04045357

82- SUBMISSIONS FACING SHEET

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MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Carl Zeiss Meditec AG

*CURRENT ADDRESS Goeschwitzer Strasse 51-52
07745 Jena Germany

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 06 2004
THOMSON
FINANCIAL

FILE NO. 82- 34817 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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Carl Zeiss Meditec Share

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RECEIVED
2004 OCT -4 P 2:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Obligatory disclosures in accordance with § 21 para. 2 WpHG (German Securities Trading Act)

Announcement dated 29 September 2003
Carl Zeiss Meditec AG
Notice pursuant to Articles 21 para. 1 and 22 para. 2 WpHG

Ladies and Gentlemen,

We herewith notify you pursuant to Art. 21 para. 1 WpHG that on 25 September 2003 our portion of the voting rights in Carl Zeiss Meditec fell below the threshold of 75% and now stands at 73.08%. This portion includes 33.85% of the voting rights of Carl Zeiss-Beteiligungs GmbH, Carl-Zeiss-Strasse 22, 73447 Oberkochen/Germany, that are attributable to us pursuant to Art. 22 para. 2 WpHG.

Yours sincerely,
Carl Zeiss Jena GmbH
Carl-Zeiss-Promenade 10, 07745 Jena/Germany
Jena, 29 September 2003

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Announcement dated 25 September 2003
Carl Zeiss Meditec AG
Notice pursuant to Articles 21 para. 1 and 22 para. 1 No. 1 WpHG

Ladies and Gentlemen,

We herewith notify you pursuant to Art. 21 para. 1 WpHG that on 25 September 2003 our portion of the voting rights in Carl Zeiss Meditec fell below the threshold of 75% and now stands at 73.08%. This portion includes 39.23% of the voting rights of Carl Zeiss Jena GmbH, Carl-Zeiss-Promenade 10, 07745 Jena, and 33.85% of the voting rights of Carl Zeiss Beteiligungs-GmbH, Carl-Zeiss-Straße 22, 73447 Oberkochen, that were allocated to us pursuant to Art. 22 para. 1 Sentence 1 No. 1, para. 3 WpHG.
The Carl Zeiss Foundation does not hold a direct interest.

Yours sincerely,

Carl Zeiss Foundation
Oberkochen, 25 September 2003

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- **Announcement dated 11 March 2003**
  Carl Zeiss Meditec AG
  Supplementary announcement to § 25 WpHG

  Carl Zeiss Jena GmbH, Carl-Zeiss-Promenade 10, D-07745 Jena, has corrected its announcement published on 9 July 2002 to § 21 Section 1, § 22 Section 2 WpHG [Securities Trading Act] to the extent that as of 4 July 2002 it had exceeded the shareholding threshold of 5% (not 75%) and that at this point in time it held 76% of the voting rights in our company.

  Jena, March 2003

  The Board of Management

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- **Announcement dated 11 March 2003**
  Carl Zeiss Meditec AG
  Supplementary announcement to § 25 WpHG

  The foundation company Carl Zeiss Stiftung, Carl-Zeiss-Strasse 2-60, D-73446 Oberkochen, has corrected its announcement published on 9 July 2002 to § 21 Section 1, § 22 Section 2 WpHG [Securities Trading Act] to the extent that as of 4 July 2002 it had exceeded the shareholding threshold of 5% (not 75%) and that at this point in time it held 76% of the voting rights in our company.

  Jena, March 2003

  The Board of Management

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Announcement dated 11 March 2003
Carl Zeiss Meditec AG
Supplementary announcement to § 25 WpHG

Carl Zeiss Beteiligungs-GmbH, Carl-Zeiss-Strasse 22, D-73446 Oberkochen, has corrected its announcement published on 9 July 2002 to § 21 Section 1 WpHG [Securities Trading Act] to the extent that as of 4 July 2002 it had exceeded the shareholding threshold of 5% (not 25%) and that at this point in time it held 76% of the voting rights in our company. In addition Carl Zeiss Beteiligungs-GmbH has informed us that of the above voting rights 38.76% were to attributable to it under § 22 Section 2 WpHG.

Jena, March 2003

The Board of Management

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Announcement dated 17 December 2002
Carl Zeiss Meditec AG (German securities ID No. 531 370)
Announcement pursuant to Art. 21 para. 2 WpHG (German Securities Trading Act)

Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft (DEWB) AG, Carl-Zeiss-Platz 16, 07743 Jena, has notified us in its own name that it has fallen below the threshold of 5% in the amount of holdings in Carl Zeiss Meditec AG.

Since 16 December 2002 the DEWB AG does not hold any longer voting rights in Carl Zeiss Meditec AG

Jena, 18 December 2002

The Management Board

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Carl Zeiss Meditec Share

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Notifications in accordance with §15a of the German Securities Trading Law, Directors' Dealings

Notification by:	Function:	Notification received on:
Franz-Jörg Stündel	**Member of the Supervisory Board**	**13-Oct-2003**

Deal on own behalf

Date:	**26-Sep-2003**
Purchase/Sale:	**Sale**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**190**
Currency:	**Euro**
Price per share:	**10.70 Euro**

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Notification by:	Function:	Notification received on:
Dr. Michael Kaschke	**Chairman of the Supervisory Board**	**06-Mar-2003**

Deal on own behalf

Date:	**06-Mar-2003**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**750**
Currency:	**Euro**
Price per share:	**7.85 Euro**

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Notification by:	Function:	Notification received on:

Dr. Franz-Ferdinand von Falkenhausen	**Member of the Supervisory Board**	**05-Mar-2003**

Deal on own behalf

Date:	**05-Mar-2003**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**450**
Currency:	**Euro**
Price per share:	**7.85 Euro**

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Notification by:	Function:	Notification received on:
Franz-Jörg Stündel	**Member of the Supervisory Board**	**05-Mar-2003**

Deal on own behalf

Date:	**05-Mar-2003**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**284**
Currency:	**Euro**
Price per share:	**7.85**

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Notification by:	Function:	Notification received on:
Jürgen Dömel	**Member of the Supervisory Board**	**05-Mar-2003**

Deal on own behalf

Date:	**05-Mar-2003**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**

Nominal value:	1 Euro
Number:	291
Currency:	Euro
Price per share:	7.79 Euro

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Notification by:	Function:	Notification received on:
Dr. Manfred Fritsch	**Member of the Supervisory Board**	**04-Mar-2003**

Deal on own behalf

Date:	04-Mar-2003
Purchase/Sale:	Purchase
ISIN (International Security Identification Number):	DE 0005313704
Security:	Share
Nominal value:	1 Euro
Number:	450
Currency:	Euro
Price per share:	7.85 Euro

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Notification by:	Function:	Notification received on:
Alexander von Witzleben	**Deputy Chairman of the Supervisory Board**	**04-Mar-2003**

Deal on behalf of spouse/partner, name: von Witzleben

Date:	04-Mar-2003
Purchase/Sale:	Purchase
ISIN (International Security Identification Number):	DE 0005313704
Security:	Share
Nominal value:	1 Euro
Number:	594
Currency:	Euro
Price per share:	7.80 Euro

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Notification by:	Function:	Notification received on:

Ulrich Krauss	**President & CEO**	**26-Feb-2003**

Deal on own behalf

Date:	**26-Feb-2003**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**500**
Currency:	**Euro**
Price per share:	**7,033 Euro**

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Notification by:	Function:	Notification received on:
Bernd Hirsch	**Member of the Management Board**	**20-Feb-2003**

Deal on own behalf

Date:	**20-Feb-2003**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**500**
Currency:	**Euro**
Price per share:	**7.28 Euro**

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CARL ZEISS MEDITEC

Carl Zeiss Meditec: Launch of direct marketing in Japan

New subsidiary anticipates sales of at least EUR 33 m in financial year 2002/2003

Jena, 11 October 2002. With the start of the new financial year 2002/2003 in October, Carl Zeiss Meditec AG has launched its direct sales and marketing operations in Japan. As a result the global leader in the supply of ophthalmic systems now has its own subsidiary in Tokyo, Carl Zeiss Meditec Co. Ltd., for marketing and service activities in the world's second most important market for medical technology. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG: "With our ophthalmic systems, we already generate sales of over EUR 18 million in Japan. Due to direct sales and marketing this sum will grow by EUR 15 million to at least EUR 33 million in the financial year 2002/2003. The new company will generate a positive contribution to our results right from the start."

Behind the USA, Japan is the largest market for systems for diagnosis and treatments of eyediseases. Sales of ophthalmic systems in Japan have more than doubled since 1992/93 and are expected to further increase in the next few years. Already today, virtually the total product portfolio of Carl Zeiss Meditec is being successfully marketed in Japan. In particular, products for treating glaucoma are in high demand. With its worldwide unique diagnosis system OCT 3, Carl Zeiss Meditec holds an excellent position in the market.

Carl Zeiss Meditec will also profit from additional market potential in Japan following the recent certification of its Visucam lite, a digital camera for examining the fundus of the eye.

Carl Zeiss has been successfully represented in Japan for over 90 years and has firmly established the name "Zeiss" in the market. The new Zeiss Meditec subsidiary will base its activities on this success. In particular, it will benefit from longstanding customer relations and comprehensive know-how in certification procedures. Qualified staff ensures top quality in marketing of products and services.

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for use in the field of aesthetic laser medicine and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. (formerly Humphrey Systems). Since 1 October 2002 Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Carl Zeiss Meditec AG
Jens Brajer/Investor Relations
Goeschwitzer Str. 51-52
D-07745 Jena
Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 02
E-mail: j.brajer@meditec.zeiss.com
Web: www.meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 4 -

Carl Zeiss Meditec: New MEL 80 laser goes on sale[1]

Sales of tens of millions expected - System is first new product of Carl Zeiss Meditec AG

Jena, 21 October 2002. Carl Zeiss Meditec AG is unveiling its first new product since its merger in July 2002 at the most important ophthalmology trade fair in the world, the American Academy of Ophthalmology (AAO). In comparison to its predecessor, the MEL 70 G-Scan, and other models, the new MEL 80 excimer laser offers greater precision and faster treatment of vision defects (refraction).

Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, is expecting this product to yield sales topping tens of millions of euros in the current 2002/03 financial year. The intention is that the new laser should help raise the company's market share from its current 12 percent to between 20 and 25 percent within five years.

Doctors and patients benefit in equal measure from the new product. It significantly raises convenience and precision levels in the laser treatment of vision defects. The MEL 80 helps shorten treatment times, allowing a deviation of 5 diopters to be corrected in just 15 seconds. This means that the corneal layer remains open for a shorter period during the operation than was previously the case, facilitating faster restoration of the patient's eyesight. In addition, the safety of the treatment is increased through the use of an extremely high speed eye-tracker which adjusts the laser beam at the smallest of eye movements. A further innovation is the new workstation concept for which the MEL 80 is specially designed. This allows key patient data such as age and desired result to be taken into account in the operation. The doctor benefits from the significantly longer life of the laser head and the lower service costs.

The MEL 80 is CE approved and can therefore be used immediately in Europe and certain countries in Asia. Sales via the company's own direct distribution network in Germany and the Carl Zeiss group's sales companies will begin following the AAO.

---

[1] Important Note: The MEL 80 is not for sale in the U.S.

CARL ZEISS MEDITEC

Note. The AAO ophthalmology fair will be held from 20 to 23 October 2002 in Orlando (Florida, USA).

Brief profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading complete solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for use in the field of aesthetic laser medicine and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. (formerly Humphrey Systems). Carl Zeiss Meditec AG also has an own subsidiary in Japan, the largest market after the USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Carl Zeiss Meditec AG
Jens Brajer/ Investor Relations
Göschwitzer Straße 51-52
07745 Jena

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 02
Email: j.brajer@meditc.zeiss.com
Web: http://www.meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 5 -

Carl Zeiss Meditec achieves record sales at AAO

Newly merged company enjoys unprecedented success

DUBLIN, CA In a show of strength for the newly formed company, Carl Zeiss Meditec achieved record sales at the 2002 American Academy of Ophthalmology (AAO) conference and trade show, nearly doubling 2001 sales. AAO was held October 20-24 in Orlando.

Carl Zeiss Meditec was making its first appearance at the premier industry trade show since it was formed by the merger of Zeiss, Humphrey Systems and Asclepion Meditec in July 2002.

Spearheading sales was the new *STRATUS*OCT™, the only ophthalmic diagnostic device that provides direct cross-sectional imaging of the retina, revealing structures and pathologies beneath the surface. Other products that contributed to Carl Zeiss Meditec's record sales at the AAO were the IOLMaster ®, the industry-leading solution for contact-free measurement of eye length before cataract surgery, and the Humphrey® Field Analyzer, the Gold Standard for perimetry.

"Carl Zeiss Meditec is enjoying the advantages of new products, new energies and new opportunities that come from the commitment and dedication of our employees around the world," said Jim Taylor, President of Carl Zeiss Meditec Inc. "We view AAO sales as a strong indication that we are offering our customers the types of innovative solutions that meet their needs and expectations. We are excited about ongoing innovation and customer relationships that will advance clinical practice and fuel our business growth."

Carl Zeiss Meditec also unveiled at AAO the innovative MEL 80™ excimer laser for laser refractive surgery. The MEL 80™ employs technologies that enable smaller spot size, faster ablation and faster eyetracking than its predecessor and

Press Release

CARL ZEISS MEDITEC

competing devices. Although this laser is commercially available in Europe, the MEL 80™ is not for sale in the U.S.

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

In the U.S.:
Carl Zeiss Meditec Inc.
Travis Lindsay/Director of Marketing
5160 Hacienda Drive
Dublin, CA, 94568, USA

Telephone: (925) 557-4699
Fax: (925) 557-4675
Email: t.lindsay@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Outside the U.S.:
Carl Zeiss Meditec AG
Philip Staehler/Director of Marketing
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 02
Email: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

EXHIBIT C
- Ref. # 6 -

Declaration by the Board of Management and the Supervisory Board of Carl Zeiss Meditec AG on the recommendations of the 'Government Commission on the German Corporate Governance Code' in accordance with Art. 161 Stock Corporation Act (AktG)

Board of Management and Supervisory Board declare that the Company complies with the recommendations of the 'Goverment Commission on the German Corporate Governance Code'.

Oberkochen/Jena, 6 December 2002

For the Supervisory Board	For the Board of Management
Dr Michael Kaschke	Ulrich Krauss

Financial statements of Carl Zeiss Meditec AG, Jena (HGB)

EXHIBIT C
- Ref. # 7 -





Management report

A Introduction

Carl Zeiss Meditec AG, Jena, ('Carl Zeiss Meditec', 'the Company') was created through the merger of Carl Zeiss Ophthalmic Systems AG, Jena, ('Carl Zeiss Ophthalmic') with the publicly-listed Asclepion-Meditec AG, Jena, ('Asclepion'). The former Carl Zeiss Ophthalmic comprised the Ophthalmology business division of Carl Zeiss Jena GmbH in Jena (Germany) and its subsidiary Carl Zeiss Ophthalmic Systems, Inc. in Dublin, California (USA).

Carl Zeiss Meditec develops, manufactures and sells products and systems in the field of ophthalmology. Furthermore, the Company provides service for diagnostic and therapy in this area of medical technology. The most important business unit is 'Vision', where the ophthalmic activities of Carl Zeiss Meditec are brought together. In particular in this area the activities of Asclepion and Carl Zeiss Ophthalmic are the ideal complement to one other. The merger rounds off the product portfolio of Carl Zeiss Ophthalmic in the field of laser systems for refractive surgery, one of the core competencies of Asclepion. Two other business units, Aesthetic and Dental, are concerned with medical applications for lasers.

According to Handelsgesetzbuch (German Commercial Code, referred to as HGB) the merger of Carl Zeiss Ophthalmic with Asclepion to form Carl Zeiss Meditec came into force with economic effect as of 1 October 2001.

B Content and structure of the individual financial statements

Under German Commercial Code (HGB) the assuming legal entity, Asclepion, records the transfer of assets associated with the merger as a current business transaction in its accounts for the 2001/2002 financial year. The inventory and valuation of the assets recorded by Asclepion as an addition to its accounts were determined following the final balance sheet of the transferring legal entity, Carl Zeiss Ophthalmic, as of 30 September 2001. Comparisons of the figures in the financial statements (HGB) of the Company with the previous year are only meaningful to a limited degree as the figures for Carl Zeiss Meditec for the 2001/2002 financial year are being compared with those of Asclepion in the previous year (2000/2001 financial year).

C Course of business

C.1 Major markets

The Vision business unit is the company segment at Carl Zeiss Meditec with the highest turnover: a sales figure of € 97.016m has been posted in this segment in the reporting period. This represents 81% of total sales of Carl Zeiss Meditec. The ophthalmic products cover the four major ophthalmic disease clusters:

- **Refraction**: vision defects which can usually be corrected by glasses or contact lenses and which are increasingly being remedied using laser treatment.
- **Cataract**: an opacity and hardening of the lens which may culminate in blindness.
- **Glaucoma**: degeneration of the optic nerve which results in progressive reduction of the field of vision.
- **Retina**: diseases such as retinal detachment which result in loss of vision.

The value-added chain within the four disease clusters covers not only diagnosis, but also therapy and follow-up examinations.

Customer groups of the Company are ophthalmologists in eye clinics, eye specialists in private practice, optometrists, opticians and laser centres.

Carl Zeiss Meditec, which has been created through the merger, is excellently positioned on the market thanks to its extensive product portfolio in the field of devices and systems for ophthalmology, the size of this business and its global positioning. The following graphic shows how the product portfolios of Carl Zeiss Ophthalmic and Asclepion complement one another in the field of ophthalmology:

Product portfolio



Diagnosis
Treatment/ laser therapy
Follow-up treatment
Refraction (vision defects)
Retinal diseases
Glaucoma
Cataract
Carl Zeiss Ophthalmic Systems
Asclepion-Meditec AG

The market for ophthalmic devices and systems in which Carl Zeiss Meditec operates had, in the estimation of the management, a global volume of some € 1.4 billion in 2001.[1] It can – analogous to the four disease clusters in ophthalmology – be broken down into four sub-markets in which the Company markets its products.[2]

In the opinion of Carl Zeiss Meditec these sub-markets each have the following annual volumes:

Annual market volume*



240
190
260
670
Refraction
Devices and systems for cataract treatment
Devices for treatment of retinal disorders
Devices and systems for glaucoma treatment

** in millions of Euro*

In addition to its core ophthalmology business, Carl Zeiss Meditec also develops, produces and markets laser systems for other medical applications. These are primarily applications in the field of dermatology. These activities are amalgamated in the Aesthetic business unit. The Company offers various lasers for the hair removal (epilation), sclerosis of superficial blood vessels, skin ablation, and the removal of benign pigmentation and tattoos. The annual global market volume for laser devices in the field of medical-cosmetic applications is about € 450m.[3] Furthermore, the Company is active to a limited extent on the dental laser market. These activities are amalgamated in the Dental business unit. The corresponding annual market volume is estimated by the Company to be € 40m to € 60m worldwide.[4] Moreover, Carl Zeiss Meditec offers a global customer service to the operators of its devices and systems. These activities are amalgamated in the Service business unit.

1 *Own estimates, based on independent market reports and compulsory publications by publicly-listed competitors – and in particular relating to the sales segmentation. The market reports include: Theta Reports 2002, Millenium Research Group: 'U.S. Markets for Ophthalmic Devices 2002','Global Industry Analysts, Ophthalmic Instrumentation - A Global Strategic Business Report', MarketScope, Nov 2001*

2 *The following presentation covers products from Carl Zeiss Meditec as well as products from the American subsidiary Carl Zeiss Meditec, Inc., Dublin/USA, which are also marketed by Carl Zeiss Meditec. The latter's products are all devices and systems with the trade name Humphrey® and the system STRATUSOCT™ . The economic development of Carl Zeiss Meditec, Inc. is not however part of the individual financial statements of Carl Zeiss Meditec to HGB.*

3 *John Wheeler in OLE, February 2002, page 27ff and own estimates*

4 *Own estimastes*

C.2 Framework conditions for economic development

The economic framework conditions in the 2001/2002 financial year were difficult. The global economy has not yet recovered from the terror attacks of 11 September 2001 and there has been an increase in uncertainty over further economic developments. The reasons for this lie in the ongoing conflict with Iraq and the associated possible rise in oil prices, as well as the fall in prices on the stock markets. For the industrialised nations it is expected that in a year-on-year comparison, gross domestic product (GDP) will only see moderate growth this year – on a global scale this figure is 1.3%, in the eurozone only 0.8%.[5]

C.3 Industry-specific situation

The competitive environment in ophthalmology has been shaped in the recent past by growth, intensive competition and a tangible consolidation process. This development has triggered two separate trends. The number of medical laser equipment manufacturers is declining due to mergers and acquisitions. Among the manufacturers of ophthalmic devices there is a trend towards expanding the technological basis and moving into new sales dimensions. The merger of Carl Zeiss Ophthalmic with Asclepion is to be seen against this strategic background.

C.4 Corporate situation

C.4.1 Sales development

In total the Company posted sales of € 119.278m in the 2001/2002 financial year (previous year: € 41.208m).

In Germany Carl Zeiss Meditec posted sales of € 25.841m in the reporting period (previous year: € 8.145m). The region with the strongest sales in the 2001/2002 financial year was Europe (without Germany) with a sum of € 47.341m (previous year: € 15.836m). In the Asia/Pacific region (including Africa) there were sales of € 27.336m in the 2001/2002 financial year (previous year: € 8.649m). Sales in the Americas in the 2001/2002 financial year were € 18.760m (previous year: € 8.578m).

5 *Weekly Report (Wochenbericht) 43/02 as of 18 October 2002 of the Deutsches Institut für Wirtschaftsforschung (DIW), Berlin*

With regard to the individual business units, sales were distributed as follows:

Business unit	2000/2001 financial year (€ '000)	2001/2002 financial year (€ '000)		
		Total	*thereof Jena-Lichtenhain site (former Ophthalmology division of Carl Zeiss Jena GmbH)*	*thereof Jena Göschwitz site (former Asclepion)*
Vision	25,025	97,016	76,832	20,184
Aesthetic	10,892	10,370	0	10,370
Dental	795	2,143	0	2,143
Service	4,496	9,749	4,174	5,575
Total	41,208	119,278	81,006	38,272

Sales of the laser system VISULAS™ 532s (retina disease cluster) developed well. The major sales markets for this product alongside Germany were Japan and the USA. The laser system MEL 70 G-Scan™ (refraction disease cluster) made a clear contribution to the Company's overall sales. In this respect the major sales markets were Asia and Europe. An important contribution to sales was also made by the IOLMaster® and the VISULAS™ YAG II plus laser system (cataracts disease cluster). About half of the sales with both products were attained in the regional markets USA, Germany and Japan.

Despite the contribution which the MEL 70 G-Scan™ refractive laser made to the Company's overall sales, it was not possible to tap the full business potential in this area. Against the background of the forthcoming merger of Carl Zeiss Ophthalmic with Asclepion, and also because the successor to the main product in this division (MEL 70 G-Scan™), the new refractive laser system MEL 80™ was launched immediately after the conclusion of the 2001/2002 financial year, a number of distribution partners displayed a certain reservation in their marketing endeavours. However, this development shall be more than compensated in the future by the global distribution of Carl Zeiss Meditec AG, or rather by its access to the global distribution network of the Carl Zeiss Group.

C.4.2 Orders on hand

As of 30 September 2002 orders on hand at Carl Zeiss Meditec amounted to € 11.854m. Of this sum € 8.359m was accounted for by the products of the former Ophthalmology division of Carl Zeiss Jena GmbH and € 3.495m by the former Asclepion. Orders on hand as of 30 September 2001 amounted to € 5.682m.

C.4.3 Production

a) Production planning and production

In the 2001/2002 financial year the Company had two production sites, Jena-Lichtenhain and Jena-Göschwitz.

At the Jena-Lichtenhain site production planning is based on the 'rolling forecast' method used by the sales partners. This means that these draw up rolling sales plans which form the basis for the ordering of individual items and component manufacturing. The final assembly at the Jena-Lichtenhain site is performed exclusively to customer orders so as to keep stocks as low as possible. Such a manufacturing method is also planned for the site Jena-Göschwitz, yet has not been implemented in the 2001/2002 financial year.

b) Development of manufacturing capacities

Carl Zeiss Meditec compensates for fluctuations in demand by employing loaned staff. In the 2001/2002 financial year loaned employees were deployed at the Jena-Lichtenhain site. The development of the manufacturing capacities at the Jena-Göschwitz site was shaped by the preparation of production of the new refractive laser system MEL 80™. In this respect, capacity utilisation in the second half of the year was not always optimal.

c) Quality management

Official registrations and approvals are, in the meantime, demanded by the majority of markets as a prerequisite for the marketing of medical products. The quality management system of Carl Zeiss Meditec has been certified to DIN EN ISO 9001:2000 and DIN EN ISO 13485. The Company's quality management system has been approved in line with the requirements of the directive 93/42 EEC. The Company is subject to EU monitoring under Annex II and Annex V in accordance with the above-mentioned directive. Thus, in accordance with the Medical Product Act (Medizinproduktgesetz) Carl Zeiss Meditec is entitled to make the declaration of conformity for its products and market these within the European Union with the CE symbol. Carl Zeiss Meditec manufactures its products in conformity with the American standard for 'Good Manufacturing Practice' (GMP), 21 C.F.R. part 820, QSR.

d) Registrations and approvals

The Company's products are fundamentally aimed at the global market. For this reason, with new devices and systems right from the outset the construction methods, the parts used and the necessary interfaces are all chosen so that they may be used worldwide.

With the exception of refractive lasers, with which registrations and approvals take longer, and above all in the USA und Japan, all the Company's products have approvals in all the major countries.

The Company reserves the right, however, on smaller markets which place high demands on the approvals procedure to forego applying for these approvals in individual cases – and thus to forego the development of the market – so as not to have to reveal its know-how to external auditors.

e) Product launches

In the 2001/2002 financial year a number of new products were launched on the market.

- **VISULAS™ 532s**: This is a new, extraordinarily compact and transportable photo-coagulation laser for the treatment of retinal diseases.

- **Visucam™ lite**: Visucam™ lite was launched on the market in February 2002 and is a mid-segment fundus camera for private ophthalmologists. The device is fully digital and has an easy-to-use image archiving software.

- **MEL 80™**: This system was launched on the market shortly after the conclusion of the financial year (end of October 2002). In contrast to its predecessor, the MEL 70 G-Scan™, the new system is more compact and also much faster thanks to its higher pulse rate. The MEL 80™ is of significance for Carl Zeiss Meditec inasmuch as that it rounds off the product portfolio of what was formerly Carl Zeiss Ophthalmic (see C.1 Major markets).

C.4.4 Procurement

As under C.4.3 Production and products, a) Production planning and production, the final assembly of the products at the site in Jena-Lichtenhain is exclusively to customer orders so as to keep stocks as low as possible. Accordingly the release orders for the corresponding components from suppliers are placed one to two months before the production date. The same procurement policy will be applicable to the production at the Jena-Göschwitz site from the 2002/2003 financial year onwards. The Company attaches great significance to long-term partnerships with its suppliers.

C.4.5 Investments

The Company's investments in the reporting period focused on office fittings and equipment.

As a result of the merger of Carl Zeiss Ophthalmic and Asclepion to form Carl Zeiss Meditec, investments in financial assets have decreased considerably over the previous year. In particular, thanks to the global positioning of Carl Zeiss Meditec, no major priority is being attached to investments in the development of distribution channels. The Company ensures its global sales coverage through subsidiaries and through access to the global sales channels of the Carl Zeiss Group.

C.4.6 Financing

The liquidity of Carl Zeiss Meditec continues to be guaranteed by existing credit lines and through integration of the Company into the group cash management of the Carl Zeiss Group. The inclusion of the entire Company came about with the coming into effect of the merger as of 4 July 2002; prior to this it had only applied to the Ophthalmology division of Carl Zeiss Jena GmbH.

The main feature of the Company's financial management is that in its financing it avails to the greatest-possible degree of its own funds or of the group cash management of the Carl Zeiss Group. Accordingly there were no liabilities of Carl Zeiss Meditec due to banks in the reporting period, but exclusively liabilities due to the Treasury of the Carl Zeiss Group.

C.4.7 Personnel

As of 30 September 2002 the Company had 362 employees plus 26 trainees. The corresponding number for the previous year was 196 employees plus 13 trainees.

The following graphic provides an overview of the personnel structure at Carl Zeiss Meditec AG, Jena, as of 30 September 2002.

Personnel structure at Carl Zeiss Meditec



9,0%
22,0%
5,0%
2,0%
29,0%
21,0%
12,0%
Production
Research and development
Sales and Marketing
Service
Board of Management and commercial sector
Product management
Quality management

C.4.8 Environmental protection

Within the framework of its business activity the Company complies with all the relevant environmental protection provisions.

There is no direct or indirect risk to the environment from the Company's products or production methods.

D Business position

D.1 Net worth

The balance-sheet total under German Commercial Code (HGB) of Carl Zeiss Meditec as of 30 September 2002 amounts to € 190.897m. In a year-on-year comparison, and thus with the balance-sheet total of Asclepion, this corresponds to an increase of 164%.

As a result of the merger, the structure of the assets on the balance sheet has changed considerably. In particular the financial assets have increased considerably, to € 122.226m, with the inclusion of the shareholding in Carl Zeiss Ophthalmic Systems, Inc., Dublin/USA at market value. In the 2001/2002 financial year they amounted to 64% of the balance-sheet total, and to 30% in the previous year.

The opposite effect was seen in the 2001/2002 financial year with the unscheduled depreciation of the financial assets of Asclepion to the amount of € 14.137m. This depreciation had become necessary as a result of the ongoing losses at Carl Zeiss Meditec Ltd., Edinburgh/Scotland (formerly Asclepion-Meditec Ltd.) and at Asclepion-Meditec, Inc., Coto de Caza/USA, the strategic orientation of Carl Zeiss Meditec, which was created through the merger, and as a result of the insolvency of Asclepion's former co-operation partners and shareholdings.

The fixed assets as of 30 September 2002 were 66% of the balance-sheet total (previous year: 32%). The high levels for this asset structure ratio result from the contribution of the shares in Carl Zeiss Meditec, Inc., Dublin/USA, which is included in the balance-sheet item 'financial assets'.

Of the increase of € 12.280m in the net inventories to € 26.238m as of 30 September 2002 a sum of € 15.303m results from the inventories of Carl Zeiss Ophthalmic, which have been included in the annual financial statements for the first time ever. The inventories were reduced by the transfer to the assets of devices which have been transferred to customers on a long-term basis, as well as higher devaluations at Asclepion, which – as a result of the downturn in sales – were primarily performed for second-hand devices.

Compared to the previous year accounts receivable have – despite the additions from the merger – only risen by € 1.902m. This is due to much higher individual valuation adjustments at Asclepion performed to cover non-payment risks.

Accounts receivable from affiliated companies as of 30 September 2002 amounted to € 13.14m (previous year: € 4.492m). These are essentially accounts receivable from Asclepion-Meditec S.R.L., Milan/Italy to the amount of € 5.008m and from sales partners of the Carl Zeiss Group. All the accounts receivable have a term of less than one year, and are thus of short-term character.

In accordance with the resolution on the performance of the merger as adopted by the annual general meeting on 28 May 2002 the capital stock was increased from € 6.2m to € 25.833m. The capital reserves increased from € 63.08m as of 30 September 2001 to € 162.488m with the contribution of Carl Zeiss Ophthalmic in the course of the merger. Of particular significance in this respect is the subsidiary Carl Zeiss Ophthalmic Systems Inc., Dublin/USA.

The equity capital ratio of Carl Zeiss Meditec as of 30 September 2002 amounted to 82% (previous year: 86%).

In the reporting period Carl Zeiss Meditec had no liabilities due to banks. There were major liabilities to Treasury of the Carl Zeiss Group (€ 9.875m). Total liabilities in the 2001/2002 financial year were € 20.779m (previous year: € 4.866m). The ratio of liabilities to equity capital is approx. 1:8.

A detailed view of the net worth is given above all by a portrayal of the individual cover ratios.

Cover ratio A (equity capital as a ratio of fixed assets) amounted to 126% as of 30 September 2002 (previous year: 270%). Cover ratio B (equity capital plus long-term borrowed capital as a ratio of fixed assets) amounted to 126% as of 30 September 2002 (previous year: 270%). As of 30 September 2002 the cover ratio for medium-term and long-term tied assets (equity capital plus medium-term and long-term borrowed capital as a ratio of fixed assets plus accounts receivable with a term of more than one year) was 123% (previous year: 223%). In all cases there is sufficient equity capital coverage. Thus the net worth of the Company may be regarded as solid and viable in the long term.

D.2 Financial position

As of 30 September 2002 the liquid funds amounted to € 3.392m, as of 30 September 2001 to € 9.870m. This reduction essentially results from the outflow of funds from operating activities to the amount of € 2.355m, from investing activities to the amount of € 0.895m and from financing activities to the amount of € 3.288m.

It has become clear that the net loss for the year of € 24.458m has only affected payments to a minor degree. This is due to the fact that the result for the year has essentially been caused by the amortisation of financial assets and the devaluation of accounts receivable, as well as by transfers to the provisions.

In the 2001/2002 financial year there were investments of € 0.801m in fixed assets and intangible fixed assets. The outflow of funds from financing activity results essentially from payments for the redemption of loans.

The financing of the Company continues to be guaranteed through integration of the Company into the group cash management of the Carl Zeiss Stiftung, Heidenheim an der Brenz/Jena.

D.3 Earnings position

The gross result on sales as a ratio of sales at Carl Zeiss Meditec amounted to 33% in the 2001/2002 financial year, following on from 52% in the previous year. The change is due to a shift in the sales model of Carl Zeiss Meditec from that used by Asclepion.

The result of ordinary operations in the 2001/2002 financial year was -€ 24.520m (previous year: -€ 9.027m).

This development is essentially due to the following reasons:

- In the wake of the merger the necessary integration of the sales structures led to a delay in individual sales.

- Sales of the MEL 70 G-Scan™ was impacted by the forthcoming launch of the new refractive laser MEL 80™ at the end of the financial year, as well as the reticence towards its predecessor on the part of some of Asclepion's sales partners in view of the merger.

- The ratio of selling costs to sales has decreased from 40% in the previous year to 27% in the 2001/2002 financial year. This is due to the change in the sales structure at Carl Zeiss Meditec. Nevertheless, in the past financial year there were considerable one-off expenses. These arose in connection with the merger of Carl Zeiss Ophthalmic with Asclepion, and cover the devaluation of claims against the Asclepion subsidiaries Asclepion-Meditec, Inc., Coto de Caza/USA and Carl Zeiss Meditec Ltd., Edinburgh/Scotland. The increase in selling costs also results from an increase in individual valuation adjustment on accounts receivables performed to cover non-payment risks and from the return of devices sold last year.

- Furthermore, as the merger of the companies only became legally effective with its entry on the commercial register in the last quarter of the past financial year (on 4 July 2002) it has not yet been possible to realise savings on function costs in the past financial year to a notable degree.

Other operating income of € 5.226m (previous year: € 2.903m), which mainly resulted from the reversal of individual and lump-sum valuation adjustments, the release of provisions no longer required, currency gains, gain from the sale of the former Asclepion site at Floss i.d. Opf. and other operating expenses of € 2.396m (previous year: € 2.414m), influenced the operating result.

With a total of € -14.611m (previous year: € -5.753m), the amortisation of financial assets had the most significant impact on the result from ordinary activities for the 2001/2002 financial year. This amortisation includes depreciation and valuation adjustments which have already been communicated within the framework of the pro forma 9-month statements. These valuation adjustments had become necessary at Asclepion in the wake of the merger and as a result of the insolvency of debtors in the course of the financial year. The individual items affected were essentially:

- Amortisation of loans to the former Asclepion co-operation partners Icon Laser Eye Centers Inc. and their successor companies, and to U.S. Medical Inc., as well as a depreciation of the Asclepion shareholding in U.S. Medical Inc. with a total volume of € 5.482m

- Amortisation of loans to the Asclepion subsidiaries Carl Zeiss Ltd., Edinburgh/Scotland, and Asclepion-Meditec, Inc., Coto de Caza/USA, with a total sum of € 6.52m

- Depreciation of the value of a shareholding in the Asclepion subsidiaries Asclepion-Meditec Ltd., Edinburgh/Scotland with a total sum of € 2.135m.

The depreciation of the loans to the Asclepion subsidiaries Carl Zeiss Meditec Ltd., Edinburgh/Scotland, and Asclepion-Meditec, Inc., Coto de Caza/USA, as well as the depreciation on the book value of the shareholding Carl Zeiss Meditec Ltd., Edinburgh/Scotland, have arisen from the sustained negative development of the earnings position of these companies and the strategic orientation of Carl Zeiss Meditec, which was created through the merger of Carl Zeiss Ophthalmic with Asclepion. In Carl Zeiss Meditec, Inc., Dublin/USA the Company now has a subsidiary which is excellently positioned on the market. In Great Britain Carl Zeiss Meditec will avail of the successful sales channels of the Carl Zeiss Group.

Thus the net loss for the 2001/2002 financial year totals € 24.458m, following on from a net loss of € 8.324m in the previous year. Taking into account the loss-carryforward from the previous year, there is a balance-sheet loss of € 32.782m for the reporting period (previous year: € 8.324m).

E Risks in future development

Within the framework of its operating activity (development, manufacture and marketing of devices and systems for diagnosis and treatment in ophthalmology as well as the development, manufacture and marketing of laser systems for dermatological and dental applications) Carl Zeiss Meditec is naturally exposed to a number of risks which are inseparably intertwined with the entrepreneurial activity.

a) Market and competition

The market for medical technology products is a dynamic market. Among the factors affecting the dynamism of the market are the opportunities offered by new applications and methods, and the impact of new clinical findings. Such findings may have a negative impact on existing methods and products and also on new methods and products on which the business success of the Company is founded.

Competition on the market for medical technology will continue to increase; in this respect it is above all the impact of the changes to the social system by the government, especially in countries, in which the treatment of eye diseases is financed to a considerable extent by the health system which could have a negative effect on business developments and earnings position of the Company. If budgets were cut, or the reimbursement of treatment costs were withdrawn for certain types of treatment, this could have a negative impact on the net worth, financial position and earnings of the Company.

Additional uncertainty and potential risks arise from the ongoing weakness of the global economy. This could, above all, be noticeable in the field of privately-financed medical applications such as refractive surgery, and lead to a deterioration in the creditworthiness of our customers and to lost sales which could have a negative impact on the net worth, financial position and earnings of Carl Zeiss Meditec.

b) Product cycles and dependency on suppliers

Medical technology is seeing rapid development in many areas. New scientific findings lead to shorter development and product cycles.

The success of Carl Zeiss Meditec is determined to a great extent by the development of new, innovative products in the fields of ophthalmology and laser medicine and by recognising new technology trends at an early stage and turning these into appropriate products. Should the Company lose touch in technological terms, fail to react in time to a technological development, not identify a market trend in good time or should a development end in a technological dead-end, this could have a negative impact on the competitive position of the Company.

The ever-closer co-operation with suppliers in the wake of general cost pressure and the complexity of the constituent parts leads to new dependencies, which could have a negative impact on the production and sale of the Company's products, as well as on their quality.

c) Patents and intellectual property

The Company is not aware that it violates patent rights or other industrial property rights of any third parties. It cannot be excluded, however, that a third party might assert claims against the Company for the violation of industrial property rights. Such a violation could under certain circumstances cause delays in the delivery of products or, in the event of a court deciding against the company, oblige the Company to enter into agreements on fees and licence payments. Such copyright and license agreements could, under certain circumstances, only be available at unacceptable conditions. A law suit against the company due to the violation of industrial property rights could therefore have a considerable negative impact on the net worth, financial situation and earnings of the Company.

The competitive position of Carl Zeiss Meditec depends on securing its technological innovations. So as to guarantee these, the Company acquires patents for its own and third-party inventions and takes measures to protect its business secrets. The expiry of proprietary rights and patents could lead to new competitors entering the market or existing rivals gaining in strength.

d) Approval of products

In the medical technology and the health service sectors there are strict approval procedures; these vary greatly from country to country. If necessary approvals are not granted for the Company's products this can have a negative impact. There is no guarantee that the numerous registrations of the Company will continue to be valid in the future, nor renewed and attained in good time for new products. Furthermore, it cannot be excluded that the registration requirements will not become stricter in the future. This could reduce sales and the future growth of the Company, which would have a negative impact on the earnings of Carl Zeiss Meditec.

e) Risk of product defects, product liability risk

The products manufactured and marketed by Carl Zeiss Meditec are used for medical and cosmetic purposes with the effect that any erroneous functioning on the part of the devices could lead to patients and/or customers incurring injuries. Despite the use of all justifiable measures in quality control, sources of errors cannot be excluded in full. Although the Company has to date not been obliged to pay any important compensation claims arising from product liability, it cannot be excluded that it will not face such claims in the future. A particular risk is posed by potential product liability claims brought against the company in the USA as the damages awarded by the courts there may be very large indeed. It cannot be excluded that the existing insurance cover for the Company does not ensure sufficient cover for potential warranty claims in the USA.

f) Risks arising from integration

In order to obtain the full benefit of synergies from the merger of Carl Zeiss Ophthalmic Systems AG and Asclepion Meditec AG the new Company needs to integrate quickly and successfully numerous and hitherto largely separate activities such as procurement, research and development, logistics, marketing, sales and service. If this is not successful, or is only partially successful, it will only be possible to achieve the desired synergies to a limited extent or not at all, despite the efforts and costs involved in integration.

g) Development of exchange rates

Our global presence and distribution to virtually every country in the world leads to global supplier and buyer relationships involving payment flows in various different currencies. The purchase of goods and services is predominantly conducted in euro. One exception to this is the purchase of products by the American subsidiary Carl Zeiss Meditec, Inc., Dublin/USA, which are conducted in US dollars. Likewise deliveries to this subsidiary are also invoiced in US dollars. Any resulting fractions as well as larger claims against third parties in foreign currencies are recorded on a regular basis and hedged using suitable financial instruments such as forward currency transactions. This has already been the case to date with accounts receivable in foreign currencies.

h) Subsidiaries

Through its subsidiaries Carl Zeiss Meditec is indirectly exposed to the respective risk environment of the subsidiary. The relationships to our subsidiaries can lead to statutory and contractual liabilities.

In particular there is a potential risk regarding the book value of the shareholding Carl Zeiss Meditec, Inc., Dublin/USA, which was recorded at its fair value, in the event of a permanent deterioration in the net worth, earnings and financial position of this company.

In order to identify and appraise the stated risks in good time, and so as to counter the risks and comply with the Act on Control and Transparency in Stock Corporations (KonTraG), a uniform, pan-group risk management system has been launched in accordance with the regulations of the Carl Zeiss Group. The risk management system is an integral part of the entire controlling and reporting process and ensures the systematic recording, evaluation and communication of risks.

The essential features of the risk management system are:

- Retention of existing responsibilities and regular monitoring by a central 'Risk Manager'
- Risk identification and evaluation in risk matrices
- Risk reporting on the basis of given thresholds for relevant risks
- Initiation of measures to avoid and/or lower risks

F Research and development

The expenses for research and development prior to grants, allowances and subsidies amounted to € 13.944m (previous year: € 7.847m). Taking into account these grants, in the 2001/2002 financial year the Company spent a sum of € 12.873m on research and development (previous year: € 6.746m). For the 2001/2002 financial year this corresponds to a ratio of 11% of sales (previous year: 16%).

One of the key research and development activities has been the conclusion of development work on the new, compact, portable VISULAS™ 532s coagulation laser. It can be used either in operating theatres or for outpatient treatment. With its globally unique VISULINK™ 532 slit lamp adapter it can easily be used with both Zeiss and Haag Streit slit lamps without the need to change any of the optics.

Of major significance in this field was the research and development work on the new MEL 80™ refractive laser system, which was presented to the public for the first time ever after the conclusion of the financial year at the American Academy of Ophthalmology (AAO) trade fair, which took place at the end of October 2002. In contrast to its predecessor, the MEL 70 G-Scan™, the new system is more compact and also much faster thanks to its higher pulse rate. The new refractive laser system is of significance for Carl Zeiss Meditec inasmuch as that it rounds off the product portfolio of what was formerly Carl Zeiss Ophthalmic.

The Company plays a major role in a number of inter-company future projects. To this end the global network and competence of the Carl Zeiss Group is used on an intensive basis. Thus Carl Zeiss Meditec is co-operating with other companies and institutes in a major alliance on a new process for the correction of vision defects with the aid of ultra short-pulsed lasers (femto-second lasers).

The Company's innovation pipeline is extremely well stocked with numerous other development and research projects. These projects range from minimally-invasive, intraocular operations, through extensive biometric and functional measurement of the eye, to complete diagnostics for the retina and the development project SaveDent/PAD in the Dental business unit has to be mentioned as well.

G Events after the balance-sheet date

Immediately after the balance-sheet date, on 9 October 2002, the Company announced the launch of direct sales in Japan. Thus Carl Zeiss Meditec is also represented on the important Japanese market through its own subsidiary.

The subsidiary Carl Zeiss Meditec Ltd., Edinburgh/Scotland (formerly Asclepion-Meditec Ltd.), is to be re-structured; the corresponding valuation adjustments on the book value of the shareholding and the loans were conducted in the past financial year.

In Italy negotiations are currently being conducted on the optimisation of the sales structure and, where appropriate, on the merger of the subsidiary Asclepion-Meditec S.R.L., Milan/Italy with Carl Zeiss S.p.A., Arese, Milan/Italy.

Following the cut-off date the Company filed a lawsuit concerning the bulk of the 'Other loans', and in this respect has in advance performed the appropriate valuation adjustments.

H Outlook

The market for medical technology products has not been left unaffected by the 'fragile state of the global economy'[6] and a number of deflationary factors. As a result of the rise in predatory competition, and above all at the expense of smaller providers, and on the basis of new products, the Company expects the sales figures in the field of diagnosis in the Vision business unit to rise further, with prices remaining relatively stable. Although the Laser division (including refractive surgery) only expects a minor recovery for the 2002/2003 financial year, the new product MEL 80™ holds the promise of an improvement in market shares in those countries for which approval has been received in the 2002/2003 financial year. The Company assumes that in the 2002/2003 financial year, and also in the years thereafter, the Vision business unit will make a significant contribution to the further improvement of the Company's earnings. Furthermore, the Company believes it is well positioned internationally thanks to the level of awareness of the 'Zeiss' brand and its global sales presence.

6 *Weekly Report (Wochenbericht) 43/02 as of 18 October 2002 of the Deutsches Institut für Wirtschaftsforschung (DIW), Berlin*

Considerable competitive pressure is to be expected in the Aesthetic and Dental divisions in the coming financial year. However both divisions should stabilise thanks to the streamlining of their existing product portfolios and their excellent technology positions.

The general economic data have also impacted on the expected earnings at Carl Zeiss Meditec. Thus for the 2002/2003 financial year the Company assumes that this year's turnover and sales can be surpassed. At the same time, attaining the earnings targets requires decisive measures to reduce costs, as well as an increase in sales activities. The Vision business unit, and above all with refractive systems, will have the greatest percentage growth. All in all the Company expects positive net income for the 2002/2003 financial year.

The seven-point plan presented at the end of the 2002 financial year is being implemented as scheduled. A number of successes have already been attained. These include the market launch of two new products, one of which is the refractive laser MEL 80™; the bundling of activities in the field of research and development; as well as the integration of refractive laser systems into the direct sales activities of Carl Zeiss Meditec and the sales channels of the Carl Zeiss Group for major markets. Among the next milestones are the commencement of the approvals procedure for refractive lasers in the USA and Japan; the conclusion of the integration by 31 December 2002; the establishment of viable business models in the Aesthetic and Dental divisions by the end of the second quarter of the 2002/2003 business year; and the complete adoption of the German Corporate Governance Codex on the general meeting of Carl Zeiss Meditec AG on 12 March 2003.

I Final declaration to the dependency report

Declaration by the Management Board to Art. 312 Section 3 AktG

Carl Zeiss Meditec AG as a member of the Carl Zeiss Group has prepared a dependency report in accordance with Art. 312 German Stock Corporation Act (AktG). Under the circumstances known to the board of management at the point in time the transactions were concluded, the companies of Carl Zeiss Meditec AG group received a suitable counter-service for each of the transactions listed in this report on relationships to affiliated companies and were not disadvantaged by any of the measures adopted as stated in this report or by their omission.

Jena, 02 December 2002
Carl Zeiss Meditec AG

Ulrich Krauss President and CEO	Bernd Hirsch Member of the Board of Management	Dr Walter-Gerhard Wrobel Member of the Board of Management

Carl Zeiss Meditec AG, Jena
Income statement for the financial years 2000/2001 and 2001/2002

(in € '000)		2000/2001		2001/2002
1. Sales revenues		41,208		119,278
2. Cost of revenues		-19,598		-80,209
3. Gross profit		21,610		39,069
4. Selling and marketing expenses		-16,567		-32,121
5. General and administrative expenses		-3,513		-7,047
6. Research and development expenses	-7,847		-13,944	
minus government grants received	1,101	-6,746	1,071	-12,873
7. Other operating income		2,903		5,226
8. Other operating expenses		-2,414		-2,396
9. Operating interest and similiar income thereof from affiliated companies € 0,561m (previous year: € 0,523m)		1,464		779
10. Amortisation of financial assets – thereof due to affiliated companies € 0,525m (previous year: € 0m)		-5,753		-14,611
11. Interest and similiar expenses		-11		-546
12. Result from ordinary activities		-9,027		-24,520
13. Taxes on income and earnings		709		78
14. Other taxes		-6		-16
15. Net loss		-8,324		-24,458
16. Accumulated losses brought forward				-8,324
17. Accumulated deficit		-8,324		-32,782

Carl Zeiss Meditec AG, Jena
Balance sheet as of 30 September 2002

(in € '000)		30.09.2001		30.09.2002
Assets				
A. Fixed assets				
I. Intangible fixed assets				
Concessions, industrial property rights and similar rights and assets including licenses for such rights and assets		15		46
II. Property, plant and equipment				
1. Land and leasehold rights and buildings	593		7	
2. Plant and machinery	25		61	
3. Other fixtures and fittings, tools and equipment	794	1,412	2,666	2,734
III. Financial assets				
1. Shares in affiliated companies	2,435		116,182	
2. Loans to affiliated companies	8,099		1,023	
3. Investments	1,295		129	
4. Other loans	9,923	21,752	4,892	122,226
		23,179		125,006
B. Current assets				
I. Inventories				
1. Raw materials and supplies	3,200		8,943	
2. Work in progress	1,044		4,767	
3. Finished goods and goods for resale	9,714	13,958	12,528	26,238
II. Accounts receivable and other assets				
1. Trade accounts receivable – thereof with a term of more than one year: € 2.905m (2001: € 4.826m)	18,242		20,144	
2. Accounts receivable due from affiliated companies – thereof with a term of more than one year: € 0 (2000: € 0)	4,492		13,140	
3. Accounts receivable due from companies to which the company is linked by virtue of participation	0		44	
4. Other assets	2,498	25,232	2,652	35,980
III. Cash on hand and cash in banking accounts		9,870		3,392
		49,060		65,610
C. Prepayments and accrued income		140		281
		72,379		190,897

(in € '000)		30.09.2001		30.09.2002
Liabilities				
A. Shareholders' equity				
I. Share capital	6,200		25,833	
II. Additional paid-in capital	63,080		162,488	
III. Retained earnings				
Other retained earnings	1,558		1,558	
IV. Accumulated deficit	-8,324	62,514	-32,782	157,097
B. Accrued expenses				
1. Provisions for pensions and similiar obligations	0		735	
2. Provisions for taxation	20		70	
3. Other provisions	4,689	4,709	11,720	12,525
C. Liabilities				
1. Advances from customers	0		43	
2. Trade accounts payable thereof with a term of up to one year: € 3,245m (2001: € 1,227m)	1,227		3,245	
3. Due to affiliated companies thereof with a term of up to one year: € 13,946m (2001: € 0,464m)	529		13,977	
4. Other liabilities	3,110		3,514	
thereof with a term of up to one year: € 3,514m (2001: € 3,110m)				
thereof from taxes: € 0,394m (2001: € 0,161m)				
thereof from social security: € 0,470m (2001: € 0,217m)		4,866		20,779
D. Deferred income		290		496
		72,379		190,897

Fixed-asset movement schedule (gross presentation)

(in € '000)						Purchase/manufaturing cost
	01.10.2001	Additions/ disposals through merger	Additions	Transfers (+/-)	Disposals	30.09.2002
Intangible fixed assets						
Software and patent	460	223	28		0	711
Fixed assets						
Land and leasehold rights and buildings including buildings on third-party land	704				688	15
Plant and machinery	55	93	16		3	161
Other fixtures and fittings, tools and equipment	2,525	2,867	2,369	58	467	7,352
Payments on account and tangible assets in course of construction		58		-58		
	3,284	3,018	2,385	0	1,158	7,529
Financial assets						
Shares in affiliated companies	2,435	115,882				118,317
Loans to affiliated companies	8,099		609		1,166	7,542
Investments	4,797					4,797
Loans to undertakings to which the company is linked by virtue of participation						0
Other loans	12,347	20	597		1,031	11,933
Advance payments on investments						0
	27,678	115,902	1,206	0	2,197	142,589
	31,422	119,143	3,619	0	3,355	150,829

Cumulated depreciation						Residual book value	
02.10.2005	Additions/ disposals through merger	Depreciation in FY	Disposals	Write-ups	30.09.2002	01.10.2001	30.09.2002
445	194	26			665	15	46
111		7	109		9	593	7
30	52	21	3		100	25	61
1,731	2,507	891	443		4,686	794	2,666
						0	0
1,872	2,559	919	555	0	4,795	1,412	2,734
		2,135			2,135	2,435	116,182
		6,519			6,519	8,099	1,023
3,502		1,166			4,668	1,295	129
					0	0	0
2,424		4,791	20	154	7,041	9,923	4,892
					0	0	0
5,926	0	14,611	20	154	20,363	21,752	122,226
8,243	2,753	15,556	575	154	25,823	125,006	23,179

Notes for the 2001/2002 financial year (HGB)

I. General information and notes to the financial statements

I. 1. Foundation, stock exchange listing

Carl Zeiss Meditec AG ('Carl Zeiss Meditec' or the 'Company') was founded on 4 October 1995 as Aesculap-Meditec GmbH with its head office in Jena within the scope of a joint-venture based on nominal capital of € 51,000 (DM 100,000). The partners were:

• AESCULAP AG & Co. KG, Tuttlingen	€ 31,000 (DM 60,000)
• JENOPTIK AG, Jena	€ 20,000 (DM 40,000)

On 10 November 1999 Aesculap-Meditec GmbH was transformed into a stock corporation and from this date onwards it bore the name Asclepion-Meditec AG ('Asclepion'). The Company went public on 22 March 2000 and was listed on the Neuer Markt at the Frankfurt Stock Exchange.

The initial public offering generated € 58.466m (gross € 63.8m) for Asclepion.

I.2 Merger of Asclepion-Meditec AG with Carl Zeiss Ophthalmic Systems AG to form Carl Zeiss Meditec AG

Pursuant to the Merger Agreement dated 15 April 2002 between Asclepion and Carl Zeiss Ophthalmic Systems AG ('Carl Zeiss Ophthalmic') the resolution of the general meeting of Carl Zeiss Ophthalmic on 21 May 2002 and the approving resolution of the general meeting on 28 May 2002 of Asclepion, Carl Zeiss Ophthalmic conveyed its assets in their entirety, together with all rights and obligations, by dissolution without winding up under the terms of Art. 2 No. 1 Transformation Act to Asclepion in exchange for the granting of Asclepion shares to the shareholders of Carl Zeiss Ophthalmic (merger through assumption). The inter partes acquisition of the assets of Carl Zeiss Ophthalmic by Asclepion shall become effective on 1 October 2001.

For the purpose of effecting the merger with Carl Zeiss Ophthalmic the ordinary general meeting of Asclepion adopted a resolution on 28 May 2002 to increase the share capital of Asclepion by € 19.633m from € 6.2m to € 25.833m, divided into 25,833,300 no-par-value bearer shares. The increase of the share capital has been completed. The new shares (19,633,300 shares) are endowed with full dividend rights as of 1 October 2001.

At the same time approval was given at the shareholders' meeting to the name change from 'Asclepion-Meditec AG' to 'Carl Zeiss Meditec AG' and to the following revised text of its business purpose:

"The business purpose of the Company is to develop, manufacture and sell medical technology products and systems for diagnosis and therapy, especially in the field of ophthalmology, plus provide accompanying services."

The merger became effective on the day it was recorded in the commercial register of Gera Local Court on 4 July 2002.

I. 3. Development of share capital and capital reserves in the 2001/2002 financial year

Total share capital rose from € 6.2m (30 September 2001) to € 25.833m due to the capital increase of € 19.633m on 30 September 2002.

Capital reserves of € 63.080m (30 September 2001) were increased by € 99.408m in the course of the merger to a total of € 162.488m.

The book value of other revenue reserves on 30 September 2002 remained unchanged at € 1.558m.

Due to the loss in the 2001/2002 financial year the balance sheet loss of €8.324m carried forward to 30 September 2001 increased from € 24.458m to € 32.782m. Shareholders' equity as disclosed on 30 September 2002 thus amounted to € 157.097m.

Following a resolution of the extraordinary general meeting of 10 March 2000 as recorded in the commercial register at the Gera local court on 14 March 2000 the share capital was increased by up to € 400,000 (contingent capital). The contingent capital increase serves to grant subscription rights to the holders of stock options issued by the Company on the basis of the authorisation granted by the general meeting on 10 March 2000. The contingent capital increase is utilised to the extent to which use is made of the subscription rights. The new shares are endowed with dividend rights with effect from the beginning of the financial year in which they are created through the exercising of the subscription rights.

No shares were subscribed from the contingent capital.

Furthermore, the general meeting resolved to eliminate the authorised capital of € 1.7m and empower the Management Board to increase the share capital by up to € 12.917m for a period of five years from the date of recording of the amendment of the articles of association in the commercial register at the Gera local court on 31 July 2002 by issuing 12,916,650 new no-par value bearer shares.

Following this resolution of the general meeting on 28 May 2002 the Management Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of the shareholders. The exclusion of the subscription rights of the shareholders is only possible in the following cases:

- if the shares are issued to purchase non-cash contributions, especially companies, stakes in companies or parts of companies;
- to balance out fractional amounts;
- if the shares are issued at a price which is not significantly below the market price and the exclusion of subscription rights only relates to new shares, the theoretical share of the company's share capital of which does not exceed 10% of the share capital at the time of the authorisation taking effect by being recorded in the commercial register, i.e. € 2.583m.

I. 4. Annual financial statements to HGB, consolidated financial statements

The annual financial statements and the management report of Carl Zeiss Meditec AG for the financial year ending on 30 September 2002 have been prepared for the first time in € '000 in accordance with the provisions of Art. 264 et seq. of the German Commercial Code (Handelsgesetzbuch, HGB). The previous year's figures were converted at the official rate of DM 1.95583 = € 1.00.

Due to the merger of the former Asclepion and the former Carl Zeiss Ophthalmic which became effective on 1 October 2001, the figures for the 2001/2002 financial year relate to the business activities of both formerly independent companies which are now combined under the new company Carl Zeiss Meditec. Since they only relate to the former Asclepion the figures shown for the previous year 2000/2001 are only partly comparable to those of the 2001/2002 financial year.

The Company's annual financial statements are to be incorporated in the consolidated financial statements of the Carl Zeiss Stiftung, Heidenheim an der Brenz and Jena. The consolidated financial statements of the Carl Zeiss Stiftung will be published in the Federal Gazette (Bundesanzeiger) and deposited with the commercial registers at the Heidenheim an der Brenz and Gera local courts.

Furthermore, the Company will prepare its consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP).

I. 5. Exchange rate of DM for Euro

The Company used the official conversion rate € 1.00 = DM 1.95583.

II. Details and comments on accounting and valuation methods

II. 1. Fixed assets

II. 1. a) Intangible fixed assets

The intangible assets capitalised at acquisition costs have been depreciated by the straight-line method pro rata temporis for their respective useful life (three years for software and five years for patents).

Accruals from to the merger were carried at their net book value and depreciated over the residual term.

II. 1. b) Property, plant and equipment

Accruals are carried at the acquisition cost. Disposals are booked at acquisition costs minus accumulated depreciation at the time of their retirement.

The Company capitalised the transferred assets at their net book value.

Depreciation was calculated using the straight-line method on the basis of anticipated useful life. In contrast to Asclepion, at the former Carl Zeiss Ophthalmic depreciation on movable assets of property, plant and equipment was calculated by the sliding-scale method in conformance with fiscal provisions. A change was made from sliding-scale to linear depreciation as soon as this resulted in a higher amount of depreciation.

Depreciation on accruals in movable property in 2001/2002 was calculated by the former Asclepion pro rata temporis. At Carl Zeiss Ophthalmic additions of movable assets in the first half of the year are depreciated in full, additions in the second half of the year use half of the annual depreciation. In the following financial years – in conformance with the guidelines for group accounting of the Carl Zeiss Stiftung – the sliding-scale method of depreciation is to be used uniformly for all accruals in movable property.

The differing depreciation methods do not, however, have a significant effect on the Company's net worth, financial position and earnings.

Low-value assets are depreciated in full in the year of acquisition.

The new Tax Reduction Act limits sliding-scale depreciation on assets acquired or created after 31 December 2000 to twice the amount of linear depreciation and 20% of the current book value (new inventory). Existing inventory continues to be evaluated by the sliding-scale method at a maximum of 30% or three times the linear depreciation. This change in depreciation method has little or no effect on net worth, financial position and earnings.

II. 1. c) Financial assets

Shares in affiliated companies, loans to affiliated companies, holdings and other loans are shown at acquisition cost. Allowance was made for possible risks in the shareholding situation and loans in the form of reasonable depreciation.

II. 2. Current assets

II. 2. a) Inventories

Raw materials and supplies were valued at their acquisition cost or the lower market value.

Work in progress and finished goods were valued at manufacturing costs. These include the direct material costs, the direct manufacturing expenses, a suitable portion of the material and manufacturing overheads, as well as the pro rata value depreciation of the production assets. Inventory risks due to storage period or reduced marketability were taken into account by write-downs – in the case of the former Asclepion deductions for useful life and in the case of the former Carl Zeiss Ophthalmic a combination of lower-of-cost-or-market test, deductions for marketability and loss-free valuation. Both valuation methods produce similar results.

A lumpsum write-down of 25% is calculated on equipment loaned to customers.

The principle of loss-free valuation has been observed.

Trade goods and goods for sale were valued at acquisition costs or the lower market value on the cut-off date.

II. 2. b) Accounts receivable and other assets

Accounts receivable and other assets are stated at their nominal value. Recognisable individual risks are taken into account through the formation of suitable valuation allowances, the general credit risk from accounts receivable is covered by a general bad-debt allowance.

Outstanding debts with a residual term of over one year are discounted.

II. 3. Shareholders' equity

Share capital

The subscribed capital is divided into 25,833,300 no-par-value shares, each representing a pro-rata amount of the share capital of € 1.00.

This is stated at the nominal value.

II. 4. Accrued expenses and liabilities

II. 4. a) Accrued expenses

Provisions for pensions and similar obligations are valued at their actuarial cash value pursuant to Art. 6a EstG using the Heubeck Guideline Tables 1998 with an assumed rate of interest of 6%.

The formation of accrued expenses takes into account recognisable risks and uncertain liabilities. These are of an amount deemed necessary in accordance with prudent commercial judgement.

Accruals for employee-financed commitments (postponed remuneration) were equivalent to the asset values of the reinsurance at Gerling Lebensversicherungs-AG.

II. 4. b) **Liabilities**

Liabilities are stated at their individual repayment sum.

II. 4. c) **Foreign currency conversion**

Accounts receivable were converted at the acquisition exchange rate or at the lower conversion rate on the balance-sheet date or at the forward exchange rate/worst case with foreign exchange options respectively.

Liabilities were converted at the repayment exchange rate at the time of accrual of the liabilities or at the higher conversion rate on the balance-sheet date.

III. Particulars of balance sheet items

III. 1. Fixed assets

The development of individual fixed assets in the 2001/2002 financial year can be seen in the Appendix to these notes.

III. 2. Current assets

III. 2. a) **Inventories**

Inventories (€ 26.238m) include valuation allowances of € 6.337m.

III. 2. b) **Accounts receivable and other assets**

Accounts receivable on the balance-sheet date amounted to € 20.144m and included individual valuation adjustments and general bad-debt allowance of € 7.196m for doubtful debts.

The portion of accounts receivable with a residual term of over one year amounting to € 2.905m includes a discount of € 0.471m.

III. 2. c) Accounts receivable from/liabilities due to affiliated parties

The balances disclosed mainly comprise sales and services as well as the debt to the corporate treasury of the Carl Zeiss Group.

III. 2. d) Accounts receivable due from companies with which the Company is linked by virtue of participation

The disclosed receivable (€ 44,000) is a loan to a holding company.

III. 2. d) Other assets

Other assets include for the main part claims due from

- Biolase Europe GmbH, Floss from the sale of the dependent operating facility at Floss/Oberpfalz (asset deal), (€ 1.347m),
- Inland Revenue Office for accrued sales tax (€ 0.533m),
- Thüringer Aufbaubank from R&D cost subsidies (€ 0.352m),
- Employees from pre-paid travel expenses (€ 0.156m).

The item includes outstanding debts of € 48,000 with a residual term in excess of one year.

III. 2. e) Prepayments and accrued income

For the main part these consist of accrued holiday pay (€ 0.107m), prepaid rentals for exhibition stands (€ 58,000) and insurance premiums (€ 55,000).

III. 3. Shareholders' equity

III. 3. a) Share capital

Subsequent to the capital increase of € 19.633m, share capital now totals € 25.833m.

III. 3. b) Additional paid-in capital

In the course of the merger the additional paid-in capital was increased by € 99.408m from € 63.080m to € 162.488m.

III. 4. Accrued expenses

III. 4. a) Provisions for pensions and similar obligations:

These provisions were formed for the Carl Zeiss Group's pension obligations pursuant to the Benefit Regulations 2000 and the Pension Regulations 1982. The actuarial report for the assessment of pension obligations as at 30 September 2002 was prepared by Dr Dr Heissmann AG, Wiesbaden.

The item also includes a provision for employee-financed commitments (postponed remuneration € 48,000).

III. 4. b) Other provisions:

These comprise in particular provisions for:

- Warranties (€ 2.023m),
- Special payments and commissions to employees (€ 1.738m),
- Licence obligations (€ 1.388m),
- Outstanding invoices (€ 1.378m),
- Provisions for restructuring programme (€1.027m),
- Partial retirement (€ 1.012m),
- Compensation for termination of an agency agreement (€ 0.639m),
- Residual leave obligations (€ 0.448m),
- Legal and consulting fees (€ 0.442m),
- Anniversary payments (€ 0.205m),
- Risks ensuing from the obligation to support victims of the flood of August 2002 based on the report to the respective medical association (€ 0.200m),

III. 5. Liabilities

III. 5. a) Other liabilities

Other liabilities mainly include dealer commissions (€ 2.503m), social security (€ 0.470m), income and church tax (€ 0.394m).

III. 5. b) Deferred income

These mainly relate to deferred income for service and maintenance contracts (€ 0.283m) extending beyond the financial year.

III. 6. Balance sheet notes pursuant to Art. 251 HGB

III. 6. a) Liabilities from the issue and transfer of notes (notes payable)

There are no notes payable as of the balance sheet date.

III. 6. b) Liabilities from guarantees and warranty agreements

As of 30 September 2002 obligations of € 5.453m exist from guarantees and warranty agreements, thereof € 1.529m due to affiliated parties.

III. 6. c) Other financial obligations

III. 6. c1) There are the following financial obligations from rental agreements:

(in € '000)	30.09.2002
Due 2002/2003	**1.688**
- thereof to affiliated companies: € 1.668m	
Due 2003/2004	1.688
- thereof to affiliated companies: € 1.668m	
Due 2004/2005	1.688
- thereof to affiliated companies: € 1.668m	
Due 2005/2006	1.688
- thereof to affiliated companies: € 1.668m	
Due between 2006 and 2019	9.776
- thereof to affiliated companies: € 9.776	
	16.528

Financial obligations ensuing from rental agreements essentially relate to a building and yard at Göschwitzer Strasse 51-52 rented from Asset Management Verwaltungsgesellschaft mbH, Jena, and production and office floor space rented from Carl Zeiss Jena GmbH, Jena, Carl-Zeiss-Promenade 10.

III. 6. c2) The following financial obligations ensue from leasing and service agreements:

(in € '000)	30.09.2002
Due 2002/2003	431
- thereof to affiliated companies: ---	
Due 2003/2004	254
- thereof to affiliated companies: ---	
Due 2004/2005	86
- thereof to affiliated companies: ---	
Due 2005/2006	2
- thereof to affiliated companies: ---	
	773

The sums for leasing contracts were calculated using the earliest possible termination dates or the end of the contractual term.

IV. Particulars of the income statement

IV. 1. Layout of the income statement

The income statement was prepared using the operational format.

IV. 2. Sales in the 2001/2002 financial year by region with figures for the previous year

(in € '000)	2000/2001	2001/2002
Germany	8,145	25,841
Europe, not including Germany	15,836	47,341
Asia / Pacific region*	8,649	27,336
America	8,578	18,760
	41,208	119,278

*including Africa

IV. 3. Cost of materials in the 2001/2002 financial year with figures for the previous year

(in € '000)	2000/2001	2001/2002
a) Cost of raw materials, consumables and supplies, and of purchased goods	17,518	57,984
b) Cost of purchased services	1,735	16,255
	19,253	74,239

IV. 4. Personnel expenses in the 2001/2002 financial year with figures for the previous year

(in € '000)	2000/2001	2001/2002
a) Löhne und Gehälter	8,733	18,046
b) Soziale Abgaben und Aufwendungen für Altersversorgung und für Unterstützung –	1,346	3,023
davon für Altersversorgung	*0*	*171*
	10,079	21,069

IV. 5. Other operating income

Other operating income (€ 5.226m) comprises for the main part currency gains (€ 1.395m), revenue from the write-back of accrued expenses (€ 1.301m) and other income not related to the accounting period (€ 1.863m).

Other income not related to the accounting period (€ 1.863m) was due to the write-back of individual valuation allowances on trade accounts receivable (€ 0.579m), the write-back of general bad debt allowance (€ 0.357m) and other income not related to the period (€ 0.501m).

IV. 6. Other operating expenses

Other operating expenses (€ 2.396m) mainly comprises restructuring expenses (€ 1.192m), currency losses (€ 0.880m) and costs for currency option trading (€ 0.181m).

IV. 7. Taxes on income and earnings

The earnings tax proceeds of € 78,000 for corporation tax and solidarity surcharge result from an adjustment of the anticipated corporation tax/solidarity surcharge made in the reporting year for the 1999/2000 financial year.

V. Other details

V. 1. Details of existing equity interests in the Company

In a letter dated 8 July 2002 the Carl Zeiss Stiftung, Oberkochen, notified the Company pursuant to Arts. 21 (1), 22 (1) Sentence 1 No. 1 WpHG that the portion of voting rights in the Company held by the Carl Zeiss Stiftung on 4 July 2002 had exceeded the threshold of 75% and now stood at 76%. This portion includes 38.76% and 37.24% of the voting rights which were respectively allocated to the Carl Zeiss Stiftung, Oberkochen, pursuant to Art. 22, para. 1, sentence 1, No. 1, para. 3 WpHG. The aforementioned 38.76% of the voting rights originate from Carl Zeiss Jena GmbH, Jena; the aforementioned 37.24% of the voting rights originate from Carl Zeiss Beteiligungs-GmbH, Oberkochen. The Carl Zeiss Stiftung does not hold a direct interest.

In a letter dated 12 July 2002 the Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG (DEWB), Jena, notified the Company pursuant to Art. 21 para. 1 WpHG that DEWB AG had fallen below the 25% threshold in voting rights in the Company and that its share of total voting rights in the Company as of 4 July 2002 stood at 8.84%.

In a letter dated 15 July 2002 JENOPTIK AG, Jena notified the Company pursuant to Art. 21 para. 1 WpHG that JENOPTIK AG had fallen below the 5% threshold in voting rights in the Company and that its share of total voting rights in the Company since 27 June 2002 stood at 0.20% (rounded up/down).

The Company published these notices on its Website at www.meditec.zeiss.com on 9 July 2002 (for Carl Zeiss Foundation, Oberkochen) and on 24 July 2002 (for Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG, Jena and JENOPTIK AG, Jena) and submitted the proof of publishing without delay to the Federal Supervisory Office for Financial Services (BAFin), Frankfurt am Main.

V. 2. Details on shareholdings

Name and domicile of the company	Currency	Capital	Share of voting capital %	Shareholders' equity 30.09.2002 translated at the rate on the balance sheet date	Thereof result for the 2001/2002 financial year at the mean annual rate
Carl Zeiss Meditec, Inc., Dublin/USA	USD '000	23,362	100	28,473	3,066
	€ '000	23,717		28,906	3,344
Asclepion-Meditec S.R.L., Milan/Italy	€ '000	290	100	-48	-531
Carl Zeiss Meditec, Ltd., Edinburgh/Scotland	GBP '000	1,041	100	-1,870	-2,747
	€ '000	1,653		-2,970	-4,397
Asclepion-Meditec, Inc., Coto de Caza/USA	USD '000	1	100	-382	-809
	€ '000	1		-388	-882
AM Asset Management Verwaltungsgesellschaft mbH, Jena/Germany	€ '000	25	100	695	940[1]
DENFOTEX Ltd., Wynham/UK	GBP '000	0.4(*)	24.78	33(*)	1(*)
	€ '000	0.7(*)		52(*)	2(*)

1 Result for the short financial year from 1 January to 30 September 2002
(*) The figures stated for DENFOTEX Ltd. correspond to those shown in the annual accounts available to the Company as of 31 October 2001.

AM Asset Management Verwaltungsgesellschaft mbH, Jena (AMAM), is a purpose-tied company for the construction and leasing of an office building with production facility at the Jena-Göschwitz location of Carl Zeiss Meditec AG. Carl Zeiss Meditec has leased the office building with production facility since 1 October 2001.

V. 3. Details on the staff

V. 3. 1. Number of employees

The Company's annual average workforce in the 2001/2002 financial year totalled 368 persons, of which 22 were trainees. The annual average number of employees in the following areas were:

Number of employees	
Management Board	3
Production	106
Sales and Service	122
Administration and Quality Management	40
Research and Development	97
Total	368

On the balance sheet date, 30 September 2002, there were 362 employees plus 26 trainees.

V. 3. 2. Employee participation programme

The Management Board is authorised by the resolution adopted on the extraordinary shareholders' meeting on 10 March 2000, subject to the approval of the Supervisory Board, to issue in one or more tranches up to 400,000 option rights to purchase bearer shares in the Company from contingent capital to entitled employees and members of the Management Board of the former Asclepion Group – whose employment relationship has now passed over to the Carl Zeiss Meditec Group – within the framework of a stock option plan. Each option grants the right to buy one share in the Company at the "purchase price" (basic value).

The beneficiaries do not have to pay a fee for the option rights granted.

V. 4. Details on the executive bodies of the Company

V. 4. 1. Management Board

The following persons were appointed to the Management Board in the 2001/2002 financial year and their names recorded in the commercial register:

- Dr rer. nat. Bernhard Seitz, Certified Chemist, Jena-Wogau, Chief Executive Officer, until 5 July 2002,

- Dr jur. Michael Dettelbacher, Certified Lawyer, Jena, Management Board member until 31 August 2002,

- Ulrich Krauss, M.B.A., banker, Essingen, board spokesman since 8 July 2002, responsible for Sales, Marketing, Service and Personnel,

- Bernd Hirsch, M.B.A., banker, Neuler, Management Board member since 8 July 2002, responsible for Finance, Investor Relations and Legal Affairs.

- Dr. rer. nat. Walter-Gerhard Wrobel, Physicist, Jena, Management Board member since 8 July 2002, responsible for Operations, Research and Development and Quality.

The appointment of Ulrich Krauss, Bernd Hirsch and Dr Walter-Gerhard Wrobel to the Management Board and the retirement of Dr Bernhard Seitz from the Management Board was recorded in the commercial register at the Gera local court on 18 September 2002.

The active members of the Management Board received a total remuneration of € 0.380m for the 2001/2002 financial year.

Salaries paid to retiring board members in the 2001/2002 financial year totalled € 0.599m.

V. 4. 2. Supervisory Board

On 1 October 2001 the Supervisory Board consisted of the following members:

- Alexander von Witzleben, Weimar, deputy chairman of the management board of Jenoptik AG, Jena.
  Chairman of the Supervisory Board;

- Prof. Dr Dr Dr Michael Ungethüm, Tuttlingen, CEO of Aesculap AG & Co. KG, Tuttlingen
  Deputy Chairman of the Supervisory Board

- Dr Nikolaus Reinhuber, lawyer, Leipzig
  Member of the Supervisory Board

At the proposal of the Supervisory Board and with effect from the date the amendment of the articles of association becomes effective, a resolution was passed at the annual general meeting on 28 May 2002 to expand the Supervisory Board by recording the names of the following additional members in the commercial register:

- Dr Michael Kaschke, Oberkochen, member of the management board of the Carl Zeiss Stiftung, Oberkochen

- Dr Franz-Ferdinand von Falkenhausen, Jena, member of the management of Carl Zeiss Jena GmbH, Jena,

- Dr Manfred Fritsch, Kleinpürschütz/Jena, member of the management of Carl Zeiss Jena GmbH, Jena.

The decision to amend Art. 12 (Chairman of the Supervisory Board and Deputy) of the articles of association was recorded in the commercial register at the Gera local court on 4 July 2002. Subsequent to the formal conclusion of the merger on 4 July 2002 the Supervisory Board was reformed:

- Dr Michael Kaschke, Oberkochen, member of the management board of the Carl Zeiss Stiftung, Oberkochen, Chairman of the Supervisory Board since 4 July 2002,
  Other mandates:
  Member of the supervisory board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen; chairman of the Board of Carl Zeiss Meditec, Inc., Dublin/USA; chairman of the Board of Carl Zeiss Optical, Inc., Chester/USA; chairman of the board of Carl Zeiss India Pte. Ltd., Bangalore/Singapore; chairman of the Board of Carl Zeiss Australia Ltd., Camperdown/Australia; chairman of the Board of Carl Zeiss Japan, Inc.,Tokyo/Japan; chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood/USA.

- Alexander von Witzleben, Weimar, deputy chairman of the management board of Jenoptik AG, Jena, Deputy Chairman of the Supervisory Board since 4 July 2002,
  Other mandates:
  Chairman of the supervisory board of Analytik Jena AG, Jena; chairman of the supervisory board of JENOPTIK Photonics AG, Jena; deputy chairman of the supervisory board of DEWB AG, Jena; member of the supervisory board of KRONE GmbH, Berlin; member of the supervisory board of Meissner+Wurst Zander Holding AG, Stuttgart, member of the supervisory board of VOGT electronic AG, Erlau.
  Member of the supervisory board of DRAGOCO Gerberding & Co. AG, Holzminden; member of the administrative board of FEINTOOL INTERNATIONAL HOLDING AG, Lyss, Switzerland.

- Dr Franz-Ferdinand von Falkenhausen, Jena, management spokesman of Carl Zeiss Jena GmbH, Jena, member of the Supervisory Board since 4 July 2002,
  Other mandates:
  Member of the supervisory board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen; member of the supervisory board of FC Carl Zeiss Jena, Jena; member of the board and first vice president of Ostthüringen Chamber of Commerce, Gera; chairman of the Board of Trustees of the Fraunhofer Institute Jena (IOF), Jena; member of the Board of Trustees of Innovent Jena e.V., Jena; chairman of the advisory board of Thüringer Aufbaubank, Erfurt; advisory board member of ZSP Geodätische System GmbH, Jena (Trimble Group); advisory board member of AJZ Engineering GmbH, Jena.

- Dr Manfred Fritsch, Kleinpürschütz/Jena, member of the management of Carl Zeiss Jena GmbH, Jena, member of the Supervisory Board since 4 July 2002,
  Other mandates:
  Member of the supervisory board of MAZet Mikroelektronik Anwendungszentrum Thüringen, Erfurt, Germany.

Prof Dr Dr Dr h.c. Michael Ungethüm and Dr Nikolaus Reinhuber, board members of the former Asclepion-Meditec AG, resigned on 4 and 8 July 2002 respectively.

As set forth in Art. 6 (Consequences of the merger for employees and their representatives) of the Merger Agreement of July 2002 between Asclepion-Meditec AG, Jena, and Carl Zeiss Ophthalmic Systems AG, Jena, the two vacant seats on the Supervisory Board were voluntarily filled from the ranks of the employees of the former Asclepion-Meditec AG and the Carl Zeiss Group.

By resolution of the registry court of the Gera local court dated 16 August 2002 at the request of the Management Board of Carl Zeiss Meditec AG, Jena, the following members were appointed by court to the Supervisory Board:

- Franz-Jörg Stündel, Jena
  Member of the Supervisory Board on behalf of the employees since 18 August 2002,
  no other mandates

- Jürgen Dömel, Jena,
  Member of the Supervisory Board on behalf of the employees since 18 August 2002,
  Other mandates:
  Member of the supervisory board of Carl Zeiss Jena GmbH, Jena

Salaries paid to retiring supervisory board members in the 2001/2002 financial year totalled € 34,000.

Salaries paid to active supervisory board members in the 2001/2002 financial year totalled € 14,000.

V. 4. 3. Advances/Loans and contingent liabilities for the benefit of members of executive bodies

No advances or loans have been granted to members of the executive bodies. The Company has not entered into any contingent liabilities in favour of members of the Management Board/Supervisory Board.

VI. Appropriation of profit for the 2001/2002 financial year

The 2001/2002 financial year closed with a net loss of € 24,457,520.37. The Management Board proposes that the total net loss be carried forward to new account.

Jena, 02 December 2002
Carl Zeiss Meditec AG

Ulrich Krauss	Bernd Hirsch	Dr Walter-Gerhard Wrobel
President and CEO	Member of the	Member of the
	Board of Management	Board of Management

Independent Auditors' Report

We have audited the annual financial statements, together with the bookkeeping system the management report of Carl Zeiss Meditec AG, Jena, for the business year from October 1, 2001 to September 30, 2002. The maintenance of the books and records and the preparation of the annual financial statements and management report in accordance with German commercial law are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with § 317 HGB ['Handelsgesetzbuch: German Commercial Code'] and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with German principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of the Company in accordance with German principles of proper accounting. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Berlin, December 2, 2002

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Dr. Hasenburg	Zoeger
German Public Auditor	German Public Auditor

Carl Zeiss Meditec: Sales up by six percent

Operative business well placed for further growth: cash-flow and equity ratio significantly higher - liquidity tripled - integration-related costs temporarily influencing result

Jena, 17 December 2002. Carl Zeiss Meditec AG has presented its first annual statement (30 September 2002) since the merger. Group sales rose by 6% to EUR 204.6 million (previous year: EUR 193.3 million). The group therefore performed well in a difficult economic climate.

The integration has set the course for the company's further growth. The operating result (EBIT) was still burdened by the costs arising from integration. Nevertheless, the EBIT figure came in at EUR 8.4 million, after EUR 13.7 million the year before. However, the 2001/2002 statement is only comparable to that of the previous year to a limited extent. According to US GAAP the business of the former Asclepion was only consolidated from the start of July 2002.

There is now a firm basis for further growth: cash-flow from operating activities rose significantly in the financial year ended to EUR 22.7 million (previous year: EUR 0.9 million). Liquid funds more than tripled - from EUR 2.1 million the previous year to EUR 7.2 million this year. The equity ratio rose to 49%, up from 23% last year.

Contact
Carl Zeiss Meditec AG
Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51 - 52, 07745 Jena/Germany
Tel.: + 49 (3641) 220-105
Fax: + 49 (3641) 220-102
E-Mail: investors@meditec.zeiss.com

CARL ZEISS MEDITEC

Carl Zeiss Meditec: Sales up by six percent

Operative business well placed for further growth: cash-flow and equity ratio significantly higher - liquidity tripled - integration-related costs temporarily influencing result

Jena, 17 December 2002. Carl Zeiss Meditec AG has presented its first annual statement (30 September 2002) since the merger. Group sales rose by 6% to EUR 204.6 million (previous year: EUR 193.3 million). The group therefore performed well in a difficult economic climate.

The integration has set the course for the company's further growth. The operating result (EBIT) was still burdened by the costs arising from integration. Nevertheless, the EBIT figure came in at EUR 8.4 million, after EUR 13.7 million the year before. However, the 2001/2002 statement is only comparable to that of the previous year to a limited extent. According to US GAAP the business of the former Asclepion was only consolidated from the start of July 2002.

"We have completed the integration process and prepared the groundwork for a successful future for the company," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec. "The fact that we were able to increase our sales in such a difficult economic climate is a clear success." Synergies arising from the merger will start to impact positively on the result from as early as the first quarter of the new 2002/2003 financial year. They will be clearly visible in the second quarter.

Krauss pointed to three key figures which illustrate the healthy state of the company: cash-flow from operating activities rose dramatically in the financial year ended to EUR 22.7 million (previous year: EUR 0.8 million). Liquidity more than tripled - from EUR 2.1 million the previous year to EUR 7.2 million this year. The equity ratio rose to 49 percent, up from 23 percent last year.

Pressemitteilung

Carl Zeiss Meditec posted over 98 percent of its sales in its core business, the selling and servicing of devices for the diagnosis and therapy of eye disorders. The merger has placed the company in an excellent position world-wide: Europe accounted for just under 26 percent of Carl Zeiss Meditec's sales, with Germany taking a third of this. America accounted for a further 59 percent of the group sales. The company posted 15 percent of its sales in Asia, Australia and Africa.

In the year ending 30 September 2002 the Carl Zeiss Meditec group had a total of 869 employees.

Krauss is optimistic about the new financial year which started on 1 October: "We will increase our sales in the current financial year by at least 10 percent. The EBIT margin will rise to about 10 percent in the next two financial years." Various new products will contribute to the company's ongoing success, "Despite the financial burdens associated with the merger we still managed to increase our R&D expenditure. The aim is to secure Carl Zeiss Meditec's leadership of the market long term," said Krauss. The new laser for the correction of vision defects, the MEL 80™, and the STRATUSocт™ diagnosis system are both destined for success: both products enjoyed a strong market launch which will feed through to significant sales growth.

There have also been changes in the ownership structure. DEWB (Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft) AG, Jena, announced that it has sold its share in the company's share capital. The total of 2.4 million shares (representing 9 percent of the share capital) were sold to institutional investors. Back in the summer of 2002 DEWB announced its intention to sell its shares before the end of the year.

Regarding the sale of the shares, Dr. Michael Kaschke, member of the Carl Zeiss Management Board and chairman of the Supervisory Board as a representative of the major shareholder in Carl Zeiss Meditec, said, "In our opinion DEWB's move which has been announced for some time is consistent and logical. Through the merger, Carl Zeiss Meditec has acquired a new

scale." Kaschke continued, "Therefore, the sale of shares also represents an important step in view of the reorganisation of the German stock market and of our goal to achieve an attractive free float of 40 percent."

Ulrich Krauss, President and CEO of Carl Zeiss Meditec, said, "Our share represents an investment which is both, value- and growth-oriented. By extending our circle of shareholders and completing our reorientation to become one of the leading ophthalmic companies in the world the share has now become even more attractive."

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading complete solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for use in the field of cosmetic surgery and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Str. 51-52
D-07745 Jena +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 02
Email: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Public Relations
Philip Stähler/ Director Marketing
Göschwitzer Str. 51-52
07745 Jena
Telephone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 3 32
Email: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Pressemitteilung

ZEISS CARL ZEISS MEDITEC

Medicare reimbursement for IOLMaster™ Biometry increased by almost 25%

January 22, 2003 (Dublin, California) - The Centers for Medicare & Medicaid Services has announced changes to the 2003 Physician Fee Schedule, effectively increasing the potential reimbursement for optical biometry by 23%. This is welcome news for cataract surgeons, in light of Medicare's recent announcement of across the board reductions in physician fees. The change takes effect March 1, 2003, and will benefit physicians using IOLMaster® optical coherence biometry from Carl Zeiss Meditec Inc.

"We are pleased to see this long-awaited change to the payment policy for optical biometry", noted Dr. I. Howard Fine, past president of the American Society of Cataract and Refractive Surgery. "This is a win-win solution for both payers and patients since it provides physicians with more appropriate reimbursement for the newest technology which has proven to have superior accuracy over applanation ultrasound biometry. The technology is user friendly for both technicians and patients and allows for excellent outcomes." Dr. Fine made the remarks while speaking this week at the Royal Hawaiian Eye meeting in Maui, Hawaii.

The IOLMaster® measures the axial length of the eye and all other key parameters required for intraocular lens (IOL) power calculation for cataract surgery. Because this technology is non-contact, patients prefer the IOLMaster® measurement over the discomfort of ultrasound. Leading cataract surgeons rely on optical coherence biometry for a higher probability of reaching targeted refraction than ultrasound.

Press Release

ZEISS CARL ZEISS MEDITEC

The Centers for Medicare & Medicaid Services (CMS) released a Program Memorandum on January 17, 2003 entitled *"Emergency Update to the 2003 Medicare Physician Fee Schedule Database"* which includes the revision to CPT[1] Code 92136, ophthalmic biometry by partial coherence interferometry with intraocular lens power calculation. The update allows for unilateral coding and payment of the professional component of the procedure. A copy of this Program Memorandum can be obtained from the CMS website at http://cms.hhs.gov/manuals/pm_trans/B03001.pdf .

[1] All Current Procedural Terminology (CPT) five-digit numeric codes, descriptions, numeric modifiers, instructions, guidelines, and other material are

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec Inc. is a wholly-owned subsidiary of Carl Zeiss Meditec AG, a publicly traded company on the German stock exchange. The company develops, manufactures, and sells a wide range of diagnostic and therapeutic devices used by eye care professionals including the Humphrey® Field Analyzer and the innovative STRATUSOCT™ optical coherence tomographer.

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Contact:

Carl Zeiss Meditec Inc.

Travis Lindsay,
Director of Marketing
5160 Hacienda Drive
Dublin, CA, 94568, USA
Telephone: (925) 557-4699
Fax: (925) 557-4675
Email: t.lindsay@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Carl Zeiss Meditec, Inc. and Welch Allyn, Inc. sign Exclusive Multi-Year Agreement

Dublin, CA/Jena, January 24, 2003 - Carl Zeiss Meditec and Welch Allyn announced today a five year extension of their exclusive agreement to develop, market and distribute the Humphrey® FDT Visual Field Instrument. This product deploys Welch Allyn's patented Frequency Doubling Technology, which provides practitioners with a cost-effective screening device for visual field loss that is fast, reliable and easy to use. In just 45 seconds per eye, the FDT accurately screens for visual field loss often caused by glaucoma or neurological disorders.

"Our relationship with Welch Allyn is one which provides clear and significant benefits for our company and our customers," said Jim Taylor, President & CEO of Carl Zeiss Meditec, Inc. "We have created a relationship that leverages the strengths and expertise of both organizations, and which is focused on providing innovative clinical solutions. The FDT has become a standard of care as a screening device for visual field loss."

"The Humphrey FDT is the bedrock of an exciting strategic alliance that holds further promise for our two companies," said Scott Gucciardi, Director of Welch Allyn's EENT Products Group. "Our exceptional relationship allows us to leverage Welch Allyn's ophthalmic product development and manufacturing strengths through Carl Zeiss Meditec's world class sales, marketing, and distribution force."

Press Release

CARL ZEISS MEDITEC

Legal information: The information contained in this press release does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec AG in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation.

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

About Welch Allyn

Welch Allyn, Inc. was founded in 1915 and is a leading manufacturer of innovative medical diagnostic equipment, patient monitoring systems, and miniature precision lamps. Headquartered in Skaneateles Falls, New York, USA, Welch Allyn employs more than 2,100 people and has numerous manufacturing, sales, and distribution facilities located throughout the world. Additional information on Welch Allyn and its products may be found at www.welchallyn.com.

Contact:

Carl Zeiss Meditec Inc.
Travis Lindsay,
Director of Marketing
5160 Hacienda Drive
Dublin, CA, 94568, USA
Telephone: (925) 557-4699
Fax: (925) 557-4675
Email: t.lindsay@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Carl Zeiss Meditec AG
Jens Brajer,
Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany
Telephone: +49(0) 36 41 - 2 20 - 1 05
Fax: +49(0) 36 41 - 2 20 - 1 02
Email: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Welch Allyn
Scott Gucciardi,
Director EENT Products Group
4341 State Street Road
Skaneateles Falls, NY 13153 USA
Telephone: 315-685-4470
Fax: 315-685-2546
Email: gucciardis@mail.welchallyn.com
Web: http://www.welchallyn.com

Press Release

29 January 2003

CARL ZEISS MEDITEC

3rd Berlin MedTech Day

EXHIBIT C
- Ref. # 13 -

Our Vision.

"Carl Zeiss Meditec firmly believes that every individual has the right to sight. It is our vision to make the world visible for everyone."

Contents

At a glance

CARL ZEISS MEDITEC

FY 2001/2002: Carl Zeiss Meditec stood its ground in adverse economic climate

- Sales: up 6% on previous year to € 204.6m
- Cash flow, liquidity and equity ratio considerably increased
- EBIT at € 8.4m despite costs of integration

The company

- came into being on 4 July 2002 as a result of the merger of Carl Zeiss Ophthalmic Systems AG with Asclepion-Meditec AG
- Complete Solution Provider for the four main ophthalmic disease clusters
- 18% share of global market for ophthalmic devices and systems
- High performing sales and globally recognised "Zeiss" brand support marketing
- Business segments: Vision (vision defects, cataracts, glaucoma, retinal disorders), Aesthetic, Dental and Service

Carl Zeiss Meditec offers devices and systems for the four main ophthalmic disease clusters.


Normal vision
Aging
Disease cluster
Refraction
Cataract
Glaucoma
Retina

Carl Zeiss Meditec products excel through high quality and reliability.

CARL ZEISS MEDITEC

Disease cluster			
Refraction	**Cataract**	**Glaucoma**	**Retina**
			
MEL 80™	IOLMaster®	HFA II-*i*	VISULAS™
			
Atlas	VISULAS™	STRATUSoct™	Fundus camera

Total number of Carl Zeiss Meditec products: 65

Carl Zeiss Meditec makes use of extensive synergy for successful future development.

Production facilities

- Access to low cost production facilities of the Carl Zeiss Group in South America and Eastern Europe, creating potential for reduced manufacturing costs

Use of high performance sales channels

- Distribution of Carl Zeiss Meditec products by over 40 sales companies and over 100 agencies of the Carl Zeiss Group, resulting in cost and sales advantages

Accelerated technological development

- Access to Corporate R&D of Carl Zeiss Group
- Integration into the research networks of Carl Zeiss in Germany and Europe

Brand establishment

- Use of synergies with other medical technology segments of the Carl Zeiss Group
- "Zeiss" brand ist one of the best known brands in the EyeCare Professionals customer segment

Carl Zeiss Meditec has stood its ground despite adverse economic climate and the costs of integration

CARL ZEISS MEDITEC

Consolidated statement of income (US-GAAP)

	2000/2001	2001/2002	
Sales	193,3	204,6	positive launch of new products
Gross profit	70,9	70,7	burdened by costs of integration
Operating result (EBIT)	13,7	8,4	merger synergies have not yet been realised
Net income/loss	6,8	3,4	↓ effects expected from Q1 FY 02/03
Employees (30.09.)	658	869	
Orders on hand (30.09.)	15,4	31,2	rising demand especially in the USA

all figures in € million

Vision business segment made major contribution to sales - USA is the region with the highest sales.

CARL ZEISS MEDITEC

Consolidated sales in the 2001/2002 financial year: € 204.6m

Sales by region



15.4%
8.9%
17.2%
58.5%
Germany
Rest of Europe
Americas
Asia/Pacific

Sales by business segment



0.2%
9.7%
0.9%
89.2%
Vision
Aesthetic
Dental
Service

Carl Zeiss Meditec is solidly financed.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)		
	30. 9. 2001	**30. 9. 2002**
Balance-sheet total	132.8	193.6
Shareholders' equity	30.8	95.3
Equity ratio	23%	49%

all figures in € million

Operative business provides a firm basis for future growth.

CARL ZEISS MEDITEC

Consolidated cash flow (US-GAAP)

	30. 9. 2001	30. 9. 2002	
Cash flow from operating activities	0.9	22.7	Reduction in inventories (Carl Zeiss Ophthalmic), provisions
Cash flow from investing activities	-2.5	0.9	Purchase of the financial resources of Asclepion, moderate investment ratio
Cash flow from financing activities	1.9	-18.1	Repayment of liabilities to Treasury to the amount of € 17.4m
Liquidity at the end of the FY	2.1	7.2	

all figures in € million

Carl Zeiss Meditec has a market share of about 18% world-wide.

Global ophthalmic market: € 6.4 bn


9%
8%
21%
62%
Pharmaceutical products
Intraocular lenses (IOL)
Other products
Devices

"Devices and systems" segment: € 1.4 bn


9%
7%
4%
18%
62%
Carl Zeiss Meditec
Nidek
Others
Carl Zeiss Surgical
Topcon

Source: Theta Reports 2002, MarketScope 2001 and 2002, own estimates

Carl Zeiss Meditec - a steady core business with healthy growth potential.

CARL ZEISS MEDITEC

Average global market growth (CAGR) 2002 - 2005e: 10%



CAGR 10%
Growth potentials in the future-oriented market of refractive surgery (refraction)
Steady core business
670
260
240
190
754
268
262
207
848
276
285
226
954
284
311
246
Market volume (in million euros)
2002
2003e
2004e
2005e
Glaucoma (+ 8-10% p.a.)
Cataract (+3% p.a.)
Retinal disorders (+ 8-10% p.a.)
Refraction (+10-15% p.a.)

Source: Theta Reports 2002, MarketScope 2001 and 2002, own estimates

Four trends ensure long-term lasting market growth.

Growth and increasing life expectancy	Maintaining the population's eye-sight in develo-ping countries	New treatment methods	Lifestyle trends in industrialised countries
world-wide	is a political and economic problem	through technological progress	are leading to growing expenditure on private health care

Carl Zeiss Meditec pursues a global marketing strategy for all products.

ZEISS CARL ZEISS MEDITEC

- Direct sales through own subsidiaries in the world's biggest and most important medical technology markets: USA, Japan, Germany.
- In other countries: Sales through the Carl Zeiss sales companies and distributors for sales and services
- Global approval and product launch strategy

Global presence through own subsidiaries and the Carl Zeiss Group.

CARL ZEISS MEDITEC


Headquarters
Subsidiaries
Sales network
about 40 sales companies
over 100 foreign agencies

The product innovation strategy already underway will be consistently continued in the 2002/2003 FY.

CARL ZEISS MEDITEC

Carl Zeiss Meditec caters for all four main ophthalmic disease clusters: Launch of new products for the diagnosis and therapy of all disease clusters

Increased networking of diagnosis and therapy in refractive surgery, leading to further focus on strengthening the market position in this segment

The product programme will be enhanced through additional alliances

- Use of development alliances to further expand the technology and product portfolio
- Enhancement of existing partnerships, especially in the field of diagnostic technologies and software

The innovation and development pipeline of Carl Zeiss Meditec is well stocked.

Focal points of research and development are new technologies making diagnosis and therapy still more precise and efficient:

- New opto-electronic procedures for diagnostic systems
- New laser technologies for highly accurate tissue manipulation
- New networking solutions for more efficient diagnosis and therapy procedures

Numerous new products and technology innovations ensure future growth.

Products

2002	2003	2004	2005
• STRATUSOCT™ • VISULAS ™ 532s • VISUCAM™ lite • MEL 80™	New products: • Glaucoma diagnosis • Retina diagnosis • Cataract treatment • Refractive surgery	Innovations in: • Cataract diagnosis and treatment • Refractive surgery	New laser technologies

Industry and sector trends

Closer linkage of diagnosis and therapy

Introduction of networked IT-based Disease Management Systems

fs technology for refractive surgery

New technologies and services are at the heart of strategic product development.

	Refraction	Cataract	Glaucoma	Retina
Increase in market share	+ + + (USA, Asia)	+	+ + (Europe)	+ (USA, Asia)
Geographic expansion	+ + + (Asia)	+	+ + (Europe, Asia)	+ (USA)
New networking opportunities (e.g. IT-basied solutions, data management, customized vision wear)	+ +	+	+ + + (Ensemble)	+ + + (Visupac)
New technologies (e.g. less invasive treatment, early diagnosis, post-operative treatment)	+ + + (fs, Wavefront)	+ + +	+ + + (Compact HFA)	+ + + (Peak)
Enhancement of product portfolio	+ + + (AC-OCT)			

+ + +	Priority A
+ +	Priority B
+	Priority C

Sales to grow at an average rate of 10 to 13% p.a. by 2004e.

CARL ZEISS MEDITEC


Sales
(in million euros;
US GAAP)
320
300
280
260
240
220
234
265
255
300
285
2002e*
2003e
2004e
Base Case
CAGR 10%
Best Case
CAGR 13%

* *pro-forma sales for the financial year*

The EBIT target is about 10% for financial year 2003/2004.

Ratio and margin targets		Measures
Gross margin:	**38 - 41%**	Changes in product mix
Administration:	**4 - 5%**	Volume effects
Research and development:	**8 - 10%**	Bundling of R&D activities
Marketing and sales:	**14 - 16%**	Use of Zeiss sales channels
EBIT:	**about 10%**	

Goals for the next five years.

- Global market share for ophthalmic devices and systems in 2007: 30 - 35%
- Disproportionate growth in refractive surgery:
  In 2007 the global market share is expected to be at 20-25%.
- Cross-segmental product lines on the basis of innovative technologies

↓

The capital market shall participate even more in the growth of Carl Zeiss Meditec

Carl Zeiss Meditec is excellently positioned in the market.

- Carl Zeiss Meditec offers devices and systems for the four main ophthalmic disease clusters
- Carl Zeiss Meditec's strategy is market-driven not technology-oriented
- Current market share about 18%, expansion targetted to 30-35% by 2007
- "Zeiss" as a global brand
- Attractive profitability bearing limited risk
- Steady core business
- High growth potential through:
  - demographic and social trends
  - strong technology position and innovation pipeline
  - global presence and strong customer loyalty

Carl Zeiss Meditec combines stability and growth.

- The market for ophthalmic products is growing - world-wide.
- Carl Zeiss Meditec is now excellently positioned in this market
- Substantial innovative power enables growth and profit opportunities
- Synergies will contribute positively to the results of the current finanial year - merger costs have already been taken into account in 2001/2002 FY
- Healthy financing structure is the basis of a sound economic development

- Planned increase in free float to 40% boosts attractiveness of the share
- Carl Zeiss Meditec is already admitted to the Prime Standard by Deutsche Börse and applies the recommendations of the government commission "German Corporate Governance Code"

Thank you for your attention.

CARL ZEISS MEDITEC

Carl Zeiss Meditec: USA policy change supportive of IOLMaster® technology

Federal Agency raises physician reimbursement level by almost 25 percent

(Jena, 29 January 2003) A new policy revision by the Centers for Medicare & Medicaid Services (CMS) will effectively raise USA physician reimbursement for the IOLMaster® by 23%. This represents an important condition for increasing the popularity of the IOLMaster® technology in the US. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG said, "Doctors and patients will benefit equally from this reimbursement policy: the IOLMaster® is currently the only product on the market which allows for optical biometry examinations. Examinations with the IOLMaster® are considerably more efficient than those using conventional ultrasound devices. The fact that the CMS endorses optical biometry means that a major body of health services now acknowledges the benefits of this technology."

The USA already represents the most important market for the IOLMaster® today: almost a third of the total global sales of the units in the last financial year were made in the USA. The IOLMaster® is used to select the refractive power of intraocular lenses prior to cataract operations. In 2002 roughly 2.5 million cataract operations were carried out in the USA.

The Centers for Medicare & Medicaid Services (CMS), which is a federal agency within the U.S. Department of Health and

Press Release

CARL ZEISS MEDITEC

Human Services, is responsible for health care programmes that benefit about 75 million Americans. With an annual budget of roughly 360 billion US dollars this authority is a major cost centre within the US health system.

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Philip Staehler/ Director Marketing
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 3 32
E-mail: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 02
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG

– ISIN: DE0005313704 // WKN: 531370 –

Einladung zur ordentlichen Hauptversammlung

Wir laden hiermit unsere Aktionäre zu der

am Mittwoch, dem 12. März 2003, um 10.00 Uhr

im Hotel Steigenberger Esplanade Jena, Carl-Zeiss-Platz 4, 07743 Jena, stattfindenden ordentlichen Hauptversammlung ein und geben Ihnen hierfür die nachstehende Tagesordnung bekannt:

1. **Vorlage des festgestellten Jahresabschlusses und des Konzernabschlusses per 30. September 2002 sowie des zusammengefassten Lageberichts und des Berichts des Aufsichtsrats für das am 30. September 2002 beendete Geschäftsjahr**
2. **Beschlussfassung über die Entlastung des Vorstands für das Geschäftsjahr 2001/2002**
3. **Beschlussfassung über die Entlastung des Aufsichtsrats für das Geschäftsjahr 2001/2002**
4. **Beschlussfassung über die Änderung der Satzung in § 3 (Bekanntmachung)**
5. **Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**
6. **Wahl des Abschlussprüfers und des Konzernabschlussprüfers für das Geschäftsjahr 2002/2003**

Die vollständige Tagesordnung mit den Beschlussvorschlägen der Verwaltung und der Bericht des Vorstands zu Punkt 5 der Tagesordnung für die Ermächtigung zum Erwerb eigener Aktien ist im elektronischen Bundesanzeiger vom Freitag, dem 31. Januar 2003, veröffentlicht. Die vollständigen Angaben der Einberufung der Hauptversammlung sind auch bei den unter „Teilnahme an der Hauptversammlung und Stimmrechtsausübung" benannten Kreditinstituten kostenfrei erhältlich. Des Weiteren können die vollständigen Texte den Mitteilungen gemäß § 125 AktG entnommen werden. Diese erhalten die Aktionäre unaufgefordert von ihren depotführenden Kreditinstituten.

Teilnahme an der Hauptversammlung und Stimmrechtsausübung

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind gemäß § 21 der Satzung nur diejenigen Aktionäre berechtigt, die ihre Aktien spätestens am Donnerstag, dem 6. März 2003, bei einem deutschen Notar, bei einer zur Entgegennahme der Aktien befugten Wertpapier-Sammelbank oder bei einer der nachfolgend genannten Banken während der Geschäftsstunden hinterlegen und bis zur Beendigung der Hauptversammlung dort belassen:

Commerzbank AG
DZ BANK AG Deutsche Zentral-Genossenschaftsbank
Landesbank Hessen-Thüringen Girozentrale

Die Hinterlegung ist auch dann ordnungsgemäß erfolgt, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt werden; die Zustimmung der Hinterlegungsstelle ist auf Verlangen des Versammlungsleiters nachzuweisen.

Im Falle der Hinterlegung bei einem Notar oder bei einer Wertpapier-Sammelbank ist die von diesen auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummern zu bezeichnen hat, spätestens am Freitag, dem 7. März 2003, bei einer der übrigen vorgenannten Hinterlegungsstellen einzureichen.

Aktionäre, die nicht persönlich an der Hauptversammlung teilnehmen möchten, können ihr Stimmrecht durch Bevollmächtigte, z.B. durch ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen.

Als besonderen Service bieten wir unseren Aktionären an, von der Gesellschaft benannte weisungsgebundene Stimmrechtsvertreter bereits vor der Hauptversammlung zu bevollmächtigen. Die Aktionäre, die den von der Gesellschaft benannten Stimmrechtsvertretern eine Vollmacht erteilen möchten, benötigen hierzu eine Eintrittskarte zur Hauptversammlung. Um den rechtzeitigen Erhalt der Eintrittskarte sicherzustellen, sollte die Bestellung möglichst frühzeitig bei der Depotbank eingehen.

Die Vollmachten sind schriftlich zu erteilen. Soweit von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt werden, müssen diesen in jedem Falle Weisungen für die Ausübung des Stimmrechts erteilt werden. Ohne diese Weisungen ist die Vollmacht ungültig. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen.

Weitere Informationen zur Stimmrechtsvertretung erhalten die Aktionäre zusammen mit der Einladung zur Hauptversammlung von ihrer Depotbank oder stehen den Aktionären unter der Internetadresse www.meditec.zeiss.de/hauptversammlungen zur Verfügung.

Aktionäre, die Anfragen oder Anträge zur Hauptversammlung haben, bitten wir, diese an folgende Anschrift zur richten:

Carl Zeiss Meditec AG
c/o Haubrok Corporate Events GmbH
Widenmayerstraße 32
D-80538 München
Telefax: +49 (0)89 – 210 27 298

Gegenanträge gegen die Vorschläge von Vorstand und Aufsichtsrat zu den Punkten der Tagesordnung mit Begründung, die bis Mittwoch, den 26. Februar 2003, 24:00 Uhr, bei der oben genannten Anschrift eingehen, werden unverzüglich nach ihrem Eingang unter der Internetadresse www.meditec.zeiss.de/hauptversammlungen veröffentlicht. Anderweitig adressierte Anträge werden nicht berücksichtigt. Eventuelle Stellungnahmen der Verwaltung zu den Gegenanträgen werden nach dem 26. Februar 2003 ebenfalls unter der genannten Internetadresse veröffentlicht.

Auf die nach §§ 21 ff WpHG bestehende Mitteilungspflicht und die in § 28 WpHG vorgesehene Rechtsfolge des Ruhens aller Rechte aus den Aktien bei Verstößen gegen eine Mitteilungspflicht wird hingewiesen.

Jena, im Januar 2003

Carl Zeiss Meditec AG
Der Vorstand

Brief description of document # 15

The following document was published according to legal requirements as listed in Exhibit A, item #1. It represents a summarized version of the complete invitation to the Annual General Meeting 2004. Therefore, for further information we refer to Exhibit B, document #22.

Carl Zeiss Meditec: EBIT more than quadrupled at EUR 5,8m - Sales and profit targets confirmed

(Jena, 14 February 2003) In the first quarter of the 2002/2003 financial year (ending 31 December 2002) Carl Zeiss Meditec AG was able to significantly improve its profit situation. Compared to the same period last year, earnings before interest and taxes (EBIT) increased by 346% from EUR 1.3m to EUR 5.8m. The net income for the first quarter significantly increased from 0.2m EUR to 2.5m EUR. As a result, earnings per share are at EUR 0.10 (previous year: EUR 0.01). The reasons for the significant increase are to be seen in the further expansion of the already dominant market position, consolidation effects as well as realisation of the first synergies arising from the merger.

The sales volume rose by 34.9% to EUR 62.4m compared to EUR 46.2m. In the course of the quarter cash assets increased from EUR 7.2m to EUR 10.0m. This is attributable to operative cash flow, that amounted to EUR 2.0m (previous year: EUR -5.5m). The equity ratio increased to 50.3% (49.2%). Carl Zeiss Meditec reaffirmes the target of about EUR 255m in sales for the current financial year and an EBIT of about EUR 20m.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Göschwitzer Str. 51-52, D-07745 Jena, Telefon +49 (0)3641-220-105, Fax: +49 (0)3641-220-102, E-Mail: investors@meditec.zeiss.com.

End of document.

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: EBIT more than quadrupled in first quarter of 2002/2003

34.9 % growth in sales - Business results above target - Synergies from merger contribute to earnings - Further growth in profits anticipated

(Jena, 14 February 2003) In the first quarter of the 2002/2003 financial year Carl Zeiss Meditec AG was able to significantly improve its profit situation. Compared to the same period last year, earnings before interest and taxes (EBIT) increased by 346% from EUR 1.3m to EUR 5.8m. There was also a considerable improvement in net income for the period: EUR 2.5m compared to EUR 0.2m in the previous year. As a result, earnings per share rose to EUR 0.10 (previous year: EUR 0.01). The increase in profits was attributable to the further expansion of the company's dominant market position, consolidation effects as well as realisation of the first synergies resulting from the merger.

The sales volume generated by Carl Zeiss Meditec rose by 34.9% to EUR 62.4m compared to EUR 46.2m in the corresponding period last year. The company also benefited from increased sales figures for strategically important products such as the IOLMaster® and the STRATUSoct™. The founding of the company's subsidiary in Japan allowed Carl Zeiss Meditec to substantially improve its presence in the Asian-Pacific region.

Ulrich Krauss, President and CEO of Carl Zeiss Meditec said: "We are set on a path of expansion and success. This first

Press Release

quarter result more than confirms our strategy and plannings activities. The submitted figures show that both the company and its shareholders are benefiting from the merger.

The following key figures tendered by Krauss are illustrative of the markedly improved financial structure: cash assets increased during the quarter from EUR 7.2m to EUR 10.0m. This is attributable to operative cash flow, that amounted to EUR 2.0m (previous year: EUR -5.5m). The equity ratio increased to 50.3% (49.2%); in the same period the equity-debt ratio (ratio of borrowed capital to equity capital) fell to 98.4% (103.1%).

According to Krauss, Carl Zeiss Meditec expects continuing growth in sales and profits in the coming quarters: "We will meet our targets for the 2002/2003 financial year. Sales are projected to increase to about EUR 255m and EBIT to about EUR 20m." This is substantiated by figures supplied by Krauss which show an increase in the volume of orders on hand to EUR 25.0m (previous year: EUR 18.2m). Furthermore, the new MEL 80™ refractive laser is expected to contribute to sales in the second quarter.

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 02
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

EXHIBIT C
- Ref. # 18 -

3-Month Report 2002/2003



CARL ZEISS MEDITEC

At a glance

- Sales increase by 34.9%
- EBIT more than quadrupled, substantial increase in net income
- Japanese subsidiary takes up activities
- New products successfully launched
- Admission to the Prime Standard of Deutsche Börse received, Carl Zeiss Meditec conforms to the recommendations of the German Corporate Governance Codex
- Free float increased

Selected key figures

(in € million)	3-Month Report 2001/2002	3-Month Report 2002/2003	Change
Sales	46.2	62.4	+35%
Operating income/loss	1.3	5.8	+346%
Net income	0.2	2.5	+1,150%

(in € million)	30 September 2002	31 December 2002	Change
Balance sheet total	193.6	190.9	-1%
Equity ratio in %	49.2	50.3	+1.1% percentage points
Cash	7.2	10.0	+39%

(in € million)	31 December 2001	31 December 2002	Change
Cashflow from operating activities	-5.5	2.0	+136%

Content

Ladies and Gentlemen,
Dear Shareholders,

Carl Zeiss Meditec AG ('Carl Zeiss Meditec') has provided undeniable evidence of its profitability in the first quarter of the new financial year. Although only a limited comparison of the key figures with those of the previous year is possible on account of US GAAP regulations: a strong upwards trend is evident. The growth in our sales has been fuelled by new products and intensified marketing efforts. The growth in profits is attributable to sales growth and the first effects of synergies which we are realising to an increasing extent and by the improved product mix. Cash flow is significantly positive, and liquid assets have once again profited from this. In short: Carl Zeiss Meditec is set on a successful expansion path and continues to strengthen its solid financial basis. We are well on target with our business data in the first quarter – despite the hostile general economic situation.

One of the milestones in the first quarter was the foundation of our subsidiary in Japan. Since the beginning of the financial year this has given us a foothold in the world's second largest market for ophthalmic products with our own direct marketing operations. Already in the current financial year we are endeavouring to generate about € 30m in sales.

Our marketing successes are also the result of strict market orientation. Although Carl Zeiss Meditec is a vendor of cutting edge technology, its research and development activities are closely orientated to the needs of the market. One example of this was the presentation of the new MEL 80™[1] refractive laser at the world's key trade fair for the ophthalmic industry, the American Academy of Ophthalmology (AAO) in Orlando and the positive echo of our customers.

We will be striving for growth in the future based on new products. Our innovation pipeline is well stocked. Our products will be facilitating better and more efficient examination and treatment methods as well as enabling the cross-linking of individual diagnostic and treatment phases – an area in which considerable cost cutting potential exists for medical practitioners and hospitals.

1 The MEL 80™ is not for sale in the US and Japan.


Vision in

In addition to rapid growth of market penetration, in particular in the segment for refractive laser systems, a further strategic goal of Carl Zeiss Meditec is the expansion of the technological and product portfolio. New products and intelligent networked systems – up to the complete management of eye treatments – are to make a positive contribution to the Group's economic growth.

It is our declared goal to further enhance the attractiveness of Carl Zeiss Meditec shares for investors – and to this end in mid-December 2002 we received admission to the Prime Standard at the German Stock Exchange. Since one of our former shareholders, DEWB, disposed of its interest, free float has increased to about 19%. In close consultation with the Carl Zeiss Group, our majority shareholder, we wish to increase the free float to about 40%.

In the coming months our attention will be focused on the further realisation of synergies and consistent implementation of our growth strategy. This will enable us to further boost the earning capacity of Carl Zeiss Meditec and achieve our ambitious sales and profit targets.

Jena, February 2003

Ulrich Krauss	Bernd Hirsch	Dr Walter-Gerhard Wrobel
President & CEO	Member of the Management Board	Member of the Management Board



The AAO ophthalmology fair (American Academy of Ophthalmology) took place from 20 to 23 October 2002 at Orlando (Florida, USA).

Course of business

a) Executive Summary

In the first quarter of the 2002/2003 financial year Carl Zeiss Meditec achieved a marked growth in sales and profits on a group basis. Group sales showed a 34.9% increase over the corresponding period last year from € 46.227m to € 62.362m. EBIT increased more than four times to € 5.846m in the first quarter of the current year compared to € 1.255 in the corresponding period last year. Net income for the reporting period amounted to € 2.532m compared to € 0.168m in the previous year. This is equivalent to earnings per share of € 0.10 (corresponding period of last year € 0.01).

Operative cash flow has also exhibited a positive trend: an inflow of € 1.951m was posted in the first quarter of the financial year. In the previous year an outflow of funds amounting to € -5.527m was recorded.

b) Introductory Remarks

Expansion of the reporting entity: the reporting entity of the controlling company of the Carl Zeiss Meditec Group was enlarged at the start of the current financial year with the founding of the Japanese subsidiary, Carl Zeiss Meditec Co. Ltd., Tokyo/Japan.

Comparison with previous year: The previous year's figures shown in the report in hand relate exclusively to the former Carl Zeiss Ophthalmic Systems AG ('Carl Zeiss Ophthalmic'). Asclepion-Meditec AG ('Asclepion') was not included until the merger date, 1 July 2002.[2]

c) Development of sales

In the first three months of the current financial year Carl Zeiss Meditec group sales totalled € 62.362m compared to € 46.227m in the corresponding period of the previous year. This corresponds to an increase of 34.9%. This trend is also attributable to the encouraging growth in sales of strategically important products such as the IOLMaster® and STRATUSOCT™.

2 *Detailed notes on the facts and circumstances (perception of the merger as a reverse acquisition) are to be found in the consolidated financial statements of Carl Zeiss Meditec AG, in particular in the consolidated management report on pp. 40 of the Annual Report 2001/2002.*

A breakdown of sales by individual business segments presents the following picture:

Business segment	3-Month Report 2001/2002		3-Month Report 2002/2003	
	Sales (in € million)	Percentage of consolidated sales	Sales (in € million)	Percentage of consolidated sales
Vision	41.925	90.7	54.410	87.2
thereof diagnostic	35.393		47.022	
thereof laser	6.532		7.388	
Aesthetic	-	0.0	1.599	2.6
Dental	-	0.0	363	0.6
Service	4.302	9.3	5.990	9.6
Total	**46.227**	**100.0**	**62.362**	**100.0**

In the Vision business unit the following products made a significant contribution to sales:

IOLMaster®: The IOLMaster® is employed prior to cataract surgery to accurately determine the refractive power of intraocular lenses. It is currently the only device on the market that allows for optical biometrical examinations, i.e. without physical contact. The sales potential of the IOLMaster® has improved, particularly in the US market: following a decision of the US public health authority Centers for Medicare & Medicaid Services (CMS) physicians in USA will receive a 23% higher reimbursement of expenses than previously.

STRATUSOCT™: Sales of the STRATUSOCT™, launched during the last financial year, showed a positive trend in the first three months of the 2002/2003 financial year. This product innovation opens up unique possibilities for examination of the retina and diagnosis of glaucoma. Regional sales strongholds in the first quarter of the current financial year were USA and Japan.

VISUCAM™ lite: The VISUCAM™ lite digital camera is used for fast and reliable examination of the fundus of the eye. Examination and display are both electronic. This enables the acquired data to be easily processed and archived. This product boosted sales particularly in the European market.

The new refractive MEL 80™ laser will be able to contribute to group sales from the second quarter of the current financial year onwards. Medical practitioners and patients profit equally from the new product: In addition to numerous other innovations, the MEL 80™ reduces treatment times.

In the first quarter of the current financial year Carl Zeiss Meditec has further expanded its international presence. Due to the new subsidiary in Japan a further improvement in our position particularly in the Asian-Pacific region was achieved. Group sales attributable to this region increased from 14.2% in the corresponding period last year to 16.4% in the first quarter of the current financial year. Overall, the regional breakdown of sales figures is as follows:

Region	3-Month Report 2001/2002		3-Month Report 2002/2003	
	Sales (in € million)	Percentage of consolidated sales	Sales (in € million)	Percentage of consolidated sales
Germany	4.232	9.2	5.555	8.9
Europe, not including Germany	8.247	17.8	11.136	17.9
Americas	27.180	58.8	35.411	56.8
Asia / Pacific region*	6.568	14.2	10.260	16.4
Total	**46.227**	**100.0**	**62.362**	**100.0**

**including Africa*

d) Earnings position

In the first quarter of the financial year we achieved a distinct improvement in the gross margin: the latter rose by 5.1 percentage points from 35.2% in the first quarter of the previous year to 40.3% in the reporting period. This is largely attributable to changes in the product mix and selective measures to reduce production costs.

In the sphere of function costs, synergies were reflected particularly in the R&D quota (research and development costs as a proportion of group sales). The R&D quota in the first quarter of the current financial year was 9.1% compared to 10.4% in the previous year. Making allowance for subsidies, in the first quarter € 5.664m was spent on research and development (same quarter of previous year: € 4.813m). Marketing and selling expenses increased at the

same rate as sales; the proportion of group sales remained more or less unchanged at 17.3% (comparative period of previous year: 17.2%). Marketing and selling expenses in the first quarter of the current financial year totalled € 10.805m compared to € 7.966m in the corresponding period of the previous year. The increase in the ratio of general and administrative expenses from 2.9% in the first quarter of the previous financial year to 4.1% in the first quarter of the current financial year is attributable to the establishment of in-house administrative functions. In particular this includes the costs incurred for the stock exchange listing.

Operating income (earnings before interest and tax, EBIT) were more than quadrupled compared to the corresponding period of the previous year. EBIT thus amounted to € 5.846m in the first quarter of the current financial year as against € 1.255m in the corresponding period of the previous year. This represents an EBIT margin (EBIT as a percentage of group sales) of 9.4% compared to 2.7% in the corresponding period of the previous year.

Since the first quarter of the previous year we have been able to reduce interest expenses from € 0.816m to € 0.642m. This and the substantial increase in consolidated operating income contributed to a sizeable increase in earnings before income taxes (EBT). In the first quarter of the current financial year the latter amounted to € 5.235m compared to € 0.439m in the corresponding period of the previous year.

As a logical consequence Carl Zeiss Meditec showed a significant improvement in net income. In the first quarter of the current financial year the latter amounted to € 2.532m compared to € 0.168m in the corresponding period of the previous year. This is equivalent to earnings per share of € 0.10 (corresponding period last year: € 0.01).

e) Net worth

Compared to 30 September 2002 the balance sheet total as of 31 December 2002 showed a marginal decrease from € 193.633m to € 190.922m.

Notes on selected balance sheet items

Compared to 30 September 2002 accounts receivable were reduced by € 2.688m from € 40.156m to € 37.468m. In the same period long-term accounts receivable fell from € 3.124m to € 2.281m. Accounts receivable from related parties include accounts receivable from distributors and sales partners of the Carl Zeiss Group and accounts receivable within the scope of the Carl Zeiss Group cash management system. As of 31 December 2002 the latter totalled € 17.762m compared to € 16.848m on 30 September 2002.

In comparison with 30 September 2002 the portion of current assets held in inventories as of 31 December 2002 remained virtually constant. At this cut-off date the latter stood at 36.8% compared to 36.5% as of 30 September 2002. The total value of long-term assets as of 31 December 2002 stood at € 68.512m compared to € 72.583m as of 30 September 2002.

Significant liabilities were towards related parties, i.e. the distributors of the Carl Zeiss Group and the group cash management system of the Carl Zeiss Group. As of 31 December 2002 this item amounted to € 16.799m (as of 30 September 2002: € 13.601m).

Due to the discharge of liabilities in the first quarter of the current financial year accruals as of 31 December 2002 were reduced to € 21.151m (30 September 2002: € 25.975m).

Selected key figures

On 31 December 2002 the equity ratio stood at 50.3%. It has thus improved by 1.1 percentage points since 30 September 2002 (equity ratio 49.2%).

Again the debt-to-net-worth ratio (ratio of borrowed capital to equity capital) has been reduced compared to the figures as of 30 September 2002 and thus falls below parity. As of 31 December 2002 it was 98.4% (30 September 2002: 103.1%). This represents a further improvement in the financing structure of Carl Zeiss Meditec.

As of 31 December 2002 the Group's working capital (current assets net of current liabilities) amounted to € 63.327m (30 September 2002: € 60.286m). The increase in working capital is mainly attributable to the growth in liquid assets.

f) Financial position

Cash at the end of the first quarter of the current financial year increased to € 10.020m as of 31 December 2002. Seen as a whole, cash assets increased by € 2.837m in the first three months of the current financial year. In the corresponding period of the previous year a cash outflow to the amount of € -1.126m was recorded. It has thus been possible to further improve the already good liquidity position of Carl Zeiss Meditec that existed at the end of the 2001/2002 financial year (30 September 2002).

The financing of Carl Zeiss Meditec continues to be guaranteed through integration of the Group into the group cash management system of the Carl Zeiss Group.

Net cash provided by operating activities

Net cash provided by operating activities in the first three months of the 2002/2003 financial year amounted to € 1.951m (comparable period of the previous year: € -5.527m). The key factors in this respect are the accrual of liabilities and accounts receivable, due to the intercompany clearing system and the transfer of deferred tax provisions.

Net cash provided by investing activities

In the reporting period the Group recorded a net cash inflow of € 1.668m from investing activities (previous year: net cash outflow from investing activities totalling € -0.216m). This is mainly attributable to funds totalling € 1.697m that accrued to Carl Zeiss Meditec in connection with the initial consolidation of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd.

Net cash used in financing activities

Net cash used in financing activities amounted to € -0.523m in the first quarter of the 2002/2003 financial year compared to net cash inflow of € 4.352m in the first quarter of the previous year. The main reason for the outflow of capital is the repayment of short-term credits.

g) Research & Development

After deduction of subsidies, Carl Zeiss Meditec's expenditure on research and development in the first quarter of the 2002/2003 financial year totalled € 5.664m (previous year: € 4.813m). For the period under review this represented 9.1% of sales (previous year: 10.4%).

Research and development was mainly focused on projects that are to culminate in the launch of new products and product updates, some of them already in the current financial year.

Updates for products already on the market include further enhancements in use and extensions to the range of applications.

In addition, the Group plays a major role in a number of inter-company research projects. To this end the global network and competence of the Carl Zeiss Group is used on an intensive basis. Thus Carl Zeiss Meditec is co-operating with other companies and institutes in a major alliance on a new process for the correction of vision defects with the aid of ultra short-pulsed lasers (femto-second lasers). Within the scope of this project the first successful basic tests have been carried out on an experimental set-up.

With numerous other development and research projects the Group's innovation pipeline is extremely well stocked. These projects range from minimally-invasive, intraocular operations, through extensive biometric and functional measurement of the eye, to complete diagnostics for the retina.

h) Orders on hand

On the cut-off date 31 December 2002 the volume of orders on hand held by the Carl Zeiss Meditec Group amounted to € 25.014m. The corresponding figure for the previous year was € 18.228m.

i) Personnel

As of 31 December 2002 the Carl Zeiss Meditec Group had 867 employees plus 26 trainees. The workforce on 31 December 2001 totalled 643 plus 8 trainees.

j) Outlook

In the first quarter of the 2002/2003 financial year we were able to substantially increase the profitability of Carl Zeiss Meditec. We will continue on this path: profitability and growth will go side by side in future. Considering the dismal outlook for the economy as a whole that may also affect the development of Carl Zeiss Meditec, our sales and profit targets can only be achieved with further cost cutting and intensified marketing efforts.

We shall continue to adhere to our sales and profit targets for the year as a whole: Our sales volume is to grow to about € 255m and EBIT are projected at about € 20m.

Our goals on the capital market continue to exist unchanged: Together with our majority shareholder, the Carl Zeiss Group, we are pursuing the goal of significantly increasing the percentage of fee float – and thus further improving the attractiveness of the Carl Zeiss Meditec stock.

Directors' Holdings

The following table shows the number of shares and option rights held by members of the executive bodies of Carl Zeiss Meditec AG as of 31 December 2002.

Management Board		Number as of 31 December 2002
Ulrich Kraus	shares	0
	options	0
Dr. Walter-Gerhard Wrobel	shares	0
	options	0
Bernd Hirsch	shares	0
	options	0

Supervisory Board		Number as of 31 December 2002
Dr. Michael Kaschke	shares	0
	options	0
Alexander von Witzleben	shares	2,500
	options	0
Dr. Franz Ferdinand von Falkenhausen	shares	344
	options	0
Dr. Manfred Fritsch	shares	0
	options	
Jürgen Dömel	shares	0
	options	0
Franz-Jörg Stündel	shares	394
	options	600

Company		Number as of 31 December 2002
Carl Zeiss Meditec AG	shares	0
	options	0

Directors' Dealings

In the first quarter of the 2002/2003 financial year no securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG) were made by members of either the managing or supervisory board.

Shareholder Structure


81.03%
[20,932,276]
18.96%
[4,897,786]
0.01%
[3,238]
100%
[25,833,300]
Carl Zeiss Group
Free float
Management and Supervisory Board of Carl Zeiss Meditec AG
Share capital
[...] Number of shares

Consolidated income statement (US GAAP)

(in € million)		3-Month Report 1 October 2001- 31 December 2001		3-Month Report 1 October 2002- 31 December 2002
Net sales		46.227		62.362
Costs of goods sold		(29.961)		(37.244)
Gross profit		**16.266**		**25.118**
Selling and marketing expenses		(7.966)		(10.805)
General and administrative expenses		(1.325)		(2.569)
Research and development expenses	(4.981)		(5.929)	
minus government grants received	0.168	(4.813)	0.265	(5.664)
Amortisation of goodwill		(0.058)		-
Other operating income / (expense)		0.113		0.081
Foreign currency gains / (losses), net		(0.962)		(0.315)
Operating income		**1.255**		**5.846**
Foreign currency gains / (losses), net		-		-
Interest income / (loss), net		(0.816)		(0.642)
Apreciation, depreciation and valuation adjustments on financial assets		-		0.031
Income before income taxes		**0.439**		**5.235**
Income tax benefit / (expense)		(0.271)		(2.522)
Minority interests		-		(0.181)
Net income		**0.168**		**2.532**
Earnings per share (€):				
Basic		**0.01**		**0.10**
Diluted		**0.01**		**0.10**
Average number of shares outstanding:				
Basic		**19,633,300**		**25,833,300**
Diluted		**19,633,300**		**25,833,300**

Consolidated balance sheet (US GAAP)

(in € million)	30 September 2002	31 December 2002
Assets		
Current assets:		
Cash	7.183	10.020
Trade accounts receivable, net of allowances of € 8.459m as of 30 September 2002 and of € 8.928m as of 31 December 2002	40.156	37.468
Accounts receivable from related parties	16.848	17.762
Inventories	44.169	45.023
Prepaid expenses	1.294	1.138
Deferred income taxes	6.960	7.431
Other assets	4.440	3.568
Total current assets	**121.050**	**122.410**
Property, plant and equipment, net	33.925	32.277
Goodwill	16.098	16.045
Other intangible assets, net	6.537	6.184
Other long-term accounts receivable, net of allowances of € 0.962m as of 30 September 2002 and of € 0.859m as of 31 December 2002	3.142	2.281
Investments	0.129	0.129
Loans	4.874	4.887
Deferred income taxes	7.878	6.709
Total assets	**193.633**	**190.922**

(in € million)	30 September 2002	31 December 2002
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	1.368	0.295
Current portion of long-term debt	0.179	0.178
Current portion of capital lease obligations	1.314	1.382
Trade accounts payable	9.419	7.191
Accounts payable to related parties	13.601	16.799
Income taxes payable	0.160	2.371
Deferred income	4.997	5.139
Deferred income taxes	0.008	0.008
Accrued expenses	25.975	21.151
Other current liabilities	3.743	4.569
Total current liabilities	**60.764**	**59.083**
Long-term debt. net of current portion	5.027	4.982
Capital lease obligations, less current portion	30.573	28.716
Long-term deferred income	1.118	0.936
Deferred income taxes	0.396	0.422
Other liabilities	0.426	0.314
Total liabilities	**98.304**	**94.453**
Balancing item for shares of other companies	-	0.442
Shareholders' equity:		
Ordinary shares. imputed nominal value € 1,00, 25,833,300 shares authorized, issued, and outstanding, respectively	25.833	25.833
Additional paid-in capital	67.389	67.389
Retained earnings / (deficits)	5.474	8.006
Accumulated other comprehensive income / (loss)	(3.367)	(5.201)
Total shareholders' equity	**95.329**	**96.027**
Total liabilities and shareholders' equity	**193.633**	**190.922**

Consolidated statement of cash flow (US GAAP)

(in € million)	3-Month Report 1 October 2001- 31 December 2001	3-Month Report 1 October 2002- 31 December 2002
Cash flow from operating activities:		
Net income	0.168	2.532
Minority interest	-	0.181
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Depreciation and amortisation	1.051	0.622
Loss on disposal of fixed assets	-	-
Change in working capital:		
Trade accounts receivable	0.053	(3.071)
Inventories	1.856	(1.931)
Prepaid expenses and other current assets	0.290	0.968
Deferred taxes	(0.664)	0.235
Trade accounts payable	(4.721)	3.502
Income taxes payables	(4.327)	2.218
Other accrued expenses and liabilities	0.676	(3.530)
Deferred income	0.091	0.225
Total adjustments	**(5.695)**	**(0.762)**
Net cash provided by / (used in) operating activities	**(5.527)**	**1.951**
Cash flow from investing activities:		
Purchase of fixed assets	(0.216)	(0.016)
Purchase of intangible assets	-	-
Increase of loans	-	(0.013)
Proceeds from sale of fixed assets	-	-
Effects resulting from the initial consolidation of subsidiaries	-	1.697
Net cash provided by / (used in) investing activities	**(0.216)**	**1.668**
Cash flow from financing activities:		
Proceeds from issuance of short-term debt	-	(1.073)
Proceeds from issuance of long-term debt	-	(0.046)
Increase / (decrease) in liabilities due to Treasury	8.121	(3.456)
Increase / (decrease) in accounts receivable due to Treasury	(3.663)	4.036
Repayments under capital lease contracts	(0.106)	(0.093)
Proceeds from sale and lease-back transactions	-	0.109
Distribution to Group Treasury	-	-
Proceeds from issuance of common stock	-	-
Net cash provided by / (used in) financing activities	**4.352**	**(0.523)**
Effect of exchange rate changes	0.265	(0.259)
Net increase in cash	(1.126)	2.837
Cash, beginning of the year	2.144	7.183
Cash, end of the year	**1.018**	**10.020**
Suplemental disclosures of cash flow information:		
Interest paid	**0.816**	**0.726**
Income taxes paid	**1.327**	**0.186**

Development of consolidated shareholders' equity (US GAAP)

(in € million)

	Share capital	Additional paid-in capital	Retained earnings (deficit)	Accum. other comprehensive income (loss)	Total shareholders' equity
As per 30 September 2001	**19.633**	**10.048**	**2.093**	**(0.944)**	**30.830**
Comprehensive income:					
Net income			3.381		3.381
Other comprehensive loss				(2.423)	(2.423)
Comprehensive income					0.958
Capital contribution from shareholders		0.052			0.052
Fictitious capital contribution from shareholders		0.075			0.075
Capital contribution from shareholders	6.200	57.214			63.414
As per 30 September 2002	**25.833**	**67.389**	**5.474**	**(3.367)**	**95.329**
Comprehensive income:					
Net income			2.532		2.532
Other comprehensive loss				(1.834)	(1.834)
Comprehensive income					0.698
As per 31 December 2002	**25.833**	**67.389**	**8.006**	**(5.201)**	**96.027**

Notes

Consolidated statement of income

a) In the group profit and loss account for the first quarter of the 2002/2003 financial year the item "Minority interests" was included for the first time. The latter relates to the after-tax share of profits apportionable to Carl Zeiss Japan Co. Ltd., a further equity holder in the Japanese subsidiary Carl Zeiss Meditec Co. Ltd.

b) Starting 1 October 2002 Carl Zeiss Meditec AG adjusted its financial records to the Statement of Financial Accounting (SFAS) No. 142, "Goodwill and intangible assets" on account of which scheduled amortisation may no longer be calculated on goodwill. According to this regulation the current value of goodwill is tested in an impairment at least once a year, or if special circumstances exist indicate a loss of value, and amortised at a lower value as necessary. Accordingly, for the first time no scheduled depreciation of goodwill has been shown in the consolidated income statement for the first quarter of the 2002/2003 financial year.

Consolidated balance sheet

The balance sheet as of 31 December 2002 includes for the first time the item "Minority interests". These are equity capital holdings in the subsidiary Carl Zeiss Meditec Co. Ltd. that are attributable to a third party, the Carl Zeiss Japan Co. Ltd.

Investor Relations Calendar and Contact

Investor Relations Calendar

• 12-Mar-2003	Annual Shareholders Meeting
• 14-May-2003	6-Month Report
• 14-May-2003	Telephone conference for journalists
• 14-May-2003	Analyst presentation, Frankfurt a.M.
• 12-Aug-2003	9-Month Report
• 12-Aug-2003	Telephone conference
• 11-Dec-2003	Publication of the Annual Report for the 2002/2003 financial year
• 11-Dec-2003	Press conference, Frankfurt a.M.
• 11-Dec-2003	Analyst presentation, Frankfurt a.M.

Imprint

Responsible:
Jens Brajer
Concept and Layout:
PR.OFIL PR & Werbeagentur GmbH, Erfurt
www.profilpr.de

Contact

Carl Zeiss Meditec AG
Jens Brajer
Director Investor Relations
investors@meditec.zeiss.com

Phone: +49 (0) 36 41 / 2 20 - 1 05
Fax: +49 (0) 36 41 / 2 20 - 1 02
www.meditec.zeiss.com

Printed in Germany 02/03
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena

Phone: +49 (0) 36 41 / 2 20 - 0
Fax: +49 (0) 36 41 / 2 20 - 1 12
www.meditec.zeiss.com

EXHIBIT C
- Ref. # 19 -

14 February 2003

CARL ZEISS MEDITEC


3-Month Report 2002/2003
CARL ZEISS MEDITEC

Conference Call (Analysts/Investors)

Q1: EBIT quadrupled - significant growth in sales.

First quarter milestones 2002/2003

- Sales: up by 34.9% to € 62.4m compared to Q1 of the previous year
- EBIT at € 5.8m more than quadrupled (previous year: € 1.3m).
- Net income grows above average to € 2.5m (previous year: € 0.2m).
- Cash assets grow from € 7.2m to € 10.0m
- Equity ratio further improved to 50.3%

- Launch of direct marketing in Japan
- New products successfully launched (i.e. MEL 80™)
- Admission to the Prime Standard of Deutsche Börse, Carl Zeiss Meditec conforms to the recommendations of the German Corporate Governance Codex
- Free float increased to 19%

Carl Zeiss Meditec - a sound financing boosts future development.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)			
	30.9.2002	**31.12. 2002**	
Current assets	121.1	122.4	Cash assets grow, receivables reduced, inventories slightly increased
Fixed assets	72.6	68.5	Reduced volume of long-term accounts receivable
Liabilities	98.3	94.5	Repayment of short-term loans, reduced volume of accounts payable, provisions
Shareholders' equity	95.3	96.0	
Cash	7.2	10.0	

All figures in € million

Further improvement in important balance sheet ratios.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)			
	30.9.2002	**31.12.2002**	
Equity ratio	49.2%	50.3%	Equity capital increased with slight decrease in balance sheet total
Debt-to-net-worth-ratio	103.1%	98.4%	Low external financing
Working capital	€ 60.3m	€ 63.3m	Growing cash assets

Factors for success for development in 1st quarter and beyond.

CARL ZEISS MEDITEC

- Successful marketing of innovative and high margin products through established worldwide distribution channels
- Rapid and successful completion of integration process
- Process improvement and cost orientiation increase profitability of operations
- Carl Zeiss Meditec is strictly market-orientated in product innovations:
  - improved quality of treatment for the patient
  - increased efficiency for the medical practitioner
- With own distributor in Japan Carl Zeiss Meditec has direct representation in all the world's regional markets:
  - Expanded international presence
  - Higher profitability

Goals 2002/2003.

Operative targets

- Sales: € 255m
- EBIT: € 20.0m
- Continued expansion of market share particularly for refractive lasers (MEL 80™).

Strategic goals

- Rate of innovation to be further increased
- Market share in 2007: 35%
- Development of new technologies for early-stage diagnosis und efficient treatment of ophthalmic diseases
- Affiliation into TecDAX index

Carl Zeiss Meditec AG begins share buyback programme

Carl Zeiss Meditec AG begins its share buyback programme to repurchase its own shares via the stock exchange. The buyback programme, to which the Board of Management was authorised by the shareholders' meeting last year, is initially limited to 27 November 2003. In accordance with the shareholders' resolution, the purchase price may not be more than 10% above or below the closing price of Carl Zeiss Meditec shares in Xetra trading at the Frankfurt Stock Exchange on the respective previous day of business. The Board of Management considers the investment in own shares at the current market price to be in the company's best interests.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Strasse 51-52, D-07745 Jena,
Telefon +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-Mail: investors@meditec.zeiss.com

Carl Zeiss Meditec AG, Jena

– ISIN: DE0005313704 // Securities ID No.: 531370 –

Invitation to the Ordinary Shareholders' Meeting

Our shareholders are herewith invited to attend the
Annual Sharholders' Meeting

on Wednesday 12 March 2003 at 10.00 am

at the Hotel Steigenberger Esplanade Jena, Carl-Zeiss-Platz 4, 07743 Jena with the following agenda:

1. **Presentation of the established annual financial statements and consolidated financial statements for the year ending 30 September 2002, the combined management report and supervisory board report for the financial year ending 30 September 2002.**

2. **Resolution on the discharge of the Management Board for the 2001/2002 financial year**

   The Management and Supervisory Boards propose that the members of the Management Board be granted a discharge for the financial year ending 30 September 2002.

3. **Resolution on the discharge of the Supervisory Board for the 2001/2002 financial year.**

   The Management and Supervisory Boards propose that the members of the Supervisory Board be granted a discharge for the financial year ending 30 September 2002.

4. **Resolution on an amendment to the Articles of Association**

   The Management and Supervisory Boards submit the following proposals:

   Article 3 (Announcements) of the Articles of Association shall be amended as follows:

Announcements of the Company shall be made by publication in the electronic *Bundesanzeiger* (Federal Bulletin).

5. Resolution on the authorisation to purchase own shares

The present authorisation to purchase own shares pursuant to Article 71 para. 1 (8) AktG (German Stock Corporation Act) as issued by the shareholders' meeting of 28 May 2002 is limited to 27 November 2003.

The Management and Supervisory Boards submit the following proposals:

a) The present authorisation pursuant to Article 71 para. 1 (8) AktG shall be terminated prematurely at the end of the day of this Annual General Meeting. The present authorisation is herewith revoked.

b) The Company is authorised until 11 September 2004 to acquire its own shares, up to a total value of 10% of its share capital of € 25,833,300, at a purchase price that is not more than 10% above or below the closing rate of the share in Xetra trading at the Frankfurt Stock Exchange on the respective previous day of business. If acquired own shares are sold for the purpose of purchasing companies, corporate divisions or holdings in other companies, the shareholders' right of acquisition may be curtailed. The Management Board is furthermore authorised to withdraw own shares without a further shareholders' resolution; the Supervisory Board is authorised to amend Article 4 para. 1 of the Articles of Association to reflect the extent of withdrawal.

6. Election of the Auditor and Group Auditor for the 2002/2003 financial year

The Supervisory Board proposes the election of Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH, Stuttgart, as the Company's Auditor and Group Auditor for the 2002/2003 financial year.

Report on Item 5 on the Agenda: Authorisation to acquire own shares

Agenda item 5 contains the proposal to authorise the Company pursuant to Article 71 para. 1 (8) AktG to acquire own shares and to revoke the present authorisation. The present authorisation was issued by shareholders' resolution at the general meeting of 28 May 2002 and is effective until 27 November 2003. According to the proposed resolution it

is to be prematurely revoked as of the end of the day of this Annual General Meeting.

The new authorisation, effective for the period ending 11 September 2004, will empower the Company make use of the right to acquire own shares as established in company law, in order to realise the advantages ensuing from such an acquisition in the interests of the Company and its shareholders. The current share capital of € 25,833,300 is the basis for assessment of the statutory 10% limit.

The proposed authorisation provides for the possibility of curtailing the shareholders' right to purchase in the event of the sale of own shares. This gives the Company flexibility of action and enables it to employ its own shares as acquisition currency in exchange for the purchase of companies, corporate divisions or holdings in other companies. The authorisation is within the statutory limitations of Article 71 para. 2 AktG.

Attendance at the Annual Shareholders' Meeting and exercising of votes

According to Article 21 of the Articles of Association only shareholders who have deposited their shares during normal business hours at the office of a German notary, a securities clearing and deposit bank authorised to accept the shares or one of the institutions named in the following and leave them there until the end of the Annual Shareholders' Meeting are entitled to attend the Annual Shareholders' Meeting and to exercise their voting rights:

Commerzbank AG
DZ BANK AG Deutsche Zentral-Genossenschaftsbank
Landesbank Hessen-Thüringen Girozentrale

The shares shall also be deemed deposited if they are held with the consent of the depository institution in frozen deposit at a financial institution until the conclusion of the Annual General Meeting; proof of the depository's consent must be provided at the request of the chairman.

In the case of deposit at a notary's office or securities clearing bank, a written confirmation issued by the latter, stating the numbers of the deposited share certificates, must be submitted to one of the other above-named depositories no later than 7 March 2003.

Shareholders who do not wish to attend the Annual Shareholders' Meeting personally may exercise their voting rights by proxy, e.g. through a financial institution or shareholders' association.

As a special service to our shareholders we provide the option of appointing proxies named by the Company and bound by the instructions of the shareholder prior to the meeting. Shareholders who wish to appoint the proxies named by the Company to vote on their behalf will require an admission ticket to the Annual General Meeting. To ensure timely receipt of the admission ticket, appointments should be notified to the custodian bank as soon as possible.

Proxies must be conferred in writing. Insofar as proxies named by the Company are appointed, instructions must be given to the former on the exercise of voting rights. The proxy is invalid without such instructions. Proxies are obliged to vote according to instructions.

Shareholders will receive further information on proxies together with the invitation to the Annual Shareholders' Meeting from their custodian bank. Alternatively, details may be obtained online at www.meditec.zeiss.de/hauptversammlungen.

Shareholders with queries or motions for the Annual Shareholders' Meeting are asked to submit these to the following address:

Carl Zeiss Meditec AG
c/o Haubrok Corporate Events GmbH
Widenmayerstraße 32
D-80538 München
Fax.: +49 (0)89 – 210 27 298

Countermotions to the proposals of the Management and Supervisory Boards for items on the agenda, together with the grounds therefor, which are received at the above address no later than midnight on 26 February 2003 will be published without delay at www.meditec.zeiss.de/hauptversammlungen. Motions otherwise addressed will be ignored. Possible statements by the management in reply to countermotions will likewise be published at the above-named Internet address after 26 February 2003.

Reference is made to the disclosure requirements pursuant to Arts. 21 ff WpHG (German Securities Trading Act) and the proposed legal consequence of suspension of all rights from the shares in the event of a breach of a disclosure requirement.

Jena, January 2003

Carl Zeiss Meditec AG
The Management Board

Designated Sponsoring

Ausgangssituation

- TecDAX-Position unverändert (31.7.2004):
  - Freefloat-MarketCap: **#36** (€ 83 Mio.; **Vormonat: #35**)
  - Orderbuchumsätze: **#57** (€ 44,4 Mio.; **Vormonat: #57**)
- Handelsvolumen in der Aktie beruht auf mehreren Einflussfaktoren: aktuelle Bewertung, strategische und wirtschaftliche Entwicklung und technische Voraussetzungen
- Handelsvolumen in der Aktie seit 6M wieder rückläufig und im Vergleich zu anderen Unternehmen zu gering (Anhang 1)
- Problem: geringe Orderbuchumsätze führen zu *Block Trades*, daher werden Folgeumsätze verhindert bzw. fließen erneut in *Block Trades*
- **Folgen:** sinkendes Interesse an der Aktie, hohe *Spreads*, Bewertungsabschlag

Schlussfolgerungen

- technische Voraussetzungen für höhere Handelsvolumen durch verbesserte Liquiditätsunterstützung schaffen → unterstützt Erfolg der übrigen IR-Aktivitäten

1. Fortsetzung des Vertrages mit Sal. Oppenheim und L&S

Vorteile	Nachteile
- etablierte Geschäftsbeziehung - Research in guter Qualität	- Kursstellung durch *quote machine*, Liquiditätsunterstützung durch L&S bis jetzt nicht zufriedenstellend - Verbindung Liquiditätsunterstützung / Bankenaktivitäten schlecht - regionale Präsenz Sal. Oppenheims fokussiert auf europäische Einzelmärkte

2. Fortsetzung des Vertrages nur mit Sal. Oppenheim

Vorteile	Nachteile
- Geschäftsbeziehung bereits etabliert - Research in guter Qualität	- Liquiditätsunterstützung würde nur noch durch CoBa erfolgen → Handelsvolumen würden wahrscheinlich weiter sinken und die Volatilität zunehmen - regionale Präsenz Sal. Oppenheims fokussiert auf europäische Einzelmärkte

3. Fortsetzung des Vertrages mit Sal. Oppenheim / neuer Vertrag mit Seydler (auf Vierteljahresbasis)

Vorteile	Nachteile
- Research in guter Qualität - Liquiditätsunterstützung durch Seydler könnte Verbesserung der Handelsvolumina bewirken, da „manuelle Kursstellung“ durch Händler - Flexibilität und Risikobereitschaft höher - Fokussierung auf *Small and Mid Caps* - individuelle Erfolgsziele mit Seydler definiert, Vertrag auf Vierteljahresbasis bietet hohe Flexibilität - sehr gute Referenzen durch andere Unuternehmen	- Seydler verfügt auch über eigene *Sales Forc*e, damit potenziell Konflikte mit anderen Banken möglich - Kosten (evtl.)

4. Vertrag mit Dt. Bank

Vorteile	Nachteile
- internationale Präsenz und „Durchschlagskraft“ (leistungsfähige *Sales Force*) - alle Dienstleistungen „aus einer Hand“ - Kosten - Bereitschaft zu 3-monatiger Testphase	- Bedingung: WP-Leihe i.H.v. 1% des Grundkapitals - Fokussierung auf Large Caps, daher „Vertriebsbereitschaft“ vermutlich niedriger - individuelle Performance-Orientierung schwer verhandelbar

5. Vertrag nur mit Seydler

keine Alternative

6. Empfehlung

Vertrag Sal. Oppenheim / Seydler (vorbehaltlich Kosten), zusätzlich Unterstützung 3-monatige Unterstützung durch Dt. Bank (abh. von Konditionen und dem Thema WP-Leihe)

Anhang 1

Carl Zeiss Meditec AG (#57 TecDax-Liste Orderbuch-Umsätze)		
Streubesitz	8,028,448	Aktien
davon: größere Blöcke inst. Investoren	*4,187,000*	*Aktien*
entspricht	*52%*	*des Streubesitzes*
Orderbuch-Volumen (12M, per 31.07.2004)	11,351	Aktien/Tag
entspricht	***0.14%***	***des Streubesitzes/Tag***

Bechtle AG (#35 TecDax-Liste Orderbuch-Umsätze)		
Streubesitz	10,099,680	Aktien
Orderbuch-Volumen (12M, per 31.07.2004)	44,679	Aktien/Tag
entspricht	***0.44%***	***des Streubesitzes/Tag***

Rofin-Sinar Tech. AG (#30 TecDax-Liste Orderbuch-Umsätze)		
Streubesitz	14,916,150	Aktien
Orderbuch-Volumen (12M, per 31.07.2004)	27,718	Aktien/Tag
entspricht	***0.19%***	***des Streubesitzes/Tag***

Morphosys AG (#25 TecDax-Liste Orderbuch-Umsätze)		
Streubesitz	3,972,885	Aktien
Orderbuch-Volumen (12M, per 31.07.2004)	48,000	Aktien/Tag
entspricht	***1.21%***	***des Streubesitzes/Tag***

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 21 -

Carl Zeiss Meditec AG begins share buyback programme

(Jena, 3 March 2003) Carl Zeiss Meditec AG begins its share buyback programme to repurchase its own shares via the stock exchange. The buyback programme, to which the Board of Management was authorised by the shareholders' meeting last year, is initially limited to 27 November 2003. In accordance with the shareholders' resolution, the purchase price may not be more than 10% above or below the closing price of Carl Zeiss Meditec shares in Xetra trading at the Frankfurt Stock Exchange on the respective previous day of business. The Board of Management considers the investment in own shares at the current market price to be in the company's best interests.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

First Shareholders' Meeting of Carl Zeiss Meditec AG

Company to deliver first report to its shareholders on successful business development

(Jena, 11 March 2003) The first Shareholders' Meeting of Carl Zeiss Meditec AG is to be held in Jena on 12 March 2003.

"We have reason to be proud of our results," says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "In only five months we have been able to bring the integration of the two merged companies to a successful conclusion. The development of business in the first quarter, as set out in the recently published report, shows that contrary to the general trend we continue to grow and exploit significant synergies."

On the fringe of the meeting, shareholders will be able to obtain detailed information on the innovative high-performance products their company manufactures.

Pressemitteilung

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51 -52
D-07745 Jena
Phone: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Pressemitteilung

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 24 -

Carl Zeiss Meditec Launches New Perimetry Product: Humphrey® Matrix

(Dublin, CA/Jena, Germany, 19 March 2003) - Carl Zeiss Meditec today announced the introduction of the Humphrey® Matrix, the latest innovation in visual field testing and management. The Humphrey® Matrix joins the Humphrey® Field Analyzer and the Humphrey® FDT to round out a suite of perimetry products offered by the company.

The Humphrey® Matrix integrates Welch Allyn's patented frequency doubling technology with an advanced testing strategy and powerful management software. This new product is a clinically validated glaucoma management tool that enables the ophthalmic practitioner to diagnose visual field loss early and accurately. The instrument also offers the user friendliness that clinicians have come to expect from frequency doubling, including testing in ambient light without eye patches or trial lenses*.

"The Humphrey® Matrix allows clinicians to capitalize on the utility of frequency doubling technology well beyond its most common use today, glaucoma screening," said Travis Lindsay, Director of Marketing for Carl Zeiss Meditec Inc. "With this expansion of our product portfolio, eye care professionals can now select from one company the perimetry products that best fit their practice."

"Welch Allyn is excited to be partnering with Carl Zeiss Meditec in bringing the Humphrey® Matrix to the ophthalmic market. This unique new product is user-friendly, compact, and affordable, yet it delivers all the sophisticated functionality and advanced testing the practitioner needs to manage disease in their office," commented Scott Gucciardi, Director of EENT Products Group for Welch Allyn.

Frequency doubling technology is a proven method of assessing visual field loss. The frequency doubling effect occurs when black and white gratings are flickered at a high rate, resulting in the patient's perception that the grating has twice the original number of bars. The physiological substrate believed to cause this frequency doubling illusion represents approximately 2% of all ganglion cells in the retina and these specific cells are believed to be the earliest damaged by glaucoma.

The new product will be publicly showcased at Vision Expo East 2003 in New York City on March 20-23, 2003, at booth #ET2812.

*Within +/- 3 diopters

ZEISS CARL ZEISS MEDITEC

About Carl Zeiss Meditec

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

About Welch Allyn

Welch Allyn, Inc. was founded in 1915 and is a leading manufacturer of innovative medical diagnostic equipment, patient monitoring systems, and miniature precision lamps. Headquartered in Skaneateles Falls, New York, USA, Welch Allyn employs more than 2,100 people and has numerous manufacturing, sales, and distribution facilities located throughout the world. Additional information on Welch Allyn and its products may be found at www.welchallyn.com.

Contact:

Carl Zeiss Meditec Inc.	Carl Zeiss Meditec AG	Welch Allyn
Travis Lindsay,	Jens Brajer,	Scott Gucciardi,
Director of Marketing	Director Investor Relations	Director EENT Products Group
5160 Hacienda Drive	Goeschwitzer Str. 51-52	4341 State Street Road
Dublin, CA, 94568, USA	07745 Jena, Germany	Skaneateles Falls, NY 13153 USA
Telephone: (925) 557-4699	Telephone: +49(0) 36 41 - 2 20–1 05	Telephone: 315-685-4470
Fax: (925) 557-4675	Fax: +49(0) 36 41 - 2 20 - 1 02	Fax: 315-685-2546
Email: t.lindsay@meditec.zeiss.com	Email: j.brajer@meditec.zeiss.com	Email: gucciardis@mail.welchallyn.com
Web: http://www.meditec.zeiss.com	Web: http://www.meditec.zeiss.com	Web: http://www.welchallyn.com

Press Release

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 25 -

CARL ZEISS MEDITEC, INC. ANNOUNCES LAUNCH OF ENHANCED STRATUS TOMOGRAPHER IN EUROPE AND ASIA

Updated scanner now includes normative data to better aid glaucoma detection

(San Francisco, Calif., April 14, 2003) Carl Zeiss Meditec today announced the launch in Europe and Asia of its enhanced STRATUSOCT™ (optical coherence tomographer) at the American Society of Cataract and Refractive Surgeons 2003 Symposium and Congress. The latest version of the company's groundbreaking diagnostic device now includes retinal nerve fiber layer (RNFL) normative data, which provides clinicians with normal ranges of retinal layer thickness to help diagnose patients with glaucoma. Market launch of the new STRATUSOCT in the United States is currently pending review by the U.S. Food and Drug Administration (FDA), and is expected later this spring.

"The addition of normative data to the Stratus tomographer is a significant enhancement to the product, with clear benefits for patients and clinicians," said Jim Taylor, President and CEO of Carl Zeiss Meditec, Inc. "We're very pleased with the cooperative effort with clinicians who are helping to refine this evolving technology. With their help we believe we can make further advancements to maximize the unique capabilities of optical coherence tomography."

Press Release

Carl Zeiss Meditec developed its normative database using a protocol reviewed and conducted in conformance with U.S. Food and Drug Administration (FDA) regulations. The company believes this is the only device in its category to follow this review process and will therefore give clinicians a higher level of confidence in judging the patient's condition.

The STRATUSOCT is the first instrument that permits eye care professionals to see a direct cross-sectional image of the retinal layer in the back of the eye, similar to CT scans of internal organs but without the use of X-rays. Instead, the STRATUSOCT uses a beam of light to rapidly scan the eye and generate an image without ever touching the patient. Studies have shown that changes in the thickness of the retinal nerve fiber layer may be an early indicator of glaucoma.

The technology behind the STRATUSOCT eliminates the need to contact the eye or dilate the pupils, which improves patient comfort and allows the test to be performed in less time. And for certain conditions, like age-related macular degeneration (AMD), the STRATUSOCT is able to reduce or eliminate the need for fluorescein angiography for some patients. That test requires that a florescent dye be injected into a vein, which helps make the internal structures of the eye more visible on a radiographic image. However, any injection carries inherent risks to patients and healthcare providers, and the fluorescein injection itself can lead to rare but serious complications.

CARL ZEISS MEDITEC

Images of retinal layers are critical to assess the anatomical structure and determine whether changes have occurred that could indicate an underlying problem. Employing proprietary software, the STRATUSOCT compares test results to its database of healthy subjects to determine whether the patient falls within normal ranges.

About Carl Zeiss Meditec

Carl Zeiss Meditec Inc. is a wholly owned U.S. subsidiary of Carl Zeiss Meditec AG, a publicly traded company on the German stock exchange. Based in Dublin, California, the company develops, manufactures and sells a wide range of diagnostic and therapeutic devices used by eye care professionals, including the Humphrey® Field Analyzer.

Contact:

Travis Lindsay

(925) 557-4699

t.lindsay@meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Philip Staehler/ Director Marketing
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 2 82
E-mail: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Carl Zeiss Meditec AG focusing on core ophthalmic business

Sale of peripheral dermatological and dental laser activities to EL.EN / Quanta System

(Jena, 8 May 2003) Carl Zeiss Meditec AG continues to focus its business on opthalmology and is selling its dermatological and dental laser business units which do not belong to the core business of Carl Zeiss Meditec to the companies EL.EN - S.P.A. and Quanta Systems - S.P.A., effective 1 May 2003. Both parties have agreed not to disclose the purchase price for these business units.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Strasse 51-52, 07751 Jena/Germany, Phone +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-Mail: investors@meditec.zeiss.com

CARL ZEISS MEDITEC

Carl Zeiss Meditec AG focusing on core ophthalmic business

Sale of peripheral dermatological and dental laser activities to EL.EN / Quanta System

(Jena, 8 May 2003) Carl Zeiss Meditec AG continues to focus its business on opthalmology and is selling its dermatological and dental laser business units which do not belong to the core business of Carl Zeiss Meditec to the companies EL.EN - S.P.A. and Quanta Systems - S.P.A., effective 1 May 2003. Both parties have agreed not to disclose the purchase price for these business units.

"This step successfully concludes our efforts to concentrate on our core ophthalmic business," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "At the same time, the integration of both the units in EL.EN / Quanta System opens up good perspectives for their success in the future," continued Krauss.

Continuing the work of over 100 years, Carl Zeiss Meditec AG is dedicated to maintaining and improving the eyesight of the population both now and in the future. All over the world doctors are using Zeiss Meditec technologies in the form of intelligent and innovative tools to treat the four main ophthalmic syndromes - vision defect, cataract, glaucoma and retinal disorders - efficiently and effectively.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Published: 2003-05-14

Carl Zeiss Meditec AG: Sales grows by 35.6 percent - EBIT at EUR 11.1m more than doubled after first six months

(Jena, 14 May 2003) In the first half of the 2002/2003 financial year Carl Zeiss Meditec AG significantly increased its sales and net income. The sales volume rose by 35.6% to EUR 124.1m. Compared to the same period last year, operating income (EBIT) grew by 104.1% to EUR 11.1m (previous year: EUR 5.5m). The increase in profits was partly attributable to the improved gross margin and a healthy growth in sales.

Seen on a quarterly basis (1.1.-31.3.) there was also a significant increase in sales and profits: sales improved by 36.4% to EUR 61.7m (previous year: EUR 45.3m) and EBIT grew by 26.0% to EUR 5.3m (previous year: EUR 4.2m).

In the past six months the cash and cash equivalents increased by 89.3% to EUR 13.6m. Operative cash flow reached the level of EUR 6.2m. The equity ratio increased from 49.2% (as of 30 September 2002) to 50.0%. With the disposal of the Aesthetic and Dental business segments immediately after the end of the reporting period the process of focusing on ophthalmic business was brought to a completion.

(The financial statements according to US GAAP are only to a limited extent comparable with the previous years' figures, as they relate exclusively to the former Carl Zeiss Ophthalmic Systems AG and do not include the former Asclepion-Meditec AG.)

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Str. 51 - 52, D-07745 Jena, Telephone +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com.

End of document.

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec:
Operating income more than doubled

Sales increase by 35.6 % - focus on ophthalmology completed

(Jena, 14 May 2003) In the first half of the 2002/2003 financial year Carl Zeiss Meditec AG continued on its profitable expansion path, significantly increasing its sales and net income. The company recorded a 35.6% increase in sales to EUR 124.1m (previous year: EUR 91.5m). Compared to the same period last year, operating income (EBIT) grew by 104.1% to EUR 11.1m (previous year: EUR 5.5m). After only six months the company has thus exceeded the total figure for the previous financial year. The strong increase in profits was partly attributable to the substantially improved gross margin and a healthy growth in sales.

Above all, the worldwide unique diagnostic system STRATUSOCT™ was instrumental in this significant growth. But the newly-launched MEL 80™ refractive laser and other Zeiss Meditec product innovations also played an important role. With a gain of 39.2% the service business exhibited a particularly pleasing growth trend; this segment profited from the growing customer base for Carl Zeiss Meditec products.

According to Ulrich Krauss, President and CEO of Carl Zeiss Meditec: "We have strengthened our leading position in the market and as in the first quarter we have again substantially increased sales and operating income. This positive trend demonstrates that our products set new competitive standards. The disposal of the Aesthetic and Dental business units is the

final stage in the strategy of focusing on ophthalmic products. We have now parted company with all peripheral activities and once again made good a promise to our shareholders."

Again, there has been a further improvement in the Group's financial structure: in the past six months cash and cash equivalents increased by 89.3% to EUR 13.6m. Operative cash flow reached the level of EUR 6.2m (previous year: EUR -0.5m). The equity ratio increased from 49.2% (as of 30 September 2002) to 50.0%. On the reference date 31 March 2003 the workforce stood at 842 plus 25 trainees (previous year: 634 plus seven trainees).

According to Krauss, the successful course taken by Carl Zeiss Meditec is to be pursued in future: a major role is to be played in this and the coming years by focusing on ophthalmology as the core business and the regular introduction of new products. "Our target is to launch an innovation for each syndrome per year on the market," says President and CEO Krauss. The share of the market for ophthalmic equipment and systems is to be expanded from currently 18% to 30-35% by 2007.

Note to editors: Figures stated for the previous year have only limited comparability. The latter apply to the former Carl Zeiss Ophthalmic Systems AG only. They do not include the previous years' figures for the former Asclepion-Meditec AG. This accounting procedure is based on current US GAAP regulations.

CARL ZEISS MEDITEC

About Carl Zeiss Meditec

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor Relations
Jens Brajer/Director Investor Relations
Göschwitzer Strasse 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 -1 17
E-Mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

EXHIBIT C
- Ref. # 30 -

6-Month Report 2002/2003



ZEISS CARL ZEISS MEDITEC

At a glance

- Sales increase by 35.6%
- Operating income more than doubled - after only six months it already exceeds the figure for the entire 2001/2002 financial year, growth in consolidated net income
- Above-average growth in operative cashflow
- Cash and cash equivalents nearly doubled in first half-year period

Selected key figures

(in € '000)	6-Month Report 2001/2002	6-Month Report 2002/2003	Change
Sales	91,497	124,109	+35.6%
Operating income	5,457	11,139	+104.1%
Net income (net profit for the period)	2,414	3,046	+26.2%

(in € '000)	30 September 2002	31 March 2003	Change
Balance sheet total	193,633	190,696	-1.5%
Equity ratio (in %)	49.2	50.0	+0.8 percentage points
Cash and cash equivalents	7,183	13,601	+89.3%

(in € '000)	31 March 2002	31 March 2003	Change
Cash flow from operating activities	(517)	6,170	+1,193.4%

Content

This Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. Readers of this Report are requested to inform themselves about to observe any such restrictions.

Ladies and Gentlemen, Dear Shareholders,

In the second quarter of the current financial year Carl Zeiss Meditec AG remained on its expansion path. Compared to the previous year, Group sales in the first six months increased by about 35.6% to € 124.1 million; EBIT more than doubled to € 11.1 million. Consolidated net income (net profit for the period) stood at € 3.0m, representing an increase of 26.2%.

The fact that we have achieved this growth in an adverse economic climate is an endorsement of our global strategy: With roughly 40 sales companies and 100 other representations throughout the world we are always available wherever our customers need us. We use our global customer proximity and service orientation to strengthen our customer ties and to create long-term growth for our company. Our market is the world. And our strategic focus is clearly on our core ophthalmic competence. With the disposal of the Aesthetic and Dental business segments as of 1 May 2003 we have now parted our company with all peripheral activities and once again made good a promise to our shareholders.

Our innovative products provide a motor for growth. They offer our customers, eye care professionals, a unique combination: significantly improved diagnosis and a reliable and patient-friendly therapy accompanied by an increased level of efficiency. The IOLMaster®, among others, illustrates the fact that we have touched the nerve of the times. The former substantially shortens and simplifies eye examinations prior to cataract operations, producing improved results. Since the beginning of the year US doctors who use this system have been receiving a 23% higher cost reimbursement from the central health care authority Centers for Medicare and Medicaid Services. One of our latest products, the MEL 80™[1] laser for the correction of vision defects, shows growth potential. Soon after its launch during the second quarter it had already become a catalyst for growth in the Laser sector. We wish to further expand our leading position in the competitive field. Our intention is to launch one new product per year for each of the syndromes. The latest examples are the Humphrey® Matrix and a so far unique database extension for STRATUSoct™. The two systems that were recently introduced in the

1 *The MEL 80™ is presently not available in the USA and Japan.*


CARL ZEISS MEDITEC

USA permit reliable diagnosis of glaucoma. In all probability, the extended STRATUSOCT™ will also enable the ailment to be detected at an earlier stage than ever before. The potential is vast: In industrialised countries glaucoma is still the second most common cause of blindness.

Again, we have further improved our healthy financial position. This is not least manifested in the increase in operative cash flow. In the first six months the cash inflow amounted to € 6.2m. We were thus able to almost double cash and cash equivalents from € 7.2m to € 13.6m since the end of the last financial year (30 September 2002).

This data clearly demonstrates that Carl Zeiss Meditec shares are a sound and attractive investment. Yet we see this as no reason for complaisance. The proposal to increase freefloat holdings to up to 40% in close consultation with the Carl Zeiss Group as principal shareholder will further strengthen our position on the capital market. We continue to pursue this goal, thereby keeping a close eye on stock market trends in the interests of all shareholders.

Jena, May 2003

Ulrich Krauss	Bernd Hirsch	Dr. Walter-Gerhard Wrobel
President and CEO	Member of the Management Board	Member of the Management Board



Impressions of the first Annual Shareholders Meeting of Carl Zeiss Meditec AG in Jena on 12 March 2003 and of a reception on the evening of the same day.

Business development[2]

Executive Summary

In the first six months of the current financial year Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company", "the Group") was able to realise a substantial growth in sales and operative profitability on Group basis. Compared to the previous year, Group sales increased by about 35.6% to € 124.1m (previous year: € 91.5m). The Group's gross margin increased by 5.8 percentage points to 41.9% and operating income (EBIT) was more than double that of the previous year. In the reporting period it amounted to € 11.1m (previous year: € 5.5m). Net income (net profit for the period) improved by 26.2% to € 3.0m (previous year: € 2.4m).

Compared to 30 September 2002 the equity ratio of the Group increased from 49.2% to 50.0% and cash and cash equivalents almost doubled to € 13.6m.

There was a considerable improvement in operative cash flow compared to the previous year – in the reporting period inflow of the latter increased to € 6.2m (previous year: cash outflow amounting to € -0.5m).

Development of sales

At € 124.1m, sales posted by the Carl Zeiss Meditec Group in the first six months of the current financial year 2002/2003 were 35.6% more than in the previous year (previous year: € 91.5m).

2 The previous year's figures shown in the report in hand relate exclusively to the former Carl Zeiss Ophthalmic Systems AG. Asclepion-Meditec AG was not included into the consolidated financial statements according to US GAAP until the date when the merger came into effect on 4 July 2002, retroactive to 1 July 2002. Detailed notes on the facts and circumstances (perception of the merger as a reverse acquisition according to US GAAP) are to be found in the consolidated financial statements of Carl Zeiss Meditec AG to US GAAP, in particular in the consolidated management report on p. 40 of the Annual Report 2001/2002.

The breakdown of sales by business unit was as follows:

Business unit (in € '000)	6-Month Report 2001/2002		6-Month Report 2002/2003		Change over previous year
	Group sales	Percentage of Group sales	Group sales	Percentage of Group sales	
Vision	82,448	90.1%	107,918	87.0%	+30.9%
thereof Laser	11,984		15,552		
thereof Diagnostics	70,464		92,366		
Other	9,049	9.9%	16,191	13.0%	+78.9%
Total	**91,497**	**100.0%**	**124,109**	**100.0%**	**+35.6%**

Group sales in the core business sector Vision (ophthalmic systems for diagnosis and therapy) increased significantly by 30.9%. This growth is being fuelled by both the Diagnostic and Laser sectors. Increased laser sales are attributable for the main part to the launch of the MEL 80™ refractive laser in the course of the second quarter, as a result of which further growth potential may be anticipated. The growth in diagnostic systems is based on the high demand, particularly for the products STRATUSocT™ and IOLMaster®. Growth in the Service segment is attributable to the broadening basis of installed Carl Zeiss Meditec products.

A new product, the Humphrey® Matrix, was launched at the end of the reporting period. The Humphrey® Matrix rounds off the family of perimetry systems that also includes the Humphrey® Field Analyzer and Humphrey® FDT. In addition, at the beginning of May 2003 the Company received the approval of the US Food and Drug Administration (FDA) for a hitherto unique database extension for the STRATUSocT™. Glaucoma can be reliably diagnosed with the two systems. In all probability, the extended STRATUSocT™ – as yet unrivalled on the market – will also enable the ailment to be detected at an earlier stage than ever before. In industrialised countries glaucoma is still the second most common cause of blindness.

The regional breakdown of Group sales is as follows:

Business unit (in € '000)	**6-Month Report 2001/2002**		**6-Month Report 2002/2003**		**Change over previous year**
	Group sales	Percentage of Group sales	Group sales	Percentage of Group sales	
Germany	7,672	8.4%	10,718	8.6%	+39.7%
Europe (without Germany)	15,916	17.4%	24,466	19.7%	+53.7%
Americas	52,706	57.6%	61,771	49.8 %	+17.2%
Asia/Pacific*	15,203	16.6%	27,154	21.9%	+78.6%
Total	**91,497**	**100.0%**	**124,109**	**100.0%**	**+35.6%**

**including Africa*

The apparently below-average growth in the US region is mainly attributable to trends in the exchange rate between the euro and the US dollar.

Earnings position

In the period under review Carl Zeiss Meditec achieved a clear improvement in its gross margin: The latter rose by 5.8 percentage points to 41.9% (previous year 36.1%). The increase is mainly attributable to further decreases in manufacturing costs and changes in the product mix sold.

In the period under review Carl Zeiss Meditec also effected considerable investment in research and development (R&D). Expenses for R&D, including subsidies, increased from € 9.2m in the previous year to € 11.7m in the period under review, although the R&D ratio (research and development costs as a proportion of Group sales) fell from 10.0% to 9.4% due to significant efficiency improvements. The selling and marketing cost ratio increased by 1.6% compared to the previous year to 18.1% of Group sales, or a total of € 22.5m (previous year: € 15.1m). This increase is to be explained for the main part in the market launch of the MEL 80™ refractive laser system that sales have started in the course of the second quarter. The increase in general and administrative expenses to € 6.0m (previous year: € 3.2m) is mainly attributable to the establishment of own administrative functions as well as the costs of stock exchange listing. In the second quarter the latter include substantial costs for the Annual Shareholders Meeting on 12 March 2003.

At € 11.1m operating income (earnings before interest and tax, EBIT) almost doubled compared to the previous year (€ 5.5m). The EBIT margin thus amounted to 9.0% of Group sales (previous year: 6.0%). We thus continue on the path to increased profitability.

The substantially improved earnings position in the period under review enabled us to repay debts to the group cash management of the Carl Zeiss Group. This served, among others, to almost triple earnings before tax (EBT) to € 10.0m from € 3.8m in the previous year.

Compared to the previous year the tax quote increased from 36.9% to 54.5%. Here it should be pointed out that in conformance with current US GAAP rules a tax expenditure not affecting payments resulting from the integration of the distribution company Asclepion-Meditec S.R.L. into Carl Zeiss S.p.A. was taken into account in the reporting period (see also Section 4: "Events of particular significance"). Existing deferred tax assets which had been performed for tax loss carryforwards were written off in the balance sheet and result in a purely arithmetical increase in the tax quota. The amount of taxes actually paid is shown in the cash flow statement; in the reporting period these totalled € 1.5m (previous year: € 0.04m).

Due to the positive development of business of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. the item "Minority interest" increased to € 1.5m (previous year: € 0.0m).

In the reporting period, net income (net profit for the period) improved to € 3.0m (previous year: € 2.4m). This corresponds to an increase of 26.2%. Earnings per share amounted to € 0.12 (previous year: € 0.12) and were still substantially influenced by the high tax quota for purely accounting reasons.

Net worth

Compared to 30 September 2002 the balance sheet total for the year ending 31 March 2003 showed a marginal decrease from € 193.6m to € 190.7m.

Notes on selected balance sheet items

Due to the significantly improved outstanding debts management, trade accounts receivable fell to € 37.5m (30 September 2002: € 40.2m). A significant cut was also achieved in long-term accounts receivable: They amounted to € 1.7m compared to € 3.1m on 30 September 2002. Accounts receivable from related parties include accounts receivable from distributors and sales partners of the Carl Zeiss Group and accounts receivable within the scope of the Carl Zeiss Group cash management system. As of 31 March 2003 the latter totalled € 18.4m compared to € 16.8m on 30 September 2002.

The ratio of inventories to total current assets was slightly lower than on 30 September 2002. As of 31 March 2003 the latter stood at 36.0% compared to 36.5% on 30 September 2002. In absolute terms there has been a slight growth in inventories from € 44.2m (30 September 2002) to € 46.3m (31 March 2003).

The main liabilities were towards related parties. As of 31 March 2003 this item amounted to € 17.4m (30 September 2002: € 13.6m).

Due to the settlement of debts, provisions and accrued liabilities as of 31 March 2003 fell to € 21.6m (30 September 2002: € 26.0m).

Selected key figures

At 50.0% the equity ratio exceeded the already high level as per 30 September 2002 (49.2%) by 0.8 percentage points.

Again the debt-to-net-worth ratio (ratio of borrowed capital to equity capital) has been reduced. As of 31 March 2003 the latter was 0.98 (30 September 2002: 1.03). To a large extent this was attributable to the reduction in obligations from lease agreements and the above-mentioned reduction in provisions. The reduction in obligations from lease agreements arises from the integration of the distribution company Asclepion-Meditec S.R.L. into Carl Zeiss S.p.A. (see also Section 4 "Events of particular significance").

As of 31 March 2003 the working capital of Carl Zeiss Meditec (current assets net of current liabilities) amounted to € 68.4m (30 September 2002: € 60.3m). This increase is mainly attributable to the growth in liquid assets to € 13.6m (30 September 2002: € 7.2m).

Financial position

In the first six months of the current financial year cash and cash equivalents were further increased to € 13.6m (30 September 2002: € 7.2m). This corresponds to a growth of € 6.4m; € 3.6m of these were accounted for in the second quarter of the current financial year.

Cash flow from operating activities

In the first six months of the current financial year the Company generated a cash inflow from operating activities amounting to € 6.2m (previous year: € -0.5m).

Cash flow from investing activities

In the first six months of the current financial year Carl Zeiss Meditec generated a net cash inflow of € 1.5m from investing activities (previous year: € -0.6m). This was mainly attributable to funds accruing to Carl Zeiss Meditec from the initial consolidation of its Japanese subsidiary.

Cash flow from financing activities

In the reporting period the cash flow from financing activities amounted to € -0.7m (previous year. € 1.0m). The main reasons were the repayment of short-term loans and liabilities due to the treasury of the Carl Zeiss Group. The raising of a short-term loan from the Group company Carl Zeiss Co. Ltd. at Carl Zeiss Meditec Co. Ltd. had a contrary effect.

Research and development

In the first six months of the current financial year Carl Zeiss Meditec spent € 11.7m on research and development, including the sum of € 1.0m in subsidies (previous year: € 9.2m including € 0.2m in subsidies). For the period under review this represented 9.4% of consolidated sales (previous year: 10.0%). A distinct increase in efficiency thus becomes evident in this sector.

Research and development activities were mainly focused on projects that will culminate in the launch of new products and updates of products already on the market, some of them already in the current financial year. One of the foremost goals is to further enhance the efficiency of the MEL 80™ refractive laser by linking it with high-end diagnostic equipment. It is proposed to exploit completely new and supplementary fields of application based on the technology platforms of the two successful products IOLMaster® and STRATUSOCT™. For example, a reference database that enables more reliable and presumably significantly earlier recognition of glaucoma than up to now was certified by the US Food and Drug Administration (FDA) at the beginning of May 2003.

Carl Zeiss Meditec is also playing a major role in a series of inter-company research projects. At this point special mention should be given to a research and industrial alliance that is working on a new technology for the correction of vision defects with the aid of ultra short-pulsed lasers (so-called femtosecond lasers). Within the scope of this joint project considerable progress has been made in developing major components of a laser system of this type.

Besides the integration in research and industrial alliances, Carl Zeiss Meditec also uses the worldwide network and high level of technical expertise of the Carl Zeiss Group to further consolidate and expand its strong position in the competitive field for diagnostic and therapeutic systems.

Orders on hand

As of the cut-off date 31 March 2003 the volume of orders on hand held by the Carl Zeiss Meditec Group amounted to € 15.8m (previous year: € 27.8m). As of the balance-sheet date 31 March 2003 the situation has been strongly influenced by the increasing trend towards short-term order placement compared with previous periods. In the Asian/Pacific regions, for example, the SARS epidemic is causing logistic problems in the shipment and marketing of products.

Personnel

As of the reference date 31 March 2003 the Carl Zeiss Meditec Group had 842 employees plus 25 trainees. The corresponding number as of 31 March 2002 was 634 employees plus 7 trainees.

Events of particular significance

With effect from 1 February 2003 the ophthalmic distribution activities (Vision) of Asclepion-Meditec S.R.L., Milan/Italy was transferred into Carl Zeiss S.p.A. Arese/Italy at book value within the scope of an asset deal. In addition to diagnostic systems the latter is now also marketing refractive lasers in Italy.

The contractually agreed assumption of debts results in a € 0.2m increase in the net liquidity position of Carl Zeiss Meditec.

The integration of the Vision sales activities of the affiliated company Carl Zeiss Meditec Ltd. (formerly Asclepion-Meditec Ltd.) of Edinburgh/UK into Carl Zeiss Ltd. of Welwyn Garden City/UK was likewise completed. Marketing operations were transferred with effect from 1 February 2003. In addition to diagnostic systems the latter is now also marketing refractive lasers in the UK. Furthermore the Carl Zeiss Meditec holdings in Denfotex Ltd., Wynham/UK and the location Inverkeithing was sold to Denfotex Ltd., Wynham/UK. The respective contracts become legally valid on a condition precedent with regard to the sold production facilities. Carl Zeiss Meditec, however, assumes that the signed contracts will become effective as proposed.

Carl Zeiss Meditec does not anticipate any major earnings effects from the distribution integration of Carl Zeiss Meditec Ltd.

Shares held in Denfotex Ltd. Wynham/UK were thus reclassified under „Other receivables".

The assets of the former subsidiary Asclepion-Meditec Inc., Fountain Valley/USA were transferred to Carl Zeiss Meditec, Dublin/USA as of 31 December 2002. The company discontinued operations on 1 January 2003.

As of 1 April 2003 all former Asclepion distributors thus discontinued their operations. This brings global marketing integration activities to a close.

Outlook

We intend to continue our expansion course in the second half of the current financial year that lies ahead. Despite the adverse economic climate, particularly in the our key markets USA, Japan and Germany, we are still expecting to achieve our ambitious profits targets. With the completion of the global marketing integration and the disposal of the Aesthetic and Dental sectors we have implemented our policy of focusing on our core business in the field of ophthalmology. This will support us in achieving our growth targets. We will continue to expand the existing, comprehensive product portfolio – by introducing a new product per year in each of the syndromes. We will exploit our existing efficient global distribution channels in future for the extensive marketing of our products all over the world. Our intention is to expand our share in the market for ophthalmic devices and systems from currently 18% to 30-35% by the year 2007.

We also wish to increase our efforts to market Carl Zeiss Meditec shares. Our goal is to make them major players in the premier league of medical technology. The increase in freefloat shareholdings and the resulting boost to trade in Carl Zeiss Meditec shares, proposed in close consultation with the Carl Zeiss Group as principal shareholder will further strengthen our position on the capital market. We continue to pursue this goal, thereby keeping a close eye on stock market trends in the interests of all shareholders.

Events after 31 March 2003

On 8 May 2003 Carl Zeiss Meditec announced that with effect from 1 May 2003 it had sold its business units for dermatological and dental lasers, which were not part of its core business, to EL.EN S.P.A. and Quanta System S.P.A.

Directors' holdings

The following table shows the number of shares and option rights held by members of the executive bodies of Carl Zeiss Meditec AG as of 31 March 2003.

Management Board		Number as of 31 March 2003
Ulrich Krauss	Shares	500
	Options	0
Dr. Walter-Gerhard Wrobel	Shares	0
	Options	0
Bernd Hirsch	Shares	500
	Options	0

Supervisory Board		Number as of 31 March 2003
Dr. Michael Kaschke	Shares	750
	Options	0
Alexander von Witzleben	Shares	3,094
	Options	0
Dr. Franz Ferdinand von Falkenhausen	Shares	794
	Options	0
Dr. Manfred Fritsch	Shares	450
	Options	0
Jürgen Dömel	Shares	291
	Options	0
Franz-Jörg Stündel	Shares	678
	Options	600

Company		Number as of 31 March 2003
Carl Zeiss Meditec AG*	Shares	9,650
	Options	0

* *Carl Zeiss Meditec AG acquired further own shares after 31 March 2003 (quarterly balance sheet date); the current holding is 13,941 shares.*

Directors' dealings

The following is a summary of securities transactions carried out by members of the Management and Supervisory Boards in the second quarter of the current financial year that were subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG).

Name	Function	Date	Purchase/sale	Number of shares	Price
Bernd Hirsch	Member of the Management Board, CFO	20.02.2003	Purchase	500	€ 7.28
Ulrich Krauss	President and CEO	26.02.2003	Purchase	500	€ 7.03
Dr. Manfred Fritsch	Member of the Supervisory Board	04.03.2003	Purchase	450	€ 7.85
Alexander von Witzleben	Deputy Chairman of the Supervisory Board	04.03.2003	Purchase	594	€ 7.80
Jürgen Dömel	Member of the Supervisory Board	05.03.2003	Purchase	291	€ 7.79
Dr. Franz-Ferdinand von Falkenhausen	Member of the Supervisory Board	05.03.2003	Purchase	450	€ 7.85
Franz-Jörg Stündel	Member of the Supervisory Board	05.03.2003	Purchase	284	€ 7.85
Dr. Michael Kaschke	Chairman of the Supervisory Board	06.03.2003	Purchase	750	€ 7.85

Shareholder structure


81.03%
[20,932,276]
18.89%
[4,880,026]
0.05%
[13,941]
0.03%
[7,057]
100%
[25,833,300]
Carl Zeiss Group
Free float
Management and Supervisory Board of Carl Zeiss Meditec AG
Carl Zeiss Meditec AG
Share capital
[...] Number of shares

Consolidated statement of income (US GAAP)

(in € '000)		2nd quarter 2001/2002 1 January 2001-31 March 2002		2nd quarter 2001/2002 1 January 2002-31 March 2003		6-Month Report 1 October 2001-31 March 2002		6-Month Report 1 October 2002-31 March 2003
Sales		45,270		61,747		91,497		124,109
Costs of goods sold		(28,536)		(34,924)		(58,497)		(72,168)
Gross profit		**16,734**		**26,823**		**33,000**		**51,941**
Selling and marketing expenses		(7,093)		(11,716)		(15,059)		(22,521)
General and administrative expenses		(1,868)		(3,452)		(3,193)		(6,021)
Research and development expenses	(4,434)		(6,731)		(9,415)		(12,660)	
minus government grants received	70	(4,364)	729	(6,002)	238	(9,177)	994	(11,666)
Amortisation of goodwill		(60)		-		(118)		-
Other operating income / (expense)		174		34		287		115
Foreign currency gains / (losses), net		679		(394)		(283)		(709)
Operating income		**4,202**		**5,293**		**5,457**		**11,139**
Foreign currency gains / (losses), net		-		-		-		-
Interest income / (expense), net		(0,816)		(0,556)		(1,632)		(1,198)
Appreciation, depreciation and valuation adjustments on financial assets		-		0,031		-		0,0,62
Income before income taxes		**3,386**		**4,768**		**3,825**		**10,003**
Income tax expense		(1,140)		(2,931)		(1,411)		(5,453)
Minority interests		-		(1,323)		-		(1,504)
Net income		**2,246**		**514**		**2,414**		**3,046**
Earnings per share (€)								
Basic		**0.11**		**0.02**		**0.12**		**0.12**
Diluted		**0.11**		**0.02**		**0.12**		**0.12**
Average number of shares outstanding								
Basic		**19,633,300**		**25,833,300**		**19,633,300**		**25,833,300**
Diluted		**19,633,300**		**25,833,300**		**19,633,300**		**25,833,300**

We refer to the following notes on the consolidated interim financial statements.

Consolidated balance sheet (US GAAP)

(in € '000)	30 September 2002	31 March 2003
Assets		
Current assets:		
Cash	7,183	13,601
Trade accounts receivable, net of allowances of € 9.459m as of 31 March 2003 and € 8.459m as of 30 September 2002	40,156	37,459
Accounts receivable from related parties	16,848	18,434
Inventories	44,169	46,274
Prepaid expenses	1,294	1,181
Deferred income taxes	6,960	7,411
Other assets	4,440	4,153
Total current assets	**121,050**	**128,513**
Property, plant, and equipment, net	33,925	28,073
Goodwill	16,098	14,906
Other intangible assets, net	6,537	5,829
Other long-term accounts receivable, net of allowances of € 0.877m as of 31 March 2003 and € 0.962m as of 30 September 2002	3,142	1,716
Investments	129	-
Loans	4,874	4,917
Deferred income taxes	7,878	6,742
Total assets	**193,633**	**190,696**

We refer to the following notes on the consolidated interim financial statements.

(in € '000)	30 September 2002	31 March 2003
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	1,368	23
Current portion of long-term debt	179	181
Current portion of capital lease obligations	1,314	386
Trade accounts payable	9,419	8,807
Accounts payable to related parties	13,601	17,372
Income taxes payable	160	3,856
Deferred income	4,997	4,366
Deferred income taxes	8	8
Accrued expenses	25,975	21,625
Other current liabilities	3,743	3,531
Total current liabilities	**60,764**	**60,155**
Long-term debt, net of current portion	5,027	4,936
Capital lease obligations, less current portion	30,573	26,718
Long-term deferred income	1,118	1,211
Deferred income taxes	396	460
Other liabilities	426	175
Total liabilities	**98,304**	**93,655**
Balancing item for shares of other companies	-	1,765
Shareholders' equity:		
Ordinary shares, imputed nominal value € 1.00, 25,833,300 shares authorized, issued, and outstanding, respectively	25,833	25,833
Additional paid-in capital	67,389	67,389
Retained earnings	5,474	8,520
Accumulated other comprehensive loss	(3,367)	(6,395)
Treasury stock	-	(71)
Total shareholders' equity	**95,329**	**95,276**
Total liabilities and shareholders' equity	**193,633**	**190,696**

We refer to the following notes on the consolidated interim financial statements.

Consolidated cash flow statement (US GAAP)

(in € '000)	6-Month Report 1 October 2001- 31 March 2002	6-Month Report 1 October 2002- 31 March 2003
Cash flow from operating activities:		
Net income	2,414	3,046
Minority interest	-	1,504
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Depreciation and amortisation	2,163	2,408
Loss on disposal of fixed assets	60	-
Change in working capital:		
Trade accounts receivable	(437)	(527)
Inventories	2,023	(4,363)
Prepaid expenses and other current assets	(442)	391
Deferred taxes	89	128
Trade accounts payable	(2,230)	3,209
Income taxes payable	(3,989)	3,709
Other accrued expenses and liabilities	(467)	(3,223)
Deferred income	299	(112)
Total adjustments	**(2,931)**	**1,620**
Net cash provided by / (used in) operating activities	**(517)**	**6,170**
Cash flow from investing activities:		
Purchase of fixed assets	(620)	(299)
Purchase of intangible assets	(1)	-
Increase of loans	-	(43)
Purchase of treasury stock	-	(71)
Inpayment due to the sale of a subsidiary in the context of an asset deal	-	200
Acquisition of the Japanese subsidiary, net of cash received	-	1,697
Net cash provided by / (used in) investing activities	**(621)**	**1,484**
Cash flow from financing activities:		
Repayments of short-term debt	-	(1,345)
Repayments of long-term debt	-	(89)
Inpayments from taking up loans from related parties	-	9,009
Increase / (decrease) in liabilities due to Treasury	(6,923)	(9,697)
(Increase) / decrease in accounts receivable due to Treasury	8,176	1,542
Repayments under capital lease contracts	(217)	(186)
Proceeds from sale and lease-back transactions	-	110
Inpayments to additional paid-in capital	-	-
Net cash provided by / (used in) financing activities	**1,036**	**(656)**
Effect of exchange rate changes	303	(580)
Net increase in cash	201	6,418
Cash, beginning of the reporting period	2,144	7,183
Cash, end of the period period	**2,345**	**13,601**
Supplemental disclosures concerning the cash flow:		
Interest paid	**1,773**	**1,392**
Income taxes paid	**38**	**1,549**

We refer to the following notes on the consolidated interim financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

(in € '000)	Share Capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders equity
As per 30 September 2001	**19,633**	**10,048**	**2,093**	**(944)**	**-**	**30,830**
Net income			3,381			3,381
Other comprehensive loss (due to currency conversions)				(2,423)		(2,423)
Accumulated comprehensive income						958
Capital contribution from shareholders		52				52
Fictitious capital contribution from shareholders		75				75
Capital contribution from shareholders	6,200	57,214				63,414
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**-**	**95,329**
Purchase of treasury stock					(71)	(71)
Net income			3,046			3,046
Other comprehensive loss (due to currency conversions)				(3,028)		(3,028)
Accumulated comprehensive income						18
As per 31 March 2003	**25,833**	**67,389**	**8,520**	**(6,395)**	**(71)**	**95,276**

We refer to the following notes on the consolidated interim financial statements.

Notes on the consolidated interim financial statements

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the year ending 31 March 2003 were prepared in compliance with the US Generally Accepted Accounting Principles (US GAAP).

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with. The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2002 that are included in the Annual Report of Carl Zeiss Meditec AG.

Expansion of the reporting entity

The reporting entity of the controlling company of the Carl Zeiss Meditec Group was expanded at the start of the current financial year with the founding of the Japanese subsidiary, Carl Zeiss Meditec Co. Ltd., Tokyo/Japan.

2. Notes on the consolidated statement of income

Minority interest

The item "Minority interest" is shown in the consolidated income statement. The latter relates to the after-tax share of profits apportionable to Carl Zeiss Japan Co. Ltd. as a further equity holder in the Japanese subsidiary Carl Zeiss Meditec Co. Ltd.

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses Accounting Principles Board (APB) No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in Statement of Financial Accounting (SFAS) No. 123, Accounting for Stock-Based Compensation, for the calculation of the remuneration expenses been applied, consolidated net income and consolidated earnings per share would have been as follows:

(in € '000)	2nd quarter FY 2001/2002	2nd quarter FY 2002/2003	6 months FY 2001/2002	6 months FY 2002/2003
Consolidated net income as posted	2,246	514	2,414	3,046
Stock options expenses (after tax) according to SFAS 123	0	(68)	0	(137)
Pro forma consolidated net income	2,246	446	2,414	2,909
Earnings per share (€):				
as posted	0.11	0.02	0.12	0.12
pro forma	0.11	0.02	0.12	0.11
Earnings per share allowing for the dilution effect (€):				
as posted	0.11	0.02	0.12	0.12
pro forma	0.11	0.02	0.12	0.11

Earnings/loss per share

The basic earnings/(loss) per share (undiluted) were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128, Earnings per share, such that the effect of diluting securities is reflected.

3. Notes on the consolidated balance sheet

Goodwill

Starting 1 October 2002, Carl Zeiss Meditec AG adjusted its financial records to conform with the SFAS 142, Goodwill and Other Intangible Assets, on account of which scheduled amortisation may no longer be calculated on goodwill. According to this ruling, the carrying amount of goodwill is examined for impairment on an annual basis. Impairment is measured as the excess of carrying value over the fair value. Accordingly, for the first time no scheduled depreciation of goodwill has been shown in the consolidated income statement for the current financial year of the 2002/2003 financial year.

According to SFAS 142, Carl Zeiss Meditec was obliged to assess whether its intangible assets and goodwill conform to the differentiation criteria on the day of first application and carry out any reorganisation necessary. Carl Zeiss Meditec examined the estimated useful lives and residual book values of all intangible assets excepting goodwill and determined that no adjustment of depreciation periods was necessary.

Within the scope of the initial current value analysis, SFAS 142 requires Carl Zeiss Meditec to examine whether there are indications of an impairment of goodwill as of 1 October 2002. For this purpose, Carl Zeiss Meditec determined (1) the reporting units, (2) the respective net assets of the reporting units after the assignment of assets and liabilities including existing goodwill and intangible assets to these reporting units and (3) the fair value of the reporting units. The conclusion of this first step in the initial current value analysis by Carl Zeiss Meditec on 31 March 2003 was that there was no indication of a loss in value of goodwill in any of the Group's reporting units as of 1 October 2002.

Accordingly, no initial adjustment of the value of goodwill was necessary as of 31 March 2003. With respect to the transfer of the ophthalmic distribution activities of Asclepion-Meditec S.R.L., Milan/Italy to Carl Zeiss S.p.A., Arese/Italy at book value within the scope of an asset deal, goodwill as shown in the consolidated balance-sheet decreased by of € 1.1m which is the amount allocated to Asclepion-Meditec S.R.L.

Treasury stock

The item "Treasury stock" appears for the first time in the consolidated balance sheet for the period ending 31 March 2003.

With resolution of the annual meeting of shareholders on 12 March 2003, Carl Zeiss Meditec was authorised to acquire own shares up to a value corresponding to 10% of the share capital of € 25.8m until 11 September 2004.

As of 31 March 2003 a total of 9,650 shares had been purchased at an average price of € 7.36 per share and disclosed in the balancing item "Treasury stock" under shareholders' equity.

Carl Zeiss Meditec AG acquired further own shares after 31 March 2003 (quarterly balance sheet date); the current holding is 13,941 shares.

Balancing item for holdings of other companies

The balance sheet includes a "Balancing item for holdings of other companies". These are equity capital holdings in the subsidiary Carl Zeiss Meditec Co. Ltd. that are attributable to third parties (Carl Zeiss Japan Co. Ltd.).

Guarantees

The Company furnishes the buyer with a guarantee for perfect functioning of the sold products for the contractually agreed period of 15 months. For this purpose, provisions were formed on the basis of the average values of guarantee claims made in the past.

The following table shows the change in guarantee provisions from 1 October 2002 to 31 March 2003:

	(in € '000)
As of 1 October 2002	3,537
Appropriation	1,028
Dissolution	(639)
Utilisation	(848)
Exchange rate changes	(125)
As of 31.03.03	**2,953**

4. Notes on the consolidated cash flow statement

In the first quarter of the financial year Carl Zeiss Meditec acquired a 51% holding in the shares of the Japanese Carl Zeiss Meditec Co. Ltd.

The following is a summary of the rollover of assets and liabilities assumed in the course of the acquisition.

	(in € '000)
Book value of the acquired assets	2,170
Net of assumed liabilities	(1,637)
	533
Payment for aquisition of holding (51%)	(272)
Minority interest	(261)
	0

Investor Relations Calendar and Contact

Investor Relations Calendar

• **12-Aug-2003**	9-Month Report
• **12-Aug-2003**	Telephone conference
• **11-Dec-2003**	Publication of the Annual Report for the 2002/2003 financial year
• **11-Dec-2003**	Press conference, Frankfurt a.M.
• **11-Dec-2003**	Analysts presentation, Frankfurt a.M.

Imprint

Responsible:
Jens Brajer
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Contact

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations
investors@meditec.zeiss.com

Phone.: +49 (0) 36 41/2 20-1 05
Fax: +49 (0) 36 41/2 20-1 17
http://www.meditec.zeiss.com/ir



Printed in Germany 05/03
Printed on environment-friendly paper bleached in chlorine-free process.

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations
investors@meditec.zeiss.com

Phone.: +49 (0) 36 41/2 20-1 05
Fax: +49 (0) 36 41/2 20-1 17
http://www.meditec.zeiss.com/ir

6-Month Report 2002/2003

ZEISS CARL ZEISS MEDITEC

- Ref. # 31 -



First half-year: Sales and net income significantly increased.

CARL ZEISS MEDITEC

First half-year Milestones 2002/2003

- Sales: +35.6% over previous year to € 124.1m.
- EBIT more than doubled to € 11.1m (previous year: € 5.5m)
- Net income rises by 26.2% to € 3.0m.
- Cash and cash equivalents nearly doubled in first half-year period: Current balance at € 13.6m.
- Above-average growth of operative cash flow to € 6.2m (previous year: € -0.5m)
- Equity ratio improves to 50.0% (30.9.2002: 49.2%)

- Focusing on core ophthalmic business completed
- International marketing integration successfully completed
- New products launched (Humphrey® Matrix, product extension for technology platform STRATUSOCT™)

Excellent financial situation secures future growth.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)

	30.9.2002	31.3.2003	
Cash and cash equivalents	7.2	13.6	Especially operative cash flow significantly improved
Current assets	121.1	128.5	Cash and cash equivalents almost doubled within 6 months
Fixed assets	72.6	62.2	Property, plant and equipment transferred within sales integration process
Goodwill	16.1	14.9	Goodwill transferred within sales integration process
Liabilities	98,3	93,7	Repayment of short-term debt, elimination of leasing obligations, provisions

All figures in € million

Further improvement in important balance sheet ratios.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)

	30.9.2002	31.03.2003	
Equity ratio	49.2%	50.0%	Equity capital increased with slight drop in balance sheet total
Debt-to-net-worth ratio	1.03	0.98	Low external debt - payment of accounts payable
Working capital	€ 60.3m	€ 68.4m	Cash balance increased

Sales integration successfully completed in Italy, UK and USA.

CARL ZEISS MEDITEC

Integration of Carl Zeiss Meditec's minor distribution companies in successful distribution companies of Carl Zeiss Group

Distribution companies
Asclepion-Meditec
S.R.L (IT), CZ Meditec Ltd. (UK)
and Asclepion-Meditec Inc. (USA)

CZ S.p.A. (IT),
CZ Ltd. (UK)
CZ Meditec Inc.
(USA)

Carl Zeiss Meditec is now excellently positioned for future growth.

CARL ZEISS MEDITEC

- Strategic focussing on core ophthalmic business completed
- Process improvement and cost orientation increase profitability of operations
- Successful marketing of innovative and high margin products through established worldwide distribution channels
- Strong innovative power - one new product per syndrome and year

- Carl Zeiss Meditec is strictly market-orientated in product innovations:
  - improved quality of treatment for the patient
  - increased efficiency for the eye care professional

Road show presentation
June 2003

ZEISS CARL ZEISS MEDITEC



EXHIBIT C
- Ref. # 32 -

Our Vision.

CARL ZEISS MEDITEC

We firmly believe that every individual has the right to sight.

"At Carl Zeiss Meditec, we are committed to making perfect vision a possibility for everyone."

Content

A highly skilled and experienced international management team secures future strategic development.

CARL ZEISS MEDITEC

Global Management Committee			
Ulrich Krauss	**Bernd Hirsch**	**Dr. Walter Wrobel**	**James Taylor**
President and CEO of Carl Zeiss Meditec AG	**CFO of Carl Zeiss Meditec AG**	**CTO of Carl Zeiss Meditec AG**	**President of Carl Zeiss Meditec, Inc.**
M&S, Service, HR	Finance, IR, Law	R&D, Operations, RA	
Graduate business administrator Extensive experience in medical sales, marketing and general management positions, both in Germany and the U.S.	Graduate business administrator Extensive experience in the fields of international accounting, controlling and M&A	Laser physicist More than 20 years comprehensive experience in the med-tech industry , President of section "Ophthalmology" of SPECTARIS (industry association)	Graduate business administrator Extensive industry experience in leading med-tech companies, member of ADVAMED (advisor to US government)

Carl Zeiss Meditec – focussed on ophthalmology.

CARL ZEISS MEDITEC

Parts of the eye

Field of application in the eye


A
Cornea
Lens
Vitreous
Retina
Refraction
Cataract
Glaucoma
Retina

The four main ophthalmic disorders.

CARL ZEISS MEDITEC



Normal vision
Getting older
Ophthalmic disorder
Refraction
Cataract
Glaucoma
Retina

New goals in ophthalmology will change the market – Carl Zeiss Meditec with significant competitive advantages.

CARL ZEISS MEDITEC

Ophthalmic disorders	Major goal	Opportunities
Glaucoma Retina	**Preservation of vision**	▪ Early detection ▪ Data management and outcome analysis Proprietary technology (e.g. STRATUSOCT™) enables securing and enhancing No. 1 position.
Refractive Cataract	**Measurable quality of vision**	Demand for life-long "perfect" vision requires: ▪ Better diagnostics ▪ Better treatment systems ▪ Customized vision correction ▪ IOLs High-tech products (e.g. MEL 80™, IOLMaster®) offer further growth, consumables to be added to product portfolio.

Innovative high-tech products drive market development.

CARL ZEISS MEDITEC

Field of application in the eye			
Refraction	**Cataract**	**Glaucoma**	**Retina**
			
MEL 80™	IOLMaster®	HFA II-*i*	VISULAS™
			
QuantumLight™	VISULAS™	STRATUSOCT™	Fundus camera

Total number of Carl Zeiss Meditec products: 65

Mission – vision – goals.

CARL ZEISS MEDITEC

Our Mission

Utilizing expertise and excellence in science and optics, we provide clinical systems designed to preserve and enhance vision. Our products and services offer exceptional value for our customers and provide genuine benefits to society.

Our Vision

We firmly believe that every individual has the right to sight. **“At Carl Zeiss Meditec, we are committed to making perfect vision a possibility for everyone.”**

Our goals

- Master plan supports doubling of sales within the next five years
- EBIT margin to grow from 8% in 2003 (e) to double-digit value

Successfully and rapidly completed integration as basis for future expansion – major milestones.

CARL ZEISS MEDITEC

Milestones	Achieved
✓ **Merger of Carl Zeiss Ophthalmic Systems and Asclepion**	4 July 2002
✓ **Integration completed**	31 December 2002
✓ **Strategic focussing** ✓ Optimized subsidiary structure ✓ Spin-out of non-core business (Aesthetic and Dental units)	 Per 1 April 2003 Per 1 May 2003
✓ **Increase number of direct sales people by 40**	1 October 2002
✓ **Implementation of Corporate Governance Code**	December 2002
✓ **Market launch of new innovative products: MEL 80™, Humphrey® Matrix, enhanced STRATUSOCT™**	1st – 3rd quarter current FY, to be continued
✓ **Adjustment of cost structure to open up synergies (e.g. optimised sourcing, bundling of R&D activities)**	1st – 3rd quarter current FY, to be continued
✓ **Increased reimbursements for treatments with top product IOL Master® in the U.S., approval of IOL Master® in Japan**	1st and 2nd quarter current FY

Four trends secure sustainable market growth.

Demographics	Decrease in illiteracy	Advancements in med. technology	Growing expenditure on health care
▪ World population to grow to 13bn until 2050 ▪ Aging of population	▪ Eye glasses and contact lenses as "necessary evils" ▪ Growing number of people suffering from near-sightedness (myopics)	▪ New devices allow for and support new treatments ▪ New treatments for known diseases	▪ Developing countries: increasing number of patients ▪ Developed countries: demand for advanced health care (new treatments) ▪ Wellness/ Lifestyle: trends toward privately funded invasive correction

CAGR 2002-2008 for ophthalmic systems market: 7%

Sources: UN World Population Trends 2002, US National Eye Institute 2002, Theta Reports 2002, Millenium Research Group 2002, MarketScope Reports 2002 et al.

Ophthalmic systems market to grow with an average of 7% p.a. – some regions show a significantly higher increase.

CARL ZEISS MEDITEC


Market volume
~ 1,600
~ 2,000
~ 3,100
Market share CZ Meditec*
CAGR: 7%
RoW (+15%)
Asia (+10%)
Americas (+7%)
Europe (w/o Germany, +6%)
Germany (+6%)
82
328
738
409
82
92
400
885
492
98
222
659
1,335
712
142
1999
2002
2008(e)
7%
15%
8%
20%
2002

Market volumes in €m; see p. 29 for sources and further details; *basis: consolidated pro forma sales for the FY 2001/2002 excl. Aesthetic and Dental

Sub-segments of the ophthalmic systems market offer an above-average growth.

CARL ZEISS MEDITEC



Market volume*
~ 1,600
~ 2,000
~ 3,100
Market share CZ Meditec*
CAGR: 7%
Retina (+9%)
Glaucoma (+9%)
Cataract (+3%)
Refraction (+12%)
310
132
724
473
409
165
791
601
686
277
944
1,186
1999
2002
2008
11%
43%
7%
8%
2002

*Market volumes in €m; see p. 30 for sources and further details; *basis: consolidated pro forma sales for the FY 2001/2002 excl. Aesthetic and Dental*

Strong R&D and IP position help to secure future success.

CARL ZEISS MEDITEC

New products

2002	2003	2004	2005
STRATUSOCT™ **VISULAS ™ 532s** **VISUCAM™ lite** **MEL 80™**	**Humphrey® Matrix** **Extension to STRATUSOCT™** New products in: glaucoma and retina diagnosis, cataract treatment, refract. surgery	Innovations in: Cataract diagnosis and treatment Refractive surgery	New laser technology for refractive surgery

Key data

- R&D ratio: 9.4% of sales*
- Employees in R&D: ~18% of total workforce (31 March 2003: 842)
- Number of patents: about 500, 50 new registrations p.a.
- Extensive network of clinical partners and reference doctors (this includes - among others: Vision 20/20, universities of Jena and Munich/Germany, Wilmer Eye Institute/USA, Moorfields Eye Hospital, Institute of Ophthalmology, London, Manchester Royal Eye Infirmary/ all UK, Fjodorow clinics/RUS, universities of Gunma and Kitazato/Japan)

**First six months of the FY 2001/2002*

Key success factors.

CARL ZEISS MEDITEC

	Status	Projects
Technology innovation	●	Innovation pipeline, software
Medical industry knowledge and efficiency	●	Structuring and channelling
Global distribution effectiveness and efficiency	○	Marketing, support, specialized sales force
Clinical applications access and knowledge	○	Clinical studies, application specialists
Ability to design & manufacture for cost	○	Platform strategies, target costing, global sourcing / purchasing
IP Management	●	IP strategy / patent portfolio
Employee commitment, motivation and excellence	●	Bonus / incentive systems, „exchange people“

○ *Growth lever* ● *Strength*

Second-level management in Germany, USA and Japan consists of numerous experts with far-reaching industry know-how.

CARL ZEISS MEDITEC

Selected members of the staff	
Joseph Donahoe	**Dr. Martin Wiechmann**
Executive Vice President Sales Americas Carl Zeiss Meditec, Inc (USA)	Vice President Research & Development Carl Zeiss Meditec AG
Executive positions in sales and marketing management for more than twenty years for Carl Zeiss Meditec	Laser physicist, more than ten years of experience in R&D of medical systems for Carl Zeiss Meditec
Michael Crompton	**Rolf Beyersdoerfer**
Vice President Regulatory Affairs Carl Zeiss Meditec, Inc (USA)	Director of Carl Zeiss Meditec Co. Ltd. (Japan)
Over than 10 years of experience in regulatory affairs management (FDA)	More than ten years executive positions in sales management in Asia (Thailand, Hong Kong, Japan)

Sales and EBIT increased significantly despite adverse economic climate.

CARL ZEISS MEDITEC

First six months of FY 2002/2003 compared to previous FY

Development of sales



+36%
82.4
124.1
6 months FY 2001/2002
6 months FY 2002/2003

Development of EBIT



+104%
5.5
11.1
6 months FY 2001/2002
6 months FY 2002/2003

All figures in €m

Sustained high earnings growth by innovative products and cost cuts in the first 6 months of FY 2002/2003.

CARL ZEISS MEDITEC

Consolidated statement of income (US GAAP)

	6 months/ *(QII)* 2001/2002	6 months/ *(QII)* 2002/2003	
Sales	91.5 *(45.3)*	124.1 *(61.7)*	Growth in the laser and diagnosis segments
Gross result	33.0 *(16.7)*	51.9 *(26.8)*	Savings in costs of goods sold, change in product mix
Gross margin	36% *(37%)*	42% *(43%)*	
EBIT	5.5 *(4.2)*	11.1 *(5.3)*	Improved operating profitability
EBT	3.8 *(3.4)*	10.0 *(4.8)*	Decreased interest expense
Net income	2.4 *(2.2)*	3.0 *(0.5)*	Balance-sheet tax expense
Earnings per share (€)	0.12 *(0.11)*	0.12 *(0.02)*	Number of shares increase

All figures in € million

Excellent financial situation secures future growth.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)

	30.9.2002	31.3.2003	
Cash and cash equivalents	7.2	13.6	Especially operative cash flow significantly improved
Current assets	121.1	128.5	Cash and cash equivalents almost doubled within six months
Fixed assets	72.6	62.2	Property, plant and equipment transferred within sales integration process
Goodwill	16.1	14.9	Goodwill transferred within sales integration process
Liabilities	98,3	93,7	Repayment of short-term debt, elimination of leasing obligations, provisions

All figures in € million

Further improvement in important balance sheet ratios.

CARL ZEISS MEDITEC

Consolidated balance sheet (US GAAP)

	30.9.2002	31.03.2003	
Equity ratio	49.2%	50.0%	Equity capital increased with slight drop in balance sheet total
Debt-to-net-worth ratio	1.03	0.98	Low external debt - payment of accounts payable
Working capital	€ 60.3m	€ 68.4m	Cash balance increased

Carl Zeiss Meditec – many reasons for an investment.

CARL ZEISS MEDITEC

- We have a stable and growing business with a high brand value
- We have significant and exciting market growth potentials
- Our excellent financial situation secures future growth
- Growth rates in sales will exceed market growth – master plan supports doubling of sales within the next five years, profitability is going reach double-digit value
- Our organisation and an highly experienced and qualified staff provides a solid foundation for growth
- Innovation will be the main growth driver – broad technology portfolio forms the basis
- Short- and long-term growth can be accelerated by selected M & A investments
- We have a clear vision of our company in the future
- The strong and experienced management team is committed to success

Thank you for your kind attention.

Backup

Market development by regions 2002 – 2008(e).

CARL ZEISS MEDITEC


RoW (+15%)
Asia (+10%)
Americas (+7%)
Europe (w/o Germany, +6%)
Germany (+6%)
2002: 98, 393, 885, 492, 98
2003(e): 110, 421, 911, 506, 101
2004(e): 124, 450, 948, 526, 105
2005(e): 141, 486, 995, 553, 111
2006(e): 162, 535, 1065, 586, 117
2007(e): 190, 588, 1171, 636, 127
2008(e): 222, 659, 1335, 712, 142

All figures in €m; sources: own estimates based numerous reports (Theta Reports 2002, Millenium Research Group 2002, MarketScope Reports 2002 et al.)

Market development by disease clusters 2002 – 2008(e).

CARL ZEISS MEDITEC



Retina (+9%)
Glaucoma (+9%)
Cataract (+3%)
Refraction (+12%)
2002: 601, 791, 165, 409
2003(e): 607, 815, 180, 446
2004(e): 619, 839, 196, 486
2005(e): 662, 864, 214, 530
2006(e): 762, 890, 233, 577
2007(e): 914, 917, 254, 629
2008(e): 1186, 944, 277, 686

All figures in €m; sources: own estimates based numerous reports (Theta Reports 2002, Millenium Research Group 2002, MarketScope Reports 2002 et al.)

Technical data of the Carl Zeiss Meditec share.

CARL ZEISS MEDITEC

Basic data	
ISIN	DE0005313704
Ticker symbol	AFX
Trading segment	Prime Standard
Designated sponsors	Commerzbank, Sal. Oppenheim
Share capital	€ 25,833,300
Admitted capital	€ 25,833,300, divided in to € 1.00 shares
Category and nominal value	No-par value bearer shares at a nominal value of € 1.00 per share

Shareholder structure	
Carl Zeiss Group	20,932,276 *(81.03%)*
Management and Supervisory Board of Carl Zeiss Meditec AG	7,057 *(0.03%)*
Carl Zeiss Meditec AG	13,941 *(0.05%)*
Free float	4,880,026 *(18.89%)*
Share capital	**25,833,300 *(100%)***

Carl Zeiss Meditec shares gain substantially in value.

CARL ZEISS MEDITEC

Carl Zeiss Meditec shares perform better than DAX and TecDAX.

MarketCap (27/5/2003): € 222m



1/10/2001
1/10/2002
27/5/2003
200%
150%
100%
50%
0%
+39%
-32%
-50%
Carl Zeiss Meditec AG
Dax
TecDax

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: 3,000th IOL Master® sold

Device calculates lens specifications for treatment of cataracts – groundbreaking technology substantially increases efficiency levels

Jena, 16 July 2003. Carl Zeiss Meditec AG has further expanded its leading position in the market for medical equipment for the treatment of cataracts. Today, three-and-a-half years after its launch, the ophthalmic solution provider delivered its 3,000th IOL-Master® to a customer in the USA.

In advance of a cataract operation, in which the opaque eye lens is replaced by an artificial lens – the so-called intraocular lens – the physician can measure the human eye contactlessly and determine the optimum refractive power of the artificial intraocular lens required for treatment. Due to its high degree of precision, in most cases the patient does not require glasses after surgery – not only has the cataract been removed, the vision defect has also been corrected.

The Jena-based medical technology company has simplified the increasingly widespread treatment of cataracts. The IOL-Master® cuts the time spent on measuring and calculation by the physician to a quarter of that of other equipment technologies. With its pioneering technology, the equipment replaced several devices in medical practices since its launch. In Germany it is already being used by three out of every four surgeons.

With about 14 million operations per year, cataracts are one of the world's most commonly treated medical disorders.

Press Release

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.
Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc., Dublin (California). Carl Zeiss Meditec AG has also its own subsidiary in Japan, the largest market after USA.
Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51 -52
07745 Jena/Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-Mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Public Relations
Philip Stähler/ Manager Marketing
Goeschwitzer Strasse 51 -52
07745 Jena/Germany

Phone: +49 (0) 36 41 - 2 20 - 3 31
Telefax: +49 (0) 36 41 - 2 20 - 3 32
E-Mail: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

22.9 per cent boost in sales, despite strong euro

In the first nine months of the financial year 2002/2003, Carl Zeiss Meditec AG stepped up its sales revenues by 22.9% to EUR 175.9m (previous year: EUR 143.1m). On the basis of constant exchange rates compared to the previous year, sales would have increased by 37.0% to EUR 196.0m. Operating income (EBIT) amounted to EUR 19.3m (previous year: EUR 9.6m) Carl Zeiss Meditec also profited from the sale of the Aesthetic and Dental business units, which were disposed of with effect from 1 May 2003.

The consolidated net income is shown split up according to US GAAP, i.e. income from continuing activities (core business in ophthalmology) and discontinued activities (Aesthetic and Dental). In the first nine months consolidated net income grew by 5.3% to EUR 4.7m (previous year: EUR 4.5m). Net income from continuing activities in the nine-month period amounted to EUR 7.8m, net income from discontinued activities was EUR -3.1m.

In the third quarter (April to June) sales totalled EUR 55.4m (previous year: EUR 51.5m). This corresponds to an increase of 7.4% over the previous year. The EBIT adjusted for the Aesthetic and Dental business units rose by 22.5% to EUR 5.1m (previous year: EUR 4.1m).

Gross margin improved to 42.9 % (previous year. 36.8%) in the first nine months. As of 30 June 2003 the equity ratio stood at 52.7% (30.09.02: 49.2%). The cash balance increased by 140.5% to EUR 17.3m (30.09.2002: EUR 7.2m). Operative cash flow almost tripled: In the reporting period it amounted to EUR 19.2m (previous year: EUR 6.8m).

Carl Zeiss Meditec AG intends to carry out a capital increase this autumn in order to finance future growth. At the same time the free float will be increased.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Str. 51-52, D-07745 Jena/Germany, Phone +49 (0)3641-220-105, Fax: +49 (0)3641-220-102, E-mail: investors@meditec.zeiss.com.

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: 22.9 per cent boost in sales, despite strong euro

EBIT almost at EUR 20m - operative cash flow nearly tripled - capital increase scheduled for autumn

(Jena, 12 August 2003) Carl Zeiss Meditec AG continues on its profitable expansion path, despite the weak economy: In the first nine months of the current financial year sales rose by 22.9% to EUR 175.9m (previous year: EUR 143.1m). An even higher rate of growth was prevented by the strong euro: Had exchange rates remained at the previous year's level, sales would have increased by 37.0% to EUR 196.0m.

By contrast, profitability was not adversely affected by currency influences. CEO Ulrich Krauss: "Since we also have a production plant in the USA and the volume of goods exchanged between the USA and the Euro region is more or less equal, we are able to compensate for currency fluctuations." After nine months of the financial year 2002/2003, Carl Zeiss Meditec has generated an EBIT of EUR 19.3m (previous year: EUR 9.6m). The medical systems manufacturer also profited from the sale of the two loss-making business units Aesthetic and Dental. "With an EBIT margin of 10.9% we have made good a promise to our shareholders", says Krauss.

Following the sale of all peripheral activities, Carl Zeiss Meditec is now fully focusing on the growth market ophthalmology. 90% of sales were apportionable to appliances and systems, 10% were generated by services. About half of the sales volume originated in the USA and about a quarter in Europe and Asia respectively.

The consolidated net income is shown split up according to US GAAP, i.e. income from continuing activities (ophthalmology as a core business) and discontinued activities (Aesthetic and

Press Release

Dental business units sold with effect as of 1 May 2003). This is done to improve transparency and to enable a more reliable estimate of the development of future earnings of the core business.

Consolidated net income grew by 5.3% to EUR 4.7m (previous year: EUR 4.5m). In the core business ophthalmology Carl Zeiss Meditec turned in considerably increased profits: Consolidated profits from continuing activities totalled EUR 7.8m (75.8% more than last year). Consolidated losses from discontinued operations amounted to EUR -3.1m for the total 9-month period, of which only EUR -0.6m were attributable to the third quarter. The remaining loss was included in reports already published for the previous quarters.

In the third quarter of the current financial year (April to June 2003) sales totalled EUR 55.4m (previous year: EUR 51.5m), representing an increase of 7.4% and EBIT stood at EUR 5.1m (previous year: EUR 4.1m) - an increase of 22.5%.

The gross margin of Carl Zeiss Meditec increased to 42.9% (previous year: 36.8%).

There was also a further improvement in balance sheet ratios: As of 30 June 2003 the equity ratio stood at 52.7% (30 September 2002: 49.2%). Cash and cash equivalents increased to EUR 17.3m (30 September 2002: EUR 7.2m). This represents an increase of 140.5%.

Cash flow from operating activities was almost tripled, mainly due to optimised management of accounts receivable. In the reporting period it amounted to EUR 19.2m (previous year: EUR 6.8m).

Within the next five years sales are to double and the EBIT margin is to rise well into the double-digit range. Moreover, Carl Zeiss Meditec intends to expand its position as solution provider for the ophthalmic sector. The company will be focusing on the following growth options:

- introduction of intelligently networked diagnostic and treatment devices, including data management and new forms of data assessment
- necessary combination of innovative devices and consumables
- further development of diagnostic systems for early recognition of eye ailments.

Notwithstanding the high positive cash flow, a capital increase is to be carried out in autumn this year to provide the funds needed for these growth options. "Alongside funding our growth this capital increase leads to another important goal: raising the appeal of Carl Zeiss Meditec shares by increasing the free float and, related to that, to improve trading liquidity", said Bernd Hirsch, CFO of Carl Zeiss Meditec AG. "By doing so we will come close to our strategic goal of admission to the TecDAX", Hirsch explains.

Note to editors: Figures stated for the previous year have only limited comparability. The latter apply to the former Carl Zeiss Ophthalmic Systems AG only. They do not include the previous years' figures for the former Asclepion-Meditec AG. This accounting procedure is based on current US GAAP regulations.

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE0005313704) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor Relations

Jens Brajer/Director Investor Relations
Goeschwitzer Strasse 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 -1 17
E-Mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

9-Month Report 2002/2003

EXHIBIT C
- Ref. # 36 -



ZEISS CARL ZEISS MEDITEC

At a glance

- Carl Zeiss Meditec further expands its market position: Sales increase by 22.9% to € 175.9m despite exchange rate effects
- Gross margin increases to 42.9% (previous year: 36.8%)
- Operating income (EBIT) adjusted for discontinued activities doubled to € 19.3m (previous year: € 9.6m), EBIT margin thus at 10.9%
- Disposal of non-core activities Aesthetic and Dental E reduces consolidated net income in third quarter by € 0.6m, but improves future profitability
- Consolidated net income rises by 5.3% to € 4.7m (previous year: € 4.4m)
- Receivables significantly reduced
- Operative cash flow has almost tripled compared to the previous year: Cash inflow from operating activities at € 19.2m (previous year: € 6.8m)
- Cash and cash equivalents has been further increased: As of 30 June 2003 this item amounted to € 17.3m (30 September 2002: € 7.2m)

Selected key figures

(in € '000)	9-Month Report 2001/2002	9-Month Report 2002/2003	Change
Sales	143,085	175,897	+22.9%
Operating income	9,598	19,258	+100.6%
Net income from continuing operations	4,445	7,816	+75.8%
Net income from discontinued operations*	-	(3,134)	n/a
Net income	4,445	4,682	+5.3%

(in € '000)	30 September 2002	30 June 2003	Change
Balance sheet total	193,633	181,010	-6.5%
Equity ratio (%)	49.2%	52.7%	+3.5 percentage points
Cash and cash equivalents	7,183	17,273	+140.5%

(in € '000)	9-Month Report 2001/2002	9-Month Report 2002/2003	Change
Cash flow from operating activities	6,818	19,246	+182.3%

**Aesthetic and Dental*

Content

This Report does not constitute an offer to sell or solicitation of an offer to purchase any securities of Carl Zeiss Meditec Aktiengesellschaft in the United States of America or in any other jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation. Readers of this Report are requested to inform themselves about to observe any such restrictions.

Ladies and Gentlemen, dear Shareholders,

Carl Zeiss Meditec AG has continued to grow, despite the still adverse business environment. Key indicators provide evidence of a positive trend. For example, our sales in the first nine months of the 2002/2003 financial year increased by 22.9% to € 175.9m. Disregarding the currency effect of the strong euro, growth has been even stronger. On the basis of constant exchange rates compared to the previous year sales would have risen by 37.0% to € 196.0m. The strong euro had no impact on our profitability. Since we also have a production plant in the USA and the volume of goods exchanged between the USA and the Euro region is almost equal, we were able to compensate for currency fluctuations. Good performance and the sale of the loss-making Aesthetic and Dental business units enabled us to more than double operating income (EBIT) to € 19.3m. The EBIT margin adjusted for discontinued activities Aesthetic and Dental grew to 10.9% - here again we have made good a promise to our shareholders.

The financial position of Carl Zeiss Meditec has also continued to improve. Our cash on hand, for instance, increased by 140.5% to € 17.3m (previous year: € 7.2m). Cash provided by operating activities almost tripled to € 19.2m (previous year: € 6.8m).

The basis for continued success in the expansion of our company is maintaining a clear strategic focus. The disposal of the Aesthetic and Dental business units enabled us to part company with all peripheral activities. This enabled us to concentrate all our energy on the growth market ophthalmology. This is reflected not least in the "net income from continuing operations". It has almost doubled to € 7.8m from € 4.4m in the previous year. Our ophthalmic systems touch the nerve of the times. They offer our customers, the medical practitioners, optometrists and opticians, exceptional added value – i.e. greater efficiency – and the patients real advantages in the form of improved diagnosis and treatment with faster healing of eye diseases. This has helped us to gain additional market shares, particularly in the USA and Japan. Further opportunities ensue from further improving our position in other parts of the world. In order to maintain and extend our lead, our innovative pace will remain fast in the future. We will be endeavouring to launch one new product per year and ophthalmic syndrome. With the MEL 80™, Humphrey® Matrix and the extended




London
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Zurich

STRATUSoct™ in the first nine months of the current financial year we demonstrated that our products are not only innovative, but also successful. Furthermore, we will expand our product range and achieve further growth with complete clinical solutions. In this way we want to achieve our ambitious goal of doubling sales in the next five years.

In a road show last June we presented our company to investors in Germany and abroad. Great interest was generated in Carl Zeiss Meditec AG as a solid growth share. For us this was the first stage in enhancing the appeal of our shares. We are adhering to our plans to increase the free float. Our strategic goal continues to be the admission of Carl Zeiss Meditec shares to the TecDax and to establish Carl Zeiss Mediteic AG as a major player in the premiere league of medical technology.

Jena, August 2003

Ulrich Krauss	Bernd Hirsch	Dr. Walter-Gerhard Wrobel
President and CEO	Member of the Management Board	Member of the Management Board

Carl Zeiss Meditec presents Equity Story to institutional investors in four European financial centres.

About 30 visits in four days: Carl Zeiss Meditec called in at important addresses such as DWS, DIT, Credit Suisse, Merril Lynch, Schroders to render a detailed report of past successes and plans for future growth. The roadshow presentation is to be found at www.meditec.zeiss.com/ir under the menu item 'Analysts/Investors'.

Business development[1]

Executive Summary

In the first nine months of the current financial year Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company", "the Group") was able to further improve its sales figures and operative profitability. In the reporting period, sales increased by 22.9% to € 175.9m (previous year: € 143.1m). Adjusted for the substantial deterioration of exchange rates of the US $ and the Japanese ¥ to the € in the past few months, this increase is even greater. On a constant currency basis to the previous year, the consolidated sales of Carl Zeiss Meditec would have reached € 196.0m, an increase of 37.0% over the previous year. The Group's gross margin increased by 6.1 percentage points to 42.9% (previous year: 36.8%) and operating income (earnings before interest and tax, EBIT) at € 19.3m was more than double that of the previous year (€ 9.6m). Consolidated net income rose by 5.3% to € 4.7m (previous year: € 4.4m). Adjusted by the results of the Aesthetic and Dental business units which were sold as of 1 May 2003 consolidated net income from continuing operations amounted to € 7.8m (previous year € 4.4m).

Improvements in the management of accounts receivable resulted in an almost one-third reduction in receivables from € 40.2m as of 30 September 2002 to € 28.7m. This also resulted in an improvement in operative cash flow. In the reporting period it amounted to € 19.2m (previous year: € 6.8m). This was a significant factor in further increasing liquid funds to € 17.3m as of 30 June 2003 (cash on hand as of 30 September 2002: € 7.2m). As of 30 June 2003 the Group's equity ratio had improved to 52.7% (30 September 2002: 49.2%).

Reporting of "Discontinued operations"

In accordance with the *Statement of Financial Accounting Standards* (SFAS) 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* the Aesthetic and Dental business units that were disposed of on 1 May 2003 were identified as "discontinued oprations". The consolidated net income disclosed in the income statement was thus likewise adjusted for the income generated in the two business units. This was done for the purpose of transparency, to enable a more reliable estimate of the future improvement in profits resulting from the sale.

Accordingly, total consolidated net income consists of "Net income from continuing operations" – the core business of ophthalmology – and "Net income from discontinued operations" – the Aesthetic and Dental business units that were sold.

1 The previous year's figures shown in the report in hand relate exclusively to the former Carl Zeiss Ophthalmic Systems AG. Asclepion Meditec AG was not included in the consolidated financial statements according to US GAAP until the date when the merger came into effect on 4 July 2002, retroactive to 1 July 2002. Detailed notes on the facts and circumstances (perception of the merger as a reverse acquisition according to US GAAP) are to be found in the consolidated financial statements of Carl Zeiss Meditec AG to US GAAP, in particular in the consolidated management report on p. 40 of the Annual Report 2001/2002.

Development of sales

Despite significant deterioration in the exchange rates of the US-$ and the Japanese ¥ to the €, the consolidated sales of Carl Zeiss Meditec increased in the reporting period by 22.9% to € 175.9m (previous year: € 143.1m)

Sales by business segment:

Business segment (in € '000)	9-Month Report 2001/2002		9-Month Report 2002/2003		Change over previous year
	Consolidated sales	Percentage of consolidated sales	Consolidated sales	Percentage of consolidated sales	
Vision	129,392	90.4%	158,512	90.1%	+22.5%
thereof laser	18,451		24,995		+35.5%
thereof diagnostic	110,941		133,517		+20.3%
Service	13,693	9.6%	17,385	9.9%	+27.0%
Total	**143,085**	**100.0%**	**175,897**	**100.0%**	**+22.9%**

Sales by business segment on the basis of constant exchange rates compared to the previous year:

Business segment (in € '000)	9-Month Report 2001/2002		9-Month Report 2002/2003		Change over previous year
	Consolidated sales	Percentage of consolidated sales	Consolidated sales	Percentage of consolidated sales	
Vision	129,392	90.4%	176,441	90.0%	+36.4%
thereof laser	18,451		25,655		+39.0%
thereof diagnostic	110,941		150,786		+35.9%
Service	13,693	9.6%	19,519	10.0%	+42.5%
Total	**143,085**	**100.0%**	**195,960**	**100.0%**	**+37.0%**

Consolidated sales of ophthalmic systems for diagnosis and therapy increased by 22.5%. A successful start with substantial growth has been made with the marketing of the MEL 80™ refractive laser.

Increases in the Diagnostic segment are attributable to sustained high demand, in particular for the STRATUSoct™ and IOLMaster® systems, as well as other innovative products such as the VISUCAM™ lite, our fundus cameras and the Humphrey® Field Analyzer HFA II*i*. Approval by the US Food and Drug Administration (FDA) at the beginning of May 2003 for a hitherto unique database extension for this system had a positive impact on the market success of the STRATUSoct™. It adds glaucoma diagnosis to the application spectrum of the STRATUSoct™, currently unrivalled on the market. It is anticipated that the expanded STRATUSoct™ will enable this disease to be recognised at a significantly earlier stage than hitherto. Since to date it has not been possible to heal glaucoma, but merely to inhibit its development, this would be distinct medical progress on the path towards maintaining eyesight. In industrialised countries glaucoma is still the second most common cause of blindness. At present Carl Zeiss Meditec has exclusive access to so-called optical coherence tomography (OCT) in the field of ophthalmology, which is the underlying technology of the STRATUSoct™. In future we propose to develop further applications on the same basis.

With a gain of 27.0% compared to the same period of the previous year, the service business of Carl Zeiss Meditec was extremely successful. The reason for this is the significantly broadened installed basis of Carl Zeiss Meditec systems.

Sales by region:

Region (in € '000)	**9-Month Report 2001/2002**		**9-Month Report 2002/2003**		**Change over previous year**
	Consolidated sales	Percentage of consolidated sales	Consolidated sales	Percentage of consolidated sales	
Germany	11,842	8.3%	13,291	7.6%	+12.2%
Europe, not including Germany	22,915	16.0%	32,661	18.6%	+42.5%
Americas	83,573	58.4%	91,093	51.7%	+9.0%
Asia/Pacific region*	24,755	17.3%	38,852	22.1%	+56.9%
Total	**143,085**	**100.0%**	**175,897**	**100.0%**	**+22.9%**

**including Africa*

Sales by region on the basis of constant exchange rates compared to the previous year:

Region (in € '000)	9-Month Report 2001/2002		9-Month Report 2002/2003		Change over previous year
	Consolidated sales	Percentage of consolidated sales	Consolidated sales	Percentage of consolidated sales	
Germany	11,842	8.3%	13,324	6.8%	+12.5%
Europe, not including Germany	22,915	16.0%	32,668	16.7%	+42.6%
Americas	83,573	58.4%	107,645	54.9%	+28.8%
Asia/Pacific region*	24,755	17.3%	42,323	21.6%	+71.0%
Total	**143,085**	**100.0%**	**195,960**	**100.0%**	**+37.0%**

*) *including Africa*

Here again, a differentiated picture is on the constant currency basis of the previous year. On this basis, compared with the previous year the increase in sales in the Americas region would have been 28.8% or € 24.1m instead of only 9.0% or € 7.5m. Similarly, the good growth rates for the Asia/Pacific region with focus on Japan would have been even better. This clearly demonstrates that despite the difficult underlying conditions (Iraq War, SARS epidemic), Carl Zeiss Meditec has been able to significantly improve its competitive position in the world's two largest medical technology markets.

Earnings position

In the first nine months of the current financial year, Carl Zeiss Meditec AG once again improved its gross margin. It rose by 6.1 percentage points to 42.9% (previous year: 36.8%). The increase is mainly attributable to further cuts in manufacturing costs and changes in the product mix. Gross profits amounted to € 75.5m (previous year: € 52.6m)

Research and development (R&D) continue to have high priority at Carl Zeiss Meditec. Adjusted for subsidies, R&D costs rose from € 14.5m to € 16.8m. Significant gains in efficiency and increased consolidated sales caused the R&D quota (R&D expenses as a ratio of consolidated sales) to decrease from 10.1% in the previous year to 9.6%. The selling and marketing cost ratio increased slightly by 1.1% compared to the previous year to 17.3% of consolidated sales, or a total of € 30.4m (previous year: € 23.2m). This reflects the heightened activities for the marketing of our products. The increase in general and administrative expenses to € 8.5m (previous year: € 5.7m) is mainly attributable to the establishment of own administrative functions as well as the costs incurred for stock exchange listing.

The distinct improvement in the gross margin, function costs that have remained virtually unchanged in relation to consolidated sales and the disposal of the Aesthetic and Dental business units have resulted in a significant improvement in operating income (earnings before interest and tax, EBIT). At 10.9% the EBIT margin reached the two-digit range faster than planned in the reporting period (previous year: 6.7%). EBIT in the first nine months of the current financial year was € 19.3m (previous year: € 9.6m). After only nine months this is more or less equal to the figure of about € 20m proposed for the 2002/2003 financial year overall. This is a clear demonstration of the good progress being made by Carl Zeiss Meditec with the announced long-term improvement in operative profitability. Thanks to the significantly improved earnings position, in the reporting period we were able to make repayments on debt. This has resulted in the reduction of interest expenses from € 2.4m in the previous year to € 1.7m in the reporting period. On this basis, earnings before tax (EBT) rose to € 17.7m (previous year: € 7.2m) The figure arrived at by deducting income tax expenses of € 7.9m (previous year: € 2.8m) in accordance with US GAAP and profits of € 1.9m apportionable to outside shareholders (previous year: € 0.0m)[2] is the "Net income from continuing operations". It shows the net profitability of Carl Zeiss Meditec in its core business, ophthalmology. Compared to the previous year (€ 4.4m) it almost doubled to € 7.8m.

In the period from 1 October 2002 and 30 April 2003 the Aesthetic and Dental business units that were disposed as of 1 May 2003 generated a pre-tax loss of € 4.2m. In this connection the appropriate provisions formed in the first two quarters of the financial year were written back, so that in the third quarter there was only a net earnings effect of € -0.6m. The Company is confident that the sustained improvement in profitability will quickly compensate for this loss.[3] The net loss after taxes incurred by the Aesthetic and Dental business units up until 1 May 2003 thus amounted to € 3.1m.

Net income for the reporting period thus amounted to € 4.7m (previous year: € 4.4m). This corresponds to an increase of 5.3% over the previous year. Earnings per share from continuing activities increased over the previous year from € 0.23 to € 0.30 despite an share volume increased by 6.2 million shares. Taking into account a loss per share from discontinued operations amounting to € -0.12 (previous year: € 0.00) the total earnings per share for the reporting period amounted to € 0.18 (previous year: € 0.23).

2 *This relates to the share of profits after taxes payable to Carl Zeiss Japan Co. Ltd. as joint owner of Carl Zeiss Meditec Co. Ltd.*

3 *Assuming that sales and earnings remain constant in the coming financial year, this loss will be compensated for in less than twelve months.*

Net worth

Compared to 30 September 2002 the balance sheet total for the period ending 30 June 2003 showed a decrease from € 193.6m to € 181.0m. The reasons for this include the transfer of inventories in the course of the sale of the Aesthetic and Dental business units, the reduction in accounts receivable and exchange rates that affect the evaluation of assets of the subsidiaries.

Notes on selected balance sheet items

Due to optimised management of accounts receivable, between 30 September 2002 and 30 June 2003 short-term trade accounts receivable decreased from € 40.2m to € 28.7m. This corresponds to an improvement of 28.5%. Long-term accounts receivable also showed a significant decline of 65.0%: as they totalled € 1.1m compared to € 3.1m as of 30 September 2002. Accounts receivable from related parties include accounts receivable from sales companies and sales partners of the Carl Zeiss Group and accounts receivable within the scope of the Carl Zeiss Group cash management system. As of 30 June 2003 they totalled € 19.5m compared to € 16.8m on 30 September 2002.

The ratio of inventories to total current assets was slightly lower than on 30 September 2002. As of 30 June 2003 the latter stood at 34.8% compared to 36.5% on 30 September 2002. In absolute terms there was also a slight decline in these balance sheet items: Taking into account inventories transferred to the purchaser of the Aesthetic and Dental business units as of 1 May 2003 (shown as "Current assets from discontinued operations" in the balance sheet for the year ended 30 September 2002), the total value of inventories decreased from € 44.2m (30 September 2002) to € 42.3m.

Major liabilities towards related parties have been paid off. Accordingly, this balance sheet item fell from € 13.6m as of 30 September 2002 to € 9.6m as of 30 June 2003.

Due to discharged obligations and the disposal of the Aesthetics and Dental business units as of 1 May 2003, accrued expenses fell to € 21.0m (30 September 2002: € 26.0m).

Selected key figures

The equity ratio as of 30 June 2003 is 52.7%, i.e. 3.5 percentage points above the figure for 30. September 2002 (49.2%).

The group's debt-to-net-worth ratio (ratio of borrowed to equity capital) was once again reduced. As of 30 June 2003 it stood at 0.87 (30 September 2002: 1.03) and thus is well below parity. This is mainly attributable to the discharge of liabilities towards related parties and the decrease in obligations ensuing from lease agreements. The latter resulted from the integration of former sales company Asclepion-Meditec S.R.L. into Carl Zeiss S.p.A. as of 1 February 2003.

As of 30 June 2003 the working capital of Carl Zeiss Meditec (current assets net of current liabilities) amounted to € 69.8m (30 September 2002: € 60.3m). This is mainly attributable to the increase in liquid assets from € 7.2m as of 30 September 2002 to € 17.3m as of 30 June 2003.

Financial position

In the first nine months of the current financial year, Carl Zeiss Meditec AG once again improved its cash balance. For this period it amounted to at € 17.3m (30 September 2002: € 7.2m). This corresponds to an increase of 140.5%.

Cash flow from operating activities

In the first nine months of the current financial year the Company generated a cash inflow from operating activities of € 19.2m (previous year: € 6.8m). The main reason for this development is the substantial decrease in accounts receivable.

Cash flow from investing activities

In the first nine months of the current financial year Carl Zeiss Meditec generated a net cash inflow of € 1.6m from investing activities (previous year: € -1.1m). In addition to the funds accrued by Carl Zeiss Meditec due to the initial consolidation of its Japanese subsidiary, this is attributable to the payment of the first instalment for the Aesthetic and Dental business units by the purchasing companies.

Cash flow from financing activities

In the reporting period the cash flow from financing activities amounted to € -9.8m (previous year: € -5.7m). The main reasons were the repayment of short-term loans and liabilities due to the treasury of the Carl Zeiss Group.

Research and development (R&D)

In the first nine months of the current financial year Carl Zeiss Meditec spent € 16.8m on research and development, including the sum of € 1.4m in subsidies (previous year: € 14.5m including € 0.3m in subsidies). For the period under review this represented 9.6% of consolidated sales (previous year: 10.1%). Carl Zeiss Meditec thus achieved a distinct increase in efficiency in this sector.

One of the foremost goals of R&D in the period under review to further enhance the efficiency of the MEL 80™ refractive laser by linking it with diagnostic equipment. Efforts were concentrated on continued development of the new product CRS-Master™. It intelligently connects the new MEL 80™ refractive laser to a high-end diagnostic system with maximum precision. The result sets new standards: Treatment is even more accurate and for the first time it can be individually tailored to the needs of each patient. The launch of the CRS-Master™ will be an important milestone in the innovation strategy of Carl Zeiss Meditec. Our goal in the long-term is to fulfil the claim to lifelong perfect eyesight - a trend that has been gaining in significance, especially in industrialised countries.

It is proposed to exploit completely new and supplementary fields of application based on the technology platforms of the two successful products IOLMaster® and STRATUSoct™. For example, a reference database that enables more reliable and presumably significantly earlier recognition of glaucoma than up to now was approved by the US Food and Drug Administration (FDA) at the beginning of May 2003. Further applications in other syndromes – based on both the STRATUSoct™ and IOLMaster® technology – are being systematically investigated.

Carl Zeiss Meditec is also playing a major role in a series of inter-company research projects. Special mention should be given to a research and industrial alliance that is working on a new procedure for the correction of vision defects with the aid of ultra short-pulsed lasers (so-called femtosecond lasers). Within the scope of this joint project considerable progress has been made in developing major components of a laser system of this type. In addition, the first patents are being applied for in this section.

Orders on hand

As of the cut-off date 30 June 2003 the volume of orders on hand held by the Carl Zeiss Meditec Group amounted to € 13.7m (previous year: € 29.5m). In the Company's view, one of the main differences compared to the previous year is that customers are placing significantly shorter-term orders than hitherto. Positive sales trends are, however, clear evidence of the continued success of Carl Zeiss Meditec products.

Personnel

As of the reference date 30 June 2003 the Carl Zeiss Meditec Group had 756 employees plus 24 trainees. The corresponding number as of 30 June 2002 was 638 employees plus 6 trainees.

Outlook

Following the fast and successful completion of the integration and particularly after the consistent focusing on the growth market ophthalmology, we will now concentrate fully on the implementation of our strategy. We have identified the following growth options that will be instrumental in expanding our position as a solution provider in ophthalmology:

- introduction of intelligently networked diagnostic and treatment devices, including data management and new forms of data assessment

- necessary combination of innovative systems and consumables

- further development of diagnostic systems for early detection of eye ailments.

On this basis we shall endeavour to achieve our goal of doubling the Group sales of Carl Zeiss Meditec within the next five years and increasing the EBIT margin well into two-digit range.

We see our strategy as a basis for boosting the attractiveness of Carl Zeiss Meditec shares. This is underpinned by the declared common goal of Carl Zeiss Group and Carl Zeiss Meditec to increase the free float. By doing so we hope to achieve the strategic goal of admission to the TecDAX.

Directors' Holdings

The following table shows the number of shares and option rights held by members of the executive bodies of Carl Zeiss Meditec AG as of 30 June 2003.

Management Board		Number as of 30 June 2003
Ulrich Krauss	Shares	500
	Options	0
Dr Walter-Gerhard Wrobel	Shares	0
	Options	0
Bernd Hirsch	Shares	500
	Options	0

Supervisory Board		Number as of 30 June 2003
Dr Michael Kaschke	Shares	750
	Options	0
Alexander von Witzleben	Shares	3,094
	Options	0
Dr Franz Ferdinand von Falkenhausen	Shares	794
	Options	0
Dr Manfred Fritsch	Shares	450
	Options	0
Jürgen Dömel	Shares	291
	Options	0
Franz-Jörg Stündel	Shares	678
	Options	600

Company		Number as of 30 June 2003
Carl Zeiss Meditec AG	Shares	13,941
	Options	0

Directors' Dealings

In the third quarter of the current financial year no securities transactions were conducted in company shares by members of either the Management or Supervisory Boards of Carl Zeiss Meditec AG. Reports pursuant to Art. 15a German Securities Trading Act (WpHG) were thus not necessary.

Shareholder Structure


81.03%
[20,932,276]
18.89%
[4,880,026]
0.05%
[13,941]
0.03%
[7,057]
100%
[25,833,300]
Carl Zeiss Group
Free float
Management and Supervisory Boards of Carl Zeiss Meditec AG
Carl Zeiss Meditec AG
Share capital
[...] Number of shares

Consolidated income statement (US GAAP)

(in € '000)		3rd quarter 2001/2002 1 April 2002- 30 June 2002		3rd quarter 2002/2003 1 April 2003- 30 June 2003		9-Month Report 1 October 2001- 30 June 2002		9-Month Report 1 October 2002- 30 June 2003
Sales		51,588		55,387		143,085		175,897
Costs of goods sold		(31,942)		(32,262)		(90,439)		(100,350)
Gross profit		**19,646**		**23,125**		**52,646**		**75,547**
Selling and marketing expenses		(8,096)		(9,695)		(23,155)		(30,389)
General and administrative expenses		(2,503)		(2,730)		(5,696)		(8,479)
Research and development expenses	(5,321)		(6,090)		(14,736)		(18,200)	
minus government grants received	15	(5,306)	477	(5,613)	253	(14,483)	1,371	(16,829)
Amortisation of goodwill		(56)		-		(174)		-
Other operating income / (expense), net		32		74		319		206
Foreign currency gains / (losses), net		424		(89)		141		(798)
Operating income		**4,141**		**5,072**		**9,598**		**19,258**
Interest income / (expense), net		(748)		(551)		(2,380)		(1,681)
Appreciation, depreciation and valuation adjustments on financial assets		-		31		-		93
Income before income taxes		**3,393**		**4,552**		**7,218**		**17,670**
Income tax expense from continuing operations		(1,362)		(1,845)		(2,773)		(7,911)
Minority interests		-		(439)		-		(1,943)
Net income from continuing operations		**2,031**		**2,268**		**4,445**		**7,816**
Income / (loss) before income taxes from discontinued operations*		-		(1,066)		-		(4,181)
Income tax benefit from discontinued operations		-		434		-		1,047
Net income from discontinued operations		**-**		**(632)**		**-**		**(3,134)**
Net income		**2,031**		**1,636**		**4,445**		**4,682**
Earnings per share, basic (€)								
from continuing operations		0.10		0.09		0.23		0.30
from discontinued operations		0.00		(0.03)		0.00		(0.12)
Total		0.10		0.06		0.23		0.18
Earnings per share, diluted (€)								
from continuing operations		0.10		0.09		0.23		0.30
from discontinued operations		0.00		(0.03)		0.00		(0.12)
Total		0.10		0.06		0.23		0.18
Average number of shares outstanding								
Basic		19,633,300		25,833,300		19,633,300		25,833,300
Diluted		19,633,300		25,833,300		19,633,300		25,833,300

We refer to the following notes.

* *Including a loss on disposal of € 2.612m*

Consolidated balance sheet (US GAAP)

(in € '000)	30 September 2002	30 June 2003
Assets		
Current assets:		
Cash	7,183	17,273
Trade accounts receivable, net of allowances of € 9.886m as of 30 June 2003 and € 8.459m as of 30 September 2002	40,156	28,695
Accounts receivable from related parties	16,848	19,530
Inventories	40,057	42,299
Prepaid expenses	1,294	1,021
Deferred income taxes	6,960	7,660
Other assets	4,440	5,003
Current assets related to discontinued operations	4,112	-
Total current assets	**121,050**	**121,481**
Property, plant, and equipment, net	33,401	26,357
Goodwill	16,098	14,870
Other intangible assets, net	6,449	5,421
Other long-term accounts receivable, net of allowances of € 0.879m as of 30 June 2003 and € 0.962m as of 30 September 2002	3,142	1,101
Investments	129	-
Loans	4,874	4,949
Deferred income taxes	7,878	6,831
Assets related to discontinued operations	612	-
Total assets	**193,633**	**181,010**

We refer to the following notes.

(in € '000)	30 September 2002	30 June 2003
Liabilities and shareholders'equity		
Current liabilities:		
Short-term debt	1,368	-
Current portion of long-term debt	179	183
Current portion of capital lease obligations	1,314	376
Trade accounts payable	9,419	7,008
Accounts payable to related parties	13,601	9,550
Income taxes payable	160	5,225
Deferred income	4,997	4,626
Deferred income taxes	8	8
Accrued expenses	25,975	20,956
Other current liabilities	3,743	3,732
Total current liabilities	**60,764**	**51,664**
Long-term debt, net of current portion	5,027	4,890
Capital lease obligations, less current portion	30,573	25,401
Long-term deferred income	1,118	886
Deferred income taxes	396	460
Other liabilities	426	171
Total liabilities	**98,304**	**83,472**
Balancing item for holdings of other companies	-	2,089
Shareholders' equity:		
Ordinary shares, imputed nominal value € 1.00, 25,833,300 shares authorized, issued, and outstanding, respectively	25,833	25,833
Additional paid-in capital	67,389	67,389
Retained earnings	5,474	10,156
Accumulated other comprehensive loss	(3,367)	(7,824)
Treasury stock	-	(105)
Total shareholders' equity	**95,329**	**95,449**
Total liabilities and shareholders' equity	**193,633**	**181,010**

We refer to the following notes.

Consolidated cash flow statement (US GAAP)

(in € '000)	9-Month Report 1 October 2001- 30 June 2002	9-Month Report 1 October 2002- 30 June 2003
Cash flow from operating activities:		
Net income	4,445	4,682
Minority interest	-	1,943
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Depreciation and amortisation	3,223	4,073
Loss on disposal of fixed assets	101	42
Loss on disposal of discontinued operations	-	2,612
Change in working capital:		
Trade accounts receivable	(3,508)	9,178
Inventories	1,544	(5,976)
Prepaid expenses and other current assets	(320)	1,151
Deferred taxes	21	(573)
Trade accounts payable	1,989	146
Accrued tax expenses	(2,978)	5,085
Other accrued expenses and liabilities	2,027	(3,124)
Deferred income	274	7
Total adjustments	**2,373**	**12,621**
Net cash provided by / (used in) operating activities	**6,818**	**19,246**
Cash flow from investing activities:		
Purchase of fixed assets	(1,116)	(1,186)
Purchase of intangible assets	-	-
Increase of loans	-	(75)
Inpayment due to the sale of a subsidiary in the context of an asset deal	-	200
Inpayment due to the disposal of discontinued operations	-	1,000
Acquisition of the Japanese subsidiary, net of cash received	-	1,697
Net cash provided by / (used in) investing activities	**(1,116)**	**1,636**
Cash flow from financing activities:		
Repayments of short-term debt	-	(1,368)
Repayments of long-term debt	-	(133)
Inpayments from taking up loans from related parties	-	2,861
Increase / (decrease) in liabilities due to Treasury	(18,481)	(9,785)
(Increase) / decrease in accounts receivable due to Treasury	13,099	(1,141)
Repayments under capital lease contracts	(286)	(267)
Inpayments to additional paid-in capital	2	-
Inpayments due to sale and lease-back transactions	-	110
Purchase of treasury stock	-	(105)
Net cash provided by / (used in) financing activities	**(5,666)**	**(9,828)**
Effect of exchange rate changes on liquid assets	(460)	(964)
Net increase in cash	(424)	10,090
Cash, beginning of the reporting period	2,194	7,183
Cash, end of the reporting period	**1,770**	**17,273**
Supplemental disclosures concerning the cash flow:		
Interest paid	**2,404**	**2,034**
Income taxes paid	**933**	**2,264**

We refer to the following notes.

Consolidated statement of changes in shareholders' equity according to US GAAP

(in € '000)

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders equity
As per 30 September 2001	**19,633**	**10,048**	**2,093**	**(944)**	**-**	**30,830**
Net income			3,381			3,381
Other comprehensive loss (due to currency conversions)				(2,423)		(2,423)
Accumulated comprehensive income						958
Capital contribution from shareholders		52				52
Fictitious capital contribution from shareholders		75				75
Capital contribution from shareholders	6,200	57,214				63,414
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**-**	**95,329**
Purchase of treasury stock					(105)	(105)
Net income			4,682			4,682
Other comprehensive loss (due to currency conversions)				(4,457)		(4,457)
Accumulated comprehensive income						225
As per 30 June 2003	**25,833**	**67,389**	**10,156**	**(7,824)**	**(105)**	**95,449**

Notes on the consolidated interim financial statements

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the reporting period, ending 30 June 2003 were prepared in compliance with the US *Generally Accepted Accounting Principles* (US GAAP).

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2002 that are included in the 2001/2002 Annual Report of Carl Zeiss Meditec AG.

Expansion of the reporting entity

The reporting entity of the controlling company of the Carl Zeiss Meditec Group was expanded at the start of the current financial year with the founding of the Japanese subsidiary, Carl Zeiss Meditec Co. Ltd., Tokyo/Japan.

2. Notes on the consolidated income statement

Minority interest

The item "Minority interest" is shown in the consolidated income statement. It relates to the share of profits after taxes apportionable to the further equity holder Carl Zeiss Japan Co. Ltd. in the Japanese subsidiary Carl Zeiss Co. Ltd.

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses APB (*Accounting Principles Board*) No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in SFAS (*Statement of Financial Accounting*) No. 123 for the calculation of the remuneration expenses been applied, consolidated net income and consolidated earnings per share would have been as follows:

(in € '000)	3rd quarter FY 2001/2002	3rd quarter FY 2002/2003	9 months FY 2001/2002	9 months FY 2002/2003
Consolidated net income as posted	2,031	1,636	4,445	4,682
Stock options expenses (after tax) according to SFAS 123	0	-18	0	-97
Pro forma net income	2,031	1,618	4,445	4,585
Earnings per share (€):				
as posted	0.10	0.06	0.23	0.18
pro forma	0.10	0.06	0.23	0.18
Earnings per share allowing for the dilution effect (€):				
as posted	0.10	0.06	0.23	0.18
pro forma	0.10	0.06	0.23	0.18

Profit/loss per share

The basic earnings/(loss) per share were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128, *Earnings per share*, such that the effect of diluting securities is reflected.

Discontinued activities

As of 1 May 2003 the Company sold the dermatological and dental laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta Systems S.P.A., Milan.

In conformance with the accounting rules set forth in SFAS No. 144 *Accounting for the Impairment or Disposal of Long-Lived Assets* this disposal was identified as "Discontinued operations". The consolidated income statement was adjusted to take account of these activities. The revenue from the sale of business units is shown at the end of the income statement ("Net income from discontinued operations"). The balance sheet and corresponding notes were adjusted for the purposes of comparison. That means that the consolidated balance sheet shows assets from "discontinued operations".

The share of sales and pre-tax profits of discontinued dermatological and dental operations in the nine-month report 2003 and the past financial year are as follows:

(in € '000)	9 months FY 2001/2002	9 months FY 2002/2003
Revenues	-	4,705
Result before income taxes	**-**	**(4,181)**

3. Notes on the consolidated balance sheet

Discontinued activities

The following table shows the main assets and liabilities ensuing from discontinued operations subsequent to consolidation as of 30 June 2003 and 30 September 2002.

Balance sheet item	30 September 2002	30 June 2003
Inventories	4,112	-
Property, plant and equipment	524	-
Intangible assets	88	-
Total	**4,724**	**-**

Goodwill

Starting 1 October 2002 Carl Zeiss Meditec AG adjusted its financial records to the SFAS 142, *Goodwill and other intangible assets* on account of which scheduled amortisation may no longer be calculated on goodwill. According to this ruling, the net book value of goodwill is examined for impairment on an annual basis. Impairment is measured as the excess of net book value over the fair value. Accordingly, for the first time no scheduled depreciation of goodwill has been shown in the consolidated income statement for the current financial year 2002/2003.

According to SFAS 142, Carl Zeiss Meditec was obliged to assess whether its intangible assets and goodwill conform to the differentiation criteria on the day of first application and carry out any reclassification necessary. Carl Zeiss Meditec examined the estimated useful lives and residual book values of all intangible assets excepting goodwill and determined that no adjustment of depreciation periods was necessary.

Within the scope of the initial current value analysis, SFAS 142 requires Carl Zeiss Meditec to examine whether there are indications of an impairment of goodwill as of 1 October 2002. For this purpose, Carl Zeiss Meditec determined (1) the reporting units, (2) the respective net assets of the reporting units after the assignment of assets and liabilities including existing goodwill and intangible assets to these reporting units and (3) the fair value of the reporting units. The conclusion of this first step in the initial current value analysis by Carl Zeiss Meditec on 31 March 2003 was that there was no indication of a loss in value of goodwill in any of the Group's reporting units as of 1 October 2002.

Accordingly, no initial adjustment of the value of goodwill was necessary as of 31 March 2003. With respect to the transfer of the ophthalmic distribution activities of Asclepion-Meditec S.R.L., Milan/Italy to Carl Zeiss S.p.A., Arese/Italy, at book value within the scope of an asset deal, goodwill as shown in the consolidated balance-sheet decreased by € 1.1m which is the amount allocated to Asclepion-Meditec S.R.L.

Treasury stock

With resolution of the annual meeting of shareholders on 12 March 2003, Carl Zeiss Meditec was authorised to acquire own shares up to a value corresponding to 10% of the share capital of € 25.8m until 11 September 2004.

As of 30 June 2003 a total of 13,941 shares had been purchased at an average price of € 7.56 per share and disclosed in the balancing item "Treasury stock" under shareholders' equity.

Balancing item for holdings of other companies

The balance sheet includes a "Balancing item for holdings of other companies". These are equity capital holdings in the subsidiary Carl Zeiss Meditec Co. Ltd. that are attributable to third parties (Carl Zeiss Japan Co. Ltd.).

Warranties

The Company furnishes the buyer with a warranty for perfect functioning of the sold products for the contractually agreed period of 15 months. For this purpose, accruals were formed on the basis of the average values of warranty claims made in the past.

The following table shows the change in warranty accruals from 1 October 2002 to 30 June 2003:

	(in € '000)
As of 01 October 2002	3,537
Appropriation	1,797
Dissolution	(639)
Utilisation	(1,175)
Currency effects	(179)
As of 30 June 2003	**3,341**

4. Notes on the cash flow statement

In the first quarter of the financial year Carl Zeiss Meditec acquired a 51% holding in the shares of the Japanese Carl Zeiss Meditec Co. Ltd.

The following is a summary of the rollover of assets and liabilities assumed in the course of the acquisition.

	(in € '000)
Book value of the acquired assets	2,170
Less liabilities assumed	(1,637)
	533
Payment for acquisition of holding (51%)	(272)
Minority interest	(261)
	0

Discontinued activities

In conjunction with the sale of the dermatological and dental laser divisions, a cash payment of € 2.5m was agreed. Of this figure, € 1.0m was immediately received in cash. The remaining € 1.5m is secured by a bank guarantee in favour of Carl Zeiss Meditec and is due on 31 December 2003.

Investor relations calendar and contact

Financial calendar

- **11.12.2003** Annual financial statements 2002/2003
- **11.12.2003** Balance sheet press conference, Frankfurt a. M.
- **11.12.2003** Analysts Meeting, Frankfurt a. M
- **12.02.2004** 3-month report
- **12.02.2004** Telephone conference
- **March 2004** Annual General Meeting
- **14.05.2004** 6-month report
- **14.05.2004** Analysts Meeting, Frankfurt a. M
- **12.08.2004** 9-month report
- **12.08.2004** Telephone conference
- **15.12.2004** Annual financial statements 2003/2004
- **15.12.2004** Balance sheet press conference, Frankfurt a. M.
- **15.12.2004** Analysts Meeting, Frankfurt a. M

Imprint

Responsible:
Jens Brajer
Concept and Layout:
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Contact

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations
investors@meditec.zeiss.com

Phone.: +49 (0) 36 41 / 2 20-1 05
Fax: +49 (0) 36 41 / 2 20-1 17
www.meditec.zeiss.com/ir

Printed in Germany 08/03
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Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations
investors@meditec.zeiss.com

Phone.: +49 (0) 36 41 / 2 20-1 05
Fax: +49 (0) 36 41 / 2 20-1 17
www.meditec.zeiss.com/ir

9-Month Report 2002/2003

CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 37 -



9 months: Sales significantly grow despite foreign currency effects - EBIT margin in core business >10%.

CARL ZEISS MEDITEC

Milestones of the first nine months of the FY 2002/2003

- Market position further expanded: Sales: +22.9% over previous year to € 175.9m (+37.0% to 196.0m on constant currency basis)
- EBIT adjusted by Aesthetic and Dental activities increases to € 19.3m (prev. year: € 9.6m) - EBIT margin of core business (Vision) thus at 10.9%
- Consolidated net income from continuing activities (Vision) at € 7.8m (prev. year: € 4.4m)
- Consolidated net income from discontinued activities (Aesthetic and Dental) at € -3.1m, QIII share thereof € -0.6m
- Cash and cash equivalents grow by 140.5% to € 17.3m (30.09.02: € 7.2m)
- Receivables have been significantly reduced to € 28.7m (30.09.02: € 40.2m)
- Operative cash flow grows from € 6.8m to € 19.2m (+182.3%)
- Equity ratio improves to 52.7% (30.09.02: 49.2%)

Disposal of loss-making Aesthetic and Dental peripheral units boosts future profitability.

CARL ZEISS MEDITEC



Cons. net income (in €m)
4.4
7.8
0
-3.1
4.4
4.7
Net income from continuing activities (core business)
Net income from discontinued activities (Aesthetic and Dental)*
Net income
9 months FY 2001/2002
9 monts FY 2002/2003

* *Effect on net result in QIII: € -0.6m*

Sales increase significantly in the core ophthalmic business.

CARL ZEISS MEDITEC

Sales by business segment in the first nine months 2002/2003



Service
Vision
13.7
(9.6%)
129.4
(90.4%)
17.4
(9.9%)
158.5
(90.1%)
19.5
(10.0%)
176.4
(90.0%)
9 months 2001/2002
9 months 2002/2003
9 months 2002/2003 (based constant currency compared to the previous year)

Sales figures in € million.

Clearly improved sales in Europe and Asia - USA remains region with the highest sales.

CARL ZEISS MEDITEC

Sales by region in the first nine months 2002/2003



Asia/Pacific
Americas
Europe (w/o Germany)
Germany
24.8
(17.3%)
83.6
(58.4%)
22.9
(16,0%)
11.8 (8.3%)
38.9
(22.1%)
91.1
(51.7%)
32.7
(18.6%)
13.3 (7.6%)
42.3
(21.6%)
107.6
(54.9%)
32.7
(16.7%)
13.3 (6.8%)
9 months 2001/2002
9 months 2002/2003
9 months 2002/2003 (based on constant currency compared to previous year)

Sales figures in € million.

Important balance sheet ratios reflect excellent balance sheet structure.

CARL ZEISS MEDITEC

Consolidated balance sheet (US-GAAP)

	30.9.2002	30.06.2003	
Equity ratio	49.2%	52.7%	Equity capital increased slightly, balance sheet total decreases by disposal of Aesthetic and Dental, reduction in trade accounts receivable and foreign currency exchange effects
Debt-to-net-worth ratio	1.03	0.87	Minor external debt - payment of accounts payable
Working capital	€ 60.3m	€ 69.8m	Further increase in cash

Focussing on core business further improves growth opportunities.

CARL ZEISS MEDITEC

Strategic focus: new technologies for even more precision and efficiency in diagnosis and treatment

- Introduction of intelligently networked diagnostic and treatment devices including data management and new forms of data assessment
- Necessary combination of high innovative devices and consumables
- Further development of diagnostic systems for early detection of eye ailments.

Carl Zeiss Meditec - excellently positioned in an attractive growth market.

CARL ZEISS MEDITEC

- Stable growth business and strong brand
- Excellent financial position
- Growth in sales to exceed market growth (CAGR: 7% p.a.) - sales are to be doubled in the next five years on the basis of a master plan; profitability is to be increased well into double-digit range
- Innovations will remain the principal motor for further growth - a broad technology portfolio provides the basis for this
- Capital increase to finance growth options and to increase free float to be carried out this autumn

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec revolutionises correction of vision defects

Medical technology company presents device for highly individualised treatment of vision defects at specialist trade fair and offers range of interesting events for physicians, scientists and general public

Jena, 8 September 2003 – Carl Zeiss Meditec AG is to present its new CRS-Master™ and other new product developments at the most important European congress for operating eye surgeons, the ESCRS, to be held from 6 to 10 September 2003 in Munich. The CRS-Master™ intelligently connects the MEL 80™ treatment laser to a high-end diagnostic system with a hitherto unrivalled degree of precision. The result sets new standards: treatment is even safer and for the first time it can be individually tailored to the needs of each patient. A further new product to be launched on the European market is the Humphrey® Matrix™ perimeter used for the early diagnosis and monitoring of glaucoma. Working together with an FDA-approved reference database, the STRATUSOCT™ provides an unprecedented degree of precision in the section views of the retina it generates. The VISUCAM C is the company's newly developed digital camera for depicting the fundus of the eye, ensuring fast diagnosis and early recognition.

"We will be endeavouring to launch one new product per year and per main field of application - vision defects, glaucoma, cataracts and retinal disorders", says Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, "Our aim is to use innovative technologies to expand and link up the various application possibilities. The CRS-Master™ is a good example here: it can be used both for the diagnosis of vision defects and their treatment."

Press Release

ZEISS CARL ZEISS MEDITEC

During the congress ophthalmologists will be able to observe an eye operation performed live using the MEL 80™ laser . At the "Carl Zeiss Wavefront Symposium" scientists and physicians will have the opportunity to compare notes on the latest findings in the field of wavefront technology, used for the detection of the smallest of vision defects. A further event, the Ophthalmology Forum, is aimed at a more general audience. Here, the latest trends in science, technology and on the growth ophthalmology market are presented and discussed.

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Press Release

ZEISS CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (ISIN: DE0005313704) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor Relations
Jens Brajer/Director Investor Relations
Göschwitzer Strasse 51 -52
07745 Jena
Telephone: +49 (0) 36 41 -2 20 -1 05
Telefax: +49 (0) 36 41 -2 20 -1 17
E-Mail: j.brajer@meditec.zeiss.com

Public Relations
Kerstin Nössig
Göschwitzer Strasse 51 -52
07745 Jena
Telephone: +49 (0) 36 41 -2 20 -3 35
Telefax: +49 (0) 36 41 -2 20 -2 82
E-Mail: k.noessig r@meditec.zeiss.com

Web: http://www.meditec.zeiss.com

Press Release

Carl Zeiss Meditec AG Capital increase by up to ten per cent

-NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN-

Exclusion of shareholders' subscription rights in accordance with § 186 III 4 of the German Stock Corporation Act - Increase of free float targeted

(18 September 2003) With the agreement of the Supervisory Board, the Management Board of Carl Zeiss Meditec AG decided today to increase the company's share capital, excluding shareholders' subscription rights. The capital increase is to be carried out against cash contributions and with partial utilisation of the authorised capital.

A total of 2,583,329 new bearer shares are to be issued in a public offering in Germany and a private international placement (no placement in the USA, Canada and Japan), using an accelerated bookbuilding. This will see the share capital of Carl Zeiss Meditec AG rise by EUR 2,583,329 from EUR 25,833,300 to EUR 28,416,629. Lead manager of this transaction is Commerzbank.

In order to increase the free float as announced, the Carl Zeiss Group is accepting a dilution of its stake in Carl Zeiss Meditec and will not be applying for any shares in the capital increase. A greenshoe of 400,000 shares is being made available from the shares owned by the Carl Zeiss Group.

The Carl Zeiss Group has also signed a market-protection agreement with Commerzbank. This obliges the Group to sell Carl Zeiss Meditec AG shares only with the agreement of Commerzbank over the next six months

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Göschwitzer Str. 51-52, D-07745 Jena, Telefon +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com.

Explanatory text

About Carl Zeiss Meditec

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Legal notes

This announcement is made purely for information purposes and does not represent an offer or an invitation to submit an offer for the purchase of shares in Carl Zeiss Meditec AG, or a promotion of a share offer.

The distribution of this announcement and the offer and sale of Carl Zeiss Meditec AG shares may be restricted in certain jurisdictions. Persons receiving or reading this announcement should inform themselves with regard to these restrictions and observe them.

This announcement does not represent an offer, or an invitation to submit an offer for the purchase of shares in Carl Zeiss Meditec AG, or promotion of a share offer in the USA. The offer and the sale of Carl Zeiss Meditec AG shares have not been, and will not be, registered in accordance with the U.S. Securities Act of 1933 in its current version, and, in accordance with the U.S. Securities Act, they may not be offered or sold without registration or exemption from the registration requirements.

Carl Zeiss Meditec: Leading supplier of ophthalmic systems to increase share capital by up to ten per cent

Placement of shares with institutional investors in Europe - Funds to be used to accelerate further growth - Free float share to rise to 26 percent

(Jena, 18 September 2003) Management Board and Supervisory Board of the leading supplier of ophthalmic devices and systems Carl Zeiss Meditec AG (German Stock Exchange: Prime Standard) today decided to increase the company's share capital by up to ten percent. For this purpose, about 2.6 million new shares are to be issued from the existing authorised capital. Shareholders' subscription rights are excluded on the basis of the German Stock Corporation Act; the capital increase is to be effected against cash contributions.

The shares are to be offered to institutional investors in Europe through accelerated bookbuilding. Lead manager of this transaction is Commerzbank.

"The course of the financial year to date has shown that Carl Zeiss Meditec is highly successful, in spite of adverse economic conditions. The planned capital increase will give us maximum flexibility, enabling us to accelerate our successful growth even more," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec.

A successful placement will see the share capital of Carl Zeiss Meditec rise from its current level of EUR 25.8 million to EUR 28.4 million. In order to increase the free float as announced, the Carl Zeiss Group is accepting a dilution of its stake in Carl Zeiss Meditec and will not be applying for shares in the capital

increase. Thus, the free float will increase from its current 19 percent to 26 percent.

A greenshoe of 400,000 shares is being made available from the shares held by the Carl Zeiss Group. The greenshoe can be placed additionally, if the investors' demand allows for it.

The Carl Zeiss Group has also signed a market-protection agreement with Commerzbank. This obliges the Group to sell Carl Zeiss Meditec AG shares only with the agreement of Commerzbank over the next six months.

Carl Zeiss Meditec: Capital increase successfully concluded

-NOT FOR DISTRIBUTION IN THE USA, CANADA AND JAPAN-

Subscription price of EUR 9.70 - Free float increased to about 26 per cent

In a public offer in Germany and a private international placement (no placement in the USA, Canada and Japan), a total of 2,583,329 Carl Zeiss Meditec AG shares were placed today within a few hours. The order book was oversubscribed by more than two times. The shares stem from a capital increase in which subscription rights were excluded; they were placed at a subscription price of EUR 9.70 by Commerzbank (lead manager and bookrunner) and Bankhaus Sal. Oppenheim (Co-Manager) using an accelerated bookbuilding. The total value of the transaction was about EUR 25 million.

The increased share capital of Carl Zeiss Meditec is now EUR 28,416,629. In order to increase the free float, Carl Zeiss Group, the majority shareholder of the company, accepted a dilution of its stake and did not subscribe to any shares in the transaction. The Carl Zeiss Meditec free float has now therefore risen to about 26 percent. Furthermore, a greenshoe of 400,000 shares is being made available from the shares held by the Carl Zeiss Group.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Str. 51 -52, D-07745 Jena,
Phone +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-Mail: investors@meditec.zeiss.com.

Explanatory text

About Carl Zeiss Meditec

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Legal notes

This announcement is made purely for information purposes and does not represent an offer or an invitation to submit an offer for the purchase of shares in Carl Zeiss Meditec AG, or a promotion of a share offer.

The distribution of this announcement and the offer and sale of Carl Zeiss Meditec AG shares may be restricted in certain jurisdictions. Persons receiving or reading this announcement should inform themselves with regard to these restrictions and observe them.

This announcement does not represent an offer, or an invitation to submit an offer for the purchase of shares in Carl Zeiss Meditec AG, or promotion of a share offer in the USA. The offer and the sale of Carl Zeiss Meditec AG shares have not been, and will not be, registered in accordance with the U.S.

Securities Act of 1933 in its current version, and, in accordance with the U.S. Securities Act, they may not be offered or sold without registration or exemption from the registration requirements.

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Capital increase 2.5 times oversubscribed

2.6 million shares placed with institutional investors in Europe within a few hours – subscription price: 9.70 euro – 2.5 times oversubscribed – free float increases to 26 per cent

(Jena, 19 September 2003) The leading supplier of ophthalmic devices and systems, Carl Zeiss Meditec AG, yesterday successfully completed its much-heralded capital increase. Within only a few hours about 2.6 million new shares of Carl Zeiss Meditec AG - listed in the Prime Standard at the Deutsche Börse - were placed with institutional investors in Europe. The shares were strongly oversubscribed. The new shares emanate from a 10 per cent capital increase, from which the subscription right of shareholders was excluded. The shares were placed by the Commerzbank and Bankhaus Sal. Oppenheim through accelerated bookbuilding at a subscription price of 9.70 euro. The cash inflow for Carl Zeiss Meditec amounts to about 25 million euro.

"We are extremely delighted that we have been able to inspire the confidence of many renowned investors in our company and our strategy", declared Ulrich Krauss, President and CEO of Carl Zeiss Meditec. "The successful placement of our shares is clear evidence that the combination of growth and asset value has aroused considerable interest. In future, the basis for our success will be – as in the past – our strong technological position and our strong innovation power, as well as our global presence. The funds now available will expand our financial scope for exploring further growth options," continued Krauss.

Pressemitteilung

The increased share capital of Carl Zeiss Meditec now amounts to 28.4m euros. In order to increase the free float, the Carl Zeiss Group as the company's principal shareholder had accepted a dilution of its stake and did not apply for shares in this transaction. The free float has thus increased from 19 to 26 per cent. In addition, the Carl Zeiss Group is making a greenshoe of 400,000 shares available from its shareholdings.

With this transaction Carl Zeiss Meditec AG and the Carl Zeiss Group have – as announced – achieved two major goals: underpinning of the growth plans of Carl Zeiss Meditec and a boost to attractiveness of Carl Zeiss Meditec shares. "It has taken us closer to our strategic goal of inclusion in a stock exchange index – in an environment where there are few comparable transactions," said Bernd Hirsch, CFO of Carl Zeiss Meditec AG.

CARL ZEISS MEDITEC

Brief profile

Carl Zeiss Meditec AG (German securities ID No. DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact person:

Investor Relations
Jens Brajer/Director Investor Relations
Göschwitzer Strasse 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Telefax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Greenshoe option exercised

400,000 shares from the holding of the Carl Zeiss Group placed in addition to the capital increase - option exercised only two weeks after capital increase

(Jena, 9 October 2003) Only two weeks after the extremely successful capital increase by Carl Zeiss Meditec AG, the leading supplier of ophthalmic devices and systems, the greenshoe option as granted by the Carl Zeiss Group was exercised yesterday. This means that in addition to the approx. 2.6 million new Meditec shares a further 400,000 shares from the holding of the Carl Zeiss Group have been placed with institutional investors.

The reason for the expedited exercise of the option - a period of four weeks was originally proposed - is the sustained strong demand for shares of Carl Zeiss Meditec, that is admitted to the Prime Standard at the German Stock Exchange.

"We are very pleased that Carl Zeiss Meditec AG which combines growth and asset value has met with a strong response from the investing public and take this as an approval of our strategy," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec.

In less than four hours on 18 September about 2.6 million new and heavily oversubscribed Meditec shares were sold to institutional European investors. The shares emanated from a 10% capital increase, from which the subscription right of shareholders was excluded. They were sold at a subscription price of EUR 9.70 by way of an accelerated bookbuilding.

Press Release

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG has also had its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Philip Staehler/ Director Marketing
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 3 32
E-mail: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec wins award for successful growth

Carl Zeiss Meditec one of the 50 fastest growing technology companies in Germany – Company presented with Deloitte & Touche *"Technology Fast 50"* award

(Jena, 20 October 2003) Carl Zeiss Meditec AG, the leading provider of ophthalmic systems, is one of the 50 most successful and fastest growing technology companies in Germany. The company, which is listed at the Prime Standard on the Deutsche Börse, was awarded for its 17th position in the "Technology Fast 50" competition organised by Deloitte & Touche last week in Düsseldorf.

For several years now the auditors Deloitte & Touche have been presenting awards to the 50 fastest growing companies in numerous countries in their "Technology Fast 50" competition. The awards serve to honour the exceptional entrepreneurial achievements of high-growth companies in the technology sectors of life sciences, communication and IT.

"This award for being a successful, high-growth company is yet further proof of our success to date and is the result of the efforts of our well-motivated team. Which is why we would like to express our gratitude to all our employees," said Ulrich Krauss, Chairman of the Board of Carl Zeiss Meditec AG. "Our strong technology position will continue to be the basis of our success in the future, as will our high degree of innovation, our global presence and our customer orientation. The capital increase which was recently concluded is opening up further prospects for us to take advantage of growth opportunities."

The first "Technology Fast 50" competition was organised in the USA in 1995. The programme has been continually expanded

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ever since as a result of the great interest and the large number of participants and is currently held in eleven countries.

Since 1997 regional "Technology Fast 500" awards have also been presented alongside the national "Technology Fast 50". The purpose of the regional "Technology Fast 500" awards is to honour the 500 fastest growing companies within a particular region (North America, Europe and Asia/Pacific). In the USA and other countries a "Technology Fast 50" or "Fast 500" award has come to be regarded as a quality stamp and a recognised competition factor for corporate success.

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Philip Staehler/ Director Marketing
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 31
Fax: +49 (0) 36 41 - 2 20 - 3 32
E-mail: p.staehler@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec simplifies visual field analyses

With new Glaucoma Progression Analysis™ Software for the Humphrey® Field Analyzer - New Software - Created Through Years Of Research For The Landmark Early Manifest Glaucoma Trial (EMGT) - Now Available To Practitioners

DUBLIN, California (October 29, 2003) - As a significant advancement in glaucoma management, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704), a leading supplier of ophthalmic devices and systems, announces the availability of Humphrey® Glaucoma Progression Analysis™ (GPA™) software as an upgrade for the Humphrey® Field Analyzer (HFA) II and II-*i* instruments. Humphrey® GPA™ software is designed to differentiate true glaucoma progression from random variability in visual field testing. The new software applies knowledge gained from a multi-center clinical trial, in which the actual test-retest variability of hundreds of glaucoma patients was measured. By accurately and objectively identifying or ruling out progressive visual field loss in glaucoma patients, the Humphrey® GPA™ software represents an important step towards meeting the company's strategic goal of providing software solutions that help practitioners with diagnoses, allowing them to make better treatment decisions.

"Visual inspection of serial visual field printouts to determine progression has always been a difficult and inexact art. Harnessing statistical analysis, as the Humphrey® Glaucoma Progression Analysis™ software does, adds a welcome objectivity to clinical decision making," said Richard Mills, MD, of Glaucoma Consultants Northwest in Seattle, Washington.

Press Release

Rather than requiring a practitioner to manually compare results or interpret symbols to make a determination of glaucoma progression, the Humphrey® GPA™ software provides automatic, plain language interpretation of test results. When significant degradation is seen in three or more points on two consecutive follow-up tests, the software interprets the patterns and automatically alerts the practitioner to "Possible Progression;" a significant change from baseline in the same points in three consecutive follow-up tests alerts to "Likely Progression."

The Humphrey® GPA™ software utilizes Pattern Deviation plots from SITA Standard and SITA Fast exams to correct for developing cataracts and pupil effects. The software also enables the comparison of new SITA follow-up tests with baseline Full Threshold results previously stored on the HFAs, providing progression analysis capability over the life of the system and an easy transition for HFA I owners performing Full Threshold exams.

The technology used in the Humphrey® GPA™ software was developed by the scientists that led the landmark Early Manifest Glaucoma Trial (EMGT). They developed new mathematical methods to calculate the variability in patient test taking and the resulting algorithm has been validated manually using additional confirmatory methods. By incorporating the Humphrey® GPA™ software into their practice, doctors and their patients can now benefit from the same algorithms and progression criteria to better manage glaucoma.

Assessing glaucoma progression and determining the rate of progression are critical components of the preferred practice guidelines recommended by the Association of International Glaucoma Societies (AIGS), the European Glaucoma Society (EGS) and the American Academy of Ophthalmology (AAO).

CARL ZEISS MEDITEC

Profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers. Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders.

The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers and light as embodied in its leading-edge MEL-80™ refractive laser and eye-scanning Stratus OCT™ optical coherence tomographer.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Limited). The rapidly aging global population and other trends are expected to grow the ophthalmic market through 2100, and the company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

Contact:

Carl Zeiss Meditec Inc.
Travis Lindsay,
Director of Marketing
5160 Hacienda Drive
Dublin, CA, 94568, USA
Phone: +1 (925) 557-4699
Fax: +1 (925) 557-4675
Email: t.lindsay@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Carl Zeiss Meditec AG
Jens Brajer,
Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany
Phone: +49 36 41 - 2 20 - 1 05
Fax: +49 36 41 - 2 20 - 1 17
Email: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

FischerHealth Communications
Crystal Cienfuegos
Phone: +1 (310) 577-7870
Email: ccienfuegos@fischerhealth.com

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec – new equipment system for diagnosis of widespread eye diseases ailments

All-round VISUCAM[lite] provides increased efficiency for eye examinations and rounds off product range

(Jena, 20 November 2003) At the start of the new financial year Carl Zeiss Meditec AG has launched VISUCAM[lite] in good time for the Conference of the American Academy of Ophthalmology, the major congress in the field of ophthalmology. This special digital camera permits eye specialists to capture images of the fundus of the eye and compare them. These images form a basis for the correct diagnosis of eye diseases and monitoring of the success of a therapy, for example in the case of age-related damage to the retina that may result in blindness. "With this device we continue to pursue our strategy of providing eye specialists with innovative systems for maintaining vision. It serves to simplify complicated examinations and expand the application. Due to its ability to show up vessels with a contrast agent (fluorescence angiography), VISUCAM[lite] will enable us to develop a new market segment. Even the most minute pathological vessel structures become visible in a form that is beyond the capabilities of any of our competitors' devices," emphasises Ulrich Krauss, CEO of Carl Zeiss Meditec AG.

VISUCAM[lite] has a further distinct advantage that makes the examination more bearable for the patient and saves the specialist's time: If the normally required dilation of the pupil with medication is a problem (e.g. for drivers), colour images of the fundus of the eye can also be prepared with the aid of integrated infrared beams.

Press Release

CARL ZEISS MEDITEC

The latest addition to the successful VISUCAM family is a proven digital camera that is a true standalone system with new software. This means that the taking, evaluation and optimisation of pictures, as well as comparison with earlier pictures, is possible at one and the same workstation. At the same time, simple integration guarantees easy image transfer and optimised workflows in the entire practice network. The bottom line is simpler examinations for the patient and increased efficiency for the specialist.

Press Release

ZEISS CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Kerstin Noessig / Marketing
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 3 32
E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer / Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release



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Obligatory disclosures in accordance with § 21 para. 2 WpHG (German Securities Trading Act)

Announcement dated 11 November 2003
Carl Zeiss Meditec AG
Notice pursuant to Article 21 para. 1 WpHG

Ladies and Gentlemen,

We herewith notify you pursuant to Art. 21 para. 1 WpHG that on 25 September 2003 the portion of the voting rights in Carl Zeiss Meditec held by Carl Zeiss-Beteiligungs GmbH, Carl-Zeiss-Strasse 22, 73447 Oberkochen/Germany, fell below the threshold of 75% and has stood since then at 73.08%. 39.23% of these voting rights are attributable to us in accordance with Art. 22 para. 2 WpHG.

Yours sincerely,

Carl Zeiss-Beteiligungs GmbH
Oberkochen, 11 November 2003

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ZEISS CARL ZEISS MEDITEC

Market confirms Carl Zeiss Meditec's leading position in field of ophthalmology

Record levels of orders received - 40% over last year's figures at leading ophthalmology meeting in the USA

(Jena, 26.11.2003) Carl Zeiss Meditec has received resounding confirmation of its leading position as an ophthalmic solutions provider. This was clearly demonstrated by the results of the AAO (American Academy of Ophthalmology), the most important ophthalmology congress in the world, which just ended. Orders were nearly 40% higher than last year. A key reason for the success was the company's new exhibit approach allowing attendees to clearly understand and experience the company's product offering and strategy.

Ulrich Krauss, President and CEO, is upbeat about Carl Zeiss Meditec's performance: "Our new exhibition approach and our new products were a major success at the AAO. Carl Zeiss Meditec has impressively shown that our strategy of developing intelligent ophthalmic solutions based on innovative technologies will ensure that we remain the market leader into the future. Our customers' extremely positive reaction during the AAO represents an excellent basis for tackling further highly promising projects," said Krauss evaluating the company's success at the trade fair.

The main focus at this year's event in Anaheim/California was on the company's numerous new products. Carl Zeiss Meditec unveiled such milestones in the field of refractive surgery as the CRS-Master™. This combines diagnosis and laser therapy for the high-precision and customised correction of vision defects.

The company is expanding the application of the technology used in its very successful Stratus OCT™, known as optical coherence tomography. Presentations were made showing the ability to image and measure the

Press Release

anterior chamber of the eye using a prototype device. Cross sectional images of the cornea and the anterior chamber are expected to be key enablers for improving the safety of eye surgery for remedying vision defects, and furthermore for secure positioning of special intraocular lenses (IOL's) in the highly sensitive structures of the eye.

Another technology highlight at the AAO was the PreView PHP diagnostic instrument which can be used to obtain exact measurements of the retina functions. Retinal disorders such as age-related macular degeneration (AMD) increase perceptibly from the age of 50. Detecting the wet agerelated macular degeneration at an early stage allows treatment using specially adapted therapy stages, which can slow progression of the disease. Indications are that these findings will be corroborated by a study which is being carried out on the PreView PHP.

For the early detection and treatment of glaucoma, the most common cause of blindness in industrialised countries, Carl Zeiss Meditec recently presented its new Humphrey® Glaucoma Progression Analysis™ (GPA™) software, an objective diagnostic tool for reliably charting the glaucoma progression. Leading specialists confirmed at a seminar held during the congress that both elements of structure and function were necessary in order to properly diagnose and manage glaucoma. With the OCT optical coherence tomography and its GPA™ perimetry software, Carl Zeiss Meditec is the only provider offering both technologies, meaning that it is best positioned in the market.

ZEISS CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (German securities ID No. 531 370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: the four main applications of the eye: refraction, cataract, glaucoma and retinal disorders. In addition, innovative laser systems for aesthetic applications and dentistry round off the product spectrum.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec Inc. (formerly Humphrey Systems) in Dublin, California. Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Kerstin Noessig
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 – 2 82
E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Deutsches Eigenkapitalforum Frankfurt am Main
26 November 2003

ZEISS CARL ZEISS MEDITEC



EXHIBIT C
- Ref. # 49 -

Cataract is still the most common cause of blindness in the world. It occurs at an ever growing rate with increasing age, and every individual could potentially be affected.

Glaucoma is the most common cause of blindness in industrialised countries. Its progress can be suppressed, but not cured.

Retinal disorders can result in loss of vision. One possible cause is the rapid increase in diabetes-related diseases. The progress of retinal disorders can be suppressed, but not cured.

Innovative diagnostic and treatment methods plus the early detection of disorders are of interest to all of us.

Mission - Vision - Targets.

CARL ZEISS MEDITEC

Our Mission

Based on our leading position in science and optics we develop and market clinical systems for maintaining and improving people's eyesight. Our products and services secure outstanding added value for our customers and real advantages for society.

Our Vision

We firmly believe that every individual has the right to sight.
At Carl Zeiss Meditec, we are committed to making perfect vision a possibility for everyone.

Our Goals

- *To double sales within the next five years*
- *To maintain the EBIT margin at a stable double-digit value*

Contents

Carl Zeiss Meditec - successful in the growth market of ophthalmology.

- Strong position in the growth ophthalmic market and global leader in ophthalmic systems
- Clearly focussed on core ophthalmic business
- Strong IP position: more than 500 patents
- Strong innovative power - four new products per year
- Global access to customers via powerful sales force
- "Zeiss" as a prestigious global brand
- Adopted expansion strategy supported by further growth opportunities
- Significant improvement of sales and profits in the first 9 months of the current FY:
  - Sales at € 175.9m despite exchange rate effects (+22.9%); based on constant exchange rates, sales would have been at € 196.0m (+37.0%)
  - Focus on core business raises operative profitability: EBIT from continuing activities at € 19.3m (+100.6%) after 9 months
  - Strong operative cash flow: € 19.3m, equity ratio at 52.7%

Global presence - clear structures.

CARL ZEISS MEDITEC

Subsidiaries in the three most important markets of the world – strong sales network of Zeiss Group in all other countries: about 40 sales companies and 100+ foreign agencies.



Production, Sales, Service, R&D
~470 employees
Production, Sales, Service, R&D
~290 employees
Sales, Service
~40 employees
Headquarters
Subsidiaries
Zeiss Group's sales network

Carl Zeiss Meditec – focussed on ophthalmology.

CARL ZEISS MEDITEC

Parts of the eye

Field of application in the eye



Cornea
Lens
Vitreous
Retina
Refraction
Cataract
Glaucoma
Retina

Innovative high-tech-products.


Field of application in the eye
Refraction
Cataract
Glaucoma
Retina
MEL 80™
IOLMaster®
HFA II-*i*
VISULAS™
WASCA
CRS-Master
CRS-Master™
VISULAS™
STRATUSOCT™
Funduskamera

Total number of Carl Zeiss Meditec products: 65

New trends in ophthalmology stimulate new applications.

CARL ZEISS MEDITEC

Fields of application	**Glaucoma**	**Retina**	**Refractive**	**Cataract**
Trends	**Preservation of vision**		**Measurable improvement to quality of vision**	
Applications	Highly developed screening, diagnostics and treatment systems for: • early detection • efficient treatment • monitoring		Refractive correction systems and solutions for individualised and customised vision correction	
	Innovative implants and devices for surgery			

Key technologies and Carl Zeiss Meditec's position.

CARL ZEISS MEDITEC

Key technology		Carl Zeiss Meditec
Optical coherence tomography for the anterior and posterior sections of the eye	→	Global leader in OCT (STRATUSOCT)
Wavefront diagnosis for aberrometry and "perfect vision" diagnostics	→	Technological improvement based on existing wavefront diagnostic systems
Intelligent system software for treatment and early detection systems	→	Highly developed systems using software-based diagnostic support and treatment planning
Highly developed laser systems	→	MEL 80 refractive laser, basic development of fs laser, portfolio of lasers for the treatment of retinal and post-cataract syndromes
Implants (IOL, retina)	→	Not (yet) addressed
Integrated software, networked systems, connectivity to enhance efficiency and effectiveness	→	• Networking of systems (VISUPAC) starting • Integrated systems with intelligent software • Further improvement of network ability • Creation of unified interfaces

Innovative products and focus on core business improving sales and income - current FY targets have been achieved.

CARL ZEISS MEDITEC

Sales


+23%
143,1
175,9
9 months FY 2001/2002
9 months FY 2002/2003


+37%
143.1
196.0
9 months FY 2001/2002
9 months FY 2002/2003

(On the basis of constant exchange rates)

EBIT from continuing operations


+101%
9.6
19.3
9 months FY 2001/2002
9 months FY 2002/2003

All figures in € million

Four trends secure sustainable market growth.

Demographics	Decrease in the illiteracy	Advancements in medical technology	Growing expenditure on health care
• World population growing rapidly and ageing ever more quickly - resulting in increasing demand for eye treatment	• Eye glasses and contact lenses as "necessary evils" • Growing number of people suffering from nearsightedness (myopics)	• New devices enable new treatments • New treatment methods for known disorders • Early recognition of disorders improve treatment results and maintain eyesight • Customers expect networked systems and links between diagnosis and treatment	**Developing countries:** • ophthalmic disorders as an economic problem - increasing number of patients **Industrial countries:** • Demand for advanced treatment methods • Wellness/lifestyle Trends toward privately-funded surgery • Increased health care spending forcing greater efficiency

CAGR 2002-2008e for ophthalmic systems market: 10%

Sources: UN World Population Trends 2002, US National Eye Institute 2002, Theta Reports 2002, Millennium Research Group 2002, MarketScope Reports 2002 et al.

Ophthalmic market offers three strategic options for Carl Zeiss Meditec's further expansion.

CARL ZEISS MEDITEC



14.400
5.400
5.200
1.400
600
1.700
Step 1: Current market
Step 2: Not yet addressed
Step 3: Accessible, not yet addressed
2002
Pharmaceuticals
Contact lenses
Ophthalmic systems
IOL/consumables
Total ophthalmic market
29%
10%*
6%
8%
16%**
10%
10%
11%
Market share 2002
CZ Meditec
Topcon
VisX
B & L
Nidek
Alcon
Others
Surgical microscopes, phaco machines
Proprietary IOL/ consumables
Strategic options for further expansion
* Examples: Lasersight, STAAR Medical, OIS, Lumenis

*Market volume in €m; **Basis: pro forma consolidated sales for the FY 2001/2002 excluding Aesthetic and Dental*

Planned use of resources within the scope of the implemented expansion strategy (I).

CARL ZEISS MEDITEC

Projects	
Software solutions	• Data management and networking • New software-based diagnostic and evaluation methods • Monitoring
Innovation and technology leverage	Improved diagnosis by improvement of OCT technology
	New diagnostic systems based on wavefront technology for customised vision correction and manufacturing of individual eye glasses
	Enhancement of the fundus imaging business (devices, networking, archiving, evaluation)
	Development of a system for the individualised adjustment of IOL (so called *Light Adjustable Lenses*)
	fs laser technology

Planned use of resources within the scope of the implemented expansion strategy (II).

CARL ZEISS MEDITEC

Projects	
Closing of product line gaps	• Multi-wavelength Laser • Low-end diagnostic devices for early detection of glaucoma (perimetry) • Diagnostic devices for early detection of age-related macula degeneration (AMD)
Further increase of market penetration	Market development in developing countries (e.g. Vision 20/20, training programmes) through support for training centres
	Efficiency increase in sales activities

Sales to be doubled in the next five years on the basis of the projects presented.

CARL ZEISS MEDITEC



Sales in 2002/2003(e)
Sales in 2007/2008(e)
230-240
[176]*
Software solutions, innovation and technology leverage, closing product line gaps, further increase of market penetration
Minimum 50
(External growth)
450
(Internal growth)

* [...] nine-month period of the 2002/2003 FY; all figures in €m.

Carl Zeiss Meditec – many reasons to invest.

CARL ZEISS MEDITEC

- Own growth targets for the FY 2002/2003 achieved.
- Sound financial structure.
- Through organic growth we aim to double our sales within the next five years; the EBIT margin will raise to a stable double-digit value.
- Ophthalmic market has posted double-digit growth rates and offers excellent growth perspectives.
- Innovative power and technology portfolio to secure improvement of market position.
- A highly fragmented technology market offers excellent opportunities for Carl Zeiss Meditec as the global leader to acquire innovations and new technologies.
- The strong and experienced management team is committed to success.

Carl Zeiss Meditec shares gain substantially in value.

CARL ZEISS MEDITEC

MarketCap (21.11.2003): € 352 Mio.



1.10.2001
1.10.2002
21.11.2003
200%
150%
100%
50%
0%
+100%
-34%
-30%
Carl Zeiss Meditec AG
Dax
TecDax

In the course of their lives, everybody will suffer from an eye disorder.
2 out of 3 patients will be examined or treated with a device made by Carl Zeiss Meditec AG.



Thank you for your attention.

Declaration by the Management and Supervisory Boards of Carl Zeiss Meditec AG on the German Corporate Governance Code in accordance with Art. 161 *AktG* (Stock Corporation Act)

Pursuant to Art. 161 *AktG* the Management and Supervisory Boards of Carl Zeiss Meditec AG are obliged to submit an annual declaration that the recommendations of the *Government Commission on the German Corporate Governance Code* have been complied with. This declaration must be made permanently accessible to shareholders.

The Management Board and Supervisory Board declare herewith

that since its last declaration of 6 December 2002, Carl Zeiss Meditec AG has applied the recommendations of the *"Government Commission on the German Governance Code"* in the version dated 26 February 2002 without limitation. The Management and Supervisory Boards furthermore declare that Carl Zeiss Meditec AG observes and will continue to observe the recommendations of the Code in the version dated 21 May 2003. Merely the following recommendation is applied in a qualified form.

Art. 4.2.4:

In the notes to the consolidated financial statements, remuneration paid to members of the Management Board shall be shown divided into fixed allowances, profit-orientated components and components with long-term incentive effect. The figures shall be shown for each director individually.

Payments received by the Management Board are shown as a total in the notes to the consolidated financial statements for the financial year 2002/2003. The Management and Supervisory Boards will examine the possibility of an individualised declaration in future.

Jena, 8 December 2003

For the Supervisory Board
Dr. Michael Kaschke

For the Management Board
Ulrich Krauss

Financial statements of
Carl Zeiss Meditec AG, Jena (HGB)
2002/2003

EXHIBIT C
- Ref. # 51 -

CARL ZEISS MEDITEC

Management Report

Executive summary

For Carl Zeiss Meditec AG, Jena, ("Carl Zeiss Meditec" or the "Company") the financial year 2002/2003 was for the most part marked by the rapid and successful conclusion of the integration process following the previous year's merger and by the successful capital increase in September 2003.

In addition, in the past financial year Carl Zeiss Meditec completed its programme of strategic focusing on its core business in the field of ophthalmology. With effect from 1 May 2003 the peripheral activities in the dermatological and dental laser sector that had been transferred to the Company in the course of the merger were sold to the Italian companies EL.EN S.P.A., Florence, Italy, and Quanta System S.P.A., Milan, Italy.

Furthermore, there has been a significant streamlining and strategic optimisation of the Group structure. Consequently, the restructuring of the subsidiaries resulting from the merger in the United Kingdom, Italy and USA has now been completed. US operations were assumed by Carl Zeiss Meditec Inc., Dublin, USA. In Italy and the United Kingdom Carl Zeiss Meditec can now avail itself of the Carl Zeiss Group's established distribution network.

On 9 October 2002 the Company announced the start of its own direct sales activities in Japan. The Company holds 51% of the share capital of the new Tokyo-based subsidiary in Japan, the remaining 49% are owned by Carl Zeiss Co., Ltd., Tokyo, Japan. This step enabled Carl Zeiss Meditec to considerably strengthen its position in the important market.

In comparison with the previous year it should be noted that both sales and profit contributions of the sold-off Aesthetic and Dental business units in the financial year 2001/2002 are fully disclosed in the Company's individual annual financial statements pursuant to HGB (German Commercial Code). In the financial year 2002/2003 the latter were disclosed only until the date of the sale, i.e. for the period 1 October 2002 to 30 April 2003.

In the past financial year 2002/2003 Carl Zeiss Meditec generated revenues of € 102.9 million (previous year: € 119.3 million). In the reporting period, the result from ordinary activities stood at € 4.3 million following a loss of € -24.5 million in the previous year. This included operating losses of € -0.8 million incurred by the Aesthetic and Dental business units for the period 1 October 2002 to 30 April 2003. Despite the extraordinary loss from the sale of the Aesthetic and Dental business units, the minimal loss of € -0.2 million represented an almost break-even result (previous year: € -24.5 million). Synergies were realised in all functional cost areas. For example, selling and marketing expenses and general and administrative costs were each reduced by a third compared to the previous year. Research and development costs, including subsidies, fell by 12.4%. The balance sheet total as of 30 September 2003 increased from € 190.9 million in the previous year to € 202.7 million in the financial year 2002/2003, i.e. 6.2%. This is mainly attributable to increased cash on hand (€ 26.2 million compared to the previous year: € 3.4 million) due to the capital increase. This cash inflow more than compensated, in particular, for the approx. € 4.5 million net reduction in the balance sheet total due to the disposal of the Aesthetic and Dental business units.

Compared to the previous year, trade accounts receivable were reduced by a third. As of 30 September 2003 the latter totalled € 13.3 million (previous year: € 20.1 million). The Company's liquidity position was thus considerably strengthened. Cash flow from operating activities in the reporting period stood at € 9.6 million (previous year: € -2.4 million). The reduction in trade accounts receivable can be ascribed to the successfully implemented system for monitoring and controlling the working capital.

Business report

1. Underlying conditions for economic development[1]

In the financial year 2002/2003 the global economy was adversely influenced by a number of factors. Of these, the Iraq conflict exerted a major impact. It had the effect of curbing corporate investment and the consumer behaviour of private households. This was clearly perceptible in the world's largest market for medical technology, the USA. Further major factors were sluggish economic trends in Japan and the SARS lung epidemic that temporarily inhibited growth in the threshold countries in Eastern Asia. In the euro region there has been economic stagnation since autumn 2002. The lack of economic stimulus and effective upvaluation of the euro, particularly in relation to the US dollar and the Japanese yen, created an additional dampener. The continuing debate on reforms, including that of the health system, disseminated a feeling of unease in the German population.

2. Sales trends

In the financial year 2002/2003 Carl Zeiss Meditec AG generated sales of € 102.9 million (previous year: € 119.3 million) or 13.8% less than the previous year. The following explanation is offered in this context: In the previous year significant revenues for the Aesthetic and Dental sectors, including the relevant service, were incorporated in the overall figures for the financial year. However, in the reporting period only revenues generated by the latter from 1 October 2002 to 30 April 2003 were taken into account, as these business units were sold to EL.EN S.P.A., Florence, Italy and Quanta System S.P.A., Milan, Italy with effect from 1 May 2003. Total revenues in the reporting period were also influenced by the forthcoming disposal of these activities and a significant fall-off in revenues was recorded as a result. In addition, deviations from the previous year are attributable to revenue in the Laser business unit. An important product in this sector, the MEL 80™, was launched in the second quarter of the current financial year. This resulted in a time lag in sales.

1 Source: Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2003 "The Situation of the Global and German Economies in Autumn 2003", 21 October 2003, Berlin

Sales by business unit

(€ '000)

Business unit	Financial year 2001/2002		Financial year 2002/2003		Change over previous year
	Sales	Percentage of sales	Sales	Percentage of sales	
Vision	97,016	81.3%	90,880	88.4%	-6.3%
thereof lasers	43,024	-	34,940	-	-18.8%
thereof diagnostics	53,992	-	55,940	-	3.6%
Aesthetic*	10,370	8.7%	2,657	2.6%	-
Dental*	2,143	1.8%	916	0.8%	-
Service	9,749	8.2%	8,407	8.2%	-13.8%
Total	**119,278**	**100.0%**	**102,860**	**100.0%**	**-13.8%**

** with effect as of 1 May 2003 sold to the companies EL.EN S.P.A. and Quanta System S.P.A.*

Sales revenues for the IOLMaster® diagnostic system showed a positive trend. The IOLMaster® is employed for non-contact, precise measurement of the eye prior to a cataract operation. Besides the USA, a further major market for the product was Europe. The MEL 80™ laser system, used for the correction of vision defects, also made a major contribution to sales revenues. Regional sales strongholds in this respect were Europe and Asia. The development of European sales of the STRATUSOCT™ diagnostic system was likewise encouraging. The unique technology – optical coherence tomography – upon which this system is based enables the rendering of real-time, cross-section views of the neurofibral layers of the eye. In this way it is possible to diagnose retinal disorders and glaucoma at an early stage. Other important sales mainstays were the FF 450plus and VISUCAM™ lite fundus cameras for precise examination of the fundus of the eye. In future, marketing endeavours are to be intensified in the ophthalmic laser sector, e.g. the VISULAS YAG IIplus and VISULAS 532s, in order to tackle as yet untapped potential.

Overall, the regional breakdown of sales figures is as follows:

Sales by region

(€ '000)

Region	Financial year 2001/2002		Financial year 2002/2003		Change over previous year
	Sales	Percentage of sales	Sales	Percentage of sales	
Germany	25,841	21.7%	18,508	18.0%	-28.4%
Europe (without Germany)	47,341	39.7%	41,510	40.4%	-12.3%
Americas	18,760	15.7%	19,565	19.0%	4.3%
Asia*	27,336	22.9%	23,277	22.6%	-14.8%
Total	**119,278**	**100.0%**	**102,860**	**100.0%**	**-13.8%**

**including Africa*

3. Orders on hand

As of 30 September 2003 orders on hand amounted to € 7.0 million compared to € 11.9 million on the same date in the previous year. In the Company's view, one of the main differences compared to the previous year is that during the entire financial year customers are placing significantly shorter-term orders than hitherto due to the volatile economic environment.

4. Production planning and production

Product manufacturing at Carl Zeiss Meditec is focused on the assembly of system components. More than two-thirds of the parts or components are purchased from external suppliers. The remaining third is divided equally between other members of the Carl Zeiss Group and the Company's own component manufacturing facilities.

The Company's core competencies embrace the development of new technologies, products and applications (see Research and Development Report) and the manufacture of key components.

In the past financial year the Company consolidated its manufacturing capacity at Jena. The objective of this was to achieve optimum integration of production of the MEL 80™ refractive laser system in the Company's infrastructure and to guarantee the availability of production capacities as required. For this purpose, manufacturing operations were merged and optimally integrated.

Production planning is based on the rolling forecast method used by the sales partners. This method requires the latter to prepare a rolling sales forecast as a basis for the ordering of individual items and the manufacture of components. For the purposes of restricting stock-keeping to a minimum, final assembly is usually performed to customer orders.

5. Development of manufacturing capacities

Carl Zeiss Meditec compensates for fluctuations in demand by flexible deployment of production personnel. A prerequisite for this is the appropriate training system, by which the employees are qualified for work on the different production lines. Personnel is deployed according to the rolling sales forecast.

6. Procurement

As described under Production planning and production, products are assembled almost exclusively to customer order. The purpose of this is to keep stocks as low as possible. Accordingly, the respective components are not called up from suppliers until one to two months prior to the production date. The Company places a great emphasis on long-term expertise-driven partnerships with its suppliers and regular qualification audits.

7. Quality management

Official registrations and approvals are meanwhile demanded by the majority of markets as a prerequisite for marketing medical products. Carl Zeiss Meditec's quality management system has been certified to DIN EN ISO 9001:2000 and DIN EN ISO 13485. The quality assurance system installed and applied by the Company according to Schedules II and V in conformance with the requirements of Directive 93/42/EEC is subject to EU monitoring. The quality management system employed by the Company was certified by DQS GmbH. Pursuant to the Medical Product Act, Carl Zeiss Meditec is thus authorised to market its products with the CE symbol within the European Union. In addition, the Carl Zeiss Meditec quality management system conforms to the US standard for "Good Manufacturing Practice" (GMP), 21 C.F.R. part 820, QSR.

8. Registrations and approvals

The Company's products are always designed with the aim of global marketing. For this reason, the design principle, materials and components employed, as well as the necessary interfaces of new devices and systems are all chosen at the outset so that they can be used anywhere in the world.

With the exception of the refractive laser MEL 80™, for which the approval procedure takes longer, particularly in the USA und Japan, the Company's complete range of products has been approved in all major countries and markets of the world.

9. Personnel

As of 30 September 2003 the Company had 284 employees plus 24 trainees. The corresponding figures for the previous year were 362 employees plus 26 trainees. Neither of the above figures takes account of partially retired employees. To a large extent the decline in the workforce was attributable to the disposal of the Aesthetic and Dental business units as of 1 May 2003 and the related transfer of personnel into the new company. The following graphic provides an overview of the personnel structure at Carl Zeiss Meditec as of 30 September 2003.


4.0%
11.0%
28.0%
23.0%
17.0%
4.0%
13.0%
Production
Research and development
Sales and marketing
Service
Management board, commercial sector, administration
Product management
Quality management

Personnel structure at Carl Zeiss Meditec AG as of 30 September 2003

10. Environmental protection

Within the scope of its business activities, the Company complies with all the relevant environmental protection standards.

The Company's products or production methods cause no direct or indirect risk to the environment.

11. Events of particular significance

On 9 October 2002 the Company announced the start of its own direct sales subsidiary in Japan. Carl Zeiss Meditec owns 51% of the share capital in this company. The remaining 49% are held by Carl Zeiss Co., Ltd., Tokyo, Japan. This enabled Carl Zeiss Meditec to consolidate its position in the important Japanese market.

The assets of the former subsidiary Asclepion-Meditec, Inc., Coto de Caza, USA were transferred to Carl Zeiss Meditec, Inc., Dublin, USA as of 31 December 2002. The company discontinued operations on 1 January 2003.

With effect from 1 February 2003 the ophthalmic distribution activities (Vision) of Asclepion-Meditec S.R.L., Milan, Italy was transferred to Carl Zeiss S.p.A. Arese, Italy within the scope of an asset deal. In addition to diagnostic systems, the latter is now also marketing refractive lasers in Italy.

The integration of the Vision sales activities of the affiliated company Carl Zeiss Meditec Ltd. (formerly Asclepion-Meditec Ltd.) of Edinburgh, Scotland into Carl Zeiss Ltd. of Welwyn Garden City, UK was likewise completed. Sales operations were transferred with effect from 1 February 2003. In addition to diagnostic systems, Carl Zeiss Ltd. now also markets refractive lasers in the UK. In addition to the Carl Zeiss Meditec holdings in Denfotex Ltd., Wynham, UK, the Inverkeithing, UK facility of Carl Zeiss Meditec Ltd. was sold back to Denfotex Ltd., Wynham, UK almost without affecting results.

With effect from 1 May 2003 the Company sold its non-core-business operations in the field of dermatological and ophthalmic laser applications to EL.EN S.P.A., Florence, Italy und Quanta System S.P.A., Milan, Italy. The transaction incurred extraordinary expenses to the amount of € 4.5 million to Carl Zeiss Meditec.

On 18 September 2003 Carl Zeiss Meditec increased its share capital of € 25.8 million by 10% to € 28.4 million by issuing 2.6 million new shares, each representing a pro rata amount of € 1.00 of the share capital. The subscription price of the shares was € 9.70. The respective net cash inflow thus amounted to € 25.1 million.

12. Net worth

a) Presentation of net worth

Pursuant to commercial law the balance sheet total of Carl Zeiss Meditec as of 30 September 2003 stood at € 202.7 million. Compared to the previous year (€ 190.9 million) this constituted an increase of 6.2%. For the main part this is attributable to a net inflow of funds of € 24.3 million from the Company's cash capital increase on 18 September 2003 that more than compensated for various contracting effects on the assets side of the balance sheet. These include:

- A significant reduction in trade accounts receivable due to optimised collection management. Accordingly, this balance sheet item fell by about a third from € 20.1 million as of 30 September 2002 to € 13.3 million.

- Retirements from tangible fixed assets and inventories resulting from the disposal of peripheral operations Aesthetic and Dental. The corresponding net effect is approx. € 4.5 million.

Accounts receivable due from affiliated companies as of 30 September 2003 totalled € 13.7 million (previous year: € 13.1 million). These are exclusively accounts receivable from members of the Carl Zeiss Group. Compared to the previous year it must be noted that starting with the financial year 2002/2003 receivables and liabilities – insofar as they pertain to the same company and have the same due date – are offset against each other. The total is shown either under the balance sheet item "Accounts receivable" or "Liabilities", depending on which of the two values is greater. When considering this balance sheet item it is also important to know that in the past financial year all liabilities to the group treasury of the Carl Zeiss Group were repaid entirely. As of 30 September 2003 the credit balance with the Carl Zeiss Group treasury that has been disclosed under this item stood at € 4.9 million. (See also 13 Financial position).

The most important item on the assets side of the balance sheet is the € 115.9 million holding in Carl Zeiss Meditec Inc., Dublin, USA, shown under financial assets. Its share of the balance sheet total is 57.2% (previous year: 60.7%). The holding in the Japanese subsidiary Carl Zeiss Meditec Co., Ltd., Tokyo, Japan with a book value of € 0.3 million is also shown under this item.

The capital increase of 18 September 2003 generated gross issuing proceeds of € 25.1 million for the Company. In the course of this transaction capital reserves increased by € 22.5 million, i.e. the amount in excess of the newly subscribed capital of € 2.6 million.

There has been a substantial reduction in liabilities due to affiliated companies, i.e. members of the Carl Zeiss Group, compared to the previous year. As of 30 September 2003 the latter totalled € 2.9 million (previous year: € 14.0 million). Besides the repayment of liabilities to the Carl Zeiss Group treasury, other existing liabilities were also reduced. Furthermore, the above-mentioned effect of offsetting receivables and liabilities pertaining to the same company comes to bear here. There was a 51.9% reduction in overall liabilities from € 20.8 million in the previous year to € 10.0 million.

The following graphic summarises the balance sheet structure as of 30 September 2002 and 30 September 2003:

Balance sheet structure of Carl Zeiss Meditec AG, Jena

(€ '000)


30 September 2002
30 September 2003
125,006
62,499
3,392
121,966
54,495
26,190
157,097
12,525
21,275
181,997
10,039
10,615
Assets
Fixed assets
Current assets
(w/o cash on hand, but including prepayments and accrued income)
Cash on hand
Liabilities
Shareholders' equity
Provisions
Liabilities (incl. deferred income)

b) Key ratios of net worth

In the past financial year Carl Zeiss Meditec was able to further consolidate its already sound net worth structure. In particular the development of cover ratios augurs well for a continued sound financial status in the long-term.

Key ratios of net worth

Key ratios	Definition	30 September 2002	30 September 2003	Change over previous year
Equity ratio	Equity capital / Balance sheet total	82.3%	89.8%	+7.5 percentage points
Debt-to-net-worth ratio	Total borrowed capital / Equity capital	21.2%	11.0%	-10.2 percentage points
Cover ratio A	Equity capital / Fixed assets	125.7%	149.2%	+23.5 percentage points
Cover ratio B	Equity capital + long-term borrowed capital / Anlagevermögen	126.3%	150.0%	+23.7 percentage points
Cover ratio for medium-term and long-term fixed assets	Equity capital + medium-term and long-term borrowed capital / Fixed assets + accounts receivable with a residual term of more than one year	123.4%	149.1%	+25.7 percentage points

13. Financial position

a) Statement of financial position

As of 30 September 2003 liquid funds amounted to € 26.2 million (previous year: € 3.4 million) The net increase in liquid funds in the financial year 2002/2003 amounted to € 22.8 million (previous year: net decrease € -6.5 million). A significant contribution to this development was made by the distinctly positive cash flow from operating activities. In the reporting period the latter amounted to € 9.6 million (previous year: € -2.4 million) At € 2.5 million (previous year: € -0.9 million) there was also an improvement in cash flow from investing activities. However, the overriding factor in the growth of the liquid assets of Carl Zeiss Meditec was the Company's cash capital increase on 18 September 2003. This resulted in a gross cash inflow of € 25.1 million.

Due to increased liquidity in the operative sector, in the reporting period the Company was able to pay off all liabilities to the Carl Zeiss Group treasury. As of 30 September 2003 the balance was € 4.9 million (previous year: liabilities of € 9.8 million). This balance accrues interest at the customary market rate and is at the Company's disposal at any time.

Special mention should be given to the first successes of the system implemented to monitor and control the working capital. Optimised collection management enabled outstanding accounts to be reduced by one third compared to the previous year, giving a substantial boost to operative liquidity.

b) Key ratios of financial position

The substantial increase of the working capital compared to the previous year is mainly attributable to the increase in cash on hand and the balance of € 4.9 million in the Carl Zeiss Group treasury (previous year: liabilities of € 9.8 million).

Key ratios of financial position

Key ratios	Definition	30 September 2002	30 September 2003	Change over previous year
Liquid funds	Cash at bank and in hand	€ 3.4 million	€ 26.2 million	+ 670.6%
Cash and cash equivalents	Cash at bank and in hand + accounts receivable (prev. year: liabilities) against Carl Zeiss Group treasury	€ -6.4 million	€ 31.1 million	+ 585.9%
Cash/current assets ratio	Cash at bank and in hand / Current assets	5.2%	32.5%	+ 27.3 percentage points
Net working capital	Current assets less liquid funds less accounts receivable from Carl Zeiss Group less current liabilities	€ 41.0 million	€ 38.7 million	-5.6%
Working capital ratio	Current assets / Current liabilities	316.9%	806.4%	+ 154.5%

15. Investing activities

In the past financial year the Company did not effect any noteworthy investments. The sum total of investments in tangible fixed assets was € 0.8 million (previous year: € 0.8 million). The main focus of investments was office equipment and furniture.

The Company maintains two modern facilities in Jena and has a relatively limited vertical range of manufacture, so that extensive investment in plant, property and equipment was not necessary. Investments in financial assets amounted to € 0.4 million (previous year: € 1.2 million).

16. Earnings position

In the financial year 2002/2003 the gross margin at Carl Zeiss Meditec stood at 40.4% compared to 32.8% in the previous year. This corresponds to an improvement by 7.6 percentage points. The improvement is attributable to a change in the product mix sold and the fact that operating results in the financial year 2001/2002 were subject to the effects of the merger.

The result from ordinary activities in the financial year 2002/2003 stood at € 4.3 million (previous year: € -24.5 million). The following major influencing factors must be taken into consideration in the financial year 2002/2003:

- Besides the improvement in the gross margin, significant synergistic potential was realised in selling costs and general and administrative expenses. For instance, the selling and marketing expenses ratio (selling and marketing expenses as a percentage of sales revenues) in the reporting period was reduced to 20.1% by structural optimisation following 26.9% in the previous year. This corresponds to an € 11.4 million improvement to € 20.7 million in the financial year 2002/2003 (previous year: € 32.1 million). General and administrative expenses fell by 27.6% from € 7.0 million in the financial year 2001/2002 to € 5.1 million in the financial year 2002/2003. One of the reasons for this is the considerable expenses that had been incurred in the previous year for the merger of the former Carl Zeiss Ophthalmic Systems AG with the former Asclepion-Meditec AG. Further synergistic potential was exploited in research and development costs. Taking into account subsidies, the respective expenditure was reduced by 12.4% from € 12.9 million in the previous year to € 11.3 million in the financial year 2002/2003.

- The € 0.8 million net operating loss due to the sold-off Aesthetic and Dental business units that was incurred between 1 October 2002 and 30 April 2003 had the opposite effect.

- Other operating expenses increased from € 2.4 million in the previous year to € 4.7 million in the reporting period. Major items in this respect are currency effects and the cost of the cash capital increase in September 2003.

- Depreciation on financial assets fell to € 0.4 million from € 14.6 million in the previous year. In the current financial year this relates mainly to the complete devaluation of holdings in the restructured or closed-down subsidiaries of the former Asclepion-Meditec AG, Asclepion-Meditec S.R.L., Milan, Italy and the loans to Asclepion-Meditec Inc., Coto de Caza, USA.

The extraordinary result of € -4.5 million in the reporting period (previous year: € 0) is entirely attributable to losses on the sale of the inventories and fixed assets in connection with the disposal of the Aesthetic *and Dental business units. In the financial year 2002/2003* Carl Zeiss Meditec *thus turned in a net loss* for the year of € -0.2 million (previous year: € -24.5 million).

By resolution of the Management Board the sum of € 32.8 million was transferred from capital reserves to fully compensate for the loss carried forward from the previous year. In addition, the sum of € 0.1 million was withdrawn for transfer to reserves for treasury stock. The Company thus fulfilled one of the conditions for the future pay-out of dividends.

Risk report

1. Risk management system

In the course of its operating activities, Carl Zeiss Meditec is naturally exposed to a number of risks that are inherent to commercial activities.

Risk management at Carl Zeiss Meditec is an integral part of corporate management and based on three major components:

- **Risk management system**: In order to identify and assess risks in good time and take the appropriate steps, the Company introduced a risk management system. An important component is the IT-based tool for recording, systemising and analysing risks and their potential. Carl Zeiss Meditec thus satisfies the legal requirements with regard to the German Control and Transparency Act in Stock corporations (KonTraG).

- **Controlling instruments**: Controlling at Carl Zeiss Meditec keeps the Management Board and all responsible decision-makers within the Company regularly informed on occurring risks on the basis of key ratios, thereby supplementing the risk management system.

- **Certified quality management**: A further critical component is the Company's certified quality management (see also: Business Report, 7. Quality management). Clearly structured and documented processes within the framework of quality management ensure not only transparency – in most markets they are meanwhile a prerequisite for the sale of medical products. The quality assurance system employed by Carl Zeiss Meditec was certified by DQS GmbH and conforms to the US standard for "Good Manufacturing Practice" (GMP), 21 C.F.R. part 820, QSR. A major objective of this certified process is risk avoidance.

The risk management system is an integral part of the overall controlling and reporting process and ensures the systematic recording and evaluation of risks. Furthermore, it guarantees that relevant information is forwarded without delay to the Company's decision-makers.

The main features of this system are:

- Under the direction of a central risk manager, the responsible staff regularly examines processes, transactions and developments for existing risks.

- Risk identification and evaluation using standardised risk matrices.

- Regular risk reports are sent to the Management Board and other decision-makers within the Company on the basis of given threshold values for relevant risks and according to the classification using the risk matrices.

- On this basis suitable steps are taken to avoid identified risks, reduce the likelihood of such risks occurring or minimise the financial losses incurred.

As with the overall internal reporting, the risk management system is regularly subjected to an internal audit. In addition it formed a constituent part of the annual audit by the certified auditor.

2. Market and competition

Competition on the market for medical technology will continue to grow. In this respect, government reforms in the social system could have a negative effect on the Company's sales volume and earnings situation. This risk exists particularly in countries in which a major portion of treatments for eye ailments is paid by health insurance schemes. If budgets were cut, or the reimbursement of treatment costs were denied for certain types of treatment, this could have a negative impact on the Company's net worth, financial position and earnings.

An additional risk potential exists in a possible deterioration in the economic situation, particularly with reference to the markets that are critical to the Company. This could have a marked effect on privately financed medical applications such as refractive surgery: In this case there is a risk of deterioration in the financial standing of the Company's customers or the demand for its products. Due to loss of sales and receivables this could have a negative impact on the net worth, financial position and earnings of the Carl Zeiss Meditec.

3. Product development

Medical technology as a whole, particularly in the field of ophthalmology, is undergoing an extremely dynamic development process. New scientific findings lead to shorter development and product cycles. Furthermore, such findings may have a negative impact on existing methods and products and also on new methods and products upon which the Company's business success is founded.

The success of Carl Zeiss Meditec is determined to a great extent by the development of new, innovative products in the fields of ophthalmology and by recognising new technology trends at an early stage and turning these into the appropriate products. Should the Company lose touch in technological terms, fail to react in time to a technological development, not identify a market trend in good time or should a development end in a technological dead-end, this could have a negative impact on the competitive position of the Company.

4. Approval of products

In the medical technology and the health service sectors there are strict approval procedures that vary from one country to another. Denial of or delays in approval procedures of the Company's products could have a negative impact on the future sales and profits of Carl Zeiss Meditec.

There is no guarantee that the Company's numerous registrations will continue to be valid in the future, renewed or obtained in good time for launching new products ahead of the competitive field. Furthermore, stricter registration requirements must be reckoned with in future. This could be an impediment to sales and to the future growth of the Company. Such an event would have negative consequences for the earnings situation of Carl Zeiss Meditec.

5. Dependence on suppliers

The increasingly close cooperation with suppliers necessitated by the general cost pressure and complexity of the supplied components implies a greater dependence from one another. This could have a negative implications for the production, sales and the quality of the Company's products.

6. Patents and intellectual property

The Company is not aware of any violation of patent rights or other industrial property rights of third parties. The possibility that a third party may assert claims against the Company for the violation of industrial property rights cannot, however, be ruled out for the future. Such a violation could result in a delay in the delivery of products. In case of a negative outcome of a possibly resuting trial the Company may be obliged to enter into fee or licensing arrangements. There is a risk that such copyright or licensing agreements are only available on unacceptable terms. A lawsuit against the Company due to the violation of industrial property rights could therefore have a negative impact on the net worth, financial situation and earnings of the Company.

The competitive position of Carl Zeiss Meditec depends on securing its technological innovations. To guarantee these, the Company acquires patents for its own and third-party inventions and takes steps to protect its business secrets. The expiration of industrial property rights or patents could result in the appearance of new competitors on the market or strengthen the position of competitors who are already on the market.

7. Protection against loss of confidential data

In the sphere of IT-solutions the Company has established a number of mechanisms for the protection of confidential data. Nevertheless, breaches of security and the loss of this data cannot be completely ruled out. This could have an adverse effect on the competitive position of Carl Zeiss Meditec.

8. Product liability risk

In the Company's products employed for medical treatments there is an inherent risk that malfunctions during the treatment of eye ailments result in injury to the patient. Despite employing all reasonable quality control measures and complying with all legal provisions, this risk cannot be completely excluded. Although Carl Zeiss Meditec has to date not been obliged to pay any major claims for compensation arising from product liability, no guarantee can be given that the Company will not be confronted with such claims in the future. The Company has covered itself against possible product liability claims by means of product liability insurance. A particular risk is posed by potential product liability claims brought against the Company in the USA as the damages awarded by the courts there may be very large indeed. It cannot be no guaranteed that the Company's existing insurance cover provides sufficient cover for potential warranty claims in the USA.

9. Subsidiaries

Carl Zeiss Meditec is indirectly exposed to the risk environment of each of its subsidiaries. The relationship to its subsidiaries can result in statutory and contractual liabilities.

A further potential risk in this respect concerns the current the book value of holdings in Carl Zeiss Meditec, Inc., Dublin, USA, that were stated at their market value at the time of their acquisition. However, this risk only comes to bear in the case that there is a long-term deterioration in the net worth, financial position and earnings of this Company.

10. Lawsuit against I-Spire s.p.r.l.

Carl Zeiss Meditec has filed a suit for damages against I-Spire s.p.r.l., Brussels, Belgium and its sole proprietor. By way of an asset deal, I-Spire s.p.r.l. acquired partial assets and liabilities of the former Asclepion-Meditec marketing partner Icon Laser Eye Centers, Inc. of Toronto, Canada. The substance of the action by Carl Zeiss Meditec is a claim for damages for breach of contract, outstanding debts and the repayment of loans. The lawsuit relates to the overall balance sheet item "Other Loans" totalling € 2.8 million. The sum involved in the law suit, however, substantially exceeds this amount. The appropriate adjustments had already been made on "Other Loans" in the financial year 2001/2002. At the present time the responsibility of the Belgian courts for this case is being negotiated. In view of Carl Zeiss Meditec, at least a unequivocal obligation can be deducted to pay outstanding debts ensuing from contracts between the former Asclepion-Meditec AG and Icon/I-Spire. However, should the Company's claim be dismissed, this could result in depreciation requirements to the full amount of the residual book value disclosed under "Other Loans".

Research and development report

1. General comments

After deducting subsidies, Carl Zeiss Meditec spent € 11.3 million on research and development in the financial year 2002/2003 (previous year: € 12.9 million). A total of € 1.8 million was granted in subsidies (previous year: € 1.1 million). At 11.0% of sales revenue the R&D ratio remained almost constant in comparison to the previous year (10.8%). This is clear evidence that research and development still ranks highly, regardless of the synergistic effects since realised.

About 66 employees – 23% of the total workforce of Carl Zeiss Meditec – are engaged in the area of R&D.

2. Projects

In the past financial year the R&D division of Carl Zeiss Meditec completed the major development of the new MEL 80™ laser system for the treatment of vision defects. Marketing of the device began in the second quarter of the current financial year. Further R&D activities relate to standard product maintenance of the MEL 80™.

Another focus of attention was continued work on the CRS-Master™, a concept that connects the MEL 80™ laser to a so-called wavefront diagnostic system (see also 3. New product launches/product releases). Despite the enormous complexity of the topic, the main development was completed in a short space of time to permit product release in September 2003.

Further R&D activities concerned the VISUCAM™ digital fundus camera and the development of new systems in the field of ophthalmic lasers.

3. New product launches/product releases

In the financial year 2002/2003 the following products were brought onto the market by Carl Zeiss Meditec AG, Jena:

- **MEL 80™**: One of the most advanced laser devices for the treatment of visual defects (syndrome: refraction).

- **VISUCAM™ C**: With VISUCAM™ C the Company is broadening its product spectrum in the field of fully digital fundus cameras (syndrome: retina).

- **CRS-Master™**: The CRS-Master™ is a treatment concept that links the MEL 80™ laser to a highly advanced diagnostic system (based on wavefront aberrometry). It enables the treatment of vision defects with the MEL 80™ tailored to the patient's individual requirements (customized ablation).

Supplementary report

There were no events of particular significance post balance sheet date 30 September 2003.

Forecast

1. Economic conditions[2]

A revival of the global economy has set in since the spring of 2003. Factors that hitherto hindered growth no longer apply. The worldwide business and consumer climate has improved. The trailblazer in this trend is the USA. Expansive economic policies have given a surprisingly strong boost to domestic demand. In Japan the economy also appears to have returned to its expansion course. However, the European region continues to be a straggler as far as economic recovery is concerned. As yet, a turn of the tide is not in sight. However, there are indications of a revival in overall output. For instance, the Purchasing Manager Index and the economic assessment indicator published by the European Commission both point in a positive direction. The Asian developing countries – particularly China – are seen as a stimulant for the economies of the industrialised world. Against this background the Deutsche Institut für Wirtschaftsforschung (German Institute of Economic Research, DIW) forecasts a 7.5% increase for 2004 in the volume of world trade compared to 3.5% in previous years.

2 *Source: Deutsches Institut für Wirtschaftsforschung (German Institute for Economic Research), Berlin (Publ.): Weekly Report No. 43/2003 "The Situation of the Global and German Economies in Autumn 2003", 21 October 2003, Berlin*

2. Outlook

In the financial year 2002/2003 Carl Zeiss Meditec completed a phase of strategic realignment. The fast and successful conclusion of the integration, focusing on the core business in ophthalmology, optimisation of the global presence and adoption of the corporate strategy form a sound basis for future growth. The Company's sales are to be doubled in the next five years. Profit-making potential is to be further increased, in particular through the optimisation of the product portfolio and the efficient use of resources. The cost-cutting measures successfully implemented in the financial year 2002/2003 will likewise be continued. Cash inflow from operating activities will continue to be an important control element for the Company in future. Asset management and the optimisation of working capital will be of great significance in this context.

3. Strategy

Due to its technological position and global marketing structure, Carl Zeiss Meditec occupies a strong competitive position in the field of ophthalmology. The strategic focal points of the future will include the development of innovative software solutions that facilitate data management and with which diagnostic and therapeutic systems can be more efficiently networked.

In addition, the product range for diagnostic and therapeutic systems is to be expanded. The fields of application include early recognition of serious eye diseases or the individual correction of visual defects. This step will be taken partly on the basis of technologies which are exclusively accessible by Carl Zeiss Meditec. Carl Zeiss Meditec will continue to work on them and supplement its product portfolio by co-operations and acquisitions.

Final declaration to the dependency report

Declaration by the Management Board pursuant to Art. 312 Section 3 AktG

Carl Zeiss Meditec AG as a member of the Carl Zeiss Group has prepared a dependency report pursuant to Art. 312 German Stock Corporation Act (AktG). Under the circumstances known to the Management Board at the time the transactions were concluded, the companies of Carl Zeiss Meditec AG received suitable consideration for each of the transactions listed in this report on relationships to affiliated companies and were not disadvantaged by the adoption of measures stated in this report or by their omission.

Jena, 14 November 2003
Carl Zeiss Meditec AG

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Dr. Walter-Gerhard Wrobel
Member of the Management Board

Income statement

Financial years 2001/2002 and 2002/2003

€ '000	Notes	Financial year 2001/2002		Financial year 2002/2003	
Sales revenues	(19)		**119,278**		**102,860**
Cost of revenues			(80,209)		(61,348)
Gross profit			**39,069**		**41,512**
Selling and marketing expenses			(32,121)		(20,722)
General and administrative expenses			(7,047)		(5,103)
Research and development expenses		(13,944)		(13,061)	
minus government grants received		1,071	(12,873)	1,790	(11,271)
Other operating income	(22)		5,226		4,435
Other operating expenses	(23)		(2,396)		(4,688)
Other interest and similiar income – thereof from affiliated companies € 0.144m (previous year: € 0.561m)			779		801
Amortisation of financial assets			(14,611)		(419)
Interest and similiar expenses – thereof due to affiliated companies € 0.187m (previous year: € 0.525m)			(546)		(200)
Result from ordinary activities			**(24,520)**		**4,345**
Extraordinary result	(24)		-		(4,500)
Taxes on income and earnings			78		-
Other taxes			(16)		(3)
Other taxes			**(24,458)**		**(158)**
Operating loss carry-forwards			(8,324)		(32,782)
Withdrawal from capital reserve			-		32,890
Transfer to reserve for own shares			-		(108)
Accumulated deficit			**(32,782)**		**(158)**

Balance sheet

30 September 2002 and 30 September 2003

€ '000	Notes	30 September 2002		30 September 2003	
Assets					
Fixed assets	(5)				
Intangible fixed assets					
Consessions, industrial property rights and similar rights and assets including licenses for such rights and assets			46		34
Property, plant and equipment					
Land and buildings including buildings on third-party land		7		214	
Plant and machinery		61		46	
Other fixtures and fittings, tools and equipment		2,666	2,734	1,632	1,892
Financial assets					
Shares in affiliated undertakings		116,182		116,183	
Loans to affiliated undertakings		1,023		1,023	
Investments		129		-	
Other loans		4,892	122,226	2,834	120,040
			125,006		**121,966**
Current assets					
Inventories	(6)				
Raw materials and supplies		8,943		9,903	
Work in progress		4,767		4,140	
Finished goods and goods for re-sale		12,437		8,906	
Payments on account		91	26,238	34	22,983
Accounts receivable and other assets					
Trade accounts receivable – thereof with a term of more than one year: € 0.718m (2002: € 2.905m)	(7)	20,144		13,343	
Due from affiliated companies – thereof with a term of more than one year: € 0 (2002: € 0)	(8)	13,140		13,694	
Due from undertakings to which the company is linked by virtue of participation – thereof with a term of more than one year: € 0 (2002: € 0)		44		-	
Other assets	(9)	2,652	35,980	4,209	31,246
Investments					
Own shares (treasury stock)			-		108
Cash on hand and cash in banking accounts	(10)		3,392		26,190
			65,610		**80,527**
Prepayments and accrued income	(11)		**281**		**158**
			190,897		**202,651**

€ '000	*Notes*	**30 September 2002**		**30 September 2003**	
Liabilities					
Shareholders' equity	*(12)*				
Share capital		25,833		28,417	
Additional paid-in capital		162,488		152,072	
Retained earnings					
Reserve for own shares		-		108	
Other retained earnings		1,558		1,558	
Accumulated deficit		(32,782)	**157,097**	(158)	**181,997**
Accrued expenses	*(13)*				
Provisions for pensions and similiar obligations		735		974	
Provisions for taxation		70		70	
Other provisions		11,720	**12,525**	8,995	**10,039**
Liabilities					
Advances from customers		43		-	
Trade accounts payable – thereof with a term of up to one year: € 6.213m (2002: € 3.245m)	*(15)*	3,245		6,213	
Due to affiliated companies – thereof with a term of up to one year: € 2.938m (2002: € 13.946m)	*(8)*	13,977		2,938	
Other liabilities – thereof with a term of up to one year: € 0.835m (2002: € 3.514m)	*(16)*	3,514	**20,779**	852	**10,003**
– thereof from taxes: € 0.232m (2002: € 0.394m)					
– thereof from social security: € 0.405m (2001: € 0.470m)					
Deferred income	*(17)*		**496**		**612**
			190,897		**202.651**

Fixed-asset movement schedule (gross presentation)

Financial year 2002/2003

€ '000				Purchase/manufacturing cost
	1.10.2002	Additions	Disposals	30.9.2003
Intangible fixed assets				
Software and patent	**711**	**16**	**404**	**323**
Fixed assets				
Land and buildings	16	226	-	242
Plant and machinery	161	29	52	138
Other fixtures and fittings, tools and equipment	7,352	550	1,932	5,970
	7,529	**805**	**1,984**	**6,350**
Financial assets				
Shares in affiliated companies	118,317	273	-	118,590
Loans to affiliated companies	7,542	148	-	7,690
Investments	4,797	-	129	4,668
Other loans	11,933	-	2,532	9,401
	142,589	**421**	**2,661**	**140,349**
	150,829	**1,242**	**5,049**	**147,022**

Cumulated depreciation				**Residual book value**	
1.10.2002	Depreciations in the FY	Disposals	30.9.2003	30.9.2003	1.10.2002
665	**28**	**404**	**289**	**34**	**46**
9	19	-	28	214	7
100	24	32	92	46	61
4,686	1,119	1,467	4,338	1,632	2,666
4,795	**1,162**	**1,499**	**4,458**	**1,892**	**2,734**
2,135	272	-	2,407	116,183	116,182
6,519	148	-	6,667	1,023	1,023
4,668	-	-	4,668	-	129
7,041	-	474	6,567	2,834	4,892
20,363	**420**	**474**	**20,309**	**120,040**	**122,226**
25,823	**1,610**	**2,377**	**25,056**	**121,966**	**125,006**

Notes to the financial statements

General details and explanatory notes to the financial statements

(1) Foundation, stock exchange listing

Carl Zeiss Meditec AG ("Carl Zeiss Meditec" or the "Company") was founded on 4 October 1995 as Aesculap-Meditec GmbH with its head office in Jena.

On 10 November 1999 Aesculap-Meditec GmbH was transformed into a stock corporation and from this date onwards it bore the name Asclepion-Meditec AG ("Asclepion"). The Company went public on 22 March 2000 and was listed on the Neuer Markt at the Frankfurt Stock Exchange.

In 2002 Carl Zeiss Ophthalmic Systems AG conveyed its assets in their entirety to Asclepion.

In this process Asclepion Meditec AG was renamed Carl Zeiss Meditec AG.

(2) Development of share capital and capital reserves in the financial year 2002/2003

Contingent capital

Following a resolution of the extraordinary general meeting of 10 March 2000 as recorded in the commercial register at the Gera Local Court on 14 March 2000, the share capital was increased by up to € 400,000 (contingent capital). The contingent capital increase serves to grant subscription rights to the holders of stock options issued by the Company on the basis of the authorisation granted by the general meeting on 10 March 2000. The contingent capital increase is utilised to the extent to which use is made of the subscription rights. The new shares are endowed with dividend rights with effect from the beginning of the financial year in which they are created through the exercising of the subscription rights.

In the financial year 2002/2003 no shares were subscribed from the contingent capital.

Authorised capital

Furthermore, the general meeting of 28 May 2002 resolved to eliminate the authorised capital of € 1.7 million and empower the Management Board to increase the share capital by up to € 12.917 million for a period of five years from the date of recording of the amendment of the articles of association in the commercial register at the Gera Local Court on 31 July 2002 by issuing 12,916,650 new no-par value bearer shares.

Following this resolution of the general meeting on 28 May 2002 the Management Board is authorised, with the consent of the Supervisory Board, to exclude the subscription rights of the shareholders. The exclusion of the subscription rights of the shareholders is only possible in the following cases:

- If the shares are issued to purchase non-cash contributions, especially companies, stakes in companies or parts of companies,
- To balance out fractional amounts,
- If the shares are issued at a price which is not significantly below the market price and the exclusion of subscription rights only relates to new shares, the theoretical share of the company's share capital of which does not exceed 10% of the share capital at the time of the authorisation taking effect by being recorded in the commercial register, i.e. € 2.583 million.

Cash capital increase

On 18 September 2003 Carl Zeiss Meditec effected a capital increase against cash contributions, taking advantage of the authorised capital. In the capital increase a total of 2,583,329 new no-par value bearer shares were tendered by public offering in Germany and international private placement by means of accelerated bookbuilding at a subscription price of € 9.70 per share. The gross earnings for Carl Zeiss Meditec resulting from the capital increase amounted to € 25.058 million, of which € 2.584 million was transferred to subscribed capital and € 22.474 million to capital reserves. After deduction of € 711,000 issuing costs, net cash inflow amounted to € 24.347 million.

The cash capital increase was recorded in the commercial register at the domicile of Carl Zeiss Meditec on 25 September 2003.

By resolution of the listing committee of the Frankfurt securities exchange dated 25 September 2003 the new shares were admitted to the regulated market and to a subsection of the regulated market subject to additional admission criteria (Prime Standard) and were included in stock exchange dealings on the regulated market on 29 September 2003.

Withdrawal from capital reserves

To compensate for the loss carryforward, the sum of € 32.782 million was withdrawn from capital reserves in compliance with the provisions of Art. 150 para. 4 (2) AktG (German Stock Corporation Act). In addition, € 108,000 was withdrawn for transfer to reserves for treasury stock, so that as of 30 September 2003 capital reserves totalled € 152.072 million.

Treasury stock (own shares)

With resolution of the annual meeting of shareholders on 12 March 2003, Carl Zeiss Meditec was again authorised to acquire own shares up to a value corresponding to 10% of the share capital of € 25.833 million until 11 September 2004 for the purpose of purchasing companies, parts of companies

or shares in companies. On the basis of this authorisation, in the financial year 2002/2003 the Company purchased the following treasury stock:

Date of stock purchase	Number of shares	Amount in €
10 March 2003	5,650	39,832
17 March 2003	4,000	31,200
31 March 2003	3,000	24,000
14 April 2003	1,230	9,840
23 April 2003	61	488
1 August 2003	311	2,644
Figure as of 30 September 2003	**14,252**	**108,004**

The portion of share capital attributable to acquired treasury stock is € 14,252, representing 0.05% of the share capital. Reserves were formed pursuant to Art. 272 para. 4 HGB (German Commercial Code) corresponding to the amount of € 108,000 stated on the assets side.

(3) Annual financial statements according to HGB and AktG (German Stock Corporation Act); Consolidated financial statements

The annual financial statements of Carl Zeiss Meditec for the financial year ending 30 September 2003 have been prepared in € thousand in accordance with the provisions of the German Commercial code (HGB) and the German Stock Corporation Act (AktG).

The income statement was prepared using the operational format.

In comparison with the previous year it should be noted that both sales and profit contributions of the sold-off Aesthetic and Dental business units in the financial year 2001/2002 are fully disclosed in the Company's individual annual financial statements pursuant to HGB (German Commercial Code). In the financial year 2002/2003 the latter were disclosed only until the date of the sale, i.e. for the period 1 October 2002 to 30 April 2003.

The Company's annual financial statements are to be incorporated in the consolidated financial statements of the Carl Zeiss Stiftung, Heidenheim an der Brenz and Jena. The consolidated financial statements of the Carl Zeiss Stiftung will be published in the Federal Gazette (Bundesanzeiger) and deposited with the commercial registers at the Heidenheim an der Brenz and Gera local courts.

Furthermore, the Company will prepare its consolidated financial statements according to US Generally Accepted Accounting Principles (US GAAP).

(4) Details and comments on accounting and valuation methods

The accounting and valuation methods from the previous year have been applied unchanged.

Fixed assets

Intangible fixed assets

The intangible assets capitalised at acquisition costs have been depreciated by the straight-line method pro rata temporis for their respective useful life (three years for software and five years for patents).

Accruals from the merger were carried at their net book value and depreciated over the residual term.

Tangible fixed assets

Accruals are carried at the acquisition or manufacturing cost. Disposals are booked at acquisition costs minus accumulated depreciation at the time of their retirement.

The Company capitalised the transferred assets at their net book value.

Starting with the financial year 2002/2003, the sliding scale method of depreciation is to be used uniformly for all accruals in movable property in conformance with taxation provisions. A change was made from sliding-scale to linear depreciation as soon as this resulted in a higher amount of depreciation.

Full annual depreciation is calculated on accruals in movable property in the first half of the financial year 2002/2003, fifty percent on accruals in the second half.

Low-value assets are depreciated in full in the year of acquisition and treated as retirements in the following year in the fixed-assets movement schedule.

In contrast to the former Asclepion's straight-line method of calculating depreciation based on anticipated service life, the former Carl Zeiss Ophthalmic calculated depreciation on movable tangible fixed assets by the sliding-scale method.

Financial assets

Shares in affiliated companies, loans to affiliated companies, holdings and other loans are shown at acquisition cost. Allowance was made for possible risks in the shareholding situation and loans in the form of reasonable valuation adjustments.

Current assets

Inventories

The raw materials and supplies are valued at their acquisition cost or the lower market value.

Work in progress and finished goods are valued at manufacturing costs. These include the direct material costs, the direct manufacturing expenses, a suitable portion of the material and manufacturing overheads, as well as the pro rata value depreciation of production assets. Inventory risks due to the storage period or reduced marketability were taken into account by a combination of write-downs in the form an impairment test, marketability reductions and loss-free valuation.

Trade goods and goods for sale are valued at acquisition costs or the lower market value on the cut-off date.

Accounts receivable and other assets

Accounts receivable and other assets are stated at their nominal value. Recognisable individual risks are taken into account through the formation of suitable valuation allowances, the general credit risk from accounts receivable is covered by a general bad-debt allowance.

Outstanding debts with a residual term of over one year are discounted.

Equity capital

Subscribed capital

The share capital is made up of 28,416,629 no-par-value bearer shares, each with a pro-rata value of € 1.00. This is stated at the nominal value.

Accrued liabilities and other liabilities

Provisions

Provisions for pensions and similar obligations are valued at their actuarial cash value pursuant to Art. 6a EstG (Income Tax Act) using the Heubeck Guideline Tables 1998 with an assumed rate of interest of 6%.

Accruals for employee-financed commitments (postponed remuneration) are equivalent to the asset values of the reinsurance at Gerling Lebensversicherungs-AG.

The formation of accrued liabilities takes into account the recognisable risks and uncertain liabilities. These are of an amount deemed necessary in accordance with prudent commercial judgement. Accruals for partial retirement and anniversary bonuses were valued according to actuarial principles.

Liabilities
Liabilities are stated at their individual repayment sum.

Translation of foreign currencies

Accounts receivable were converted at the acquisition exchange rate or at the lower conversion rate on the balance-sheet date or at the forward exchange rate / worst case with foreign exchange options in the event of an existing hedging.

The conversion of liabilities is at the repayment exchange rate upon accrual of the liabilities or at the higher conversion rate on the balance sheet date.

Comments on individual balance sheet items

(5) Fixed assets

The movement of individual fixed assets in the financial year 2002/2003 is to be seen in Appendix 4 to these notes.

Capital expenditure on fixed assets in the financial year relates mainly to construction measures and operating equipment in conjunction with the consolidation of manufacturing capacities at Jena.

Additions to shares in affiliated companies pertain to the acquisition of 51% of the shares in Carl Zeiss Meditec Co., Ltd., Tokyo, Japan. Retirements under "Other loans" mainly relate to the repayment of a loan.

Depreciation on investments in the financial year mainly relates to shares or loans to Asclepion Meditec S.R.L., Milan, Italy, that is currently undergoing a process of restructuring.

Other assets

(6) Inventories

Inventories (€ 22.983 million) include valuation adjustments of € 3.963 million.

(7) Trade accounts receivable

The accounts receivable on the balance-sheet date amounted to € 13.343 million and included individual valuation adjustments and general bad-debt allowance of € 7.083 million.

The portion of accounts receivable with a residual term of over one year amounting to € 718,000 includes a discount of € 12,000.

(8) Accounts receivable from / liabilities due to related parties

The balances disclosed mainly comprise sales and services as well as the debt to the corporate treasury of the Carl Zeiss Group to the amount of € 4.906 million.

(9) Other assets

Other assets include for the main part claims due from:

- EL.EN S.P.A. and Quanta Systems S.P.A. accruing from the sale of peripheral activities in the field of dermatological and dental laser (€ 1.811 million),
- Biolase Europe GmbH, Floss, Germany, from the sale of the dependent operating facility at Floss (asset deal), (€ 1.145 million),
- Thüringer Aufbaubank from R&D cost subsidies (€ 495,000).

(10) Cash at bank and on hand

The increase in liquid assets is mainly attributable to the capital increase of September 2003.

(11) Prepayments and accrued income

For the main part these consist of accrued holiday pay.

(12) Shareholders' equity

Subscribed capital
Share capital was increased by € 2.584 million in the financial year 2002/2003 due to the capital increase to a current total of € 28.417 million.

Additional paid-in capital
Additional paid-in capital fell to € 152.072 million after offsetting the premium of € 22.474 million in conjunction with the capital increase against the withdrawal of € 32.782 million to compensate for the loss carryforward and the withdrawal of € 108,000 for transfer to reserves for treasury stock.

(13) Provisions

Provisions for pensions and similar obligations

These provisions were formed for the Carl Zeiss Group's pension obligations pursuant to the Benefit Regulations 2000 and the Pension Regulations 1982. The actuarial report for the assessment of pension obligations as of 30 September 2003 was prepared by Dr. Dr. Heissmann GmbH, Wiesbaden.

The item also includes a provision for employee-financed commitments (postponed remuneration € 72,000).

Other provisions

These were formed in particular for contingent liabilities from:

- Warranties (€ 1.845 million),
- Special payments and commissions to employees (€ 1.285 million),
- Partial retirement (€ 856,000).
- Other provisions relating to personnel (€ 799,000)
- Outstanding invoices (€ 736,000),
- Licenses (€ 702,000).

(14) Liabilities

Liabilities of Carl Zeiss Meditec AG are exclusively unsecured liabilities of € 9.986 million with a residual term of less than one year and € 17,000 with a residual term of more than one year.

(15) Trade accounts receivable

Besides the usual commitments from trade payables to outside suppliers, deviating from the previous year these include liabilities from dealer commissions (€ 1.716 million).

(16) Other liabilities

In addition to liabilities from social security contributions (€ 405,000) and withheld wage and church tax (€ 232,000), other liabilities mainly comprise liabilities from the accounts receivable sub-ledger (€ 105,000) and security deposits (€ 70,000). In the previous year, dealer commissions of € 2.503 million were disclosed under "Other liabilities".

(17) Deferred income

These mainly relate to deferred income for service and maintenance contracts (€ 407,000) extending beyond the financial year.

(18) Balance sheet notes in accordance with Art. 251 HGB

Liabilities from guarantees and warranty agreements

As of 30 September 2003 liabilities of € 695,000 existed from guarantees and warranty agreements, € 626,000 thereof in favour of affiliated companies.

Other financial obligations

The sums for leasing commitments were calculated using the earliest possible termination dates or the end of the contractual term. The nominal amounts were used as a basis for calculation.

The following financial obligations exist from rental agreements:

€ '000	**30.9.2003**
Due 2003/2004	1,006
- thereof to affiliated companies: 1,006	
Due 2004/2005	1,005
- thereof to affiliated companies: 1,005	
Due 2005/2006	1,005
- thereof to affiliated companies: 1,005	
Due 2006/2007	502
- thereof to affiliated companies: 502	
	3.518

For the main part, financial commitments from rental agreements relate to the lease of production and office space from Carl Zeiss Jena GmbH, Carl-Zeiss-Promenade 10, Jena.

The following financial obligations ensue from leasing and service agreements:

€ '000		**30.9.2003**
Due 2003/2004		792
- thereof to affiliated companies:	539	
Due 2004/2005		654
- thereof to affiliated companies:	539	
Due 2005/2006		565
- thereof to affiliated companies:	539	
Due 2006/2007		543
- thereof to affiliated companies:	539	
Due 2007/2008		541
- thereof to affiliated companies:	539	
Due after 2007/2008		6,067
- thereof to affiliated companies:	6,067	
		9,162

To a large extent these relate to the lease of the property at Göschwitzer Str. 51-52 from AM Asset Management Verwaltungsgesellschaft mbH, Jena, and motor vehicle leases.

Purchase obligations

Financial obligations of € 25,000 are in the form of commitments for investments.

Comments on individual items on the income statement

Layout of the income statement

The income statement was prepared using the operational format.

(19) Sales revenues by region

€ '000	**2001/2002**	**2002/2003**
Germany	25,841	18,508
Europe, not including Germany	47,341	41,510
Asia/Pacific region*	27,336	23,277
America	18,760	19,565
	119,278	**102,860**

* *including Africa*

Sales revenues by segment

€ '000	2001/2002	2002/2003
Vision	97,016	90,880
Aesthetic	10,370	2,657
Dental	2,143	916
Service	9,749	8,407
	119,278	**102,860**

(20) Cost of materials

€ '000	2001/2002	2002/2003
a) Cost of raw materials, consumables and supplies, and of purchased goods	57,984	46,074
b) Costs of purchased services	16,255	16,532
	74,239	**62,606**

(21) Personnel expenses

€ '000	2001/2002	2002/2003
a) Wages and salaries	18,046	15,309
b) Social security and pension costs –	3,023	2,918
of which in respect of old-age pensions	171	147
	21,069	**18,227**

(22) Other operating income

Other operating revenue (€ 4.435 million) mainly comprises currency gains (€ 2.169 million) and revenue from the recovery of costs (€ 650,000).

Other income not related to the accounting period (€ 1.007 million) was attributable to a reduction in the general provision for doubtful debts (€ 774,000) and other income not related to the period (€ 233,000)

(23) Other operating expenses

Other operating expenses (€ 4.688 million) mainly comprise currency losses (€ 2.247 million), costs related to the capital increase in September 2003 (€ 711,000) and valuation adjustments on current assets (€ 472,000). Expenses totalling € 857,000 are not related to the accounting period.

(24) Extraordinary result

Extraordinary results relate exclusively to the disposal of the Aesthetic and Dental business units.

(25) Other disclosures

Details of existing equity interests in the Company

In a letter dated 25 September 2003 the Carl Zeiss Stiftung, Oberkochen, notified the Company pursuant to Arts. 21 (1), 22 (1) Sentence 1 No. 1 WpHG that the portion of voting rights in the Company held by the Carl Zeiss Stiftung on 25 September 2003 had fallen below the threshold of 75% and now stood at 73.08%. This portion includes 39.23% and 33.85% of the voting rights which were respectively allocated to the Carl Zeiss Stiftung, Oberkochen, pursuant to Art. 22, para. 1, sentence 1, No. 1, para. 3 WpHG (German Securities Trading Act). The aforementioned 39.23% of the voting rights originate from Carl Zeiss Jena GmbH, Jena; the aforementioned 33.85% of the voting rights originate from Carl Zeiss Beteiligungs-GmbH, Oberkochen. The Stiftungsunternehmen Carl Zeiss does not hold a direct interest.

In a letter dated 18 December 2002 the Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG (DEWB), Jena, notified the Company pursuant to Art. 21 para. 1 WpHG that DEWB AG had fallen below the 5% minimum holding requirement and that consequently as of 16 December 2002 it no longer held voting rights in the Company.

The Company published these notices on its Website at www.meditec.zeiss.de on 25 September 2003 (re: Stiftungsunternehmen Carl Zeiss, Oberkochen) and on 17 December 2002 (re: Deutsche Effecten- und Wechsel-Beteiligungsgesellschaft AG, Jena) and submitted proof of publishing without delay to the Federal Supervisory Office for Financial Services (BAFin), Frankfurt am Main.

(26) Details of shareholdings

Name and domicile of the company	Currency	Share of voting capital (%)	Shareholders' equity as of 30 September 2003 translated at the market rate on the balance sheet date	thereof profit/loss for financial year 2002/2003 at average annual rate
Carl Zeiss Meditec, Inc.,	US$ '000	100	38,218	9,394
Dublin, USA	€ '000		32,695	8,694
Asclepion-Meditec S.R.L.,				
Milan, Italy	€ '000	100	(1,147)	(1,099)
Carl Zeiss Meditec, Ltd.,	£ '000	100	(2,318)	(448)
Edinburgh, Scotland	€ '000		(3,321)	(663)
AM Asset Management				
Verwaltungsgesellschaft mbH, Jena, Germany	€ '000	100	698	3
Carl Zeiss Meditec Co., Ltd.,	¥ '000	51	625,892	559,370
Tokyo, Japan	€ '000		4,882	4,363

AM Asset Management Verwaltungsgesellschaft mbH, Jena, is a purpose-tied company for the construction and leasing of an office building with production facility at the Jena-Göschwitz location of Carl Zeiss Meditec AG. Carl Zeiss Meditec has been leasing the office building with production facility since 01 October 2001.

The holding in Carl Zeiss Meditec Co. Ltd., Tokyo, Japan, was acquired by Carl Zeiss Co., Ltd., Tokyo, Japan with effect from 1 November 2002 at its book value. Due to Carl Zeiss Co., Ltd.'s entitlement to preferred shares, for at least the three financial years following the acquisition date Carl Zeiss Meditec will receive only 34% of the future dividend payments of its Japanese subsidiary. The preferred shares were conveyed as compensation for advance services performed by Carl Zeiss Co., Ltd. in the field of marketing, establishment of a service structure and support for the approval procedures of Carl Zeiss Meditec products.

(27) Particulars of personnel

Workforce size

The Company's annual average workforce in the financial year 2002/2003 stood at 325 persons (previous year: 365), of which 25 were trainees (previous year: 22). The decline in the workforce was to a large extent attributable to the disposal of the Aesthetic and Dental business units as of 1 May 2003 and the related transfer of personnel.

The annual average number of employees in the following sectors was:

Sector	Number of employees
Production	96
Sales and Service	116
Administration and Quality Management	40
Research and Development	73
Total	**325**

As at the balance-sheet date, 30 September 2003, there were 296 employees, of which 24 were trainees. These included 12 partially retired employees.

(28) Employee participation programme

The Management Board is authorised by the resolution adopted on the extraordinary shareholders' meeting on 10 March 2000, subject to the approval of the Supervisory Board, to issue in one or more tranches up to 400,000 option rights to purchase bearer shares in the Company from contingent capital to entitled employees and members of the Management Board of the former Asclepion Group – whose employment relationship has now passed over to the Carl Zeiss Meditec Group – within the framework of a stock option plan. Each option represents the right to buy one share in the Company at the "issue price" (basic value).

The recipients are not required to pay a fee for the option rights granted.

In the financial year 2002/2003 no options were exercised by employees.

(29) Particulars of the executive bodies of the Company

Management Board

The following persons were appointed to the Management Board of Carl Zeiss Meditec AG in the financial year 2002/2003 and their names recorded in the commercial register:

- **Ulrich Krauss**, Dipl.-Kaufmann (MBA), Weimar
  President and CEO, responsible for Sales, Marketing, Service, HR, IT, Refractive Surgery and Business Development

- **Bernd Hirsch**, Dipl.-Kaufmann (MBA), Weimar
  Member of the Management Board, responsible for Finances, Investor Relations and Legal Affairs

- **Dr rer.nat. Walter-Gerhard Wrobel**, Physicist, Jena
  Member of the Management Board, responsible for Logistics and Production, Research and Development, Quality and Product Management.

The active members of the Management Board received a total remuneration of € 571,000 for the financial year 2002/2003.

Supervisory Board

The Supervisory Board of Carl Zeiss Meditec AG in the financial year 2002/2003 consisted of the following members:

- **Dr Michael Kaschke**, Oberkochen,
  Member of the Managing Board of the Stiftungsunternehmen Carl Zeiss, Oberkochen
  Chairman of the Supervisory Board
  Other mandates:
  Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen, Germany
  Chairman of the Board of Carl Zeiss Meditec Inc., Dublin, USA
  Chairman of the Board of Carl Zeiss Optical, Inc., Chester, USA
  Chairman of the board of Carl Zeiss Australia Ltd., Camperdown, Australia
  Chairman of the Board of Carl Zeiss Co. Ltd., Tokyo, Japan
  Chairman of the Board of Carl Zeiss Surgical, Inc., Thornwood, USA
  Chairman of SPECTARIS, the German Industrial Association for Optical, Medical and Mechatronicical Technologies, Cologne

- **Alexander von Witzleben**, Weimar,
  Chairman of the Management Board of Jenoptik AG, Jena
  Deputy Chairman of the Supervisory Board
  Other mandates:
  Chairman of the Supervisory Board of Analytik Jena AG, Jena
  Chairman of the Supervisory Board of Meissner+Wurst Zander Holding AG, Stuttgart
  Chairman of the Supervisory Board of JENOPTIK Photonics AG, Jena
  Chairman of the Supervisory Board of DEWB AG, Jena
  Member of the Supervisory Board of KRONE GmbH, Berlin

- **Dr Franz-Ferdinand von Falkenhausen**, Jena,
  Management spokesman of Carl Zeiss Jena GmbH, Jena
  Member of the Supervisory Board
  Other mandates:
  Member of the Supervisory Board of Carl Zeiss Semiconductor Manufacturing Technologies AG, Oberkochen, Germany
  Member of the Supervisory Board of FC Carl Zeiss Jena, Jena
  President of the IHK (Chamber of Commerce) East Thuringia, Gera
  Chairman of the Board of Trustees of the Fraunhofer Institute (IOF), Jena
  Member of the Board of Trustees of Innovent Jena e.V., Jena
  Chairman of the Advisory Board of the Thüringer Aufbaubank, Erfurt
  Member of the Advisory Board of ZSP Geodätische System GmbH, Jena (Trimble Group)
  Member of the Advisory Board of AJZ Engineering GmbH, Jena

- **Dr Manfred Fritsch**, Kleinpürschütz/Jena,
  Member of the management of Carl Zeiss Jena GmbH, Jena
  Member of the Supervisory Board
  Other mandates:
  Member of the Supervisory Board of MAZet Mikroelektronik Anwendungszentrum Thüringen, Erfurt, Germany
  Member of the Supervisory Board of Messe AG, Erfurt

- **Franz-Jörg Stündel**, Jena, Service Technician at Carl Zeiss Meditec AG, Jena
  Member of the Supervisory Board on behalf of the employees
  No other mandates

- **Jürgen Dömel,** Jena, Chairman of the Works Council at Carl Zeiss Jena GmbH, Jena
  Member of the Supervisory Board on behalf of the employees
  Other mandate:
  Member of the Supervisory Board of Carl Zeiss Jena GmbH, Jena

The active members of the Supervisory Board received a total remuneration of € 100,000 for the financial year 2002/2003.

Advances/loans and contingent liabilities in favour of members of executive bodies
No advances or loans have been granted to members of the executive bodies. The Company has not entered into any contingent liabilities in favour of members of the Management Board/Supervisory Board.

(30) German Corporate Governance Code / Declaration according to Art. 161 (Stock Corporation Act)

The declaration mandated under Art. 161 German Stock Corporation Act (AktG) was made available to the Management and Supervisory Boards and the shareholders.

(31) Appropriation of profits for the financial year 2002/2003

The financial year 2002/2003 closed with a net loss of € 157,737.05. The Management Board proposes that a net loss of € 157,737.05 be carried forward to new account.

Jena, 14. November 2003
Carl Zeiss Meditec AG

Ulrich Krauss	**Bernd Hirsch**	**Dr. Walter-Gerhard Wrobel**
President and CEO	*Member of the Management Board*	*Member of the Management Board*

Audit opinion

We have audited the annual financial statements of Carl Zeiss Meditec AG, Jena, as well as the accounting and management report of the Company, for the financial year from 1 October 2002 to 30 September 2003. The maintenance of books and records and the preparation of the annual financial statements and management report in accordance with German commercial law and supplementary provisions in the articles of association are the responsibility of the Company's management. Our responsibility is to express an opinion on the annual financial statements, together with the bookkeeping system, and the management report based on our audit.

We conducted our audit of the annual financial statements in accordance with Art. 317 HGB (German Commercial Code) and the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW, German Institute of Auditors). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the annual financial statements in accordance with the principles of proper accounting and in the management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Company and evaluations of possible misstatements are taken into account in the determination of audit procedures. The effectivness of the internal control system and evidence supporting the disclosures in the books and records, the annual financial statements and the management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall presentation of the annual financial statements and management report. We believe that our audit provides a reasonable basis for our opinion.

Our opinion has not led to any reservations.

In our opinion, the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Carl Zeiss Meditec AG. On the whole the management report provides a suitable understanding of the Company's position and suitably presents the risks of future development.

Stuttgart, 21 November 2003

Prof. Dr Binder, Dr Dr Hillebrecht & Partner GmbH
Wirtschaftsprüfungsgesellschaft (Chartered Accountants)
Steuerberatungsgesellschaft

Schupeck	Barth
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

Printed in Germany 01/2004
Printed on environment-friendly paper, bleached in a chlorine-free process.

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com

Carl Zeiss Meditec: EBIT up by 147 percent

(Jena, 11 December 2003) In the financial year 2002/2003 (ending 30 September) Carl Zeiss Meditec AG further improved its market position and significantly increased its profitability. The Group was able to realise an increase in sales of 16.7 percent to EUR 235.7 million despite the weak economy. On the basis of constant exchange rates, sales would have risen by 29.4 percent to EUR 261.4 million. Accounting for 52.4 percent of sales, America is still the most important sales market, ahead of Asia (23.7 percent) and Europe (17 percent).

Earnings before interest and taxes (EBIT) increased by 147 percent to EUR 24.7 million. This represents an EBIT margin of 10.5 percent (previous year: 5 percent). The reasons for the improved result were the global success of the products and low manufacturing costs. In the core ophthalmic business *(continuing operations)* the consolidated net income amounted to EUR 10.8 million (previous year: EUR 4.7 million). Consolidated net income nearly doubled to EUR 6.6 million (previous year: EUR 3.4 million) although the peripheral operations, Aesthetic and Dental, which have now been disposed of, contributed a loss of EUR 4.2 million to the result for the last time.

Thanks to savings in costs of goods sold and changes in the product mix the gross margin increased by 8.7 percentage points to 43.5 percent (previous year: 34.8 percent).

Cash and cash equivalents increased to EUR 45 million after EUR 7.2 million by the end of the previous financial year. Operative cash flow reached EUR 28.1 million (previous year: EUR 22.7 million). Net debt decreased by 70.8 percent to EUR 24.2 million (previous year: EUR 83 million).

Contact:

Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Str. 51 - 52, D-07745 Jena, Telephone +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: EBIT up by 147 percent

Sales increased by 16.7 percent in the past financial year 2002/2003 - financial structure considerably improved

(Jena, 11 December 2003) In the financial year 2002/2003 (ending 30 September) Carl Zeiss Meditec AG, which has a Prime Standard listing on the Deutsche Börse, further improved its market position and significantly increased its profitability. The Group was able to realise an increase in sales of 16.7 percent to € 235.7 million despite the weak global economy. On the basis of constant exchange rates, sales would have risen by 29.4 percent to € 261.4 million. Accounting for 52.4 percent of sales, America is still the most important sales market, ahead of Asia (23.7 percent) and Europe (17 percent).

Earnings before interest and taxes (EBIT) increased by 147 percent to € 24.7 million (previous year: € 10 million), representing an EBIT margin of 10.5 percent (previous year: 5 percent). This was due primarily to globally successful products and reduced manufacturing costs. Ophthalmology, Carl Zeiss Meditec's core business, turned in considerably increased profits: the net income was € 10.8 million (previous year: € 4.7 million). Consolidated net income nearly doubled to € 6.6 million (previous year: € 3.4 million) including the loss from the peripheral operations, Aesthetic and Dental, which have been disposed of. In the financial year 2002/2003 these two divisions contributed a loss of € 4.2 million to the result for the last time.

Ulrich Krauss, President and CEO: "Despite a depressed economy we have lived up to our forecasts and kept our promises. For us this represents a sound basis for achieving our growth targets."

Thanks to savings in costs of goods sold and profitable new products, the gross margin increased by 8.7 percentage points to 43.5 percent (previous

Press Release

year: 34.8 percent). The financial power of Carl Zeiss Meditec increased in parallel to the growth in sales and revenue: Cash and cash equivalents increased to € 45 million after € 7.2 million by the end of the previous financial year. Operative cash flow reached € 28.1 million (previous year: € 22.7 million). Net debt decreased by 70.8 percent to € 24.2 million (previous year: € 83 million).

On September the Company placed 2.6 million new shares throughout Europe at a price of € 9.70 in a heavily oversubscribed issue. In the last twelve months the Company completed its integration with the former Asclepion-Meditec AG and, by selling the Aesthetic and Dental operations, shifted the focus to the core ophthalmic business. Also, the successful start of the Company's own sales organisation in Japan significantly increased its competitiveness there, and this year also saw the extension of the product range with the launch of the new MEL80™ laser.

As of 30 September 2003 Carl Zeiss Meditec had 752 employees and 24 trainees (previous year: 869 employees and 26 trainees). The reduction is largely due to the sale of the peripheral operations.

Carl Zeiss Meditec believes it is now well equipped for the future. Ulrich Krauss, President and CEO: "The results of the financial year have strengthened our conviction that the path we have chosen is a successful one and that we should stay on it." The Group aims to double its sales in the next five years and to achieve an EBIT margin of at least 15 percent. Carl Zeiss Meditec has also set itself the target of fulfilling the criteria for inclusion in the TecDAX index in the near future.

Note to editors: In some cases, figures stated for the previous year have only limited comparability: Sales and net income of the former Asclepion-Meditec AG are only included for the last quarter. Also, the divested peripheral operations have been brought together and listed under the EBIT in both financial years. This accounting procedure is based on current US GAAP regulations.

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

28 percent of Carl Zeiss Meditec shares are free float holdings. The remaining 72 percent are held by Carl Zeiss, a leading international group of companies operating worldwide in the optical and opto-electronic indus try.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Analysts' Conference

Annual financial statements 2002/2003

CARL ZEISS MEDITEC



EXHIBIT C
- Ref. # 55 -

Mission and Vision.

CARL ZEISS MEDITEC

Our Mission

Based on our leading position in science and optics we develop and market clinical systems for maintaining and improving people's eyesight. Our products and services secure outstanding added value for our customers and real advantages for society.

Our Vision

Our tenet is that everyone has the right to see the world with his or her own eyes. At Carl Zeiss Meditec, we are committed to making perfect vision a possibility for everyone.

Contents

Growth predictions reached.

- **Sales** € 235.7m up on previous year's figure despite exchange rate fluctuations **(+16.7%); based on constant exchange rates,** sales would have been **€ 261.4m (+29.4%)**
- **Disposal of loss-making** Aesthetic and Dental peripheral business units **boosts future profitability in core business:**
  - EBIT at € 24.7m (+146.8% to previous year); EBIT margin at 10.5% (prev. year: 5.0%)
  - Net income (continuing operations) at € 10.8m (+131% to prev. year)
- **Consolidated net income nearly doubled** over previous year **despite losses** associated with disposal of peripheral operations (€ 6.6m after € 3.4m in prev. year)
- **Growth in operative cash flow:** € 28.1m after € 22.7m in prev. year through improved asset management
- **Cash and cash equivalents multiplied** due to high cash flow and succesful capital increase - value at the end of financial year € 45.0m (prev. year: € 7.2m)
- **Equity ratio further improved: 59.0% (prev. year: 49.2%)**

All strategic goals achieved.

Measures

- ✓ Rapid and successful conclusion of the integration process after merger last year
- ✓ Founding of the Japanese subsidiary
- ✓ Streamlining and optimising of group structure
- ✓ Focus on core business: Sale of peripheral operations Aesthetic and Dental
- ✓ Successful launch of new products
- ✓ Successful capital increase raises free float and provides resources for financing further growth

Successful capital increase.

CARL ZEISS MEDITEC

10% capital increase on 18.09.2003	
Total of shares placed	2,983,329 shares
Original transaction	2,583,329 shares (capital increase)
Greenshoe option	400,000 shares (issued by the Carl Zeiss Group, option exercised on 08.10.2003)
Placement price	€ 9.70
Issuing proceeds (net)	€ 24.6 million
Demand	2.5 times oversubscribed, placement within 4 hours
Shareholders' equity after capital increase	€ 28.4 million
Free float	
before capital increase and greenshoe	18.9%
after capital increase and greenshoe	27.7%

Carl Zeiss Meditec – focussed on ophthalmology.

CARL ZEISS MEDITEC

Parts of the eye

Field of application in the eye


A
Cornea
Lens
Vitreous
Retina
Refraction
Cataract
Glaucoma
Retina

Innovative high-tech-products.

CARL ZEISS MEDITEC

Field of application in the eye

Refraction	Cataract	Glaucoma	Retina
			
MEL 80™	IOLMaster®	HFA II-*i*	VISULAS™
WASCA CRS-Master			
CRS-Master™	VISULAS™	STRATUSOCT™	Funduskamera

Total number of Carl Zeiss Meditec products: 65

New systems strengthen earning capacity and market position.

CARL ZEISS MEDITEC

Launch of new products in the financial year 2002/2003

- **MEL 80™:** Most advanced laser on the market for the treatment of vision defects (refractive surgery).
- **Humphrey® Matrix:** Innovative system for the early diagnosis of glaucoma.
- **STRATUSOCT™** for early recognition of glaucoma: Normative data base facilitates much earlier recognition of disorder.
- **VISUCAM™ C:** Digital camera for fundus imaging.
- **CRS-Master™:** Platform connecting the MEL 80™ refractive laser with a sophisticated diagnostic system (so-called wavefront aberrometer) for the individualised treatment of patients' vision defects.

R&D budget of € >€ 25m (2002/2003) to secure future growth.

Technology highlights at the AAO (world's most important ophthalmology fair)

- **Preview PHP™**: Innovative technology for the early diagnosis of age-related macular degeneration (AMD).
- New applications for OCT technology: Imaging and measurement for examination of the front parts of the eye (cornea and front chamber) to enhance the safety of refractive surgery and for the high-precision insertion of special intraocular lenses (IOL).
- **GPA™ software**: New objective diagnostic tool for the safe management of glaucoma (used in the Humphrey® Field Analyzer, GPA = *Glaucoma Progression Analysis*).
- Software release 4.0 for STRATUSOCT™ and normative data base for retinal neurofibre layer thickness.

Coherent structures worldwide.

CARL ZEISS MEDITEC

Subsidiaries in the three most important markets of the world - synergies with the Carl Zeiss Group in the rest of the world: Access to highly successful sales network



Production, Sales, Service, R&D
~470 employees
Production, Sales, Service, R&D
~290 employees
Sales, Service
~40 employees
Headquarters
Subsidiaries
Zeiss Group's sales network

Innovative products and focus on core business improve sales and income.

CARL ZEISS MEDITEC

Consolidated statement of income (US GAAP)

	FY 2001/2002	FY 2002/2003	
Sales	**202.0** *(QIV: € 58.9)*	**235.7** *(QIV: € 59.8)*	Innovative products
Gross profit on sales	**70.3** *(34.8%)* *(QIV: € 17.7m / 30.0%)*	**102.5** *(43.5%)* *(QIV: € 27.0m / 45.1%)*	Savings in cost of goods sold, change in product mix, price levels in Japan Not including Aesthetic and Dental products
EBIT	**10.0** *(5.0%)* *(€ 0.4m / 0.7%)*	**24.7** *(10.5%)* *(€ 5.5m / 9.1%)*	Significant increase in operational profitability; first-time consolidation of Japanese subsidiary, without loss of Aesthetic and Dental

All figures in € million.

Disposal of Aesthetic and Dental peripheral units boosts profitability.

CARL ZEISS MEDITEC

Strong business development compensates loss from Aesthetic and Dental



Consolidated net income (in €m)
4.7
[QIV: 0.2]
10.8
[QIV: 2.9]
-1.3
[QIV: -1.3]
[QIV: -1.0]
-4.2
3.4
[QIV: -1.1]
6.6
(QIV: 1.9]
Consolidated net income from continuing operations (core business)
Consolidated net income from discontinued operations (Aesthetic and Dental)
Consolidated net income (total)
FY 2001/2002
FY 2002/2003

All figures in € million.

Consolidated sales show significant growth despite difficult economic climate.

CARL ZEISS MEDITEC

Sales by business segment in FY 2002/2003

As reported



Service
Laser
Diagnostics
19.6
26.9
155.5
22.4
34.5
178.8
+14.4%
+28.3%
+15.0%
FY 2001/2002
FY 2002/2003

On the basis of constant exchange rates



Service
Laser
Diagnostics
19.6
26.9
155.5
25.0
35.4
201.0
+28.0%
+31.6%
+29.2%
FY 2001/2002
FY 2002/2003

Sales figures in € million.

Sales growth in nearly all regions - USA remains region with highest sales.

CARL ZEISS MEDITEC

Sales by region in FY 2002/2003

As reported



Asia/Pacific
Americas
Europe (w/o Germany)
Germany
31.7
119.1
34.6
16.6
+76.0%
+3.7%
+15.8%
-1.4%
55.8
123.5
40.1
16.39
FY2001/2002
FY2002/2003

On the basis of constant exchange rates



Asia/Pacific
Americas
Europe (w/o Germany)
Germany
31.7
119.1
34.6
16.6
+91.6%
+21.0%
+15.8%
-1.2%
60.7
144.2
40.1
16.42
FY2001/2002
FY2002/2003

Sales figures in € million.

Further significant improvement of net worth.

CARL ZEISS MEDITEC

Balance sheet structure as of 30.09.2002 and 30.09.2003



Balance sheet total:
193.7
205.8
7.2
113.9
56.5
16,1
60.8
37.5
95.3
0
45.0
103.8
45.9
11.1
50.3
31.0
121.4
3.1
30.9.2002
30.9.2003
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Long-term assets (w/o goodwill)
Goodwill
Liabilities
Current liabilities
Non-current liabilities
Equity capital
Balancing item for minority interests

All figures in € million.

Receivables significantly reduced - net debt down by over 2/3.

CARL ZEISS MEDITEC

Key ratios of net worth

	30.9.2002	30.9.2003	
Equity ratio	49.2%	59.0%	Equity basis solidified by capital increase
Net debt	€ 83.0 million	€ 24.2 million	Debt repayment by increased liquidity in the operative sector
Days of Sales Outstanding (DSO)	87.0 days	59.1 days	Trade accounts receivable successfully decreased - basis: system for the control and monitoring of working capital

Profitable core business and successful capital increase improve cash and cash equivalents.

CARL ZEISS MEDITEC

Cash flow statement for the financial years 2001/2002 and 2002/2003 (summary)



Consolidated net income (in €m)
22,7
28.1
0.9
2.1
-18.1
8.2
5.0
37.8
Cash flow from operating activities
Cash flow from investing activities
Cash flow from fincancing activities
Increase in cash and cash equivalents
FY 2001/2002
FY 2002/2003

All figures in € million.

The ophthalmic market is set to grow at 10% p.a. in the coming years.

Demographics	Decrease in illiteracy	Advancements in medical technology	Growing expenditure on health care
• World population growing rapidly and ageing ever more quickly - resulting in increasing demand for eye treatment	• Eye glasses and contact lenses as "necessary evils" • Growing number of people suffering from near-sightedness (myopia)	• New devices enable new treatments • New treatment methods for known disorders • Early recognition of disorders improves treatment results and maintains eyesight • Customers expect networked systems and links between diagnosis and treatment	**Developing countries:** • Ophthalmic disorders as an economic problem - increasing number of patients **Developed countries:** • Demand for advanced treatment methods • Wellness/ Lifestyle: Trends toward privately-funded medical applications • Increasing health costs forcing greater efficiency

CAGR 2002-2008e for ophthalmic systems market: 10%

Sources: UN World Population Trends 2002, US National Eye Institute 2002, Theta Reports 2002, Millennium Research Group 2002, MarketScope Reports 2002 et al.

Three strategic growth options for Carl Zeiss Meditec.

CARL ZEISS MEDITEC



14.400
5,400
5,200
1,400
600
1,700
Step 1: Current market
Step 2: Not yet addressed
Step 3: Accessible, not yet addressed
2002
Pharmaceuticals
Contact lenses
Ophthalmic systems
IOL/consumables
Total ophthalmic market
29%
10%*
6%
8%
10%
16%**
10%
11%
Surgical microscopes, phaco machines
Proprietary IOL/ consumables
Market share 2002
CZ Meditec
Topcon
VisX
B & L
Nidek
Alcon
Others
Strategic options for further expansion

Market volume in € million.
***Basis: pro forma consolidated sales for the FY 2001/2002 excl. Aesthetic and Dental*

Planned use of resources within implemented expansion strategy (I).

CARL ZEISS MEDITEC

Projects		Investment in:
Software solutions	• Data management and networking • New software-based diagnostic and evaluation methods • Monitoring	Acquisition of resources in the field of medical software development
Innovations and technology leverage	Improved diagnosis through improvement of OCT technology	R&D expenditure budgets
	New diagnostic systems based on wavefront technology for customised vision correction and manufacturing of individual spectacle glasses	
	Enhancement of the fundus imaging business (devices, networking, archiving, evaluation)	
	Development of a system for the individualised adjustment of IOL ("*Light Adjustable Lenses*")	
	fs laser technology	Patents, acquisitions, alliances

External *Internal*

Planned use of resources within implemented expansion strategy (II).

Projects		Investment in:
Filling of gaps in the product portfolio	• Multi-wavelength laser • Low-end diagnostic devices for early detection of glaucoma (perimetry) • Diagnostic devices for early detection of age-related macula degeneration (AMD)	Technology and product acquisitions
Further rise in market penetration	Market development in developing countries (e.g. Vision 20/20, training programmes) by supporting training centres	
	Efficiency increase in sales activities	Further expansion of sales capacity

External Internal

In the next five years sales to be doubled and EBIT margin to reach at least 15%.

CARL ZEISS MEDITEC


235,7
[EBIT margin: 10.5%]
FY 2002/2003
Software solutions, innovation and technology leverage, filling product line gaps, further rise in market penetration
at least 50
450
[EBIT margin: at least 15%]
FY 2007/2008
External growth
Internal growth

All figures in € million.

Carl Zeiss Meditec – more than one reason to invest.

- Forecasts for the FY 2002/2003 fulfilled.
- Sound financial structure.
- Through organic growth we aim to double our sales within the next five years, EBIT margin will reach stable two-digit value - goal at least 15%.
- Ophthalmic market has posted double-digit growth rates and offers excellent growth perspectives.
- Innovative power and technological portfolio secure expansion of market position.
- A highly fragmented technology market offers excellent opportunities for Carl Zeiss Meditec, as the global leader, to acquire innovations and new technologies.



During the course of his or her life, each person will suffer from an eye disease. 2 out of 3 patients will be examined or treated with a Carl Zeiss Meditec AG device.

Thank you for your kind attention.

CARL ZEISS MEDITEC

Backup

Technical data of the Carl Zeiss Meditec share.

CARL ZEISS MEDITEC

Basic data

ISIN	DE0005313704
Ticker symbol	AFX
Trading segment	Prime Standard
Designated sponsors	Commerzbank, Sal. Oppenheim
Share capital	€ 28,416,629
Admitted capital	€ 28,416,629, divided into € 1.00 shares
Category and nominal value	No-par value bearer shares at a nominal value of € 1.00 per share

Shareholder Structure

Carl Zeiss Group	72.25%
Management and Supervisory Board of Carl Zeiss Meditec AG:	0.02%
Carl Zeiss Meditec AG	0.05%
Free float	27.68%
Share capital	**100.00%**

Carl Zeiss Meditec shares gain substantially in value.

CARL ZEISS MEDITEC

Share price development and average trading volume per month (01.10.2002 - 05.12.2003)



MarketCap (05.12.2003): € 351 million
1.10.2002
30.9.2003
5.12.2003
200%
150%
100%
50%
0%
+90%
+64%
+54%
CZM
DAX
TecDAX
1.77
8.79
1.17
0.78
1.85
2.21
0.76
3.54
3.05
3.05
8.53
14.77
6.55
5.22
12.34
Okt 02
Nov 02
Dez 02
Jan 03
Feb 03
Mrz 03
Apr 03
Mai 03
Jun 03
Jul 03
Aug 03
Sep 03
Okt 03
Nov 03
Dez 03
Average trading volume per month (Xetra)

ZEISS CARL ZEISS MEDITEC

Market approval of Zeiss laser in Japan

Carl Zeiss Meditec PDT laser - only device with approval for Japanese market

(Jena, 12 December 2003)=Carl Zeiss Meditec AG and its Japanese subsidiary can now offer their successful VISULAS 690s laser to doctors and patients in Japan. After completing a twelve-month clinical study the Japanese health authorities have granted the necessary market approval to the Zeiss photodynamic therapy (PDT) laser, the only device of its kind to be licensed. The laser can be used to help patients suffering from wet Age-Related Macular Degeneration (AMD). People with this disorder often lose the ability to read, drive or recognise faces within just a few months. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, said, "We are proud of the fact that our device can help Japanese patients to obtain treatment for a disorder for which, up to now, there has been no satisfactory therapy. We are therefore continuing to pursue our strategy of providing eye specialists with innovative systems for maintaining vision. The Japanese approval is confirmation of the innovative power of our products. Our direct presence in this important market has been a major factor in obtaining the approval."

Doctors estimate that roughly 500,000 people contract AMD each year. The disorder is therefore the main cause of blindness in people over 50 in the industrialised countries. Age-Related Macular Degeneration is accompanied by the formation of abnormal blood vessels (choroidal neovascularisations) which grow over the central part of the retina, the macula. This destroys the central vision. Treatment (PDT) is possible using the VISULAS 690s in combination with medication. In contrast to conventional treatment, the sensitive receptor layer of the retina is not damaged. During the treatment, the patient is first given an injection of light-sensitive dye (Visudyne® from Novartis) which is deposited selectively only in the neovascularisations. The dye is activated in the subsequent laser treatment; it reacts with the oxygen in the tissues and destroys the diseased cells, thereby closing off abnormal vessels. The result of such treatment is the arrest of further loss of visual acuity. By receiving its approval in Japan, the VISULAS 690s and Visudyne® therapy has once again demonstrated its effectiveness and safety: this means that the quality of life for many people all over the world can now be significantly improved.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82
E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Carl Zeiss Meditec takes over software specialist

Carl Zeiss Meditec AG takes over its longstanding alliance partner and software specialist hiko medical communications GmbH, headquartered in Pirmasens. The respective contracts were signed today by both sides.

hiko medical communications GmbH currently employs a workforce of 40 and specialises in the development of medical software solutions. It markets a successful product under the name of VISUPAC, which enables filing and management of diagnostic and treatment data by eyecare specialists and clinics. This technology can be integrated into practice and clinic management systems that manage, for example, patient and accounting data. Furthermore, hiko has an efficient team of development, marketing and service specialists at its disposal. For the financial year 2003 (ending 31 December) hiko communications GmbH anticipates total sales of EUR 7 million and an estimated EBIT margin of 9%.

With the takeover Carl Zeiss Meditec is securing the necessary resources and know-how for networking its devices and systems. On this basis the company's equipment and systems business is to be expanded to include special cross-platform software solutions for the field of ophthalmology.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Goeschwitzer Str. 51 - 52, Phone +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

Expansion: Carl Zeiss Meditec takes over software specialist

100 % interest acquired in hiko medical communications GmbH of Pirmasens – networking of equipment and systems offers additional growth potential

(Jena, 17 December 2003) Carl Zeiss Meditec AG, listed in the Prime Standard at the German Stock Exchange, takes over Pirmasens-based software specialist hiko medical communications GmbH. The respective contracts were signed today by both sides.

hiko medical communications GmbH currently employs a workforce of 40 and specialises in the development of medical software solutions. It markets a successful product under the name of VISUPAC, which enables filing and management of diagnostic and treatment data by eyecare specialists and clinics. This technology can be integrated into practice and clinic management systems that manage, for example, patient and accounting data. Furthermore, hiko has an efficient team of development, marketing and service specialists at its disposal.

"The takeover of our longstanding alliance partner hiko medical communications GmbH represents a further step in our strategy," said Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG. "We will be securing the necessary resources and know-how for ourselves, in order to expand our equipment and systems business to include special cross-platform software solutions for ophthalmic applications. The multitude of Carl Zeiss Meditec systems installed worldwide provides an excellent basis for the successful establishment of new solutions in this sector," added Krauss. Customer satisfaction is the main focus of Carl Zeiss Meditec: The objective is to provide even more comprehensive support to specialists in

Press Release

their work routines, thus enabling a substantial increase in productivity through efficient management of ophthalmic diagnostic and therapy data in conjunction with intelligently networked devices and systems.

Carl Zeiss Meditec and hiko medical communications GmbH have been cooperating successfully since 1996. The outcome of this cooperation is software for filing and managing images of the fundus of the eye (so-called *fundus imaging*). For the financial year 2003 (ending 31 December) hiko communications GmbH anticipates total sales of € 7 million and an estimated EBIT margin of 9 %.

For further information on hiko medical communications GmbH visit www.hiko.de

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

28 percent of Carl Zeiss Meditec shares are free float holdings. The remaining 72 percent are held by Carl Zeiss, a leading international group of companies operating worldwide in the optical and opto-electronic industry.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

At international event Carl Zeiss Meditec confirmed as world leader in the field of ophthalmology

All exhibits sold at medical exhibition in Dubai – preparations for establishment of a reference centre

(Jena, 29 January 2004) The participation of Carl Zeiss Meditec AG at Arab Health – the most important medical exhibition in the Arabian world that has just closed its gates in Dubai – was a success. In the commercial hub of the United Arab Emirates the company displayed its premium products for early recognition of widespread eye diseases such as glaucoma and age-related macular degeneration (AMD). The supplier of ophthalmic solutions was able to sign contracts for the supply of systems worth over € 100,000 and negotiate further major projects to the signature stage. Ulrich Krauss, President and CEO of Carl Zeiss Meditec, offered words of praise: "We are pleased that our attendance at this exhibition has once again demonstrated our global presence: Premium technologies and innovative power are available to our customers in all four corners of the earth."

Carl Zeiss Meditec AG is preparing a further major project in Dubai: the establishment of a reference centre in a newly-constructed hospital. The first equipment system, a state-of-the-art MEL 80™ excimer laser for the treatment of vision defects, is due to be installed there within the next few days. Ulrich Krauss explained: "We are certain that the Carl Zeiss Meditec reference centre will send out positive impulses to the whole Arabian peninsular. As the commercial centre of the region, Dubai has invested large sums in establishing a highly developed health system and offers an excellent standard of medical care.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Brief description of document # 60

The following document was published according to legal requirements as listed in Exhibit A, item #1. It represents a summarized version of the complete invitation to the Annual General Meeting 2004. Therefore, for further information we refer to Exhibit B, document #67.

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec AG, Jena

– ISIN: DE0005313704 –

Einladung zur ordentlichen Hauptversammlung

Wir laden hiermit unsere Aktionäre zu der am

Freitag, den 19. März 2004, um 10.00 Uhr

im Hotel Steigenberger Esplanade, Carl Zeiß-Platz 4, 07743 Jena, stattfindenden ordentlichen Hauptversammlung ein.

Tagesordnung:
(Kurzfassung)

1. **Vorlage des festgestellten Jahresabschlusses und des gebilligten Konzernabschlusses zum 30. September 2003 sowie des Lageberichts für die Carl Zeiss Meditec AG und den Konzern für das Geschäftsjahr 1. Oktober 2002 bis 30. September 2003 mit dem Bericht des Aufsichtsrats**
2. **Beschlussfassung über die Entlastung der Mitglieder des Vorstands für das Geschäftsjahr 2002/2003**
3. **Beschlussfassung über die Entlastung der Mitglieder des Aufsichtsrats für das Geschäftsjahr 2002/2003**
4. **Wahl des Abschlussprüfers und des Konzernabschlussprüfers für das Geschäftsjahr 2003/2004**
5. **Beschlussfassung über die Ermächtigung zum Erwerb eigener Aktien**
6. **Beschlussfassung über die Aufhebung des bestehenden genehmigten Kapitals sowie Satzungsänderung**
7. **Beschlussfassung über die Schaffung eines neuen genehmigten Kapitals I und Satzungsänderung**
8. **Beschlussfassung über die Schaffung eines neuen genehmigten Kapitals II und Satzungsänderung**
9. **Beschlussfassung über die Änderung der Satzung betreffend den Aufsichtsrat**
10. **Beschlussfassung über die Änderung der Satzung in § 21 Abs. 2 (Teilnahmerecht)**

Die vollständige Tagesordnung mit den Beschlussvorschlägen der Verwaltung und die Berichte des Vorstands über den Ausschluss des Bezugsrechts bei der Veräußerung eigener Aktien gemäß § 71 Abs. 1 Nr. 8 Satz 5 i. V. m. § 186 Abs. 4 Satz 2 AktG zu Tagesordnungspunkt 5, über den Ausschluss des Bezugsrechts bei der Verwendung des genehmigten Kapitals I gemäß § 203 Abs. 1 und Abs. 2 Satz 2 i. V. m. § 186 Abs. 4 Satz 2 AktG zu Tagesordnungspunkt 7 sowie über den Ausschluss des Bezugsrechts bei der Verwendung des genehmigten Kapitals II gemäß § 203 Abs. 1 i. V. m. § 186 Abs. 4 Satz 2 AktG zu Tagesordnungspunkt 8 sind am Freitag, den 6. Februar 2004, im elektronischen Bundesanzeiger veröffentlicht.

Die vollständigen Angaben der Einberufung der Hauptversammlung sind auch bei den unter den Allgemeinen Hinweisen benannten Kreditinstituten kostenfrei erhältlich oder können im Internet unter www.meditec.zeiss.de/hauptversammlungen eingesehen werden. Des Weiteren können die vollständigen Texte den Mitteilungen gemäß § 125 AktG entnommen werden. Diese erhalten die Aktionäre unaufgefordert von ihren depotführenden Kreditinstituten.

Die unter den Tagesordnungspunkten 1, 5, 7 und 8 benannten Unterlagen liegen vom Tage der Einberufung der Hauptversammlung an in den Geschäftsräumen der Gesellschaft, Göschwitzer Straße 51–52, 07745 Jena, zur Einsichtnahme durch die Aktionäre aus. Sie können ebenfalls im Internet unter www.meditec.zeiss.de/hauptversammlungen eingesehen werden. Auf Verlangen werden die vorbenannten Unterlagen jedem Aktionär unverzüglich und kostenlos übersandt.

Allgemeine Hinweise

Zur Teilnahme an der Hauptversammlung und zur Ausübung des Stimmrechts sind gemäß § 21 der Satzung die Aktionäre berechtigt, die ihre Aktien spätestens am Freitag, den 12. März 2004, bei einem deutschen Notar, bei einer zur Entgegennahme der Aktien befugten Wertpapier-Sammelbank oder bei einer der nachstehend genannten Hinterlegungsstellen hinterlegt haben und bis zur Beendigung der Hauptversammlung am Freitag, den 19. März 2004, belassen. Die Hinterlegung ist auch dann ordnungsgemäß erfolgt, wenn Aktien mit Zustimmung einer Hinterlegungsstelle für diese bei einem Kreditinstitut bis zur Beendigung der Hauptversammlung gesperrt werden; die Zustimmung der Hinterlegungsstelle ist auf Verlangen des Versammlungsleiters nachzuweisen.

Hinterlegungsstellen sind die folgenden Geschäftsbanken, bei denen die Aktien während der üblichen Geschäftsstunden hinterlegt werden können:

- Commerzbank AG
- DZ Bank AG Deutsche Zentral-Genossenschaftsbank
- Landesbank Hessen-Thüringen, Girozentrale

Im Falle der Hinterlegung bei einem Notar oder einer Wertpapier-Sammelbank ist die von diesen auszustellende Bescheinigung, welche die hinterlegten Stücke nach Nummern zu bezeichnen hat, spätestens am Montag, den 15. März 2004, bei einer der übrigen vorgenannten Hinterlegungsstellen einzureichen.

Aktionäre, die nicht persönlich an der Hauptversammlung teilnehmen möchten, können ihr Stimmrecht durch Bevollmächtigte, zum Beispiel durch ein Kreditinstitut oder eine Aktionärsvereinigung, ausüben lassen.

Als besonderen Service bieten wir unseren Aktionären an, dass sie sich durch weisungsgebundene Stimmrechtsvertreter, welche von der Gesellschaft benannt werden, vertreten lassen können.

Diejenigen Aktionäre, die den Stimmrechtsvertretern eine Vollmacht erteilen möchten, benötigen hierzu eine Eintrittskarte der Hauptversammlung. Um den rechtzeitigen Erhalt der Eintrittskarte sicherzustellen, sollte die Bestellung möglichst frühzeitig bei der Depotbank eingehen.

Die Vollmachten sind schriftlich zu erteilen. Soweit von der Gesellschaft benannte Stimmrechtsvertreter bevollmächtigt werden, müssen diesen in jedem Falle Weisungen für die Ausübung des Stimmrechts erteilt werden. Ohne diese Weisungen ist die Vollmacht ungültig. Die Stimmrechtsvertreter sind verpflichtet, weisungsgemäß abzustimmen.

Weitere Informationen zur Stimmrechtsvertretung erhalten die Aktionäre zusammen mit der Einladung zur Hauptversammlung von ihrer Depotbank oder unter der Internetadresse www.meditec.zeiss.de/hauptversammlungen.

Anträge von Aktionären nach §§ 126, 127 AktG sind zu richten

- per Post an:

  Carl Zeiss Meditec AG
  c/o Haubrok Corporate Events GmbH
  Widenmayerstraße 32
  80538 München

- per Telefax an die Nummer:

  0 89 / 21 02 72 98

- per E-Mail an die Adresse:

  gegenantraege@haubrok-ce.de

Etwaige Anträge für einen bestimmten Punkt der Tagesordnung und ihre Begründung, die bis Freitag, dem 5. März 2004, 24:00 Uhr, bei den oben genannten Adressen eingehen, werden unverzüglich nach ihrem Eingang im Internet unter www.meditec.zeiss.de/hauptversammlungen veröffentlicht. Eventuelle Stellungnahmen der Verwaltung werden nach diesem Datum ebenfalls unter der genannten Internetadresse veröffentlicht.

Jena, im Februar 2004

Carl Zeiss Meditec AG
Der Vorstand

Consolidated net income increased by a third

(Jena, 12 February 2004) In the first quarter of the financial year 2003/2004 Carl Zeiss Meditec AG further improved its profit situation, despite a slight downturn in sales. Consolidated net income grew by more than a third to EUR 3.5m (previous year: EUR 2.5m). This is mainly attributable to a continued improvement in the gross margin of 43.7% due to innovative products and optimised manufacturing costs (previous year: 40.4%). Changes in exchange rates between the euro and US dollar and Japanese yen caused sales to fall slightly (by 3.3%) to EUR 58.4m compared to EUR 60.4m in the same period of the previous year. Had exchange rates remained constant, however, sales would have increased by 6.7% to EUR 64.5m.

Activities have been expanded, particularly in the marketing & sales and research & development sectors, in order to set the stage for planned growth. Despite this, the EBIT margin increased slightly over the previous year. In the first quarter the latter stood at 10.5% (previous year: 10.2%). This corresponds to a value of EUR 6.1m (previous year: EUR 6.1m).

There has been a significant improvement in cash flow from operating activities. Compared to the same period of the previous year, the latter grew by 156.6% to EUR 5.0m (previous year: EUR 2.0m).

The equity ratio has improved several times in succession and now stands at 61% (30 September 2003: 59%). Net debt again decreased to EUR 18.8m (30 September 2003: EUR 24.2m).

This year the company will continue laying the foundations, as planned, for future growth. In consideration of exchange rate trends and under the assumption of a continued strong euro the company anticipates a single-digit percentage growth in sales in 2004. On the other hand, a further improvement in profitability is expected. The return on sales is to be substantially increased.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Investor Relations, Göschwitzer Str. 51 -52, D-07745 Jena, Telefon +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Consolidated net income increased by a third

Sales decrease slightly due to currency exchange effects in q-to-q comparison – significant increase in cash inflow from operating activities: 156.6 % boost in operating cash flow over the comparative period last year

(Jena, 12 February 2004) In the first quarter of the financial year 2003/2004 Carl Zeiss Meditec AG – listed in the Prime Standard at the German Stock Exchange – further improved its profit situation, despite a slight downturn in sales. Consolidated net income grew by more than a third to € 3.5m (previous year: € 2.5m). This is mainly attributable to a continued improvement in the gross margin of 43.7% due to innovative products and optimised manufacturing costs (previous year: 40.4%). Changes in exchange rates between the euro and US dollar and Japanese yen caused sales to falls slightly by 3.3% to € 58.4m compared to € 60.4m in the same period of the previous year. Had exchange rates remained constant, however, sales would have increased by 6.7% to € 64.5m. Accounting for 53.5 % of sales, America is still the most important market, followed by Europe (21.6 %) and Asia (17.4 %).

In order to set stage for planned growth there has been an expansion of activities in the marketing & sales and research & development sectors. Despite this, the EBIT margin increased slightly over the previous year. In the first quarter the latter stood at 10.5% (previous year: 10.2%). This corresponds to a value of € 6.1m (previous year: € 6.1m).

There has been a significant improvement in cash flow from operating activities. Compared to the same period of the previous year, the latter grew by 156.6% to € 5.0m (previous year: € 2.0m).

Ulrich Krauss, President and CEO: "Despite the adverse trends in exchange rates, in particular the US dollar, we are continuing to improve

Press Release

our profit situation. That will remain so in the future. In doing so we are laying a solid foundation for our future expansion course, for which we this year – as announced – intend to create important strategic prerequisites."

As recently as 17 December last year the company acquired software specialist hiko medical communication. In this way, the company's equipment and systems business is to be expanded to include special cross-platform software solutions for the field of ophthalmology. Other strategic priorities in the current year are a further increase in market penetration and the expansion of the company's product portfolio.

Thanks to the profitable course of business, it was possible to finance the hiko acquisition for the main part from cash flow from operating activities. As a result, cash and cash equivalents fell only slightly to € 43.4m at the end of the quarter (30 September 2003: € 45.0m). The equity ratio has improved several times in succession and now stands at 61% (30 September: 59%). Net debt again decreased to € 18.8m (30 September 2003: € 24.2m).

As of 31 December 2003 Carl Zeiss Meditec had 800 employees, including 40 employees at hiko. In addition there were 27 trainees. The corresponding figures for the previous year were 867 employees, plus 26 trainees.

Carl Zeiss Meditec is upholding its plans to double sales and increase EBIT to at least 15% in the next five years. Ulrich Krauss, President and CEO: "This year we will be laying further foundation stones for achieving our ambitious goals. Due to exchange rate trends and under the assumption of a continued strong euro we anticipate a single-digit percentage growth in sales in 2004. On the other hand, a further improvement in profitability is expected. A further goal is to secure a substantial improvement in return on sales."

ZEISS CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled 150-year heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative Stratus OCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
07745 Jena/Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

EXHIBIT C
- Ref. # 63 -

3-Month Report

2003/2004



Q1

ZEISS CARL ZEISS MEDITEC

The first quarter 2003/2004 at a glance

Strategic milestones

- *Acquisition of software specialist hiko medical communication aimed at exploiting potential in the intelligent netwoking of equipment and systems*
- *Presentation of new products and technologies at the world's largest ophthalmology trade fair AAO*
- *Initiative launched for a selective increase in market penetration*
- *Consistent working capital management contributes to the further improvement in operative cash flow*

Overview of business development

(in € '000)	**3-Month Report** 2003/2004	**3-Month Report** 2002/2003	Change
Consolidated sales[1]	**58,403**	**60,400**	**- 3.3%**
Earnings before interest and taxes (EBIT)[1]	**6,138**	**6,133**	**+ 0.1%**
EBIT margin[1] (%)	*10.5*	*10.2*	*+ 0.3 Pts.%*
Consolidated net income from continuing operations[1]	**3,507**	**3,019**	**+ 16.2%**
Earnings per share (continuing operations)[1] (€)	*0.12*	*0.12*	*+ 0.0%*
Consolidated net income	**3,507**	**2,532**	**+ 38.5%**
Earnings per share (€)	*0.12*	*0.10*	*+ 20.0%*
Weighted average number of shares outstanding (in thousand)	*28,402*	*25,833*	*+ 9.9%*
	31 December 2003	**30 September 2003**	
Cash and cash equivalents	**43,426**	**45,015**	**- 3.5%**
Trade accounts receivable	**25,392**	**30,344**	**- 16.3%**
Days of sales outstanding (days)	*53.5*	*59.1*	*- 9.5%*
Net working capital	*38,223*	*41,413*	*- 7.7%*
Liabilities	**74,799**	**81,298**	**- 8.0%**
Net Debt	*18,784*	*24,194*	*- 22.4%*
Equity ratio (%)	*61.0*	*59.0*	*+ 2.0 Pts.%*
	3-Month Report 2003/2004	**3-Month Report** 2002/2003	
Cash flow from operating activities	**5,006**	**1,951**	**+ 156.6%**
Cash flow per share (€)	**0.18**	**0.08**	**+ 125.0%**

1 *In the previous financial year adjusted for discontinued operations*

Contents

Q1

Dear Shareholders,
Ladies and Gentlemen,

Following a financial year 2002/2003 marked by restructuring measures, in the current financial year we will be concentrating on setting the stage for the achievement of our long-term growth targets. With the acquisition of software specialist hiko medical communication GmbH ("hiko") in the first three months of the current financial year we have secured the necessary resources and know-how for the further expansion of our equipment and systems business in the form of special cross-platform software solutions for the ophthalmic field. At the same time we have launched a broad sales drive aimed at further exploiting potential in the growth market for ophthalmology. This will give an additional push to our already existing worldwide market penetration. In addition, we have intensified our endeavours in the field of research and development. We presented the results of our activities in this sector at the world's largest ophthalmology trade fair, organised by the American *Academy of Ophthalmology (AAO)* at Anaheim, California (USA). Our exhibits included major new products in the field of refractive surgery, such as the CRS-Master™ and the new Humphrey® Glaucoma Progression Analysis (GPA™) software. A further highlight was the PreView PHP diagnostic unit, which can be used to obtain exact measurements of retinal functions.

In vital sectors, the business situation at Carl Zeiss Meditec has continued to exhibit an upward trend. Despite the fact that we experienced a slight decline in sales of 3.3% to € 58.4m due to the development of exchange rates - based on constant exchange rates sales would have risen by 6.7% to €64.5m - we were able to further improve our profitability. In particular, innovative products helped to boost our gross margin by 3.3 percentage points to 43.7% (previous year: 40.4%). This was accompanied by an improvement in the EBIT margin from 10.2% to 10.5%. This corresponds to an EBIT of € 6.1m (previous year: € 6.1m), thus compensating for increased costs in research and development as well as marketing and sales. It enabled the realisation of major investment projects intended as a basis for securing future growth, at the same time improving profits. This manifested itself in the consolidated net income, which at € 3.5m showed an increase of more than a third compared to the previous year. Despite the greater number of shares compared to the previous year, earnings per share therewith increased to € 0.12 (previous year: € 0.10).

A substantial improvement has been achieved in operative cash flow. Compared to the first quarter of the previous year, the latter rose by 156.6% to € 5.0m (previous year: € 2.0m). This enabled the acquisition of hiko to be financed almost completely from cash flow from operating activities. Existing liquidity reserves thus remained untouched.

We continue to uphold our target of doubling sales in the next five years with an EBIT margin of at least 15%. Development in this direction will not, however, be linear. In particular, forecasts of trends in exchange rate influences on sales have proved increasingly difficult. Nevertheless, the quarterly report in hand confirms that the highest priority should be placed on a further rapid increase in operative profitability, in addition to investing in innovative products and sales structures.



Members of the Management Board

From left to right:
Bernd Hirsch
Dr Walter-Gerhard Wrobel
Ulrich Krauss

In the light of imponderabilities with regard to future trends in exchange rates from the US dollar and Japanese yen to the euro, in the current financial year we anticipate a growth in sales in the single-digit range compared to the previous year. However, had exchange rates remained constant, this growth would have been considerably greater. Our profitability is to be further improved: Due to the elimination of extraordinary tax effects from the previous year, in the financial year 2003/2004 we anticipate an above-average improvement in the return on sales.

We will continue to selectively expand our investor relations activities. In addition, we are endeavouring to boost the level of awareness of our company and achieve a more closely-knit relationship to our investors. Our strategic goal in this respect remains the admission to the TecDAX, although this will admittedly be influenced by the development of other listed companies and possible stock market flotations this year.

Ulrich Krauss	**Bernd Hirsch**	**Dr Walter-Gerhard Wrobel**
President and CEO	*Member of the Management Board*	*Member of the Management Board*

01

Management report to the consolidated interim financial statement

1. Executive summary

Despite the adverse effect on sales caused by the deterioration of exchange rates Carl Zeiss Meditec AG ("Carl Zeiss Meditec", "the Company") was able to further improve its operative profitability in the first quarter of the current financial year. Compared to the same period of the previous year, consolidated sales decreased slightly by 3.3% to € 58.4 m (previous year: € 60.4m). Had exchange rates remained constant, however, sales would have increased by 6.7% to € 64.5m. Innovative products were the driving force behind the gross margin of 43.7%, constituting an increase of 3.3 percentage points over the previous year. The EBIT margin thus increased to 10.5% (previous year: 10.2%) and the EBIT amounted to € 6.1m (previous year: € 6.1m). In the reporting period, consolidated net income rose by more than a third to € 3.5m (previous year: € 2.5m).

The system for the monitoring and controlling of working capital introduced in the past year has contributed to a reduction in accounts receivable and inventories shown in the balance sheet. Besides consolidated net income, this was a major prerequisite for a substantial improvement in cash flow from operating activities: The latter increased by 156.6% to € 5.0m (previous year: € 2.0m) over the comparative period of the previous year. This was a major prerequisite for enabling the Company to finance the acquisition of software specialist hiko medical communication GmbH ("hiko") substantially from cash flow. Equity ratio improved again and amounts to 61.0% (30 September 2003: 59.0%).

2. Structure of the financial statements

The following aspects must be borne in mind with regard to the structure of the consolidated financial statements:

- **Expansion of the reporting entity:** On 17 December 2003 Carl Zeiss Meditec acquired a 100% interest in hiko medical communication GmbH of Pirmasens, Germany. Accordingly, from this date onwards the activities of hiko are reflected in the consolidated financial statements of Carl Zeiss Meditec.

- **Reporting of discontinued operations:** With effect from 1 May 2003, in the past financial year Carl Zeiss Meditec sold off the Aesthetic and Dental divisions that were not part of its core business to the Italian companies EL.EN S.p.A., Florence, Italy, and Quanta System S.p.A., Milan, Italy. In accordance with the accounting rules set forth in SFAS No. 144 this disposal was identified as "discontinued operations". Accordingly, the contributions to sales and expenses generated in this sector were aggregated in the previous year's consolidated income statement and shown separately. The revenue from the sale of business units is shown at the bottom of the income statement ("Consolidated net income from discontinued operations"). In the 2003/2004 financial year no entry has been made for discontinued operations.

3. Sales trends

The exchange rate relations from US dollar and Japanese yen to the euro deteriorated considerably in the reporting period to the disadvantage of the euro. In both of these currency zones, however, Carl Zeiss Meditec generated a substantial part of its sales: 53.5% of consolidated sales were generated in the Americas alone, a further 17.4% in the Asia/Pacific region. Currency developments thus also exerted an influence on the sales trends of Carl Zeiss Meditec. Compared to the previous year, consolidated sales in the first quarter fell slightly (3.3%) from € 60.4m to € 58.4m. Had the exchange rates remained constant, however, sales would have increased by 6.7% to € 64.5m.

In the field of diagnostic equipment, the main sales generators were the STRATUSOCT™, HFA II*i*, IOLMaster® and the fundus cameras VISUCAM™ C and VISUCAM™ *lite*. In the field of therapeutic systems, sales were spearheaded by the MEL 80™ refractive laser, the VISULAS™ 532s and the VISULAS™ YAG II *plus*. Impressive evidence of the pre-eminence of Carl Zeiss Meditec products was delivered in the first quarter at the world's largest ophthalmology trade fair organised by the *American Academy of Ophthalmology (AAO)*. At the AAO, a key trade fair for the whole industry, the Company posted a record order intake with an increase of almost 40% over the previous year.

The following table shows a breakdown of consolidated sales for the first three months of the current financial year by business segment:

Consolidated sales by business segment

(in € '000)


3-Month Report
2003/2004
3-Month Report
2002/2003
5,133
42,620
10,650
5,990
47,022
7,388
Consolidated sales: 58,403
Consolidated sales: 60,400
Service
-14.3%
Diagnostic
-9.4%
Laser
+44.2%

There has been a shift in the overall breakdown of consolidated sales by business segment on the basis of constant exchange rates: In this case the diagnostic sector would have increased by 1.8% to € 47.9m compared to € 47.0m in the previous year; revenue in the service business would have decreased by 4.5% to € 5.7m (previous year: € 6.0m). Sales of laser systems would have increased by 47.0% to € 10.9m.


3-Month Report
2003/2004
3-Month Report
2002/2003
5,719
47,876
10,858
5,990
47,022
7,388
Consolidated sales: 64,453
Consolidated sales: 60,400
Service -4.5%
Diagnostic +1.8%
Laser +47.0%

Consolidated sales by business segment on the basis constant exchange rates

(in € '000)

A breakdown of sales by region demonstrates that Carl Zeiss Meditec has been able to stand its ground, particularly in Europe. Here, sales increased by 22.7% from € 10.3m in the previous year to € 12.6m. Despite the continuing debate over the reform of the health systems, particularly in Germany and Japan, we have managed to keep sales in these two markets at a more or less constant level. In the Asian/Pacific region the same level was reached as in the previous year at € 10.2m. In Germany, the total sales figure of € 4.4m was 4.0% lower than the previous year (€ 4.6m). Due to the substantial weakening of the US dollar against the euro, sales in the American region – comprising mainly the USA – fell by 11.7% to € 31.2m (previous year: € 35.4m). On top of this, since the beginning of the current financial year the US subsidiary has no longer been working as an OEM manufacturer for other companies (OEM business). However, we have successfully compensated for the shortfall in sales due to the discontinuation of this business. This can be clearly seen in the following table of regional sales on the basis of constant exchange rates.


3-Month Report
2003/2004
3-Month Report
2002/2003
10,187
31,247
12,595
4,374
10,180
35,396
10,267
4,557
Consolidated sales: 58,403
Consolidated sales: 60,400
Asia/Pacific* +0.1%
Americas -11.7%
Europe (w/o Germany) +22.7%
Germany -4.0%
(* including Africa)

Consolidated sales by region

(in € '000)

On the basis of constant exchange rates a growth in sales would have been achieved in virtually all regions. Increase rates would have been realised also in the world's two largest markets for medical technology, the USA and Japan. In the American region sales would have amounted to € 36.7m – 3.7% higher than in the same quarter of the previous year. In the Asian/Pacific region total sales would have stood at € 10.8m – an increase of 5.6%. In the USA the Company has also been able to compensate for the discontinuation of OEM business.

Consolidated sales by region on the basis of constant exchange rates

(in € '000)


3-Month Report
2003/2004
3-Month Report
2002/2003
10,751
36,716
12,608
4,378
10,180
35,396
10,267
4,557
Consolidated sales: 64,453
Consolidated sales: 60,400
Asia/Pacific* +5.6%
Americas +3.7%
Europe (w/o Germany) +22.8%
Germany -3.9%
(*including Africa)

4. Net worth

a) Statement of net worth

The sound balance sheet structure was further improved in the first three months of the financial year 2003/2004. The development of the principal balance sheet items is summarised in the following graph:

Structure of consolidated balance sheet as of 31 December and 30 September 2003

(in € '000)


31.12.2003
30.9.2003
43,426
96,220
44,485
15,760
45,015
103,818
45,896
11,116
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Long-term assets (w/o goodwill)
Goodwill
45,408
29,391
121,915
3,177
50,316
30,982
121,400
3,147
Liabilities and shareholders' equity
Current liabilities
Long-term liabilities
Shareholders' equity
Balancing item for holdings of other companies
Consolidated balance sheet total: 199,891
Consolidated balance sheet total: 205,845

The consistent implementation of the receivables management system has resulted in a 16.3% reduction in accounts receivable to € 25.4m as of 31 December 2003 (30 September 2003: € 30.3m). Furthermore, there has been a decrease in inventories. As of 31 December 2003 this item amounted to € 36.2m (30 September 2003: € 38.6m). This represents a decrease of 6.3%. This effect was diminished only by the addition of inventories worth € 1.8m on 17 December 2003 in connection with the acquisition of hiko medical communication GmbH. Following the hiko acquisition, cash and cash equivalents decreased only marginally from € 45.0m on 30 September 2003 to € 43.4m on 31 December 2003. The acquisition of hiko resulted in an increase in total assets posted under Goodwill. As of 31 December 2003 the latter had increased by € 4.7m to € 15.8m (30 September: € 11.1m).

Changes on the liabilities side of the consolidated balance sheet relate to accounts payable. Trade accounts payable fell by 21.9% to € 8.3m (30 September: € 10.6m). The increase in liabilities towards related parties relates to the interim financing of tax liabilities by the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. through Carl Zeiss Co. Ltd., as financing conditions are currently more favourable in Japan.

b) Key data on net worth

The improvement of the financial structure is also apparent from the following key figures:

Key data on net worth

Key ratios	Definition	31 December 2003	30 September 2003	Change
Equity ratio	Equity capital / Balance sheet total	61.0%	59.0%	+2.0 Pts.%
Net debt	Liabilities less cash and cash equivalents less accounts receivable from group treasury Carl Zeiss Group	€ 18,784,000	€ 24,194,000	-22.4%
Inventory turnover[2]	Cost of goods sold / Average on inventories X 1/4	3.5	3.4	+2.9%
Days of sales outstanding (DSO)[2]	Trade accounts receivable / Consolidated sales X 90 days	53.5 days	59.1 days	-9.5%
Equity-assets ratio	Equity capital / Fixed assets	359.6%	358.1%	+1.5 Pts.%

2 The stated key figure definitions relate to the first quarter of financial years 2003/2004 and 2002/2003 respectively

5. Financial position

a) Statement of financial position

Consolidated cash flow statement (abstract)

(in € '000)


1,951
5,006
1,668
(5,937)
(523)
1,234
2,837
(1,589)
10,020
43,426
3-Month Report 2003/2004
3-Month Report 2002/2003
Cash and cash equivalents at the end of the reporting period
Change in cash and cash equivalents
Cash flow from financing activites
Cash flow from investing activites
Cash flow from operating activites

The financial position of Carl Zeiss Meditec has also continued to improve over the previous year. Substantial improvements have been achieved, particularly in terms of operating cash flow. This enabled the acquisition of software specialist hiko to be financed mainly from the cash flow generated in the operative sector. The net change in cash is thus € -1.6m compared to € 2.8m in the same quarter of the previous year.

Cash flow from operating activities increased over the comparative period of the previous year by 156.6% to € 5.0m (previous year: € 2.0m). In addition to the improved consolidated net income, the sharp decrease in accounts receivable and inventories exerted a strong influence on this development.

In the reporting period cash flow from investing activities amounted to € -5.9m (previous year: € 1.7m). For the main part this was attributable to the acquisition of software specialist hiko. Net of cash acquired, the investment totalled € 5.7m. In addition, investments in property, plant and equipment increased by € 1.0m compared to the same quarter of the previous year. The latter related mainly to investments in the Company's IT infrastructure and the costs for new trade fair stand design.

In the first three months of the current financial year the cash flow from financing activities amounted to € 1.2m (previous year: € -0.5m). Due to the Company's excellent liquidity situation, there are still no liabilities of any kind towards the group treasury of the Carl Zeiss Group. Cash inflow from borrowing activities by related parties relates to the interim financing of tax liabilities by the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. through Carl Zeiss Co. Ltd., as financing conditions are currently more favourable in Japan.

b) Key ratios relating to financial position

Key ratios relating to financial position

(in € '000)

Key ratios	Definition	31 December 2003	30 September 2003	Change
Cash and cash equivalents	Cash at bank and in hand	43,426	45,015	-3.5%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable (prev. year: liabilities) against Carl Zeiss Group treasury	56,015	57,067	-1.8%
Net working capital	Current assets less cash and cash equivalents less accounts receivable from group treasury of the Carl Zeiss Group less current liabilities	38,223	41,413	-7.7%
Working capital ratio	Current assets / Current liabilities	307.5%	295.8%	+11.7 Pts.%
Cash flow per share	Cash flow from operating activities / Weighted average of shares outstanding	0.18	0.08	+125.0%

6. Earnings position

a) Statement of earnings

Consolidated income statemen (abstract)

(in € '000)

	3-Month Report 2003/2004	3-Month Report 2002/2003	Change
Sales	58,403	60,400	-3.3%
Earnings before interest and taxes (EBIT)	6,138	6,133	+0.1%
Consolidated net income	3,507	2,532	+38.5%
Earnings per share (in €)	0.12	0.10	+20.0%

There was a significant improvement in the consolidated gross margin compared to the previous year. In the first three months of the current financial year the latter amounted to 43.7% (previous year: 40.4%). This can be attributed to the continuous optimisation of manufacturing costs and the overall product mix sold, the latter having changed in favour of innovative new products.

Compared to the first three months of the previous year, marketing and selling expenses increased from € 10.2m to € 11.2m. One reason for this are the intensified marketing activities, among others, in conjunction with the world's largest ophthalmology trade fair, the *American Academy of Ophthalmology (AAO)*. Beside the campaign to systematically extend market penetration, these are the structural prerequisites for the implementation of the ambitious goals the Company has set itself for the next five years. The increase in general administrative expenses to € 2.7m (previous year: € 2.4m) is mainly attributable to the costs for a series of smaller projects. These include the annual report and fees in connection with the stock exchange listing. Compared to the same period of the previous year, expenses for research and development increased by 5.4% from € 5.4m to € 5.7m. Work was intensified on important projects with the aim of boosting the competitive strength of Carl Zeiss Meditec in the future (cf. *7. Research and development*). In addition, this item was increased by expenses incurred in the reporting period for FDA approval of the MEL 80™ refractive laser in the USA.

On this basis, earnings before interest and tax (EBIT) amounted to € 6.1m (previous year: € 6.1m). Already in the same period of the previous year, losses attributable to the sold-off Aesthetic and Dental operations had not been included in the figures.

After making allowance for a meanwhile normalised tax rate and a decrease in interest expenses, consolidated net income from continuing operations increased by 16.2% to € 3.5m following € 3.0m in the previous year. Besides the improved profitability, the growth in consolidated net income is also attributable to the focus on core business in the previous year. Compared to the first quarter of the previous year, the latter increased by more than a third from € 2.5m to € 3.5m. Despite the greater number of shares compared to the previous year, earnings per share increased to € 0.12 (previous year: € 0.10).

b) Key ratios relating to earnings position

Key ratios relating to earnings position



10.2%
10.5%
4.2%
6.0%
8.3%
11.5%
4.9%
7.0%
3-Month Report 2003/2004
3-Month Report 2002/2003
Return on assets (quarter)
Return on equity (quarter)
Return on sales
EBIT margin

7. Research and development

In the first three months of the current financial year Carl Zeiss Meditec spent € 5.7m on research and development, including the sum of € 0.3m in subsidies (previous year: € 5.4m including € 0.3m in subsidies). For the period under review this represented 9.8% of consolidated sales (previous year: 9.0%).

The increased R&D costs compared to the previous year reflect the goal of Carl Zeiss Meditec to further consolidate and expand its market position in future. Product innovations that boost the efficiency of specialists and enable improved diagnosis and treatment of patients – such as the STRATUSOCT™, Humphrey Field Analyzer HFA II*i*, IOLMaster® and MEL 80™ – will play an even greater role in future. In this context, special attention will be given to the early recognition of serious eye diseases such as glaucoma and age-related macular degeneration (AMD) – both ailments whose progress can be checked, but which cannot be healed.

It is precisely these issues that are the subject of major development projects. Preview PHP™, for example, is a system for early AMD recognition. A new application for measuring the anterior section of the eye (cornea and anterior chamber) is to be based on OCT technology. Such a system can, for instance, help to further improve the results of refractive operations or increase level of safety in the insertion of special intraocular lenses.

New products presented at the *American Academy of Ophthalmology (AAO)* included the GPA™ software, a diagnostic tool for the safe management of the progress of glaucoma with the aid of the HFA II*i*, a new software version for the successful product STRATUSOCT™ and the VISUCAM™ C und VISUCAM *lite* digital fundus cameras.

Carl Zeiss Meditec is also playing a major role in a series of inter-company research projects. Special mention should be given to a research and industrial alliance that is working on a new procedure for the correction of vision defects with the aid of ultra short-pulsed lasers (so-called femtosecond lasers). The Company has also made further progress within the scope of this joint project. Major license agreements have been signed and first laboratory tests completed.

8. Events of particular significance

On 17 December 2003 Carl Zeiss Meditec AG announced that the Company had acquired a 100% interest in its longstanding alliance partner hiko medical communication GmbH (hiko) in Pirmasens. Hiko specialised in the development of medical software solutions and under the name VISUPAC™ it markets a successful product that enables filing and management of diagnostic and treatment data by eye specialists and clinics. Furthermore, hiko disposes of its own efficient team of development, marketing and service specialists.

With the acquisition of hiko medical communication GmbH Carl Zeiss Meditec has taken a further major step in the implementation of its strategy. The Company will secure the necessary resources and know-how, in order to be able to offer customers cross-platform software solutions for ophthalmic applications.

9. Orders on hand

As of 31 December 2003 the Group's orders on hand amounted to € 15.3m (previous year: € 21.1m). When comparing these figures with the previous year it should be noted that customers are placing significantly shorter-term orders than hitherto. Orders on hand held by US subsidiary Carl Zeiss Meditec, Inc. were additionally subject to adverse exchange rate fluctuations and impacted by the discontinuation of OEM supplier relations since the beginning of this financial year.

10. Personnel

As of 31 December 2003 a workforce of 800 was employed worldwide by the Carl Zeiss Meditec Group, including 40 employees of former hiko medical communication GmbH acquired on 17 December 2003. In addition there were 27 trainees. The corresponding figures for the previous year were 867 employees, plus 26 trainees. Partially retired employees in Germany were not included in this figure.

11. Outlook

In the current financial year – and beyond – we will work systematically on the implementation of our strategic goal of establishing Carl Zeiss Meditec in the market as a supplier of all-round solutions for ophthalmology. On the strength of our unique technology and product portfolio and our efficient worldwide distribution network we will endeavour to provide our customers – the medical specialists – with innovative and intelligent networked products which will support them in their daily routines, enabling them to increase their level of efficiency.

The essential foundations for this growth are being laid today: The acquisition of software specialist and longstanding alliance partner hiko medical communication GmbH is an important precondition for creating solutions for the effective management of ophthalmic diagnostic and therapy data and intelligently networking devices and systems. Of further importance are the necessary linkage of innovative devices and consumables, the continued development of diagnostic systems for the early recognition of serious eye diseases, in addition to selectively rounding off and expanding our product portfolio.

Against a background of continued adverse economic conditions in the individual markets, in the current financial year we consider the selective and systematic exploitation of hitherto not fully utilised market potential to be a major challenge. For this purpose, together with our marketing partners we have launched a drive that is hoped to produce first results in the current financial year.

We shall continue to pursue our strategic goal of expanding our market position in the long term. Our sales are to be doubled over the next five years and the EBIT margin is to be pushed into the two-digit range with at least 15%. Development in this direction will not, however, be linear. In particular, the development of exchange rates between US dollar and Japanese yen and the euro is unfavourable for sales revenue posted in euros. At the same time, the quarterly report in hand confirms that the highest priority should be placed on a further rapid increase in operative profitability in addition to investing in innovative products and sales structures.

In the light of imponderabilities with regard to future trends in exchange rates from the US dollar and Japanese yen to the euro, in the current financial year we anticipate a growth in sales in the single-digit range compared to the previous year. However, had exchange rates remained constant, the growth rate would have been considerably greater. Our profitability is to be substantially improved: Due to the elimination of extraordinary tax effects from the previous year, in the financial year 2003/2004 we anticipate a significant improvement in the return on sales.

We will continue to selectively expand our investor relations activities. In addition, we are endeavouring to boost the level of awareness of our company and achieve a more closely-knit relationship to our investors. Our strategic goal in this respect remains the admission to the TecDAX, although this will admittedly be influenced by the development of other listed companies and possible stock market flotations this year.

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the Management or Supervisory Board of Carl Zeiss Meditec AG

		Number of Carl Zeiss Meditec shares (31 December 2003)
Management Board		
Ulrich Krauss	*Shares*	*500*
Dr Walter-Gerhard Wrobel	*Shares*	*0*
Bernd Hirsch	*Shares*	*500*
Supervisory Board		
Dr Michael Kaschke	*Shares*	*750*
Alexander von Witzleben	*Shares*	*3,094*
Dr Franz-Ferdinand von Falkenhausen	*Shares*	*794*
Dr Manfred Fritsch	*Shares*	*450*
Jürgen Dömel	*Shares*	*291*
Franz-Jörg Stündel	*Shares*	*488*
Company		
Carl Zeiss Meditec AG	*Shares*	*14,252*

Directors' Dealings – securities transactions subject to reporting requirements made by members of the Management or Supervisory Board of Carl Zeiss Meditec AG

In the first quarter of the 2003/2004 financial year no securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG) were made by members of either the managing or supervisory board. Reports pursuant to Art. 15a WpHG were thus not necessary.

Shareholder structure

Shareholder structure of Carl Zeiss Meditec AG


27.68%
72.25%
0.05%
0.02%
Share capital 100%

- *Carl Zeiss Group*
- *Free float*
- *Carl Zeiss Meditec AG*
- *Management and Supervisory Board of Carl Zeiss Meditec AG*

Consolidated statement of income (US-GAAP)

€ '000		3-Month Report 2003/2004 1 October - 31 December 2003		3-Month Report 2002/2003 1 October - 31 December 2002
Sales		**58,403**		**60,400**
Costs of goods sold		(32,865)		(36,001)
Gross profit		**25,538**		**24,399**
Selling and marketing expenses		(11,153)		(10,184)
General and administrative expenses		(2,688)		(2,446)
Research and development expenses	(6,025)		(5,674)	
Minus government grants received	325	(5,700)	265	(5,409)
Other operating income / (expense), net		102		88
Foreign currency gains / (losses)		39		(315)
Income before interest result and income taxes		**6,138**		**6,133**
Interest income / (expense), net		(311)		(576)
Income before income taxes		**5,827**		**5,557**
Income tax expense from continuing operations		(2,150)		(2,357)
Minority interests		(170)		(181)
Net income from continuing operations		**3,507**		**3,019**
Income / (loss) before income taxes from discontinued operations		-		(322)
Income tax benefit from discontinued operations		-		(165)
Net income from discontinued operations		**-**		**(487)**
Net income		**3,507**		**2,532**
Earnings per share, basic (€):				
from continuing operations		**0.12**		**0.12**
from discontinued operations		**-**		**(0.02)**
Total		**0.12**		**0.10**
Earnings per share, diluted (€)				
from continuing operations		**0.12**		**0.12**
from discontinued operations		**-**		**(0.02)**
Total		**0.12**		**0.10**
Average number of shares outstanding:				
Basic		**28,402,377**		**25,833,300**
Diluted		**28,402,377**		**25,833,300**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Consolidated balance sheet (US-GAAP)

€ '000	31 December 2003	30 September 2003
Assets		
Current assets:		
Cash	43,426	45,015
Restricted Cash	-	850
Trade accounts receivable, net of allowances of € 11.417m (prev. year: € 10.478m)	25,392	30,344
Accounts receivable from related parties	21,903	20,451
Inventories	36,192	38,611
Prepaid expenses	1,748	1,132
Deferred income taxes	7,867	7,958
Other assets	3,118	4,472
Total current assets	**139,646**	**148,833**
Property, plant, and equipment, net	24,965	26,000
Goodwill	15,760	11,116
Other intangible assets, net	6,116	5,079
Other long-term accounts receivable, net of allowances of € 0m (prev. year: € 0.047m)	285	718
Loans	2,818	2,818
Deferred income taxes	10,301	11,281
Total assets	**199,891**	**205,845**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

€ '000	31 December 2003	30 September 2003
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	451	-
Current portion of long-term debt	190	187
Current portion of capital lease obligations	420	374
Trade accounts payable	8,308	10,636
Accounts payable to related parties	6,487	5,919
Income taxes payable	3,009	6,655
Deferred income	4,795	4,870
Deferred income taxes	108	8
Accrued expenses	20,241	20,527
Other current liabilities	1,399	1,140
Total current liabilities	**45,408**	**50,316**
Long-term debt, net of current portion	5,022	4,841
Capital lease obligations, less current portion	22,764	24,731
Long-term deferred income	906	1,007
Deferred income taxes	587	226
Other liabilities	112	177
Total liabilities	**74,799**	**81,298**
Balancing items for holdings of other companies	3,177	3,147
Shareholders' equity:		
Ordinary shares, imputed nominal value € 1.00, 26,416,629 shares authorized, issued, and outstanding, respectively	28,417	28,417
Additional paid-in capital	89,433	89,433
Retained earnings	15,539	12,032
Accumulated other comprehensive loss	(11,366)	(8,374)
Treasury stock	(108)	(108)
Total shareholders' equity	**121,915**	**121,400**
Total liabilities and shareholders' equity	**199,891**	**205,845**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Consolidated cash flow statement (US-GAAP)

€ '000	3-Month Report 1 October - 31 December 2003	3-Month Report 1 October - 31 December 2002
Cash flow from operating activities:		
Net income	3,507	2,532
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Minority interest	170	181
Depreciation and amortisation	1,266	622
Loss on disposal of fixed assets	8	-
Deferred taxes	347	235
Change in working capital:		
Trade accounts receivable	2,799	(3,071)
Inventories	2,882	(1,931)
Prepaid expenses and other current assets	649	968
Trade accounts payable	(3,666)	3,502
Accrued tax expenses	(3,465)	2,218
Other accrued expenses and liabilities	291	(3,530)
Deferred income	218	225
Total adjustments	**1,499**	**(581)**
Net cash provided by / (used in) operating activities	**5,006**	**1,951**
Cash flow from investing activities:		
Change of restricted cash	836	-
Purchase of fixed assets	(1,097)	(16)
Repayments of loans and investments	-	(13)
Acquisition of consolidated companies, net of funds received (hiko: € 5.676m, Carl Zeiss Meditec Co. Ltd., Tokio: € 1.697m)	(5,676)	1,697
Net cash provided by / (used in) investing activities	**(5,937)**	**1,668**
Net cash provided by / (used in) financing activities		
Repayments of short-term debt	(1,278)	(1,073)
Repayments of long-term debt	(46)	(46)
Inpayments from taking up loans from related parties	3,065	-
Decrease in liabilities due to Treasury	-	(3,456)
(Increase) / decrease in accounts receivable due to Treasury	(415)	4,036
Repayments under capital lease contracts	(92)	(93)
Inpayments due to sale and lease-back transactions	-	109
Net cash provided by / (used in) financing activities	**1,234**	**(523)**
Effect of exchange rate changes on liquid assets	(1,892)	(259)
Net increase in cash	**(1,589)**	**2,837**
Cash, beginning of the reporting period	45,015	7,183
Cash, end of the reporting period	**43,426**	**10,020**
Supplemental disclosures concerning the cash flow:		
Interest paid	**553**	**726**
Income taxes paid	**5,370**	**186**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US-GAAP)

€ '000	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**-**	**95,329**
Net income	-	-	6,558	-	-	6,558
Other comprehensive loss (due to currency conversions)	-	-	-	(5,007)	-	(5,007)
Accumulated comprehensive income	-	-	-	-	-	1,551
Purchase of treasury stock	-	-	-	-	(108)	(108)
Capital increase	2,584	22,044	-	-	-	24,628
As per 30 September 2003	**28,417**	**89,433**	**12,032**	**(8,374)**	**(108)**	**121,400**
Net income	-	-	3,507	-	-	3,507
Other comprehensive loss (due to adjustments of accruals for pensions)	-	-	-	(65)	-	(65)
Other Comprehensive Loss (due to currency conversions)	-	-	-	(2,927)	-	(2,927)
Accumulated comprehensive income	-	-	-	-	-	515
As per 31 December 2003	**28,417**	**89,433**	**15,539**	**(11,366)**	**(108)**	**121,915**

The following notes on the consolidated financial statements are part of the consolidated financial statements.

Notes to the consolidated interim financial statement

01

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the year ending 31 December 2003 were prepared in compliance with the US *Generally Accepted Accounting Principles (US-GAAP)*.

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2003 that are included in the 2002/2003 Annual Report of Carl Zeiss Meditec AG.

Expansion of the reporting entity

On 17 December 2003 Carl Zeiss Meditec AG acquired 100% interest in hiko medical communication GmbH (hiko) of Pirmasens. The company specialises in the development of medical software solutions. It markets a successful product under the name of VISUPAC™, which enables the filing and management of diagnostic and treatment data by eye specialists and clinics. Furthermore, hiko disposes of its own efficient team of development, marketing and service specialists. With the acquisition of hiko medical communication GmbH Carl Zeiss Meditec has taken a further major step in the implementation of its strategy. The Company will secure the necessary resources and know-how, in order to be able to offer customers cross-platform software solutions for ophthalmic applications.

Activities of the acquired company are reflected in the consolidated financial statements from 17 December 2003, the day of acquisition.

The acquisition costs immediately due in cash amounted to € 5.988m. Incidental acquisition costs amounted to € 66,000.

The fixing and allocation of the purchase price are based on the preliminary estimates and as yet unaudited balance sheet figures of hiko and are therefore subject to change by the Management Board until the final evaluation and examination of the fair value of the net assets acquired, the debts assumed and provisions.

The following table shows a breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition *(purchase price allocation/PPA)* in conformance with SFAS No. 141.

€ '000	
Purchased current assets	3,013
Purchased property, plant and equipment	191
Purchased other intangible assets	21
Purchase Price Allocation:	
Computer software	1,318
Goodwill	4,698
Total purchased assets and *Purchase Price Allocation*	**9,241**
Assumed current liabilities	(2,557)
Assumed other long-term liabilities	(630)
Total purchase price	**6,054**

Intangible assets (computer software) identified within the scope of purchase price allocation are written off over an average term of five calendar years.

The acquisition resulted in goodwill valued at € 4.698 million. In accordance with SFAS No. 141 scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

According to the principle of materiality, no pro forma values were given.

2. Comments on the consolidated income statement

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses APB No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in SFAS No. 123 for the calculation of the remuneration expenses been applied, the net income for the year and the earnings per share would have been as follows:

€ '000	1st quarter FY 2003/2004	1st quarter FY 2002/2003
Consolidated net income as posted	3,507	2,532
Stock options expenses (after tax) according to SFAS No. 123	(17)	(38)
Pro forma consolidated net income	3,490	2,494
Earnings per share (€):		
as posted	0.12	0.10
pro forma	0.12	0.10
Earnings per share allowing for the dilution effect (€):		
as posted	0.12	0.10
pro forma	0.12	0.10

Profit/loss per share

The basic earnings/(loss) per share were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of diluting securities.

Discontinued activities

As of 1 May 2003 the Company sold the dermatological and dental laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta System S.P.A., Milan.

In accordance with the accounting rules set forth in SFAS No. 144 this disposal was identified as "discontinued operations". The consolidated income statement was adjusted in the previous year to take account of these activities. The revenue from the sale of business units is shown at the bottom of the income statement ("Consolidated net income from discontinued operations"). No profits/losses from discontinued operations are shown in the 2003/2004 financial year.

3. Comments on the consolidated balance sheet

Warranties

The Company furnishes the buyer with a warranty for sold products for the contractually agreed period of 15 months. For this purpose, provisions are formed on the basis of the average values of warranty claims made in the past.

The following table shows the change in warranty provisions from 1 October 2003 to 31 December 2003:

€ '000	
As of 1 October 2003	**3,856**
Provision	1,294
Reversal of excess reserves	-
Utilisation	(977)
Currency effects	(139)
As of 31 December 2003	**4,034**

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method in conformance with SFAS No. 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2003 to 31 December 2003 and 1 October 2002 to 31 December 2002 is as follows:

€ '000	1st quarter FY 2003/2004	1st quarter FY 2002/2003
Wages and salaries	25	24
Interest expenses for projected benefit obligations	14	8
Amortisation of actuarial profits/losses	3	-
Pension expenditure	**42**	**32**

i

The 3-Month Report 2003/2004 of Carl Zeiss Meditec AG has been published in German and English.

Both versions are available for downloading from the following address:

www.meditec.zeiss.com/ir

Financial calendar and contact

Date	Financial year 2003/2004
19-Mar-04	*Annual General Meeting, Jena*
14-May-04	*6-Month Report*
14-May-04	*Analysts' Meeting, Frankfurt am Main*
12-Aug-04	*9-Month Report*
12-Aug-04	*Telephone Conference*
15-Dec-04	*Annual Financial Statements 2003/2004*
15-Dec-04	*Balance Sheet Press Conference, Frankfurt am Main*
15-Dec-04	*Analysts' Meeting, Frankfurt am Main*

Carl Zeiss Meditec AG

Jens Brajer

Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15

Fax: +49 (0) 36 41 / 2 20-1 17

investors@meditec.zeiss.com

Editor:

Jens Brajer

Concept and design:

PR.OFIL PR und Werbeagentur GmbH, Erfurt, Germany

www.profilpr.de

Printed in Germany 02/2004.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com

3-Month Report
2003/2004

CARL ZEISS MEDITEC


Q1

- Ref. # 64 -

1st quarter: Significant increase in consolidated net income despite the adverse effect of exchange rates.

- Slight drop in first quarter sales due to currency exchange influences:
  - 3.3% decline to € 58.4m (previous year: € 60.4m)
  - Based on constant exchange rates, however, sales would have increased by +6.7% to € 64.5m
  - Discontinuation of OEM business in USA (~ € 3.5m) successfully offset
- Gross margin raised to 43.7% thanks to innovative products and optimised manufacturing costs (previous year: 40.4%)
- EBIT margin raised to 10.5% (previous year: 10.2%) – EBIT thus € 6.1m (previous year: € 6.1m).
- Consolidated net income rises by 38.5% to € 3.5m (previous year: € 2.5m)
- Cash flow from operating activities increases from € 2.0 million in previous year to € 5.0m (+156.6%)
- hiko acquisition financed mainly from operating cash flow, resulting in only a slight decrease in cash and cash equivalents to € 43.4m (30.09.2003: € 45.0m)
- Equity ratio improved several times in succession – now 61% (30.09.2003: 59%)

Important milestones achieved in the first quarter.

- ✓ Acquisition of software specialist hiko medical communication secures resources and know-how to accelerate the intelligent networking of equipment and systems
- ✓ Presentation of new products and technologies at the world's largest ophthalmology trade fair AAO
- ✓ Initiative launched for selective increase in market penetration
- ✓ Consistent working capital management contributes to the further improvement in operating cash flow

Substantial improvement in important profitability ratios.

CARL ZEISS MEDITEC

Key ratios of earnings position in 3-month report 2003/2004 and 2002/2003



10.5%
10.2%
6.0%
4.2%
11.5%
8.3%
7.0%
4.9%
EBIT margin
Return on sales
Return on equity (quarter)
Return on Assets (quarter)
3-month report 2003/2004
3-month report 2002/2003

Laser sales increase – diagnostic and service sales decrease due to currency rate impacts.

CARL ZEISS MEDITEC

Sales by business segment in 3-month report 2003/2004 and 2002/2003



As reported
Service
Laser
Diagnostic
58.4
5.1
(8.8%)
10.7
(18.2%)
42.6
(73.0%)
-14.3%
+44.2%
-9.4%
60.4
6.0
(9.9%)
7.4
(12.2%)
47.0
(77.9%)
3-month report 2003/2004
3-month report 2002/2003



On basis of constant exchange rates
Service
Laser
Diagnostic
64.5
5.7
(8.9%)
10.9
(16.8%)
47.9
74.3%)
-4,5%
+47,0%
+1,8%
60.4
6.0
(9.9%)
7.4
(12.2%)
47.0
(77.9%)
3-month report 2003/2004
3-month report 2002/2003

Sales figures in € million.

Sales increase particularly in Europe – USA and Japan burdened by currency fluctuations.

Sales by region in 3-month report 2003/2004 and 2002/2003


As reported
Asia/ Pacific
Americas
Europe (w/o G)
Germany
58.4
10.2 (17.4%)
31.2 (53.5%)
12.6 (21.6%)
4.4
7.5%
60.4
10.2 (16.9%)
35.4 (58.6%)
10.3 (17.0%)
4.6
7.5%
+0.1%
-11.7%
+22.7%
-4.0%
3-month report 2003/2004
3-month report 2002/2003


On basis of constant exchange rates
Asia/ Pacific
Americas
Europe (w/o G)
Germany
64.5
10.8 (16.7%)
36.7 (57.0%)
12.6 (19.6%)
4.4
6.8%
60.4
10.2 (16.9%)
35.4 (58.6%)
10.3 (17.0%)
4.6
7.5%
+5.6%
+3.7%
+22.8%
-3.9%
3-month report 2003/2004
3-month report 2002/2003

All figures in € million.

Further significant improvement in net worth.

CARL ZEISS MEDITEC

Balance sheet structure as of 31.12.2003 and 30.09.2003



Balance sheet total: 199.9
205.8
43.4
96.2
44.5
15.8
45.4
29.4
121.9
3.2
45.0
103.8
45.9
11.1
50.3
31.0
121.4
3.1
31.12.2003
30.9.2003
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Non-current assets (w/o goodwill)
Goodwill
Liabilities
Current liabilities
Non-current liabilities
Equity capital
Balancing item for minority interests

All figures in € million.

Important balance sheet ratios exhibit a positive trend.

CARL ZEISS MEDITEC

Key data on net worth

	31.12.2003	30.09.2003	
Equity ratio	61.0%	59.0%	Improvement in important balance sheet items further strengthens equity ratio
Net debt	€ 18.7m	€ 24.2m	Further repayment of liabilities
Days of sales outstanding (DSO)	53.5 days	59.1 days	Trade accounts receivable further decreased

Growth in operating cash flow compensates for investment expenditure.

CARL ZEISS MEDITEC

Consolidated cash flow statement 3-month report 2003/2004 and 2002/2003


5,0
2.0
1.7
-5.9
1.2
-0.5
2.8
-1.6
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities
Change in cash and cash equivalents
3-month report 2003/2004
3-month report 2002/2003

All figures in € million.

Intensified R&D activities secure future growth.

Technology highlights at AAO (world's most important ophthalmology fair)

Development projects

- **Preview PHP™:** Innovative technology for the early diagnosis of age-related macular degeneration (AMD).
- **New applications for OCT technology**: Imaging and measurement for the examination of the anterior segments of the eye (cornea and anterior chamber) to enhance the safety of refractive surgery and assist the high-precision insertion of special intraocular lenses (IOL).

New products

- **GPA™ software**: New objective diagnostic tool for the safe management of glaucoma progression (used in the Humphrey® Field Analyzer).
- **Software release 4.0** for STRATUSOCT™ and normative data base for retinal neurofibre layer thickness
- **CRS-Master™:** Ideal combination of therapy and diagnosis for the customised treatment of vision defects

Four strategic development milestones in the current FY.

CARL ZEISS MEDITEC

Milestone	Contents	Status
Software solutions	Intelligently networked diagnostic and treatment systems including data management and new methods of data assessment	Acquisition of software specialist hiko medical communication GPA™ software
New technologies and products	Innovative diagnostic systems based on OCT technology, innovative diagnostic systems for the early detection of serious eye diseases	Development projects launched
Further completion of the product portfolio	e.g. multiwave lasers, innovative diagnostic technologies	Assessment of various options
Increase in market penetration	Initiative for selective increase in market penetration	Initiative launched

Major groundwork for future growth to be performed in the 2003/2004 FY.

CARL ZEISS MEDITEC

Prerequisites

- Further improvement in profitability
- Excellent financial structure
- Innovations to remain motor for future growth – a broad technology portfolio forms the basis for this

Targets for the 2003/2004 FY

- Product innovations
- Further selective increase in market penetration
- Streamlining of product portfolio
- Sales increase in the single-digit range, despite currency rate impacts
- Increase in profitability – return on sales expected to grow



During the course of his or her life each person will suffer from an eye disease. 2 out of 3 patients will be examined or treated with a Carl Zeiss Meditec AG device.

Thank you for your kind attention.

CARL ZEISS MEDITEC

Carl Zeiss Meditec: New software enhances opportunities in glaucoma diagnosis

European market launch of GPA software for the reliable diagnosis of glaucoma diseases

(Jena, March 4, 2004) The diagnosis and monitoring of the progress of glaucoma, one of the most common causes of blindness, are now even more reliable. Carl Zeiss Meditec has begun to market GPA software (Glaucoma Progressional Analysis Software). This software assists in the objective evaluation of the main symptoms of glaucoma. According to Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG: "Carl Zeiss Meditec AG is the market leader for devices for glaucoma diagnosis. With the GPA software we have taken a further step towards reliable diagnosis of this disease. The new software facilitates the treatment of glaucoma patients and is thus a major complement to the Carl Zeiss Meditec system. Furthermore, the increased precision of diagnosis and progression control ensures a highly efficient treatment."

Computer-based tests for the determination of the visual field are the basis for glaucoma diagnosis and treatment. Until now, the physician was obliged to compare print-outs of different tests in order to assess the progression of the disease. The GPA software objectively interprets the likelihood and rate of glaucoma progression. Random fluctuations and the possible influence of other eye diseases are excluded from the analysis. In addition to the sale of new systems, in the next few months Carl Zeiss Meditec AG intends to upgrade the majority of the equipment in use worldwide with the GPA software.

An estimated 100 million people all over the world suffer from glaucoma. Glaucoma cannot be cured. However, early recognition increases the chances of maintaining vision and delaying the progression of the disease.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec is supplier with most extensive range of system solutions at important ophthalmological conference

5. German Ophthalmological Academy (AAD) expecting 3,500 visitors

(Jena, 16 March 2004) With its entire range of ophthalmic products, Carl Zeiss Meditec AG will be participating in the industrial exhibition of the German Ophthalmological Academy (AAD), due to take place from 16 to 29 March 2004. The company will be presenting product highlights from all four main fields of ophthalmic application – diagnostic and therapeutic systems for cataracts, vision defects, glaucoma and retinal disorders. The exhibits include, for example, the new GPA™-Software. It enables the specialist to objectively and reliably evaluate the first signs of a glaucoma disease and to carry out effective treatment.

The AAD is the further training event for eye specialists and with approx. 3,500 visitors it has established itself as one of the foremost conferences in this specialised field. As in past years, the company wishes to contribute to the success of the conference with competent customer talks and completed transactions. With the objectives of conference participation in mind, Ulrich Krauss, CEO of Carl Zeiss Meditec AG, commented: "For many years now we have been keen supporters of further training measures for eye specialists, in line with our company's vision of enabling everyone to have perfect eyesight. At this year's conference our company will again be engaging in a wide number of activities." For example, a team of experienced applications specialists will be available to answer the questions of medical practitioners in Duesseldorf. In addition, Carl Zeiss Meditec AG will be providing equipment for workshops, training events and live operations. This will contribute to ensuring the recognised high quality of training of this event.

Press Release

ZEISS CARL ZEISS MEDITEC

Brief Profile

Carl Zeiss Meditec AG (ISIN: DE 000531370) is one of the world's leading solution providers in the field of ophthalmology. Its product line includes diagnostic and therapy systems for all four main fields of application on the eye: refraction, cataract, glaucoma and retinal disorders.

Carl Zeiss Meditec AG has strong, long-established distribution channels across the globe. Its presence in the USA is of particular importance. Here, the corporation occupies a dominant market position with its own subsidiary, Carl Zeiss Meditec, Inc. in Dublin, California (formerly Humphrey Systems). Carl Zeiss Meditec AG also has its own subsidiary in Japan, the largest market after USA.

Considerable growth potential exists in the market for ophthalmic products. As a market leader with broad technological competency and innovative product applications, Carl Zeiss Meditec AG will continue to expand its position in future.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Carl Zeiss Meditec AG, Jena

- ISIN: DE0005313704 -

Invitation to the Annual General Meeting

Our shareholders are herewith invited to attend the
Annual General Meeting

on Friday, 19 March 2004, at 10.00 am

at the Hotel Steigenberger Esplanade Jena, Carl Zeiss-Platz 4, D-07743 Jena.

Agenda:

1. **Presentation of the established annual financial statement and the approved consolidated financial statement as of 30 September 2003, the management report for Carl Zeiss Meditec AG and the Group for the financial year from 1 October 2002 to 30 September 2003**

   The above named documents may be inspected at the Company's place of business at Göschwitzer Straße 51-52, D-07745 Jena and at the Website www.meditec.zeiss.de/hauptversammlungen. A copy of the above documents will be sent immediately and free of charge to each shareholder upon request.

2. **Resolution on the discharge of the Management Board members for the 2002/2003 financial year**

   The Management and Supervisory Boards propose that the members of the Management Board be granted a discharge for the 2002/2003 financial year.

3. **Resolution on the discharge of the Supervisory Board members for the 2002/2003 financial year**

   The Management and Supervisory Boards propose that the members of the Supervisory Board be granted a discharge for the 2002/2003 financial year.

4. **Election of the Auditor and Group Auditor for the 2003/2004 financial year**

   The Supervisory Board proposes the election of Prof. Dr. Binder, Dr. Dr. Hillebrecht & Partner GmbH, Wirtschaftsprüfungsgesellschaft, Stuttgart, as the Company's auditor and group auditor for the 2003/2004 financial year.

5. **Resolution on the authorisation to purchase Company's own shares**

   Since the existing authorisation for the acquisition of own shares – based on a resolution of the Annual General Meeting on 12 March 2003 – will expire during the course of the

current financial year, a renewal of the authorisation of the Management Board to acquire the Company's own shares is necessary.
The Management and Supervisory Boards submit the following proposals:

a) The Company will be authorised to purchase its own shares up until 18 September 2005, in order to

- offer them to employees of the Company and other affiliated companies as defined by Art. 15 ff. of the AktG (German Stock Corporation Act), or

- to recall them.

b) The authorisation shall be limited to the acquisition of shares equivalent to share capital of € 2,840,000.00 or approximately 10% of the total existing share capital of € 28,416,629.00. The authorisation may be exercised in one or more segments by the Company itself or a third party appointed by the Company, provided the total amount is not exceeded. The acquired shares, together with other own shares in the possession of the Company and ascribable to it pursuant to Art. 71a ff AktG, may at no time exceed 10% of the share capital.

c) The shares shall be purchased at the stock exchange. The consideration paid per share (excluding ancillary purchase costs) may not be more than 10% above or below the closing rate of the shares in Xetra trading (or an equivalent successor system) at the Frankfurt Stock Exchange on the previous day of business.

d) The Management Board shall be authorised, subject to the approval of the Supervisory Board, to offer the Company's shares acquired on the basis of the above authorisation for purchase by the Company's employees and affiliated companies as defined by Art. 15 ff AktG.

e) The Management Board shall be authorised, subject to the approval of the Supervisory Board, to recall shares acquired on the basis of the above authorisation without the recall requiring a further resolution of the Annual General Meeting. The recall may be restricted to a portion of the acquired shares; the recall authorisation may be exercised on more than one occasion.

f) The authorisations pursuant to d) and e) may be exercised in one or more segments, on one or more occasions, individually or jointly.

g) The right of shareholders to subscribe to the Company's own shares shall be excluded insofar as these shares are used pursuant to the authorisations in d) above.

h) The current limited authorisation for the acquisition of the Company's own shares, as approved by the Annual General Meeting on 12 March 2003, shall be cancelled as of the date upon which the new authorisation becomes effective.

Report by the Management Board on the exclusion of subscription rights for the sale of the Company's own shares pursuant to Art. 71 (1) No. 8 sentence 5 in conjunction with Art. 186 (4) sentence 2 AktG:

The Management Board shall submit a written report to Agenda Item 5 on the grounds for authorising the exclusion of subscription rights in the sale of the Company's own shares. The report will be available for inspection by shareholders at the Company's premises, Göschwitzer Straße 51-52, D-07745 Jena, starting with the day on which the Annual General Meeting is convened. It can also be inspected in the Internet at www.meditec.zeiss.de/hauptversammlungen. A copy of the report will be sent immediately and free of charge to any shareholder on request. The report will be published as follows:

The sale following acquisition of the Company's own shares with the exclusion of subscription rights is to be permitted in the following case:

The Company should be in a position to issue shares to its employees and those of its affiliates. The issue of shares to employees is encouraged by the legislators and thus facilitated in a number of ways. The issue of employee shares promotes the integration of employees and the assumption of responsibility, and contributes to the stability of the Company.

6. **Resolution on the suspension of existing authorised capital and amendment to the articles of association**

Art. 4 (5) of the articles of association provide for authorisation to increase the share capital by up to € 10,333,321.00 through the issue of new no-par-value bearer shares against cash or non-cash contributions. This authorisation is to be revoked and replaced by new Authorised Capital I and Authorised Capital II.

The Management and Supervisory Boards submit the following proposals:

a) The authorised capital pursuant to Art. 4 (5) of the articles of association will be suspended.

b) Due to the suspension of the authorised capital and the proposed amendment to the articles of association, para. 6 of Art. 4 of the articles will be modified as follows:

Para. 6 (old) will become para. 7 (new).

7. **Resolution on the creation of new Authorised Capital I and amendment to the articles of association**

New authorised capital must be created to enable the Management Board to increase own funds in future.

The Management and Supervisory Boards submit the following proposals:

a) The Management Board shall be authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 13,208,000.00 in the period to 18 March 2009 through one or more issues of new no-par-value bearer shares against cash and/or non-cash contributions (Authorised Capital I). The Management Board shall be authorised, subject to the approval of the Supervisory Board, to exclude the subscription rights of shareholders in the following cases:

- To balance out fractional amounts,

- If the capital increase is effected against cash contributions and the new shares are equivalent to no more than 10% of the share capital, neither on the date it becomes effective, nor on the date this authorisation is exercised, and the issue price of the new shares is not significantly lower that the market price of the publicly quoted shares of the same type and structure. Sales of own shares on the basis of other authorisations pursuant to Art. 186 (3) sentence 4 AktG must be taken into account in the limitation to 10% of the share capital,

- For capital increases against non-cash contributions or the granting of shares for the purpose of acquiring companies, parts thereof or interests in a company.

The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increase from Authorised Capital I.

b) Art. 4 (5) of the articles of association will be amended as follows:

„(5) The Management Board shall be authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 13,208,000.00 in the period to 18 March 2009 through one or more issues of new no-par-value bearer shares against cash and/or non-cash contributions (Authorised Capital I). The Management Board shall be authorised, subject to the approval of the Supervisory Board, to exclude the subscription rights of shareholders in the following cases:

- To balance out fractional amounts,

- If the capital increase is effected against cash contributions and the new shares are equivalent to no more than 10% of the share capital, neither on the date it becomes effective, nor on the date this authorisation is exercised, and the issue amount of the new shares is not significantly lower that the market price of the publicly quoted shares of the same type and structure. Sales of own shares on the basis of other authorisations

pursuant to Art. 186 (3) sentence 4 AktG must be taken into account in the limitation to 10% of the share capital,

- For capital increases against non-cash contributions or the granting of shares for the purpose of acquiring companies, parts thereof or interests in a company.

The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increase from Authorised Capital I."

Report by the Management Board on the exclusion of subscription rights in the employment of the Authorised Capital I pursuant to Art. 203 (1) and (2) sentence 2 in conjunction with Art. 186 (4) sentence 2 AktG:

The Management Board shall submit a written report to Agenda Item 7 on the grounds for authorising the exclusion of subscription rights in the employment of the authorised capital. The report will be available for inspection by shareholders at the premises of the Company, Göschwitzer Straße 51-52, D-07745 Jena, starting with the day on which the Annual General Meeting is convened. It can also be inspected in the Internet at www.meditec.zeiss.de/hauptversammlungen. A copy of the report will be sent immediately and free of charge to any shareholder on request. The report will be published as follows:

The Management and Supervisory Boards recommend that the shareholders approve the creation of new Authorised Capital I amounting to € 13,208,000.00.

In the following cases the subscription rights of shareholders shall be excluded:

- To balance out fractional amounts,

- If the volume limitations and other requirements for the exclusion of subscription rights pursuant to Art. 186 (3) sentence 4 AktG have been fulfilled (limitation to 10% of the share capital and issue price approximating to the stock exchange price).

- For capital increases for non-cash contributions or the granting of shares for the purpose of acquiring companies, parts thereof or interests in a company.

The exclusion of subscription rights to balance out fractional amounts is necessary to achieve a technically feasible subscription ratio. The shares excluded from the subscription rights of shareholders as fractional amounts will be either sold on the stock exchange or otherwise employed in the best interests of the Company. The possible dilution effect is minimal due to the limitation to fractional amounts. The Management and Supervisory Boards thus consider the exclusion of subscription rights to be justified and reasonable vis-à-vis shareholders.

The exclusion of subscription rights pursuant to Art 186 (3) sentence 4 (limitation to 10% of share capital and issue price approximating to stock exchange price) enables the Company to quickly exploit favourable stock exchange conditions and achieve the highest possible issue value – thereby boosting own funds to the maximum – due to the near-

market price fixing. Experience has shown that due to the flexibility of action a capital increase of this kind results in a greater inflow of funds than a comparable capital increase with shareholders' subscription rights. It therefore lies in the interests of the Company and the shareholders. Although the exclusion of subscription rights results in a decrease in the relative participation quota and the relative voting rights of existing shareholders, shareholders who wish to maintain their quota have the option of acquiring the necessary number of shares on the stock exchange, particularly since the authorisation is limited to only 10% of the share capital.

In return for granting its shares the Company should also be in a position to acquire companies, parts thereof or interests in companies. International competition and the globalisation of the economy increasingly require this form of reciprocal service. The proposed authorisation is intended to give the Company the necessary scope to react quickly and flexibly to any opportunity that may arise for the acquisition of a company or an interest. This is provided for by the proposed exclusion of the subscription rights of shareholders, as the Company's shares can be used, if need be, as an "exchange currency".

8. Resolution on the creation of new Authorised Capital II and amendment to the articles of association

Authorised Capital II is to be created for the issue of employee shares.

The Management and Supervisory Boards submit the following proposals:

a) The Management Board shall be authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 1,000,000.00 in the period to 18 March 2009 through one or more issues of new no-par-value bearer shares against cash and/or non-cash contributions (Authorised Capital II). The new shares will be issued to the employees of Carl Zeiss Meditec AG and its affiliates as defined by Art. 15 ff AktG. The statutory subscription right of the shareholders is excluded. The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increase from Authorised Capital II.

b) Art. 4 thus receives a new para. 6 with the following wording:

„(6) The Management Board shall be authorised, subject to the approval of the Supervisory Board, to increase the share capital of the Company by a maximum of € 1,000,000.00 in the period to 18 March 2009 through one or several issues of new no-par-value bearer shares against cash and/or non-cash contributions (Authorised Capital II). The new shares will be issued to the employees of Carl Zeiss Meditec AG and its affiliates. The statutory subscription right of the shareholders is excluded. The Management Board shall be authorised, subject to the approval of the Supervisory Board, to specify the details of the capital increase from Authorised Capital II.

Report by the Management Board on the exclusion of subscription rights in the employment of the Authorised Capital II pursuant to Art. 203 (1) in conjunction with Art. 186 (4) sentence 2 AktG:

The Management Board shall submit a written report to Agenda Item 8 on the grounds for authorising the exclusion of subscription rights. The report will be available for inspection by shareholders at the premises of the Company, Göschwitzer Straße 51-52, D-07745 Jena, starting with the day on which the Annual Annual General Meeting is convened. It can also be inspected in the Internet at www.meditec.zeiss.de/hauptversammlungen. A copy of the report will be sent immediately and free-of-charge to any shareholder on request. The report will be published as follows:

The Management and Supervisory Boards recommend that the shareholders approve the creation of new Authorised Capital II amounting to € 1,000,000.00. Authorised Capital II is to be created for the purpose of issuing employee shares to employees of the Company or its affiliates as defined by Art. 15 ff AktG. The issue of employee shares is encouraged by the legislators and thus facilitated in a number of ways. The issue of employee shares promotes the integration of employees and the assumption of responsibility, and contributes to the stability of the company. The exclusion of subscription rights is thus justified.

9. Resolution on an amendment to the articles of association concerning the Supervisory Board

The Management and Supervisory Boards submit the following proposals:

Art. 17 para. 2 of the articles shall be amended as follows:

„(2) The Supervisory Board has a quorum if all members have been given notice of the meeting and at least half of the members required to constitute the full Supervisory Board participate in the vote. A member takes part in the voting even if he abstains or submits a written vote.

In the event that inadequate notice has been given of an item on the agenda, a resolution may only be passed if it is not opposed by any member of the Supervisory Board. In this event, absent Supervisory Board members must be given the opportunity to oppose the resolution or submit their vote in writing, by fax, e-mail or other standard means of telecommunication within a suitable period of time as specified by the Chairman. The resolution shall not be deemed passed until the absent Supervisory Board Members have either opposed or endorsed it within the given period."

10. Resolution on an amendment to the articles of association in Art. 21 (2) (Conditions for participation)

The articles of association shall be aligned with the amended statutory provisions of Art. 123 (3) sentence 1 AktG.

The Management and Supervisory Boards therefore submit the following proposals:

Art. 21 (2) of the articles shall be amended as follows:

„(2) The shares must be deposited no later than the seventh day prior to the date of the shareholders' meeting. Should this day be a Saturday or Sunday, or a generally recognised holiday at the place of deposit, the shares may be deposited on the following working day.

General Remarks

According to Article 21 of the articles of association, shareholders who have deposited their shares during normal business hours at the office of a German notary, a securities clearing and deposit bank authorised to accept the shares or one of the institutions named below by Friday, 12 March 2004 at the latest and leave them there until the end of the Annual General Meeting on Friday, 19 March 2004, shall be entitled to attend the Annual General Meeting and to exercise their voting rights. The shares shall also be deemed deposited if they are held with the consent of the depository institution in a frozen deposit at a financial institution until the conclusion of the Annual General Meeting. Proof of the depository's consent must be provided at the request of the chairman.

The following commercial banks are depositories at which the shares may be deposited during normal business hours:

- Commerzbank AG
- DZ Bank AG Deutsche Zentral-Genossenschaftsbank
- Landesbank Hessen-Thüringen, Girozentrale

In the case of deposit at a notary's office or securities clearing bank, a written confirmation issued by the latter, stating the numbers of the deposited share certificates, must be submitted to one of the other above-named depositories no later than Monday, 15 March 2004.

Shareholders who do not wish to attend the Annual General Meeting personally may exercise their voting rights by proxy, e.g. through a financial institution or shareholders' association.

As a special service to our shareholders we provide the option of appointing a proxy named by the Company.

Shareholders who wish to appoint a proxy to vote on their behalf will require an admission ticket to the Annual General Meeting. To ensure timely receipt of the admission ticket, proxy appointments should be notified to the custodian bank as soon as possible.

Proxies must be conferred in writing. Insofar as proxies named by the Company are appointed, they must be instructed as to how the voting rights are to be exercised. The proxy is invalid without such instructions. Proxies are bound to vote according to these instructions.

Shareholders will receive further information on proxies from their custodian bank together with the invitation to the Annual General Meeting. Alternatively, details may be obtained online at www.meditec.zeiss.de/hauptversammlungen

Motions by shareholders pursuant to Arts. 126 and 127 AktG must be sent

- by post to:

Carl Zeiss Meditec AG
c/o Haubrok Corporate Events GmbH
Widenmayerstraße 32
80538 München

- by fax to:

  0 89 / 21 02 72 98

- by e-mail to:

  gegenantraege@haubrok-ce.de

Motions on specific items on the agenda, including the grounds therefor, that are received at the above address by midnight on 5 March 2004 will be published immediately in the Internet at www.meditec.zeiss.de/hauptversammlungen. Any statements made by the management will likewise be published at the above-named Internet address after this date.

Jena, February 2004

Carl Zeiss Meditec AG
The Management Board

RECEIVED
2004 OCT -4 P 2:22
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Second Meeting of the Carl Zeiss Meditec Shareholders in Jena

Ulrich Krauss, President and CEO: "We are presenting a successful balance sheet"

(Jena, 18 March 2004) Carl Zeiss Meditec AG has invited the shareholders to its second general meeting on Friday 19 March. About 200 shareholders and guests are expected.

Ulrich Krauss, President and CEO: "We have seen further growth in the last financial year – both in terms of sales and profits. We are on the right track and can present a balance sheet to the shareholders which is, in the best sense of the word, a success."

In the first quarter of the current financial year Carl Zeiss Meditec again confirmed its position as a sound share with good growth prospects. Carl Zeiss Meditec is looking to further expand its position as the leading global supplier of ophthalmic systems and devices and double its sales within the next five years. Profitability is to be further improved.

Outside the meeting itself, visitors can find out all about the company's latest products in demonstrations and an exhibition.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to expand the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Shareholders give green light for continued growth

Carl Zeiss Meditec AG: Acts of the Management and Supervisory Boards ratified by a large majority.

(Jena, 22 March 2004) At the second annual general meeting of the company on Friday the shareholders of Carl Zeiss Meditec AG set the course for continued growth. They authorised the Management and Supervisory Boards to increase the company's current share capital of € 28.4 million by up to € 13.2 million. Ulrich Krauss, President and CEO: "This enables us to keep our options open for reacting flexibly to growth opportunities." In the next five years Carl Zeiss Meditec wants to double its revenue by way of internal growth and acquisitions, thereby consolidating its position as global leader in the supply of ophthalmic equipment and systems.

Dr Michael Kaschke, Chairman of the Supervisory Board, says: "The successes achieved in the financial year 2002/2003 would not have been possible without the great commitment of all employees of Carl Zeiss Meditec AG. Sincere thanks go to them on behalf of the Supervisory Board. I would also like to express my appreciation to the company's shareholders for the open and constructive atmosphere at the AGM. We will make every effort to ensure that the success story of Carl Zeiss Meditec continues in future."

The acts of the Management and Supervisory Boards were ratified by the shareholders by a large majority.

Press Release

ZEISS CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative Stratus OCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 70 -

Carl Zeiss Meditec AG donates device for eye examinations to clinic in Nepal

Successful clinic project for poor population

(Jena, 5 April 2004) Dr Walter-Gerhard Wrobel, Technical Director of Carl Zeiss Meditec, has presented a slit lamp to Jena dentist Dr Joachim Hoffmann of the *Gesellschaft für medizinisch-technische Zusammenarbeit* as a donation to a hospital in the Nepalese capital of Kathmandu. As all-purpose devices, slit lamps for eye examinations belong to the basic equipment of every eye specialist. Carl Zeiss Meditec regards this donation as a step towards fulfilling its vision of enabling everyone to see with his or her own eyes. Zeiss Meditec lamps have won acclaim for their high optical performance with optimised handling. The company has placed a model SL 120 at the Nepalese clinic's disposal. The Chhatrapati Clinic is a non-profit-making health facility that provides free basic medical care to destitute patients. The foundation stone for this clinic was laid in the 1950s, when socially committed doctors started treating patients from the surrounding area free of charge in a modest first-aid room. Since the early 1990s generous donations from various institutions in Germany have enabled numerous medical appliances to be acquired and sent to Kathmandu.

The donations are handled by the *Gesellschaft für medizinisch–technische Zusammenarbeit* (GMZ) in Jena, whose director is Dr Joachim Hoffmann. In 1996 the GMZ had already presented a Zeiss surgical microscope as a donation to the Chhatrapatic Clinic. The meanwhile well-equipped clinic – now able to perform a wide range of diagnostic and therapeutic procedures – has managed to attract a number of renowned Nepalese specialists. As a result, a growing number of more wealthy patients are making use of the clinic's medical services. The treatment fees paid by these patients create a financial basis for the provision of basic medical care to poorer patients.

This own contribution to the financing of day-to-day treatment, the ongoing management of the project by the Jena-based company and the donations of the Jena ophthalmic solution provider have made the Chhatrapati Clinic an outstanding example of a long-term health project in a developing country. The clinic has received the highest award, the Tulfi Mexer Award, from the Nepalese government for a project in the field of social services.

Press Release

ZEISS CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Reimbursements for IOLMaster® examinations in the USA increased by more than a third

Reimbursement policy favors continued advance of innovative high-precision IOLMaster® technology in USA

(Jena, 26 April 2004) The US public health authority *Centers for Medicare & Medicaid Services* (CMS) has raised the level of reimbursement of expenses for eye examinations using Carl Zeiss Meditec's IOLMaster® system. This is the second increase within only a short period. Last year, reimbursement had already been stepped up by over 23 percent. The IOLMaster® is the only product on the global market that enables optical biometry examinations. It permits the contactless and accurate determination of important parameters for the choice of intraocular lenses (IOL) employed in cataract surgery. Studies published in the reputable *Journal of Cataract and Refractive Surgery* have shown that examinations with the IOLMaster® are five times more accurate than with conventional technologies.

According to Ulrich Krauss, President and CEO of Carl Zeiss Meditec, "With more than 3,500 systems sold worldwide, the IOLMaster® is today the leading product in the field of biometry and for determining the power of intraocular lenses. The more generous reimbursement practice will facilitate the further advance of the IOLMaster®. Patients will also benefit from this due to the improved quality of treatment. The IOLMaster® has enabled us to turn an important part of our corporate vision into reality. Our goal is to give perfect eyesight to everyone."

In the USA 2.7 million people underwent cataract surgery in 2002. Worldwide this figure is estimated at 10 to 15 million.

The Federal Authority CMS, which is linked to the US Health Department, is responsible for the health programs of 75 million Americans. With an annual budget of about 360 billion US dollars this authority is a major cost center within the US health care system.

Pressemitteilung

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Goeschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Public Relations / Marketing
Kerstin Nössig
Goeschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 28
E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Research discussions at ASCRS-ASOA demonstrate Carl Zeiss Meditec's growing leadership in Cataract and Refractive Surgery

Company's Ophthalmic Systems Driving New Standards in IOL Power Calculation and Anterior Imaging; IDE Submitted for Excimer Laser

(Jena, 5 May 2004) – Technologies from Carl Zeiss Meditec AG (ISIN DE000531370), a leading supplier of ophthalmic devices and systems, are emerging as standards of care as discussed at the annual meeting of the American Society of Cataract and Refractive Surgery and the American Society of Ophthalmic Administrators (ASCRS-ASOA), currently underway. Highlighted technologies include IOL Master® for accurate IOL power calculation using partial coherence interferometry (PCI); a new application of STRATUSOCT™ structural imaging for cataract surgery; and excellent clinical results from a study on anterior chamber OCT, a technology currently under development.

The company also announced submission of an Investigational Device Exemption (IDE) application to the U.S. Food and Drug Administration (FDA) for LASIK refractive surgery using the MEL 80™ Excimer Laser System in the correction of myopia and hyperopia, with and without astigmatism. This submission is part of the MEL 80™'s approval procedure in the U.S.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative Stratus OCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Public Relations
Kerstin Noessig
Goeschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 – 3 35
Fax: +49 (0) 36 41 - 2 20 – 2 82
E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release



Carl Zeiss Meditec Aktie

→ English

Notifications in accordance with §15a of the German Securities Trading Law, Directors' Dealings

Notification by:	Function:	Notification received on:
Dr. Michael Kaschke	**Chairman of the Supervisory Board**	**07-May-2004**

Deal on own behalf

Date:	**03-May 2004**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**250**
Currency:	**Euro**
Price per share:	**10.70 Euro**

←Back to Overview



Carl Zeiss Meditec Aktie

→ English

Notifications in accordance with §15a of the German Securities Trading Law, Directors' Dealings

Notification by:	Function:	Notification received on:
Dr. Michael Kaschke	**Chairman of the Supervisory Board**	**07-May-2004**

Deal on own behalf

Date:	**03-May 2004**
Purchase/Sale:	**Purchase**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**250**
Currency:	**Euro**
Price per share:	**10.60 Euro**

←Back to Overview

Net income of first six months increases by 112%

(Jena, 13 May 2004) In the first six months of the current financial year (up to 30 September) Carl Zeiss Meditec AG (ISIN: DE000531370), which has a Prime Standard listing on the Deutsche Börse, significantly increased its profitability.

Consolidated net income of the global provider of systems for the diagnosis and treatment of eye ailments increased by 112% to EUR 6.5m (previous year: EUR 3.0m). Earnings per share almost doubled. The latter amounted to EUR 0.23 (previous year: EUR 0.12). The EBIT margin increased to 11.3% (previous year: 11.0%). At EUR 13.1m, earnings before interest and tax (EBIT) remained almost at last year's level of EUR 13.4m.

At EUR 115.9m, group sales were 3.8 percent down on the previous year's figure (EUR 120.5m) as the result of the strong euro in the reporting period. On the basis of constant exchange rates sales would have risen by 5.1 percent to EUR 126.6m.

The gross margin increased to 45.8% (previous year: 42.9%) in the first six months. Earnings were not affected by the currency fluctuations as the company also manufactures in the dollar region.

The significant improvement in consolidated net income also had a positive impact on the operative cash flow. The latter rose by 29.1% to EUR 8.0m (previous year: EUR 6.2m). Despite the payment of an acquisition, cash and cash equivalents increased by 1.9% to EUR 45.9m, net debt decreased from EUR 24.2m (30 September 2003) by 32.6% to EUR 16.3m, the equity ratio of Carl Zeiss Meditec on 31 March 2004 stood at 61.3% (30 September 2003: 59.0%).

For the whole year there could be a slight increase in sales if the US dollar regains strength against the euro. The company aims to raise its profitability further and plans a result above the previous year's figure.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Goeschwitzer Str. 51 -52, 07745 Jena/Germany, Phone +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, e-mail: investors@meditec.zeiss.com

CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 76 -

Carl Zeiss Meditec: Net income of first six months increases by 112%

EBIT margin improved - 30 % boost in operating cash flow - sales due to exchange rate influences below last year's figure

(Jena, 13 May 2004) In the first six months of the current financial year (up to 30 September) Carl Zeiss Meditec AG (ISIN: DE000531370), which has a Prime Standard listing on the Deutsche Börse, significantly increased its profitability.

Consolidated net income of the global provider of systems for the diagnosis and treatment of eye ailments increased by 112% to € 6.5m (previous year: € 3.0m). Earnings per share almost doubled. The latter amounted to € 0.23 (previous year: € 0.12). The EBIT margin increased to 11.3% (previous year: 11.0%). At € 13.1m, earnings before interest and tax (EBIT) remained almost at last year's level of € 13.4m. At € 115.9m, group sales were 3.8 percent down on the previous year's figure (€ 120.5m) as the result of the strong euro in the reporting period. On the basis of constant exchange rates sales would have risen by 5.1 percent to € 126.6m.

The main reasons for the good results are the improvement of the product mix and the further optimisation of manufacturing costs. The gross margin thus increased to 45.8% (previous year: 42.9%) in the first six months. Earnings were not affected by the currency fluctuations as the company also manufactures in the dollar region.

Ulrich Krauss, President and CEO of Carl Zeiss Meditec said: "We have reached our growth targets. Besides the USA, business has also been especially successful in Asia. Despite the currency fluctuations, sales in this region came in at € 29.6m or 9.4% higher than in the previous year."

Press Release

Sound financial structure.

The significant improvement in earnings also had a positive impact on the operative cash flow. The latter rose by 29.1% to € 8.0m (previous year: € 6.2m). Despite the payment of an acquisition, cash and cash equivalents increased by 1.9% to € 45.9m, net debt decreased from € 24.2m (30 September 2003) by 32.6% to € 16.3m, the equity ratio of Carl Zeiss Meditec on 31 March 2004 stood at 61.3% (30 September 2003: 59.0%).

"Considering our acquisition of hiko medical communication GmbH a few months ago, this growth shows just how strong the financial power of the company is," said the Carl Zeiss Meditec CFO, Bernd Hirsch.

R&D activities increased

The ophthalmic technology company continued to invest heavily in research and development in the first half of this year. Expenditure totalled € 12.2m, up from € 11.2m last year, with the R&D ratio increasing to 10.5% (previous year: 9.3%). "In the last few months the R&D departments have been especially active as we are about to launch a raft of new products," explained CTO, Dr Walter Wrobel. For example, the ACMaster™ (for precise measurement of the anterior eye segment, based on the technology of the successful IOLMaster®) and the Preview PHP™ (for early detection of age-related macular degeneration – AMD) are both about to be launched in the next few weeks.

As of 31 March 2004 the Carl Zeiss Meditec Group had 802 employees (previous year: 842) plus 23 trainees (previous year: 25).

Outlook: Further increase in profitability

The President and CEO Krauss is confident about the company's performance in the financial year 2003/2004 as a whole: "If the dollar regains strength against the euro, this could see us post a slight increase in sales. We are aiming to continue to raise our profitability, and we are targeting a figure above that of last year."

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Investor relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

6-Month Report

2003/2004

EXHIBIT C
- Ref. # 77 -



Q2

ZEISS CARL ZEISS MEDITEC

The second quarter 2003/2004 at a glance

Strategic milestones

- *Consolidated net income, as planned, significantly increased*
- *Innovative products boosting profitability*
- *R&D activities increased - new application areas opening up*
- *Initiative for a selective increase in market penetration being continued*
- *Discontinuation of OEM sales in the USA succesfully compensated*
- *Further optimisation of working capital and increased consolidated net income raise operative cash flow*

Overview of business development

(in € '000)	6-Month Report 2003/2004	6-Month Report 2002/2003	Change
Consolidated sales[1]	115,914	120,510	- 3.8%
Consolidated sales on the basis of constant exchange rates[1]	126,642	120,510	+ 5.1%
EBIT margin[1]	*11.3%*	*11.1%*	*+ 0.2 Pts. %*
Earnings before interest and taxes (EBIT)[1]	13,133	13,436	- 2.3%
Consolidated net income from continuing operations[1]	6,457	4,798	+ 34.6%
Consolidated net income	6,457	3,046	+ 112.0%
Earnings per share	*€ 0.23*	*€ 0.12*	*+ 91.7%*
Number of shares (weighted average, in thousand)	*28,402*	*25,833*	*+ 9.9%*
	31 March 2004	**30. September 2003**	
Cash and cash equivalents	45,862	45,015	+ 1.9%
Trade accounts receivable[2]	38,306	38,706	- 0,1%
Days of sales outstanding	*59.5 days*	*59.1 days*	*+ 0.7%*
Net working capital	*41,100*	*41,413*	*- 0.8%*
Liabilities	75,285	81,298	- 7.4%
Net Debt	*16,297*	*24,194*	*- 32.6%*
Equity ratio	*61.3%*	*59.0%*	*+ 2.3 Pts. %*
	6-Month Report 2003/2004	**6-Month Report** 2002/2003	
Cash flow from operating activities	7,967	6,170	+ 29.1%
Cash flow per share	€ 0.28	€ 0.24	+ 16.7%

1 In the previous financial year adjusted for discontinued operations

2 Thereof accounts receivable from third parties: € 28.162m (30 September 2003: € 30.344m)

Contents

Dear Shareholders,
Ladies and Gentlemen,

The performance of Carl Zeiss Meditec AG in the first half of 2003/2004 shows that we are successfully creating the conditions necessary for achieving our long-term growth targets. Besides integrating the software specialists hiko medical communication GmbH, which we took over in December 2003, we have further raised the innovative power of the Company. A whole range of innovative products such as the Preview PHP™ system or the ACMaster™ is about to be launched. Preview PHP™ is designed to provide early diagnosis of age related macular degeneration (AMD), a serious eye disorder, which remains one of the most common causes of blindness in the industrialised countries. The ACMaster™ allows specialists to examine the anterior section of the eye with great precision. This is of key significance in conjunction with innovative implants (intraocular lenses) for instance. We are pushing ahead with further projects, e.g. in the field of networking our systems and the development of new software-based applications, as a means of securing our future success in the market. We have continued the initiative started at the beginning of the financial year 2003/2004 to increase market penetration. By intensifying our marketing efforts we have successfully managed to compensate for sales shortfalls totaling € 7.0m in the USA resulting from our termination of OEM supplier relationships.

In several major aspects we have further improved the economic performance of the Company. Despite the slight downturn of 3.8% in sales to € 115.9m as the result of currency fluctuations, and despite expanding spending on marketing and sales and research and development, our EBIT margin increased by 0.2 % points to 11.3%. The main reasons for this are our innovative products and the further optimisation of manufacturing costs. As the result of lower interest expenses and an improved tax rate, consolidated net income rose disproportionately by 112.0% to € 6.5m (previous year: € 3.0m). Currency adjusted, Carl Zeiss Meditec's sales would have risen by 5.1% to € 126.6m. Furthermore, if the discontinuation of previous year's OEM business of € 7.0m is taken into consideration, sales growth in the first half of 2003/2004 would have been 11.6% up on the previous year. The growth in sales adjusted for exchange rate effects and the OEM business in the previous year in the Americas region would then have been 17.3%.

The financial position of Carl Zeiss Meditec has continued to improve. Despite the negative currency effects, the sales per employee figure rose to € 144,500 (previous year: € 143,100). Taking out the currency fluctuations, sales totalled € 157,900 per employee in the reporting period.



Members of the Management Board

From left to right:
Dr Walter-Gerhard Wrobel
Bernd Hirsch
Ulrich Krauss

We are holding fast to our goal of doubling our sales and achieving an EBIT margin of 15% by the end of the financial year 2007/2008. Development in this direction will not, however, be linear. In particular, forecasts of the influences the trends in exchange rate will have on sales have proved increasingly difficult. Overall the present 6 month report testifies, however, that our top priorities are now raising profitability and investing in innovation and new products for the future. The second half of the financial year 2003/2004 could see sales grow as a result of the strengthening dollar. If this trend continues, we assume that the year could close with sales slightly up on the previous year. However, on the basis of constant currency exchange rates, we expect a significantly stronger growth - even despite the discontinuation of OEM business in the USA. Irrespective of this, we will be doing all in our power to achieve a further increase in profitability. The EBIT margin for the financial year 2003/2004 is expected to be above that of last year; return on sales and operative cash flow are again set to rise year on year.

In the second half of the current financial year we intend likewise to devote considerable attention to our investor relations activities in order to boost the level of awareness of our Company and to achieve a closer relationship with our investors. Our strategic capital market goal remains admission to the TecDAX.

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Dr. Walter-Gerhard Wrobel
Member of the Management Board

Q2

Management report to the consolidated interim financial statement

1. Executive summary

Despite a slight decrease in consolidated sales, Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company", the "Group") succeeded in significantly improving its profitability in the first half of 2003/2004. Consolidated sales were 3.8% down on last year at € 115.9m (previous year: € 120.5m). The reasons for this are the exchange rate relations between the US dollar, Japanese yen and the euro and the Company's decision to discontinue OEM supplier relationships in the USA. On the basis of constant exchange rates, sales would have increased by 5.1% to € 126.6m. Carl Zeiss Meditec has therefore successfully managed to compensate its discontinued OEM sales totalling € 7.0m in the comparative period of the previous year and to strengthen and increase its market position. Thanks to innovative products and optimised production costs, the gross margin increased by 2.9 percentage points to 45.8% (previous year: 42.9%). Despite increased investment in marketing and selling and R&D, the EBIT margin rose by 0.2 percentage points to 11.3% (previous year: 11.1%). This corresponds to an EBIT of € 13.1m (previous year: € 13.4m). As the result above all of lower interest expenses and an improved tax rate we managed to post a disproportionately high increase in the consolidated net income of 112.0 % to € 6.5m (previous year: € 3.0m).

An important key figure of corporate controlling is the operative cash flow. Thanks to the successful working capital management and thanks to the improved consolidated net income, the operative cash flow rose by almost a third in the first half of 2003/2004 in comparison to the same period the previous year. It stood at € 8.0m compared to € 6.2m in the previous year. Despite the cash outflow due to the acquisition of hiko medical communication GmbH in December 2003, cash balance totalled € 45.9m (30 September 2003: € 45.0m). The equity ratio was further increased, reaching 61.3% at the end of the reporting period, up from 59.0% at the end of the financial year 2002/2003.

Carl Zeiss Meditec also posted successes in its productivity. Despite the US dollar - euro fluctuations, the sales per employee figure rose to € 144,500 (previous year: € 143,100). Taking out the currency fluctuations, sales totalled € 157,900 per employee in the reporting period.

2. Structure of the financial statements

The following aspects must be borne in mind with regard to the structure of the consolidated financial statements:

- **Expansion of the reporting entity:** On 17 December 2003 Carl Zeiss Meditec acquired a 100% interest in hiko medical communication GmbH of Pirmasens, Germany. Accordingly, from this date onwards the activities of hiko are reflected in the consolidated financial statements of Carl Zeiss Meditec.

- **Reporting of discontinued operations:** With effect from 1 May 2003, in the past financial year Carl Zeiss Meditec sold off the Aesthetic and Dental divisions that were not part of its core business to the Italian companies EL.EN S.p.A., Florence, Italy, and Quanta System S.p.A., Milan, Italy. In accordance with the accounting rules set forth in SFAS No. 144 this disposal was identified as "discontinued operations". Accordingly, the contributions to sales and expenses generated in this sector were aggregated in the previous year's consolidated income statement and shown separately. The revenue from the sale of business units is shown at the bottom of the consolidated income statement ("Net income from discontinued operations"). In the financial year 2003/2004 no effects on earnings resulted from discontinued operations.

3. Sales trends

In the first six months of the financial year 2003/2004, consolidated sales were burdened by the changes in the exchange rates between the euro and the US dollar and the Japanese yen. Carl Zeiss Meditec AG accounts for almost half its consolidated sales in the Americas region. Most of this sales revenue is invoiced in US dollars; as such the currency movements between the dollar and the euro were largely responsible for the 3.8% drop in consolidated sales in the first half of 2003/2004 to € 115.9m (previous year: € 120.5m). Currency adjusted, it emerges clearly, however, that the Company was successful in reinforcing its market position: at € 126.6m sales were 5.1% up on the previous year. This would have risen to 11.6% if adjusted for the announced termination of the OEM business by the Company in the previous year.

In the field of diagnostic equipment, the main sales generators were the STRATUSOCT™, IOLMaster®, HFA II*i*, and the digital fundus camera VISUCAM™ *lite*. The high-end diagnostic system, the CRS-Master™, which in combination with the refractive MEL 80™ laser system permits the precise and customised treatment of vision defects, is expected to account for increasing volumes of sales. The MEL 80™ made up a large proportion of laser system sales (therapy systems). The remaining sales revenue in this area came from the VISULAS™ 532s and the VISULAS™ YAG II *plus* systems for the treatment of retinal disorders and post-cataract treatment. Sales in the Service business unit decreased to € 10.3m (previous year: €12.6m). The main reason for this is the warranty period given for the MEL 80™ launched last year. We are expecting to see improved sales in this unit in the future, as these systems are usually sold together with maintenance agreements.

The following chart shows a breakdown of consolidated sales for the first six months of the current financial year 2003/2004 by business segment.

Consolidated sales by business segment

(in € '000)


6-Month Report
2003/2004
6-Month Report
2002/2003
thereof OEM sales: 6,999
85,681
92,366
19,910
15,552
10,323
12,592
Consolidated sales: 115,914
Consolidated sales: 120,510
Diagnostic -7.2%
Laser +28.0%
Service -18.0%

Currency-adjusted, Carl Zeiss Meditec also managed to strengthen its market position in diagnostic systems and post an increase of 2.8%. On this basis it also clear that the Company's Laser business continued to be successful. The corresponding growth of this unit within consolidated sales was thus 30.5%. The Service division, which basically offers maintenance services, reported a currency adjusted decrease in sales by 9.3% in the first six months of the current financial year. This is due to the warranty periods for the MEL 80™ refractive laser as mentioned above.



6-Month Report 2003/2004
6-Month Report 2002/2003
thereof OEM sales: 6,999
94,931
92,366
20,296
15,552
11,415
12,592
Consolidated sales: 126,642
Consolidated sales: 120,510
Diagnostic +2.8%
Laser +30.5%
Service -9.3%

Consolidated sales by business segment on the basis constant exchange rates

(in € '000)

The distribution of consolidated sales by region shows that Carl Zeiss Meditec posted major increases particularly in the Asia/Pacific region. Despite exchange rate fluctuations, consolidated sales were 9.4% up on the previous year's figure of € 27.0m at € 29.6m. In Europe (excluding Germany), consolidated sales were held at the same level as last year. The 10.6% decrease in the Americas to € 55.2m is due to the US dollar which, based on the average annual figure, is still weak in comparison to the euro, and the discontinuation of OEM business. The ongoing discussions about reforms within the health care system in Germany are leaving customers hesitant about investments in new systems. Accordingly, the fact that sales were only slightly lower than in the previous year can be regarded as proof of the Company's strong market position. The regional breakdown of consolidated sales is as follows:



6-Month Report 2003/2004
6-Month Report 2002/2003
29,595
27,045
thereof OEM sales: 6,999
55,207
61,751
23,005
23,167
8,107
8,547
Consolidated sales: 115,914
Consolidated sales: 120,510
Asia/Pacific* +9.4%
Americas -10.6%
Europe (w/o Germany) -0.7%
Germany -5.1%
(* including Africa)

Consolidated sales by region

(in € '000)

The year-on-year currency-adjusted comparison shows clearly that the Company has succeeded in growing so strongly in the Americas as the result of its own innovative and successful products that it compensated for the discontinued OEM sales. Compared on this basis, sales in this region were 17.3% up on the previous year. Thus, sales targeted € 64.2m in the Americas region in the reporting period (previous year: € 54.8m, adjusted for OEM sales). Growth of 15.6% over the previous year in the

Asia/Pacific region would have resulted in sales totalling € 31.3m based on constant exchange rates. Currency fluctuations are scarcely impacting on consolidated sales in Europe and Germany.

Consolidated sales by region on the basis of constant exchange rates

(in € '000)


6-Month Report
2003/2004
6-Month Report
2002/2003
31,264
64,233
23,027
8,118
27,045
thereof OEM sales: 6,999
61,751
23,167
8,547
Consolidated sales: 126,642
Consolidated sales: 120,510

*Asia/Pacific**	+15.6%
Americas	+4.0%
Europe (w/o Germany)	-0.6%
Germany	-5.0%

(including Africa)*

4. Net worth

a) Statement of net worth

The already sound balance sheet structure was further improved in the first half of 2003/2004. The development of the major balance sheet items is summarised in the following graph:

Structure of consolidated balance sheet as of 31 March and 30 September 2003

(in € '000)


31.03.2004
30.9.2003
45,862
99,676
44,382
15,947
45,450
29,835
126,154
4,428
45,015
103,818
45,896
11,116
50,316
30,982
121,400
3,147
Consolidated balance sheet total: 205,867
Consolidated balance sheet total: 205,845

Assets

- *Cash and cash equivalents*
- *Current assets (w/o cash and cash equivalent*
- *Long-term assets (w/o goodwill)*
- *Goodwill*

Liabilities and shareholders' equity

- *Current liabilities*
- *Long-term liabilities*
- *Shareholders' equity*
- *Balancing item for holdings of other companies*

As of 31 March 2004, the Company was able to further reduce accounts receivable and inventories. *The trade accounts receivable totalled € 28.2m, down from € 30.3m on 30 September 2003.* Including the trade accounts receivable from affiliated companies, this figure was € 38.3m at the end of the reporting period (30 September 2003: € 38.7m). Inventories fell by 3.6% to € 37.2m from € 38.6m on 30 September 2003.

Despite the cash outflow due to the acquisition of hiko medical communication GmbH in December 2003, cash balance totalled € 45.9m (30 September 2003: € 45.0m) as a result of the further improvement in the operative cash flow.

Trade accounts payable fell by 29.5% to € 7.5m. The increase in liabilities towards related parties relates to the interim financing of tax liabilities by the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. through Carl Zeiss Co. Ltd., as financing conditions are currently more favourable in Japan.

The increase in the "Minority interest" can be attributed to the positive earnings result of the Japanese subsidiary.

b) Key data on net worth

The following table provides an overview of the changes in the key net worth figures.

Key data on net worth

Key ratio	Definition	31 March 2004	30 September 2003	Change
Equity ratio	Equity capital / Balance sheet total	61.3%	59.0%	+2.3 Pts. %
Net debt	Liabilities less cash and cash equivalents less accounts receivable from Carl Zeiss Group treasury	€ 16.297 m	€ 24.194 m	-32.6%
Inventory turnover	Sales costs [annualised] / Average on inventories	3.3	3.4	-2.9%
Days of sales outstanding (DSO)	Trade accounts receivable / Consolidated sales [annualised] X 360 days	59.5 days	59.1 days	+0.7%

5. Financial position

a) Statement of financial position

Consolidated cash flow statement (abstract)

(in € '000)


6,170
7,967
1,555
(5,272)
(727)
(726)
6,418
847
13,601
45,862
6-Month Report 2003/2004
6-Month Report 2002/2003
Cash and cash equivalents at the end of the reporting period
Change in cash and cash equivalents
Cash flow from financing activites
Cash flow from investing activites
Cash flow from operating activites

In the first six months of the financial year 2003/2004 the cash flow from operating activities, which is a key figure of corporate controlling, rose by 29.1% to € 8.0m (previous year: € 6.2m). The growing consolidated net income and the reduction of inventories and trade receivables were the key contributory factors here.

Cash flow from investing activities in the first 6 months stood at € -5.3m (previous year: € 1.6m). This is largely attributable to the acquisition of hiko medical communication GmbH. Net of cash acquired, the investment totalled € 5.8m. Year-on-year, investments in fixed assets rose to € 1.4m. The latter related mainly to investments in the Company's infrastructure.

In the reporting period the cash flow from financing activities amounted to € -0.7m (previous year: € -0.7m). The reason for this is the discharge of liabilities. Cash inflow from borrowing activities by related parties relates to the interim financing of tax liabilities by the Japanese subsidiary Carl Zeiss Meditec Co. Ltd. through Carl Zeiss Co. Ltd., as financing conditions are currently extremely favourable in Japan.

b) Key ratios relating to financial position

Key ratios relating to financial position

(in € '000)

Key ratio	Definition	31 March 2004	30 September 2003	Change
Cash and cash equivalents	Cash at bank and in hand	45,862	45,015	+1.9%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable against Carl Zeiss Group treasury less accounts receivable from Carl Zeiss Group treasury	58,988	57,067	+3.4%
Net working capital	Current assets less cash and cash equivalents less accounts receivable from Carl Zeiss Group treasury less current liabilities	41,100	41,413	-0.8%

Key ratio	Definition	6-Month Report 2003/2004	6-Month Report 2002/2003	Change
Cash flow per share	Cash flow from operating activities / Weighted average number of shares outstanding	€ 0.28	€ 0.24	+16.7%
Capex ratio	Cash flow from investments in fixed assets / Consolidated sales	1.2%	0.2%	+1.0 Pts. %

6. Earnings position

a) Statement of earnings

Consolidated income statemen (abstract)

(in € '000)

	6-Month Report 2003/2004	6-Month Report 2002/2003	Change
Sales	115,914	120,510	-3.8%
Earnings before interest and taxes (EBIT)	13,133	13,436	-2.3%
EBIT margin	11.3%	11.1%	+0.2 Pts. %
Consolidated net income	6,457	3,046	+112.0%
Earnings per share (in €)	0.23	0.12	+91.7%

In comparison to the previous year the gross margin improved considerably in the first six months of the current financial year. It rose to 45.8%, up from 42.9% the previous year. The main reasons for this are the shift of the product mix towards innovative products and further optimisation of the manufacturing costs.

The increase in marketing and selling expenses is mainly the result of our strategy of targeted increased market penetration in individual regional and national markets together with the seasonal rise in these expenses in Japan. In the first six months of the financial year 2003/2004 Carl Zeiss Meditec spent € 22.7m on sales and marketing (previous year: € 20.7m). The corresponding expenditure ratio thus increased to 19.6% of consolidated sales (previous year: 17.2%). At € 5.6m (previous year: € 5.7m) the general administrative costs remained at the same level as the previous year. This represented 4.8% of consolidated sales (previous year: 4.8%). In the first six months of the current financial year expenditure on research and development increased by 8.5% to € 12.2 m (previous year: € 11.2m). Progress was made on important projects for the future as part of the Company's goal to improve competitiveness and profitability considerably through innovative products and systems, as planned.

The EBIT margin thus increased by 0.2 percentage points to 11.3% (previous year: 11.1%). This corresponds to an EBIT of € 13.1m (previous year: € 13.4m). Losses attributable to the sold-off Aesthetic and Dental operations had already been removed from the figures for the same period of the previous year.

As the result of lower interest expenses and an improved tax rate, we posted a disproportionately high increase in the consolidated net income of 112.0 % to € 6.5m (previous year: € 3.0m). This corresponds to earnings per share of € 0.23 (previous year: € 0.12). The increase in profits therefore compensated for the larger number of shares than the previous year. The consolidated net income from continued activities was over a third higher in the reporting period than in the previous year. It stood at € 6.5m compared to € 4.8m in the previous year.

b) Key ratios relating to earnings position

Key ratios relating to earnings position


2.5%
5.6%
6.4%
10.2%
3.2%
6.3%
6-Month Report 2003/2004
6-Month Report 2002/2003
Return on sales
Return on equity (six months)
Return on assets (RoA) (six months)

7. Research and development

In the first six months of the financial year 2003/2004 Carl Zeiss Meditec spent € 12.2m on research and development (previous year: € 11.2m). A total of € 0.6m was granted in subsidies (previous year: € 0.9m). This represented 10.5% of consolidated sales (previous year: 9.3%).

The increased R&D expenditure reflects the Company's goal of further strengthening and increasing its market position and its earning capacity. Systems which offer greater efficiency to doctors and better diagnosis and treatment results to patients will assume even greater importance in the future. The software-based, intelligent networking of individual units will play an important role here. The goal is not only to further improve the diagnostic and therapeutic processes but also above all to diagnose serious and widespread eye diseases even earlier than is possible at present in order to facilitate better treatment possibilities. These eye diseases, which are incurable but the development of which can be arrested, include glaucoma and age-related macula degeneration (AMD). Both remain the most common causes of blindness in the industrialised countries.

A major new product in this field is the Preview PHP™ system. It was presented for the first time at the *American Academy of Ophthalmology* (AAO) in November 2003 and is about to be launched onto the market in the coming weeks. Preview PHP™ represents a new approach to the early detection and monitoring of AMD. Studies show that its effectiveness in the diagnosis of advanced-stage AMD is double that of conventional methods.

The development of the ACMaster™ is a further important R&D project. This is a system based on optical biometry, just like the highly successful IOLMaster®. The IOLMaster® is used to select the power of intraocular lenses prior to cataract operations. The ACMaster™ allows specialists to examine the anterior segment of the eye with great precision. This is of key significance primarily with regard to innovative intraocular lenses.

Other R&D projects focus on providing additional applications or the enhancement of functions for products which are already available on the market. These include the Visupac™ software, the scope of which is continually being extended.

Other new products such as the Visulas™ YAG III for post-cataract treatment are currently in an advanced stage of development.

Carl Zeiss Meditec is also playing a major role in a series of inter-company research projects. Special mention should be given to a research and industrial alliance that is working on a new procedure for the correction of vision defects with the aid of ultra short-pulsed lasers (so-called femtosecond lasers).

8. Events of particular significance

As reported in the 3 month report of 2003/2004, on 17 December 2003 Carl Zeiss Meditec AG acquired a 100% interest in hiko medical communication GmbH.

With regard to the suit for damages the Group had filed against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor, an out-of-court settlement was reached. This settlement includes payments amounting to a total of € 2.8m, payable by I-Spire s.p.r.l. in several instalments and shown in the balance sheet item "Other loans". The payment of the first instalment of € 1.5m was made end of April 2004.

9. Orders on hand

As of 31 March 2004 Group's orders on hand totalled € 12.1m (previous year: € 15.0m). When comparing these figures with the previous year it should be noted that customers are now ordering much later than before, as in previous months. Added to this are two other factors affecting the US subsidiary Carl Zeiss Meditec, Inc. One is the impact of currency fluctuations. The other significant factor is the termination of OEM supplier relations by Carl Zeiss Meditec, Inc. at the start of the financial year 2003/2004.

10. Personnel

As of 31 March 2004 a workforce of 802 was employed in the Carl Zeiss Meditec Group (previous year: 842). In addition there were 23 trainees (previous year 25).

11. Outlook

Strategically, our goal remains to establish Carl Zeiss Meditec in the market as a provider of complete ophthalmic solutions. On the strength of our unique technology and product portfolio, our efficient worldwide distribution network and the globally recognised "Zeiss" brand, we will endeavour to provide our customers – the medical specialists – with innovative and efficient products which will support them in their daily routines, enabling them to increase their level of efficiency.

We will develop new products and explore new applications which enable doctors to diagnose serious and widespread eye diseases at an even earlier stage. The aim here is to give patients the chance of faster and more effective healing. The intelligent networking of diagnostic and therapeutic data, which today is generated by stand-alone devices and systems, will gain in significance. The principal aim here is to achieve greater efficiency and precision in the treatment of eye disorders.

In terms of sales, our main focus is on a targeted and systematic increase of our market penetration in particular markets and for specific products. For this purpose, together with our own sales companies and our distribution partners we have launched a drive that should produce first results in the current financial year.

We are holding fast to our goal of doubling our sales and achieving an EBIT margin of 15% by the end of the financial year 2007/2008. Development in this direction will not, however, be linear. In particular, forecasts of the influences the trends in exchange rate will have on sales have proved increasingly difficult. The Company's economic performance to date, however, shows that besides achieving our growth targets, optimisation of profitability is a high priority for us.

The second half of the financial year 2003/2004 could see sales grow as a result of the strengthening dollar. If this trend continues, the year could close with sales up on the previous year. However, on the basis of constant currency exchange rates, we expect a significantly stronger growth despite the discontinuation of OEM business in the USA. Irrespective of this, we will be doing all in our power to achieve a further increase in profitability. The EBIT margin for the financial year 2003/2004 is expected to be above that of last year; return on sales and operative cash flow are again set to rise year on year.

Q2

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the Management or Supervisory Board of Carl Zeiss Meditec AG

		Number of Carl Zeiss Meditec shares 31 March 2004
Management Board		
Ulrich Krauss	*Shares*	*500*
Dr Walter-Gerhard Wrobel	*Shares*	*0*
Bernd Hirsch	*Shares*	*500*
Supervisory Board		
Dr Michael Kaschke	*Shares*	*750*
Alexander von Witzleben	*Shares*	*3,094*
Dr Franz-Ferdinand von Falkenhausen	*Shares*	*794*
Dr Manfred Fritsch	*Shares*	*450*
Jürgen Dömel	*Shares*	*291*
Franz-Jörg Stündel	*Shares*	*488*
Company		
Carl Zeiss Meditec AG	*Shares*	*14,252*

Directors' Dealings – securities transactions subject to reporting requirements made by members of the Management or Supervisory Board of Carl Zeiss Meditec AG

In the first six months of the financial year 2003/2004 no securities transactions subject to reporting requirements pursuant to Art. 15a of the German Securities Trading Act (WpHG) were made by members of either the managing or supervisory board. Reports pursuant to Art. 15a WpHG were thus not necessary.

Shareholder structure

Shareholder structure of Carl Zeiss Meditec AG


28%
72%
<0.1%
<0.1%
Share capital 100%
Carl Zeiss Group
Free float
Carl Zeiss Meditec AG
Management and Supervisory Board of Carl Zeiss Meditec AG

Consolidated statement of income (US GAAP)

€ '000		2nd Quarter 2003/2004 1 January 2004 - 31 March 2004		2nd Quarter 2002/2003 1 January 2003 - 31 March 2003		6-Month Report 2003/2004 1 October 2003 - 31 March 2004		6-Month Report 2002/2003 1 October 2002 - 31 March 2003
Sales		**57,511**		**60,110**		**115,914**		**120,510**
Costs of goods sold		(29,974)		(32,837)		(62,839)		(68,838)
Gross profit		**27,537**		**27,273**		**53,075**		**51,672**
Selling and marketing expenses		(11,594)		(10,510)		(22,747)		(20,694)
General and administrative expenses		(2,887)		(3,303)		(5,575)		(5,749)
Research and development expenses	(6,745)		(6,436)		(12,770)		(12,110)	
Minus government grants received	272	(6,473)	629	(5,807)	597	(12,173)	894	(11,216)
Other operating income / (expense), net		65		44		167		132
Foreign currency gains / (losses)		347		(394)		386		(709)
Income before interest result and income taxes		**6,995**		**7,303**		**13,133**		**13,436**
Interest income / (expense), net		(324)		(492)		(635)		(1,068)
Income before income taxes		**6,671**		**6,811**		**12,498**		**12,368**
Income tax expense from continuing operations		(2,664)		(3,709)		(4,814)		(6,066)
Minority interests		(1,057)		(1,323)		(1,227)		(1,504)
Net income from continuing operations		**2,950**		**1,779**		**6,457**		**4,798**
Income / (loss) before income taxes from discontinued operations		-		(2,043)		-		(2,365)
Income tax benefit from discontinued operations		-		778		-		613
Net income from discontinued operations		**-**		**(1,265)**		**-**		**(1,752)**
Net income		**2,950**		**514**		**6,457**		**3,046**
Earnings per share, basic (€):								
from continuing operations		**0.10**		**0.07**		**0.23**		**0.19**
from discontinued operations		**-**		**(0.05)**		**-**		**(0.07)**
Total		**0.10**		**0.02**		**0.23**		**0.12**
Earnings per share, diluted (€)								
from continuing operations		**0.10**		**0.07**		**0.23**		**0.19**
from discontinued operations		**-**		**(0.05)**		**-**		**(0.07)**
Total		**0.10**		**0.02**		**0.23**		**0.12**
Average number of shares outstanding:								
Basic		**28,402,377**		**25,548,490**		**28,402,377**		**25,832,836**
Diluted		**28,402,377**		**25,548,490**		**28,402,377**		**25,832,836**

The following notes on the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated balance sheet (US GAAP)

€ '000	31 March 2004	30 September 2003
Assets		
Current assets:		
Cash	45,862	45,015
Restricted Cash	-	850
Trade accounts receivable, net of allowances of € 12.012m (prev. year: € 10.478m)	28,162	30,344
Accounts receivable from related parties	23,270	20,451
Inventories	37,234	38,611
Prepaid expenses	1,369	1,132
Deferred income taxes	7,752	7,958
Other assets	1,889	4,472
Total current assets	**145,538**	**148,833**
Property, plant, and equipment, net	24,920	26,000
Goodwill	15,947	11,116
Other intangible assets, net	6,098	5,079
Other long-term accounts receivable, net of allowances of € 0m (prev. year: € 0.047m)	103	718
Loans	2,818	2,818
Deferred income taxes	10,443	11,281
Total assets	**205,867**	**205,845**

The following notes on the consolidated financial statements are part of the unaudited consolidated financial statements.

€ '000	31 March 2004	30 September 2003
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	502	-
Current portion of long-term debt	192	187
Current portion of capital lease obligations	509	374
Trade accounts payable	7,502	10,636
Accounts payable to related parties	7,234	5,919
Income taxes payable	3,861	6,655
Deferred income	4,938	4,870
Deferred income taxes	108	8
Accrued expenses	19,208	20,527
Other current liabilities	1,396	1,140
Total current liabilities	**45,450**	**50,316**
Long-term debt, net of current portion	5,001	4,841
Capital lease obligations, less current portion	23,311	24,731
Long-term deferred income	813	1,007
Deferred income taxes	587	226
Other liabilities	123	177
Total liabilities	**75,285**	**81,298**
Minority interests	4,428	3,147
Shareholders' equity:		
Ordinary shares, imputed nominal value € 1.00, 26,416,629 shares authorized, issued, and outstanding, respectively	28,417	28,417
Additional paid-in capital	89,433	89,433
Retained earnings	18,489	12,032
Accumulated other comprehensive loss	(10,077)	(8,374)
Treasury stock	(108)	(108)
Total shareholders' equity	**126,154**	**121,400**
Total liabilities and shareholders' equity	**205,867**	**205,845**

The following notes on the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated cash flow statement (US GAAP)

€ '000	6-Month-Report 1 October 2003 - 31 March 2004	6-Month-Report 1 October 2002 - 31 March 2003
Cash flow from operating activities:		
Net income	6,457	3,046
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Minority interest	1,227	1,504
Depreciation and amortisation	2,590	2,408
Loss on disposal of fixed assets	27	-
Deferred taxes	628	128
Change in working capital:		
Trade accounts receivable	785	(527)
Inventories	2,539	(4,363)
Prepaid expenses and other current assets	871	391
Trade accounts payable	(3,408)	3,209
Accrued tax expenses	(2,672)	3,709
Other accrued expenses and liabilities	(1,184)	(3,223)
Deferred income	107	(112)
Total adjustments	**1,510**	**3,124**
Net cash provided by operating activities	**7,967**	**6,170**
Cash flow from investing activities:		
Change of restricted cash	815	-
Purchase of fixed assets	(1,434)	(299)
Purchase of intangible assets	(386)	-
Gain on sale of fixed assets	3	-
Increase of loans	-	(43)
Inpayment due to the sale of a subsidiary in the context of an *asset deal*	-	200
Inpayment due to the disposal of discontinued operations	1,500	-
Acquisition of consolidated companies, net of funds received (hiko: € 5.770m, Carl Zeiss Meditec Co. Ltd., Tokyo: € 1.697m)	(5,770)	1,697
Net cash (used in) / provided by investing activities	**(5,272)**	**1,555**
Cash flow from financing activities		
Repayments of short-term debt	(1,233)	(1,345)
Repayments of long-term debt	(64)	(89)
Inpayments from taking up loans from related parties	2,105	9,009
Decrease in liabilities due to Treasury	-	(9,697)
(Increase) / decrease in accounts receivable from Treasury	(1,355)	1,542
Repayments under capital lease contracts	(179)	(186)
Inpayments due to sale and lease-back transactions	-	110
Purchase of treasury stock	-	(71)
Net cash used in financing activities	**(726)**	**(727)**
Effect of exchange rate changes on liquid assets	(1,122)	(580)
Net change in cash	847	6,418
Cash, beginning of the reporting period	45,015	7,183
Cash, end of the reporting period	**45,862**	**13,601**
Supplemental disclosures concerning the cash flow:		
Interest paid	**1,107**	**1,392**
Income taxes paid	**6,882**	**1,549**

The following notes on the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**-**	**95,329**
Net income	-	-	6,558	-	-	6,558
Other comprehensive loss (due to currency conversions)	-	-	-	(5,007)	-	(5,007)
Accumulated comprehensive income	-	-	-	-	-	1,551
Purchase of treasury stock	-	-	-	-	(108)	(108)
Capital increase	2,584	22,044	-	-	-	24,628
As per 30 September 2003	**28,417**	**89,433**	**12,032**	**(8,374)**	**(108)**	**121,400**
Net income	-	-	6,457	-	-	6,457
Other comprehensive loss (due to adjustments of accruals for pensions)	-	-	-	(65)	-	(65)
Other comprehensive loss (due to currency conversions)	-	-	-	(1,638)	-	(1,638)
Accumulated comprehensive income	-	-	-	-	-	4,754
As per 31 March 2004	**28,417**	**89,433**	**18,489**	**(10,077)**	**(108)**	**126,154**

The following notes on the consolidated financial statements are part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statement

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the period ending 31 March 2004 were prepared in compliance with the US *Generally Accepted Accounting Principles* (US GAAP).

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

These interim financial statements include all necessary accrued expenses and deferred revenue and, in the Management's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals are in line with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2003 that are included in the 2002/2003 Annual Report of Carl Zeiss Meditec AG.

Expansion of the reporting entity

On 17 December 2003 Carl Zeiss Meditec AG acquired 100% interest in hiko medical communication GmbH (hiko) of Pirmasens. The company specialises in the development of medical software solutions. It markets a successful product under the name of VISUPAC™, which enables the filing and management of diagnostic and treatment data by eye specialists and clinics. Furthermore, hiko has an efficient team of development, marketing and service specialists at its disposal. With the acquisition of hiko medical communication GmbH Carl Zeiss Meditec has taken a further major step in the implementation of its strategy. The Company will secure the necessary resources and know-how, in order to be able to offer customers cross-platform software solutions for ophthalmic applications.

Activities of the acquired company are reflected in the consolidated financial statements from 17 December 2003, the day of acquisition.

The acquisition costs due immediately in cash amounted to € 6.094m. Direct incidental acquisition costs amounted to € 66,000.

The fixing and allocation of the purchase price are based on the preliminary estimates and as yet not completely audited balance sheet figures of hiko and are therefore subject to change by the Management Board of the Company until the final evaluation and examination of the fair value of the net assets acquired, the debts assumed and provisions.

The following table shows a breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (*purchase price allocation/PPA*) in conformance with SFAS No. 141.

€ '000	
Purchased current assets	3,069
Purchased property, plant and equipment	194
Purchased other intangible assets	21
Purchase Price Allocation:	
Computer software	1,318
Goodwill	4,863
Total purchased assets and *Purchase Price Allocation*	**9,465**
Assumed current liabilities	(2,675)
Assumed other long-term liabilities	(630)
Total purchase price	**6,160**

Intangible assets (computer software) identified within the scope of purchase price allocation are written off over an average term of five calendar years.

The acquisition resulted in goodwill valued at € 4.863m. In accordance with SFAS No. 141 scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

According to the principle of materiality, no pro forma values were given.

It should be noted here that Carl Zeiss Meditec accounted/accounts for the greater part of hiko medical communication GmbH's sales. This means the consolidation of hiko will have virtually no impact on the consolidated sales.

2. Notes to the consolidated income statement

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses APB No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in SFAS No. 123 for the calculation of the remuneration expenses been applied, the consolidated net income for the year and the earnings per share would have been as follows:

€ '000	2nd quarter 2003/2004	2nd quarter 2002/2003	6 months 2003/2004	6 months 2002/2003
Consolidated net income as posted	2,950	514	6,457	3,046
Stock options expenses acc. to FAS 132	(26)	(60)	(52)	(121)
Tax gain	10	23	20	46
Stock options expenses (after tax) according to SFAS No. 123	(16)	(37)	(32)	(75)
Pro forma consolidated net income	2,934	477	6,425	2,971
Basic and diluted earnings per share (€):				
as posted	0.10	0.02	0.23	0.12
pro forma	0.10	0.02	0.23	0.12

Profit/loss per share

The basic earnings/(loss) per share were calculated by dividing the consolidated net income for the year by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of diluting securities.

The share options issued to employees did not generate any dilution effects either in the quarter or in the comparative period.

Discontinued activities

As of 1 May 2003 the Company sold the dermatological and dental laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta System S.P.A., Milan.

In accordance with the accounting rules set forth in SFAS No. 144, this disposal was identified as "discontinued operations". The consolidated income statement was adjusted in the previous year to take account of these activities. The revenue from the sale of business units is shown at the bottom of the consolidated income statement ("Net income from discontinued operations"). No profits/losses from discontinued operations are shown in the financial year 2003/2004. In the allocation of revenues and expenses, there were changes in losses from discontinued operations between the second and third quarters of the previous year. This did not, however, have any impact on the overall level of this item in the 2002/2003 financial statement.

3. Notes to the consolidated balance sheet

Warranties

The Company furnishes buyers with warranties on products sold for the contractually agreed period of 15 months. Provisions are formed for this purpose on the basis of the average values of guarantee claims made in the past.

The following table shows the change in warranty provisions from 1 October 2003 to 31 March 2004:

€ '000	
As of 1 October 2003	**3,856**
Provision	2,505
Reversal of excess reserves	(244)
Utilisation	(1,931)
Currency effects	(70)
As of 31 March 2004	**4,116**

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method in conformity with SFAS No. 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2003 to 31 March 2004 and 1 October 2002 to 31 March 2003 is as follows:

€ '000	2nd quarter 2003/2004	2nd quarter 2002/2003	6 months 2003/2004	6 months 2002/2003
Wages and salaries	25	23	50	47
Interest expenses for projected benefit obligations	14	9	28	17
Amortisation of actuarial profits/losses	3	-	6	-
Pension expenditure	**42**	**32**	**84**	**64**

4. Segment reporting

As of the balance sheet date, segment reporting was as follows:

€ '000	2nd quarter 2003/2004	2nd quarter 2002/2003	6 months 2003/2004	6 months 2002/2003
Sales				
Germany	26,384	25,185	54,062	52,112
USA	31,304	34,948	66,643	76,616
Japan	10,845	10,913	16,024	14,676
Rest of Europe	-	260	-	915
Eliminations	(11,022)	(11,196)	(20,815)	(23,809)
Consolidated	**57,511**	**60,110**	**115,914**	**120,510**

€ '000	2nd quarter 2003/2004	2nd quarter 2002/2003	6 months 2003/2004	6 months 2002/2003
Operating income				
Germany	38	1,294	1,472	4,458
USA	3,450	3,310	7,830	7,975
Japan	2,855	3,475	3,304	3,949
Rest of Europe	2	(384)	(92)	(570)
Eliminations	650	(392)	619	(2,376)
Consolidated	**6,995**	**7,303**	**13,133**	**13,436**

Sales revenue and operating income is allocated according to the geographic region of the group company that generates the revenue or the operating income.

i

The 6-Month Report 2003/2004 of Carl Zeiss Meditec AG has been published in German and English.

Both versions are available for downloading from the following address:

www.meditec.zeiss.com/ir

Financial calendar and contact

Date	Financial year 2003/2004
1 June 2004	*"Health service reform in Germany – A multiperspective analysis" investors' conference in Hamburg*
2 June 2004	*"Growth & Sustainability" investors' conference in Frankfurt*
June 2004	*Roadshow Europe*
25 June 2004	*2. "Ophthalmology Forum"*
29/30 June 2004	*Investor conference in Frankfurt*
12 August 2004	*9-Month Report*
12 August 2004	*Telephone Conference*
September 2004	*Deutsche Börse "HighTech Engineering / Medical Technology" industry forum in Frankfurt*
September / October 2004	*R&D Day in Jena*
September / October 2004	*Roadshow*
23/24 November 2004	*Deutsche Börse equity forum in Frankfurt*
15 December 2004	*Annual Financial Statements 2003/2004*
15 December 2004	*Balance Sheet Press Conference, Frankfurt am Main*
15 December 2004	*Analysts' Meeting, Frankfurt am Main*

Carl Zeiss Meditec AG

Jens Brajer
Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Editor:
Jens Brajer

Concept and design:
PR.OFIL PR und Werbeagentur GmbH, Erfurt, Germany
www.profilpr.de

Printed in Germany 05/2004.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com

6 Month Report
2003/2004

CARL ZEISS MEDITEC



Q2

1st half year: Consolidated net income significantly up on the previous year - Sales burdened by exchange rate fluctuations.

CARL ZEISS MEDITEC

Overview of business development		
Sales	▽	Decline due to exchange rates by 3.8% over previous year to € 115.9m (€ 120.5m)
	△	On the basis of constant exchange rates: Increase in sales by 5.1% over previous year to € 126.6m.
	△	Termination of OEM contracts completely compensated for: Sales of last quarter +11.6% without OEM business and based on constant exchange rates
Gross margin	△	Improvement to 45.8% (42.9%)
EBIT margin	△	Increases to 11.3% (11.1%)
EBIT	▷	At approx. € 13.1m almost at previous year's level
Consolidated net income	△	112% increase to € 6.5m
Cash flow from operating activities	△	Improvement by a third over previous year to € 8.0m (€ 6.2m)
Equity ratio	△	Once again increased to 61.3% (30.9.03: 59.0%)

Important milestones achieved in the second quarter.

CARL ZEISS MEDITEC

- ✓ Innovative products boosting profitability
- ✓ R&D activities increased - new products for new application areas about to be launched:
  - ACMaster™ for the precise diagnosis of the anterior section of the eye
  - Preview PHP™ for early detection of AMD
- ✓ Initiative for a selective increase in market penetration being continued
- ✓ Company growth has successfully compensated discontinuation of OEM sales in the USA in the previous year

Innovative products and optimised manufacturing costs improve result - decline in sales only due to exchange rate fluctuations.

CARL ZEISS MEDITEC

Consolidated statement of income (US GAAP)

	6 month report 2002/2003	6 month report 2003/2004	
Sales	**120.5**	**115.9**	Decrease by 3.8% over previous year due to exchange rate fluctuations
Gross profit on sales	**51.7** *(42.9%)*	**53.1** *(45.8%)*	Innovative products, optimised manufacturing costs
EBIT	**13.4** *(11.1%)*	**13.1** *(11.3%)*	EBIT margin further improved despite higher investment in M&S and R&D
Net consolidated income	**3.0** *(2.5%)*	**6.5** *(5.6%)*	Improved tax rate, decreased interest expenses

All figures in € million.

Continuous improvement in earning capacity in the last quarters as a sound basis for further growth.

CARL ZEISS MEDITEC


Development of gross margin and return on sales in the past 6 quarters
Financial year 2002/2003
Financial year 2003/2004
Gross margin
40.4%
42.9%
42.9%
43.5%
43.7%
45.8%
3 months
6 months
9 months
12 months
3 months
6 months
Return on sales
4.2%
2.5%
2.7%
2.8%
6.0%
5.6%
3 months
6 months
9 months
12 months
3 months
6 months
6 month report 2002/2003
6 month report 2003/2004

1st half year: Further significant improvement in profitability

CARL ZEISS MEDITEC



Key ratios of earnings position in 2002/2003 and 2003/2004 6 month reports
Return on sales
2.5%
5.6%
Return on Assets (RoA) (6 months)
3.2%
6.3%
Return on equity (6 months)
6.4%
10.2%
Return on total capital (6 months)
10.1%
11.8%
6 month report 2002/2003
6 month report 2003/2004

Discontinuation of OEM business in the diagnostic field successfully offset – laser demand rises.

CARL ZEISS MEDITEC

Sales by business segment in 2002/2003 and 2003/2004 6 month reports

As reported



120.5
115.9
w/o OEM of prev. yr: +0.4%
Thereof OEM sales: 7.0
Diagnostic
Laser
Service
92.4
85.7
-7.2%
15.5
19.9
+28.0%
12.6
10.3
-18.0%
6 month report 2002/2003
6 month report 2003/2004

On the basis of constant X-rates



120.5
126.6
w/o OEM of prev. yr: +11.2%
Thereof OEM sales: 7.0
Diagnostic
Laser
Service
92.4
94.9
+2,8%
15.6
20.3
+30,5%
12.6
11.4
-9,3%
6 month report 2002/2003
6 month report 2003/2004

Sales figures in € million

Significant sales growth in Asia – US sales increased, currency adjusted – stable development in Europe.

CARL ZEISS MEDITEC

Sales by region in 2002/2003 and 2003/2004 6 month reports

As reported



120.5
115.9
27.0
+9.4%
29.6
w/o OEM of prev. yr.: +0.8%
Thereof OEM sales: 7.0
Asia Pacific
61.8
-10.6%
55.2
Americas
Europe (w/o Germany)
23.2
-0.7%
23.0
Germany
8.5
-5.1%
8.1
6 month report 2002/2003
6 month report 2003/2004

On the basis of constant X-rates



120,5
126,6
27.0
+15,6%
31.3
w/o OEM of prev. yr.: +17.6%
Thereof OEM sales: 7.0
Asia/Pacific
61.8
+4.0%
64.2
Americas
Europe (w/o Germany)
23.2
-0.7%
23.0
Germany
8.5
-5.1%
8.1
6 month report 2002/2003
6 month report 2003/2004

Sales figures in € million

Further improvement in net worth.

CARL ZEISS MEDITEC

Balance sheet structure as of 30.09.2003 and 31.03.2004



Balance sheet total: 205.8
205.8
45.0
103.8
45.9
11.1
50.3
31.0
121.4
3.1
45.9
99.7
44.4
15.9
45.5
29.8
126.2
4.4
30.9.2004
31.3.2004
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Non-current assets (w/o goodwill)
Goodwill
Liabilities
Current liabilities
Non-current liabilities
Equity capital
Balancing item for minority interests

Sales figures in € million.

Important balance sheet ratios show a positive trend.

CARL ZEISS MEDITEC

Key data on net worth			
	30.09.2003	**31.03.2004**	
Equity ratio	59.0%	61.3%	Improvement of important balance sheet items further strengthens equity ratio
Net debt	€ 24.2m	€ 16.3m	Further repayment of liabilities
Days of sales outstanding (DSO)	59.1 days	59.5 days	Despite strong business in Asia with longer payment deadlines in QII

Growth in operating cash flow compensates for investment expenditure and increases liquidity.

CARL ZEISS MEDITEC

Consolidated cash flow statement in 2002/2003 and 2003/2004 6 month reports.



6.2
8.0
1.6
-5.3
-0.7
-0.7
6.4
0.8
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities
Change in cash and cash equivalents
6 month report 2002/2003
6 month report 2003/2004

All figures in € million.

Trends in ophthalmology – Carl Zeiss Meditec with significant competitive advantages.

CARL ZEISS MEDITEC

Syndromes	Trend	Opportunities
Glaucoma Retina	**Preservation of vision**	▪ Early diagnosis ▪ Data management and outcome analysis CZM has excellent technology basis: OCT, optical biometry, Visupac™ (hiko)
Vision defects Cataract	**Measurable eyesight improvement**	Life-long "perfect" vision requires: ▪ Better diagnostics ▪ Better treatment systems ▪ Individual correction of patient's vision defects ▪ Intraocular lenses CZM provides a broad range of high-performance systems which is to be further expanded

Intensified R&D activities secure future growth.

CARL ZEISS MEDITEC

Key Ratios

- Expenditure: € 12.2m (previous year: € 11.2m)
- R&D ratio: 10.5% of consolidated sales (prev. year: 9.3%)

Projects with products about to be launched

- Preview PHP™ for the early recognition of age-related macular degeneration (AMD), one of the most common causes of blindness in the industrialised countries
- ACMaster™ for the precise diagnosis of the anterior eye section, important for innovative IOL and refractive laser surgery
- Further projects like Visupac™(software for linking OCT and fundus camera data), Visulas™ YAG III

Medium term projects

- New systems on the basis of optical coherence tomography (OCT)
- Femtosecond lasers

Strategic development milestones successfully implemented.

CARL ZEISS MEDITEC

Milestone	Contents	Status
Software solutions	Intelligently networked diagnostic and treatment systems including data management and new methods of data assessment	✓ hiko acquision, new Visupac™ software at the preparation stage ✓ GPA™ software
New technology and products	Innovative diagnostic systems based on OCT technology, innovative diagnostic systems for the early recognition of serious eye diseases	✓ Numerous development projects ✓ Preview PHP™ and ACMaster™ about to be launched
Filling gaps in product portfolio	e.g. multiwave lasers, innovative diagnostic technologies	✓ Assessment of various options
Increase in market penetration	Initiative for a selective increase in market penetration	✓ Initiatives to be continued

Major groundwork for future growth to be carried out in the 2003/2004 FY.

CARL ZEISS MEDITEC

Prerequisites

- Profitability further improved despite higher investment in M&S and R&D
- Excellent financial structure
- Innovations to remain motor for future growth - a broad technology portfolio and renowned "Zeiss" brand form the basis for this

Targets for the FY 2003/2004

- Successful product innovations
- Further selective increase in market penetration
- Filling gaps in product portfolio
- Slight increase in sales will be reached if dollar further rises
- Return on sales and cash flows from operating activities to be improved over the previous year

CARL ZEISS MEDITEC

During the course of his or her life, each person will suffer from an eye disease. 2 out of 3 patients will be examined or treated with a Carl Zeiss Meditec AG device.



Thank you for your kind attention.

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 79 -

Novel Diagnostic Testing Device for Early Detection of Severe Eye Disorders Launched in Europe and Japan

PreView PHP™ perimeter helps to preserve vision by allowing earlier treatment of age-related macular degeneration

(Jena, 14 May 2004) The number of patients suffering from age-related macular degeneration (AMD) is expected to triple over the next 25 years. If left untreated, this dangerous eye disorder leads to blindness, often within a few months. Carl Zeiss Meditec AG (ISIN DE000531370), a leading supplier of ophthalmic devices and systems, has responded to this trend by making available the first diagnostic device for early detection of advanced AMD. The device named PreView PHP™ (Preferential Hyperacuity Perimeter) is launched simultaneously in Europe and Asia. "The PreView PHP™ marks a turning point in the fight against one of the most debilitating eye diseases and once again testifies to the innovative-ness of our company," said Ulrich Krauss, Chairman of the Board of Meditec AG. "Carl Zeiss Meditec develops advanced systems which permit the detection and treatment of severe eye disorders at an early stage, significantly increasing the potential for success in preserving vision," continued Ulrich Krauss.

According to the American Academy of Ophthalmology (AAO), AMD is the leading cause of legal blindness for people over the age of 50, currently affecting more than 25 million people worldwide. In fact, more people in the industrialized nations suffer from blindness due to AMD than from glaucoma and cataracts combined. It is a progressive, degenerative condition that has the potential to destroy a patient's central vision. The disease can progress to an advanced stage without vision being noticeably compromised, making it difficult to detect with current methods in time to reduce the extent of vision loss.

Press Release

The PreView PHP™ improves upon current methods by detecting the advanced form of the disease before extensive loss of vision has occurred, identifying elevations in the retinal pigment epithelium (a layer of tissue adjacent to the retina) that are consistent with conversion from an intermediate to an advanced stage of AMD.

Clinical trials evaluating PreView PHP's ability to differentiate choroidal neovascularization (CNV), the stage where vision loss generally occurs, from intermediate AMD demonstrated 85 percent sensitivity and 87 percent specificity in detecting CNV1. Early detection of this advanced stage of AMD has led researchers to believe that treatment may be initiated earlier than currently possible, potentially helping to preserve vision for many more patients.

"Earlier detection of the advanced stage of AMD is critical to both aging patients and eye care practitioners worldwide," said Neil M. Bressler, M.D., the inaugural James P. Gills Professor of Ophthalmology at the Johns Hopkins University in Baltimore, MD. "Identifying the disease earlier may allow treatment to begin sooner, potentially decreasing the risk of any additional visual acuity loss that might occur if progression to the advanced stage was recognized later than when the PreView PHP™ might detect progression."

Testing with the PreView PHP™ is indicated for patients who have been diagnosed with intermediate AMD or are suspected to have this stage of the disease. Both patient and practitioner-friendly, the PreView PHP™ is a visual field analyzer with a simple touch-screen test that takes approximately five minutes per eye. The test bases its diagnostic capability on "hyperacuity," the inherent human ability to visually detect the misalignment of objects relative to other objects in space. This ability is 10 times more sensitive than standard visual acuity (the basis for current testing). The PreView PHP™ bypasses several of the limitations of one of the current standards of AMD testing, the Amsler grid, by:

ZEISS CARL ZEISS MEDITEC

- Randomly projecting an image on the touch-screen, eliminating the possibility of patient memorization of the test pattern, a frequent cause of inaccuracies.
- Eliminating lateral inhibition (or the brain's difficulty in detecting image defects when the image is surrounded by competing information) by flashing one line at a time, allowing the patient to detect distortions with greater accuracy.
- Eliminating the possibility for visual compensation (the brain's instinctive ability to fill in detail based on a field scan) by flashing images for a very brief time (160 milliseconds).
- Providing monitoring in a clinical environment, ensuring correct and scheduled use, which is difficult with take-home tests.

The Amsler grid test, developed in the late 1940s, consists of a sheet of paper featuring a grid with a small dot in the center that the patient fixates on during the exam. The patient generally takes the test at home and is instructed to circle areas on the grid where they may experience visual anomalies, and report back to the physician. However, because the test depends on a patient noticing a visual defect on the grid, significant and irreversible damage to the retina can occur before treatment is given.

The PreView PHP™ is being launched at a series of medical meetings in Europe and Asia from April through June, including those organized by the national ophthalmological societies in Japan, France and Italy and by the Royal College of Ophthalmology in the UK.

Carl Zeiss Meditec AG owns worldwide distribution rights to the PreView PHP™ technology, which was developed by Notal Vision Ltd.™, an Israeli-based company that focuses on the development of diagnostic technologies for ophthalmic care.

Dr. Bressler's employer, the Johns Hopkins University, but not Dr. Bressler, is paid for research and consulting services provided by Dr. Bressler to Carl Zeiss Meditec. The terms of this institutional arrangement are managed by the Johns Hopkins University in accordance with its conflict of interest policies.

1 "PHP for Detecting CNV in AMD," presented at the Macula Society Meeting, 2003, Naples, FL.

Press Release

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release



Carl Zeiss Meditec Aktie

→ English

Notifications in accordance with §15a of the German Securities Trading Law, Directors' Dealings

Notification by:	Function:	Notification received on:
Alexander von Witzleben	**Deputy Chairman of the Supervisory Board**	**28-May-2004**

Deal on own behalf

Date:	**15-Apr 2004**
Purchase/Sale:	**Sale**
ISIN (International Security Identification Number):	**DE 0005313704**
Security:	**Share**
Nominal value:	**1 Euro**
Number:	**1,000**
Currency:	**Euro**
Price per share:	**11.70 Euro**

←Back to Overview

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: laser therapy now also accessible for Japanese patients

Key market – Japan – now open for VISULAS 690s

(Jena, June 4th, 2004) The Japanese health authority has confirmed that patients can now claim back the costs for photodynamic therapy using the VISULAS 690s laser made by Carl Zeiss Meditec AG. Confirmation of the cover is crucial in ensuring that patients who suffer from age-related macular degeneration can be given photodynamic therapy (PDT) on a mass scale. The move means that doctors can now recoup the investment costs of purchasing a laser system. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, said, "For us, the announcement that the health ministry is willing to accept the costs is proof that our VISULAS 690s is a pioneering device which meets the market's needs. Systems produced by Carl Zeiss Meditec AG represent a secure investment for doctors while offering patients effective assistance for a widespread eye disorder."

Age-related macular degeneration (AMD) is the main cause of blindness in people over 50 in the industrialised countries. Doctors estimate that roughly 500,000 people contract AMD each year. The illness cannot be cured, but photodynamic therapy can help prevent blindness and halt its progress. The Carl Zeiss Meditec VISULAS 690s laser system was the only device to be granted approval for photodynamic therapy by the Japanese authorities in December 2003. The announcement that the costs will now be covered means that the quality of life can also now be significantly improved for large numbers of Japanese patients.

AMD is accompanied by the formation of abnormal blood vessels (choroidal neovascularisation) which grow into the central part of the retina, the macula. This destroys the central vision. Treatment (PDT) is possible using the VISULA 690s in combination with medication. In contrast to conventional laser treatment, the sensitive receptor layer of the retina is not damaged. During the treatment, the patient is first given an injection of light-sensitive dye (Visudyne® from Novartis) which is deposited selectively only in the neovascularisation itself. The dye is activated in the subsequent laser treatment; it reacts with the oxygen in the tissues and destroys the diseased cells, thereby closing off abnormal vessels. The result of such treatment is the arrest of further loss of visual acuity.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Road show Netherlands
8 June 2004

ZEISS CARL ZEISS MEDITEC



Mission and vision.

CARL ZEISS MEDITEC

Our Mission

Based on our leading position in science and optics we develop and market clinical systems for maintaining and improving people's eyesight. Our products and services secure outstanding added value for our customers and real advantages for society.

Our Vision

Our tenet is that everyone has the right to see the world with his or her own eyes. We at Carl Zeiss Meditec are committed to making perfect vision a possibility for everyone.

Contents

The human eye and its disease states.

CARL ZEISS MEDITEC

The four main ophthalmic disorders.


1
2
3
4

1 **Cornea**
transparent tissue forming the outer part of the eyeball. — **Refraction**

2 **Lens**
focuses light rays entering the pupil onto the retina. — **Cataract**

3 **Retina**
light-sensitive membrane lining the inner wall of the back of the eye. — **Retina**

4 **Optic nerves**
connect the retina with the brain. — **Glaucoma**

Innovative high-tech-products.

CARL ZEISS MEDITEC


Field of application in the eye
Refraction
Cataract
Glaucoma
Retina
MEL 80™
IOLMaster®
HFA II-*i*
VISULAS™
WASCA
CRS-Master
CRS-Master™
VISULAS™
STRATUSOCT™
Funduskamera

New systems improve earnings and market position.

CARL ZEISS MEDITEC

Launch of new products in the financial year 2002/2003

- **MEL 80™:** Most advanced laser on the market for the treatment of vision defects (refractive surgery).
- **Humphrey® Matrix:** Innovative system for the early diagnosis of glaucoma.
- **STRATUSOCT™:** For early recognition of glaucoma: Normative data base facilitates much earlier recognition of disorder.
- **VISUCAM™ C:** Digital camera for fundus imaging.
- **CRS-Master™:** Platform connecting the MEL 80™ refractive laser with a sophisticated diagnostic system (so-called wavefront aberrometer) for the individualised treatment of patients' vision defects.

Carl Zeiss Meditec – leading the market for ophthalmic systems and devices.

CARL ZEISS MEDITEC

Subsidiaries in the three most important markets of the world - synergies with the Carl Zeiss Group in the rest of the world: Access to highly successful sales network



Production, Sales, Service, R&D
~470 employees
Production, Sales, Service, R&D
~290 employees
Sales, Service
~40 employees
Headquarters
Subsidiaries
Zeiss Group's sales network

The ophthalmic market is set to grow at 10% p.a. in the coming years.

CARL ZEISS MEDITEC

Demographics	Decrease in illiteracy	Advancements in medical technology	Growing expenditure on health care
• World population growing rapidly and ageing ever more quickly - resulting in increasing demand for eye treatment	• Eye glasses and contact lenses as "necessary evils" • Growing number of people suffering from near-sightedness (myopia)	• New devices enable new treatments • New treatment methods for known disorders • Early recognition of disorders improves treatment results and maintains eyesight • Customers expect networked systems and links between diagnosis and treatment	**Developing countries:** • Ophthalmic disorders as an economic problem - increasing number of patients **Developed countries:** • Demand for advanced treatment methods • Wellness/ Lifestyle: Trends toward privately-funded medical applications • Increasing spending on health care forces greater efficiency

CAGR 2002-2008e for ophthalmic systems market: 10%

Sources: UN World Population Trends 2002, US National Eye Institute 2002, Theta Reports 2002, Millennium Research Group 2002, MarketScope Reports 2003 et al.

The market for ophthalmic systems shows strong growth at all four ophthalmic disorders.

CARL ZEISS MEDITEC

Market development by ophthalmic diseases: CAGR 2002 - 2008(e) > 10%



Refraction
Cataract
Glaucoma
Retina
1,290
270
590
120
310
1,900
590
760
160
390
3,630
1,200
1,500
280
650
+12%
+11%
+10%
+9%
1999
2002
...
2008(e)

Sources: *UN World Population Trends 2002, US National Eye Institute 2002, Theta Reports 2002, Millennium Research Group 2002, MarketScope Reports 2003 et al.*

Market growth in ophthalmology shows regional differences.

CARL ZEISS MEDITEC

Market development by region: CAGR 2002 - 2008(e) > 10%



Asia/Pacific
Americas
Europe (w/ Germany)
Germany
1,290
290
580
350
70
1,900
400
900
500
100
+18%
+11%
+8%
+8%
3,630
1,050
1,660
770
150
1999
2002
...
2008(e)

Sources: UN World Population Trends 2002, US National Eye Institute 2002, Theta Reports 2002, Millennium Research Group 2002, MarketScope Reports 2003 et al.

H1 2003/2004: Significant increase in net income - Sales burdened by exchange rate fluctuations.

CARL ZEISS MEDITEC

Overview of business development		
Sales	▽	Decline due to exchange rates by 3.8% over previous year to € 115.9m (€ 120.5m)
	△	On the basis of constant exchange rates: Increase in sales by 5.1% over previous year to € 126.6m.
	△	Termination of OEM contracts completely compensated for: Sales of last quarter +11.6% without OEM business and based on constant exchange rates
Gross margin	△	Improvement to 45.8% (42.9%)
EBIT margin	△	Increases to 11.3% (11.1%)
EBIT	▷	At approx. € 13.1m almost at previous year's level
Consolidated net income	△	112% increase to € 6.5m
Cash flow from operating activities	△	Improvement by a third over previous year to € 8.0m (€ 6.2m)
Equity ratio	△	Once again increased to 61.3% (30.9.03: 59.0%)

Important milestones were achieved in the second quarter.

CARL ZEISS MEDITEC

- ✓ Innovative products boosting profitability
- ✓ R&D activities increased - new products for new application areas about to be launched:
  - ACMaster™ for the precise diagnosis of the anterior section of the eye
  - Preview PHP™ for early detection of AMD
- ✓ Initiative for a selective increase in market penetration being continued
- ✓ Company growth has successfully compensated discontinuation of OEM sales in the USA in the previous year

Innovative products and optimised manufacturing costs improve result - decline in sales only due to exchange rate fluctuations.

CARL ZEISS MEDITEC

Consolidated statement of income (US GAAP)

	6 month report 2002/2003	6 month report 2003/2004	
Sales	**120.5**	**115.9**	Decrease by 3.8% over previous year due to exchange rate fluctuations
Gross profit on sales	**51.7** *(42.9%)*	**53.1** *(45.8%)*	Innovative products, optimised manufacturing costs
EBIT	**13.4** *(11.1%)*	**13.1** *(11.3%)*	EBIT margin further improved despite higher investment in M&S and R&D
Net consolidated income	**3.0** *(2.5%)*	**6.5** *(5.6%)*	Improved tax rate, decreased interest expenses

All figures in € million.

Significant sales growth in Asia – US sales increased, currency adjusted – stable development in Europe.

CARL ZEISS MEDITEC

Sales by region in 2002/2003 and 2003/2004 6 month reports

As reported



120.5
115.9
Thereof OEM sales: 7.0
Asia Pacific
Americas
Europe (w/o Germany)
Germany
27.0
61.8
23.2
8.5
29.6
55.2
23.0
8.1
+9.4%
w/o OEM of prev. yr.: +0.8%
-10.6%
-0.7%
-5.1%
6 month report 2002/2003
6 month report 2003/2004

On the basis of constant X-rates



120,5
126,6
Thereof OEM sales: 7.0
Asia/Pacific
Americas
Europe (w/o Germany)
Germany
27.0
61.8
23.2
8.5
31.3
64.2
23.0
8.1
+15,6%
w/o OEM of prev. yr.: +17.6%
+4.0%
-0.7%
-5.1%
6 month report 2002/2003
6 month report 2003/2004

Sales figures in € million

Discontinuation of OEM business in the diagnostic field successfully offset – laser demand rises.

CARL ZEISS MEDITEC

Sales by business segment in 2002/2003 and 2003/2004 6 month reports



As reported
120.5
115.9
Thereof OEM sales: 7.0
w/o OEM of prev. yr: +0.4%
Diagnostic
Laser
Service
92.4
85.7
-7.2%
15.5
19.9
+28.0%
12.6
10.3
-18.0%
6 month report 2002/2003
6 month report 2003/2004
On the basis of constant X-rates
120.5
126.6
Thereof OEM sales: 7.0
w/o OEM of prev. yr: +11.2%
Diagnostic
Laser
Service
92.4
94.9
+2,8%
15.6
20.3
+30,5%
12.6
11.4
-9,3%
6 month report 2002/2003
6 month report 2003/2004

Sales figures in € million

Continuous improvement in earning capacity in the last quarters as a sound basis for further growth.

CARL ZEISS MEDITEC



Development of gross margin and return on sales in the past 6 quarters
Financial year 2002/2003
Financial year 2003/2004
Gross margin
40.4%
42.9%
42.9%
43.5%
43.7%
45.8%
3 months
6 months
9 months
12 months
3 months
6 months
Return on sales
4.2%
2.5%
2.7%
2.8%
6.0%
5.6%
3 months
6 months
9 months
12 months
3 months
6 months
6 month report 2002/2003
6 month report 2003/2004

1st half year: Further significant improvement in profitability

CARL ZEISS MEDITEC



Key ratios of earnings position in 2002/2003 and 2003/2004 6 month reports
Return on sales
2.5%
5.6%
Return on Assets (RoA) (6 months)
3.2%
6.3%
Return on equity (6 months)
6.4%
10.2%
Return on total capital (6 months)
10.1%
11.8%
6 month report 2002/2003
6 month report 2003/2004

Important balance sheet ratios show a positive trend.

CARL ZEISS MEDITEC

Key data on net worth

	30.09.2003	**31.03.2004**	
Equity ratio	59.0%	61.3%	Improvement of important balance sheet items further strengthens equity ratio
Net debt	€ 24.2m	€ 16.3m	Further repayment of liabilities
Days of sales outstanding (DSO)	59.1 days	59.5 days	Despite strong business in Asia with longer payment deadlines in QII

Growth in operating cash flow compensates for investment expenditure and increases liquidity.

CARL ZEISS MEDITEC

Consolidated cash flow statement in 2002/2003 and 2003/2004 6 month reports.



6.2
8.0
1.6
-5.3
-0.7
-0.7
6.4
0.8
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities
Change in cash and cash equivalents
6 month report 2002/2003
6 month report 2003/2004

All figures in € million

Trends in ophthalmology – Carl Zeiss Meditec with significant competitive advantages.

CARL ZEISS MEDITEC

Syndromes	Trend	Opportunities
Glaucoma Retina	**Preservation of vision**	▪ Early diagnosis ▪ Data management and outcome analysis CZM has excellent technology basis: OCT, optical biometry, Visupac™ (hiko)
Vision defects Cataract	**Measurable improvement of vision**	Life-long "perfect" vision requires: ▪ Better diagnostics ▪ Better treatment systems ▪ Individual correction of patient's vision defects ▪ Intraocular lenses CZM provides a broad range of high-performance systems which is to be further expanded

Intensified R&D activities secure future growth.

Key Ratios

- Expenditure: € 12.2m (previous year: € 11.2m)
- R&D ratio: 10.5% of consolidated sales (prev. year: 9.3%)

Projects with products about to be launched

- Preview PHP™ for the early detection of age-related macular degeneration (AMD), one of the most common causes of blindness in the industrialised countries
- ACMaster™ for the precise diagnosis of the anterior eye section, important for innovative IOL and refractive laser surgery
- Further projects like Visupac™(software for linking OCT and fundus camera data), Visulas™ YAG III

Medium term projects

- New systems on the basis of optical coherence tomography (OCT)
- Femtosecond lasers

Outlook: Strategic growth options for Carl Zeiss Meditec.

CARL ZEISS MEDITEC



14.400
5,400
5,200
1,400
600
1,700
Step 1:
Current market
Step 2:
Not yet addressed
Step 3:
Accessible,
not yet
addressed
2002
Pharmaceuticals
Contact lenses
Ophthalmic systems
IOL/consumables
Total ophthalmic market
39%
6%
8%
10%
10%
11%
16%*
Surgical microscopes, phaco machines
Proprietary IOL/ consumables
Market share 2002
CZ Meditec
Topcon
VisX
B & L
Nidek
Alcon
Others
Strategic options for further expansion

*Market volume in € million; *basis: pro forma consolidated sales for the FY 2001/2002 excl. Aesthetic and Dental*

Strategic development milestones successfully implemented.

CARL ZEISS MEDITEC

Milestone	Contents	Status
Software solutions	Intelligently networked diagnostic and treatment systems including data management and new methods of data assessment	✓ hiko acquision, new Visupac™ software at the preparation stage ✓ GPA™ software
New technology and products	Innovative diagnostic systems based on OCT technology, innovative diagnostic systems for the early recognition of serious eye diseases	✓ Numerous development projects ✓ Preview PHP™ and ACMaster™ about to be launched
Filling gaps in product portfolio	e.g. multiwave lasers, innovative diagnostic technologies	✓ Assessment of various options
Increase in market penetration	Initiative for a selective increase in market penetration	✓ Initiatives to be continued

Major groundwork for future growth to be carried out in the 2003/2004 FY.

CARL ZEISS MEDITEC

Prerequisites

- Profitability further improved despite higher investment in M&S and R&D
- Excellent financial structure
- Innovations to remain motor for future growth - a broad technology portfolio and renowned "Zeiss" brand form the basis for this

Targets for the FY 2003/2004

- Successful product innovations
- Further selective increase in market penetration
- Filling gaps in product portfolio
- Slight increase in sales will be reached if US dollar further gains values against the euro
- Return on sales and cash flows from operating activities to be improved over the previous year

In the next five years sales to be doubled and EBIT margin to reach of 15%.

CARL ZEISS MEDITEC



235,7
[EBIT margin: 10.5%]
FY 2002/2003
Software solutions, innovation and technology leverage, filling product line gaps, further rise in market penetration
at least 50
450
[EBIT margin: 15%]
FY 2007/2008
External growth
Internal growth

All figures in € million

CARL ZEISS MEDITEC

During the course of his or her life, each person will suffer from an eye disease. 2 out of 3 patients will be examined or treated with a Carl Zeiss Meditec AG device.



Thank you for your kind attention.

Backup

Growth predictions reached in the FY 2002/2003.

- **Sales** € 235.7m up on previous year's figure despite exchange rate fluctuations **(+16.7%); based on constant exchange rates,** sales would have been **€ 261.4m (+29.4%)**
- **Disposal of loss-making** Aesthetic and Dental peripheral business units **boosts future profitability in core business:**
  - EBIT at € 24.7m (+146.8% to previous year); EBIT margin at 10.5% (prev. year: 5.0%)
  - Net income (continuing operations) at € 10.8m (+131% to prev. year)
- **Consolidated net income nearly doubled** over previous year **despite losses** associated with disposal of peripheral operations (€ 6.6m after € 3.4m in prev. year)
- **Growth in operative cash flow:** € 28.1m after € 22.7m in prev. year through improved asset management
- **Cash and cash equivalents multiplied** due to high cash flow and succesful capital increase - value at the end of financial year € 45.0m (prev. year: € 7.2m)
- **Equity ratio further improved: 59.0% (prev. year: 49.2%)**

All strategic goals achieved.

Measures

- ✓ Rapid and successful conclusion of the integration process after merger last year
- ✓ Founding of the Japanese subsidiary
- ✓ Streamlining and optimising of group structure
- ✓ Focus on core business: Sale of peripheral operations Aesthetic and Dental
- ✓ Successful launch of new products
- ✓ Successful capital increase raises free float and provides resources for financing further growth

Innovative products and focus on core business improve sales and income.

CARL ZEISS MEDITEC

Consolidated statement of income (US GAAP)

	FY 2001/2002	FY 2002/2003	
Sales	**202.0** *(QIV: € 58.9)*	**235.7** *(QIV: € 59.8)*	Innovative products
Gross profit on sales	**70.3** *(34.8%)* *(QIV: € 17.7m / 30.0%)*	**102.5** *(43.5%)* *(QIV: € 27.0m / 45.1%)*	Savings in cost of goods sold, change in product mix, price levels in Japan Not including Aesthetic and Dental products
EBIT	**10.0** *(5.0%)* *(€ 0.4m / 0.7%)*	**24.7** *(10.5%)* *(€ 5.5m / 9.1%)*	Significant increase in operational profitability; first-time consolidation of Japanese subsidiary, without loss of Aesthetic and Dental

All figures in € million

Profitable core business and successful capital increase improve cash and cash equivalents.

CARL ZEISS MEDITEC

Cash flow statement for the FY 2001/2002 and 2002/2003 (summary)



28.1
22,7
2.1
0.9
8.2
-18.1
37.8
5.0
Cash flow from operating activities
Cash flow from investing activities
Cash flow from fincancing activities
Increase in cash and cash equivalents
FY 2002/2003
FY 2001/2002

All figures in € million

Technical data of the Carl Zeiss Meditec share.

CARL ZEISS MEDITEC

Basic data	
ISIN	DE0005313704
Ticker symbol	AFX
Trading segment	Prime Standard
Designated sponsors	Commerzbank, Sal. Oppenheim
Share capital	€ 28,416,629
Admitted capital	€ 28,416,629, divided into € 1.00 shares
Category and nominal value	No-par value bearer shares at a nominal value of € 1.00 per share

Shareholder Structure	
Carl Zeiss Group	72%
Management and Supervisory Board of Carl Zeiss Meditec AG:	< 0.1%
Carl Zeiss Meditec AG	< 0.1%
Free float	28%
Share capital	**100.00%**

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 83 -

2nd Ophthalmology Forum: An Eye to the Future

Early detection crucial in the battle against eye diseases

(Jena, 1 July 2004) "Doctors, ophthalmic equipment producers and patients are now joining forces to secure the future of ophthalmology," is how Dr. Markus Kraemer, analyst at Bankhaus Sal Oppenheim, summed up the current situation at the 2nd Ophthalmology Forum of Carl Zeiss Meditec AG in Nuremberg. The forum focused on the contradictory requirements of innovation and cost-cutting in ophthalmology. Renowned specialists gave an insight into the current innovative techniques. At the same time, methods of reconciling high quality requirements with strict cost controls were discussed. "Successful innovations will increasingly be judged in terms of efficiency gains in the future," said Dr. Kraemer.

A further key point examined at the Ophthalmology Forum was raising public awareness of the social significance of ophthalmology. "One of our top priorities must be to make people aware that early detection is the most important factor in treating serious eye disorders," explained Anselm Kampik, Professor of Ophthalmology at Munich University. "Decisions about regular preventive examinations should not be based primarily on costs as these are marginal in comparison to treatment costs and disability payments to the blind. This is why innovative techniques for early detection are of such immense importance," Professor Kampik continued.

Prof. Dr. Volker Klauss (LMU) has been given a grant to the value of € 10,000 by the Carl Zeiss Foundation in honour of his work in combating blindness in the Third World. The cheque was presented by the Carl Zeiss director Dr. Michael Kaschke. "This grant is our way of thanking Professor Klauss on behalf of countless people in the Third World for his outstanding commitment," said Dr. Kaschke. "Professor Klauss' practical work and research have played a significant role in combating blindness and therefore in making a major contribution towards improving the quality of life, especially in Africa," continued Dr. Kaschke, underlining the importance of Professor Klauss' work.

Press Release

Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, was most satisfied with the event. "The Ophthalmology Forum has been very well received. This represents a further step in ophthalmic development, taken together with doctors and patients and bringing us closer to the goal of granting every human being the possibility of perfect vision."

In the field of early detection of eye diseases Carl Zeiss Meditec AG has already scored a number of major successes on the way to meeting this goal. Widespread and serious eye disorders such as glaucoma or age-related macular degeneration (AMD) can now be detected at a much earlier stage thanks to the company's highly innovative diagnostic units – and be treated more efficiently as a result. The new ideas coming out of the Ophthalmology Forum will be used to prepare the ground for further innovations.

Words: 465

CARL ZEISS MEDITEC

Brief profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE0005313704) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to see the ophthalmic market grow in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig/Public Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 3 35
Telefax: +49 (0) 36 41 - 2 20 -2 82
E-mail: k.roessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Investor Relations
Jens Brajer/Director Investor Relations
Göschwitzer Straße 51 -52
D-07745 Jena

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 -1 17
E-mail: j.brajer@meditec.zeiss.com
Web: http://www.meditec.zeiss.de

Press Release

CARL ZEISS MEDITEC

Carl Zeiss Meditec and Calhoun Vision agree on partnership in new intraocular lens technology

Unique method of improving sight following cataract surgery

(Jena, 16 July 2004) Carl Zeiss Meditec AG, Jena, is proposing to cooperate with Calhoun Vision, Inc. of Pasadena/USA in a new technology in the field of intraocular lenses (IOL). The contract between the two companies provides for the joint research, development and marketing of systems for customization of the refractive power of light-sensitive IOLs. Intraocular lenses are required for cataract surgery. In the course of the operation the opaque natural lens of the human eye is replaced by an artificial lens. The new IOL distinguishes itself from conventional lenses in that it can be adjusted non-invasively after surgery, i.e. by means of light beams, to customize the lens power to meet the specific needs of the patient. This is a unique way of achieving individual, gentle and highly precise optimisation of the refractive power for the patient. The digital light source for adjusting the final lens power will be produced by Carl Zeiss Meditec AG. Calhoun Vision, Inc. will supply the intraocular lenses. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, puts the joint venture into perspective: "Our goal is to give people better sight after surgery for cataracts or vision defects. The partnership with Calhoun Vision is in line with our strategy of leadership in ophthalmic innovations. We are convinced that immense potential lies in this technology." Cary Reich, President of Calhoun Vision, Inc., adds: We believe this technology will set a new paradigm for quality of vision for both cataract surgery and refractive surgery."

Cataract surgery is performed almost 15 million times per year worldwide, making it one of the most common operations of all. The objective in implanting the artificial lens is to precisely adjust it to the eye in order to achieve the best possible visual acuity. The new technology enables the refractive power of the IOL to be adjusted much more precisely to the individual needs of the patient.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Public Relations
Kerstin Noessig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer / Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 85 -

Carl Zeiss Meditec: Equipment for ophthalmic practice delivered to Olympic Summer Games

Appliances made by the leading system supplier will be available to athletes and visitors in Athens

(Jena, July 30th, 2004): Carl Zeiss Meditec AG, a leading vendor of ophthalmic systems, is equipping a modern ophthalmic practice free of charge for the duration of the Olympic Games.

Optimum eyesight is indispensable for peak performance in most sports. To ensure proper medical care, both for the purposes of advance treatment and unforeseen problems, Dr Volker Rasch, Director of the Potsdamer Augenklinik (Ophthalmic Clinic) im Graefe-Haus GmbH, is setting up an ophthalmic practice for the duration of the Summer Games in Athens. With this facility, the experienced eye specialist is ensuring that athletes and spectators receive comprehensive information and optimum treatment in emergencies, together with expert advice on advanced medical methods such as laser treatment. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, puts the venture into perspective: "The athletes are expected to achieve peak performance; their eyesight should therefore receive the treatment afforded by top quality equipment. That is in line with our goal of giving everyone perfect eyesight. So we didn't hesitate for a moment in providing our most advanced equipment for the ophthalmic practice at the Deutsches Haus in Athens."

The Deutsches Haus, a facility provided by the German National Olympic Committee (NOC), has been in existence since 1988 and is the central meeting point for athletes, commercial partners and media representatives during the respective Olympic Games. The Deutsches Haus in Athens is located on the premises of the German School, midway between the Olympic sports complex and the International Media Centre.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL 80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Nine-month net income doubled

In the first nine months of the current financial year ending 30 September, Carl Zeiss Meditec AG (ISIN DE000531370), listed in the Prime Standard at the Deutsche Börse, once again furnished proof of its profitability.

The leading global provider of systems for the diagnosis and treatment of eye ailments doubled its consolidated net income to € 9.4m (previous year: € 4.7m). Consequently, there was also a significant increase in earnings per share. The latter amounted to € 0.33 (previous year: € 0.18). At € 18.9m, earnings before interest and tax (EBIT) remained almost at last year's level of € 19.3m. However, the EBIT margin improved to 11.1% (previous year: 10.9%).

The strong euro resulted in a 3.1% decline in group sales to € 170.4m (previous year's figure € 175.9m). Had exchange rates remained constant, sales would have increased by 3.7% to € 182.3m.

In the first nine months the gross margin improved to 45.9% (previous year: 42.9%). This enabled investments to be increased in the R&D and Marketing & Sales sectors without having an adverse effect on profits.

Thanks to operative cash flow amounting to € 17.3m (previous year: € 19.2m), cash and cash equivalents reached the record level of € 47.3m (30 September 2003: € 45.0m). Net debt decreased by more than two thirds to € 7.5m (30 September 2003: € 24.2m) and the equity ratio climbed to € 62.4% (30 September 2003: 59.0%).

Due to exchange rate trends, group sales for the year as a whole are expected to equal, at most, the previous year's level. On the basis of constant exchange rates, however, this item would show a net increase in group sales over the previous year. There will be a further enhancement in profitability and a distinct improvement in the return on sales.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena,
Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

RECEIVED
2004 OCT -4 P 2:34
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Nine-month net income doubled

EBIT margin improved – cash and cash equivalents at record level thanks to operative cash flow – sales revenue adjusted for exchange rate above last year's figure

(Jena, 12 August 2004) – In the first nine months of the current financial year ending 30 September, Carl Zeiss Meditec AG (ISIN DE000531370), listed in the Prime Standard at the Deutsche Börse, once again furnished proof of its profitability.

The leading global provider of systems for the diagnosis and treatment of eye ailments doubled its consolidated net income to € 9.4 million (previous year: € 4.7 million). Consequently, there was also a significant increase in earnings per share. The latter amounted to € 0.33 (previous year: € 0.18). At € 18.9 million, earnings before interest and tax (EBIT) remained more or less at last year's level of € 19.3 million. However, the EBIT margin improved to 11.1% (previous year: 10.9%). The strong euro resulted in a 3.1% decline in group sales to € 170.4 million (previous year's figure € 175.9 million). Had exchange rates remained constant, sales would have increased by 3.7% to € 182.3 million.

The positive results are mainly attributable to the increased gross margin due to innovative products and reduced manufacturing costs. In the first nine months of the current financial year the gross margin improved to 45.9% (previous year: 42.9%). This enabled investments to be increased in the R&D and Marketing & Sales sectors without having an adverse effect on profits.

According to Ulrich Krauss, President and CEO of Carl Zeiss Meditec: "We have significantly improved our profitability and at the same time invested more in the future. Sales successes in Asia and America demonstrate that our investments are already paying off. On top of that, we launched three new products on the market in the third quarter alone.

Press Release

USA remains most important sales market – healthy growth in Asia
With a share of 47.7% in group sales the USA – the largest part of the Americas region – was once again the main focus of Carl Zeiss Meditec's sales. The 11.3% decline to € 80.8 million (previous year: € 91.1 million) is due to the adverse conversion rate from the weak US dollar. Adjusted for the effects of exchange rates and OEM supplies in the previous year that were cancelled by Carl Zeiss Meditec, this item would have shown a 13.6% growth in sales. Sales in Asia increased by 16.2% to € 45.2 million (previous year: € 38.9 million). European sales revenue of € 32.5 million remained at the previous year's level (€ 32.7 million) and in Germany there was a 10.0% decrease that can be attributed primarily to the continued discussion on reforms in the health care system. Revenues in Germany stood at € 12.0 million (previous year: € 13.3 million).

Sound financial structure further improved
Thanks to operative cash flow amounting to € 17.3 million (previous year: € 19.2 million), cash and cash equivalents reached the record level of € 47.3 million (30 September 2003: € 45.0 million). Net debt decreased by more than two thirds to € 7.5 million (previous year: € 24.2 million). The equity ratio rose to 62.4% (30 September 2003: 59.0%).

R&D activities intensified
Numerous R&D projects have been stepped up since the start of the financial year in order to lay the foundations for proposed continued growth. This caused R&D expenses to increase to € 18.3 million (previous year: € 16.8 million) and the R&D ratio rose to 10.7% (previous year: 9.6%). Major projects have been brought to a successful close. For example, in the third quarter three new products VISUPAC™ 4.0 software, ACMaster™ and the PreviewPHP™ diagnostic system were launched on the market.

Further progress was made with US approval of the MEL 80™ refractive laser. The US health authority FDA gave the green light to an approval study in which the good treatment results of the MEL 80™ were taken into account. For this reason the FDA requires, for example, only relatively short follow-up periods after the required treatments.

Together with the American company Calhoun Vision, Inc., Carl Zeiss Meditec is working on the development of a new type of intraocular lens (IOL) whose refractive power can be adjusted after the cataract operation without the need for further surgical intervention. This could enable an additional customised treatment of vision defects.

CARL ZEISS MEDITEC

Outlook – significant increase in profitability

Due to exchange rate trends, group sales for the year as a whole are expected to equal, at most, the previous year's level. On the basis of constant exchange rates, however, this item would show a net increase in group sales over the previous year. There will be a further enhancement in profitability and a distinct improvement in the return on sales.

Press Release

ZEISS CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss AG, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

EXHIBIT C
- Ref. # 88 -

9-Month Report

2003/2004



Q3

CARL ZEISS MEDITEC

At a glance

Strategic milestones

- *Gross margin increased by 3 percentage points - Net income double the previous year's figure*
- *Three product innovations launched on the market - R&D activities increased*
- *Success in the systematic extension of market penetration - major sales increase in the Asia/Pacific region - discontinuation of OEM sales in the USA succesfully compensated*
- *Cash and cash equivalents at record level thanks to operative cash flow*

Overview of business development

(in € '000)	9-Month Report 2003/2004	9-Month Report 2002/2003	Change
Group sales	**170,411**	**175,897**	**- 3.1%**
Group sales on basis of constant exchange rates	**182,335**	**175,897**	**+ 3.7%**
EBIT margin	**11.1%**	**10.9%**	**+ 0.2% pts.**
Earnings before interest and taxes (EBIT)	**18,868**	**19,258**	**- 2.0%**
Consolidated net income from continuing operations	**9,360**	**7,816**	**+ 19.8%**
Consolidated net income	**9,360**	**4,682**	**+ 99.9%**
Earnings per share	*€ 0.33*	*€ 0.18*	*+ 83.3%*
Number of shares (weighted average, in thousand)	*28,402*	*25,829*	*+ 10.0%*
	30 June 2004	**30 September 2003**	
Cash and cash equivalents	**47,261**	**45,015**	**+ 5.0%**
Trade accounts receivable[1]	**23,005**	**30,344**	**- 24.2%**
Days of sales outstanding	*49.8 days*	*59.1 days*	*- 15.7%*
Net working capital	*37,629*	*41,413*	*- 9.1%*
Liabilities	**73,252**	**81,298**	**- 9.9%**
Net debt	*7,525*	*24,194*	*- 68.9%*
Equity ratio	*62.4%*	*59.0%*	*+ 3.4% pts.*
	9-Month Report 2003/2004	**9-Month Report 2002/2003**	
Cash flow from operating activities	**17,314**	**19,246**	**- 10.0%**
Cash flow per share	**€ 0.61**	**€ 0.75**	**- 18.7%**

1 Excluding trade accounts receivable from related parties of € 8.455m (30 September 2003: € 8.362m)

Contents

Q3

Dear Shareholders,
Ladies and Gentlemen,

With its economic development in the first nine months of the financial year 2003/2004, Carl Zeiss Meditec AG has once again demonstrated that it is pursuing a successful growth course. The consolidated net income has doubled to € 9.4 million since the previous year. We were able to raise the EBIT margin by 0.2 percentage points to 11.1 percent. EBIT in the reporting period stood at € 18.9 million (previous year: € 19.3 million). This is mainly attributable to a continued improvement in the gross margin to 45.9% due to optimised manufacturing costs and innovative products (previous year: 42.9%). Thanks to this development and the strong operative cash flow, cash and cash equivalents reached the record level of € 47.3 million (30 September 2003: € 45.0 million).

At the same time we have increased our investments in the future of Carl Zeiss Meditec. We have extended our marketing and sales activities and launched or stepped up research & development projects for promising new products. In this respect we are cooperating with the American company Calhoun Vision, Inc. in the field of innovative intraocular lenses. Together we aim to develop and market a new type of intraocular lens whose refractive power can be adjusted after the operation without the need for further surgical intervention. In this way, cataract surgery could be combined with an optimal customised correction of vision defects. In addition, in the third quarter of the current financial year we were able to bring a series of development projects to a successful close. These culminated in the launch of the new products VISUPAC™ 4.0, ACMaster™ and PreviewPHP™.[2]

Even though the US dollar – still weak in relation to the euro – in particular has resulted in a 3.1% decline in sales to € 170.4 million, we were able to chalk up a number of successes through our initiative for the targeted increase of market penetration. Growth of 16.2% since the previous year in the Asia/Pacific region resulted in sales totalling € 45.2 million (previous year: € 38.9 million). Intensified sales and marketing activities in the USA meant that the Company was more than able to compensate for a € 10.9 million decline in revenue due to the cancellation of OEM supplier contracts by Carl Zeiss Meditec. Had exchange rates remained constant, sales would have been € 182.3 million – an increase of 3.7% over the previous year.

We continued to expand our investor relations activities in the third quarter of the current financial year. Besides roadshows in Switzerland and the Netherlands, we presented Carl Zeiss Meditec AG at several capital market conferences and in numerous one-to-one meetings. In the future we shall remain committed to our active and transparent information policy vis-à-vis the capital market, for it is still our declared goal to fulfil the criteria for admission to the TecDAX index.

2 *For further information on new products and research projects please see Section 7 "Research and development"*



▸ *Management Board of Carl Zeiss Meditec AG*

From left to right:
Bernd Hirsch
Dr Walter-Gerhard Wrobel
Ulrich Krauss

In the medium-term, we want to double our sales figure by the end of the financial year 2007/2008. By this time, the EBIT margin is to grow to 15%. Development in this direction will not, however, be linear. The conversion of sales revenue in particular can be influenced by changes in exchange rates. The economic development of Carl Zeiss Meditec AG to date, is testimony, however, that the sustainable growth in profitability is of highest importance to us.

We are investigating external growth options. In doing so, we are taking care to ensure that the realisation of these options does not result in a lasting dilution of profits or an unduly high goodwill. In particular, this is also in the interests of our shareholders.

Based on the financial year 2003/2004 as a whole, in particular trends in dollar exchange rates in relation to the euro give us reason that group sales will come in at most at the same level as in the previous year. However, on the basis of constant exchange rates, we expect a growth in sales in comparison to the previous year. Irrespective of this, we will be doing all in our power to achieve a significant increase in profitability. As far as the return on sales margin is concerned, we are assuming gains in comparison to last financial year. There is to be a continued improvement in the EBIT margin. Furthermore, the operative cash flow will reflect the economic performance of Carl Zeiss Meditec.

Ulrich Krauss
President and CEO

Bernd Hirsch
Member of the Management Board

Dr Walter-Gerhard Wrobel
Member of the Management Board

Business performance

1. Executive summary

In the first nine months of the financial year 2003/2004 Carl Zeiss Meditec AG ("Carl Zeiss Meditec", the "Company", the "Group") further increased its profitability despite a slight downturn in sales by 3.1% to € 170.4 million. In spite of increased investments in marketing and sales and research and development, consolidated net income was doubled to € 9.4 million from € 4.7 million last year. Optimised manufacturing costs as well as the positive sales performance of innovative products contributed to this.

The increase in net income for the reporting period and, resulting from that, the clearly positive operative cash flow has led once again to a rise in cash and cash equivalents. As of the balance sheet date 30 June 2004 the latter totalled € 47.3 million (30 September 2003: € 45.0 million).

2. Structure of the financial statements

The following aspects must be borne in mind with regard to the structure of the consolidated financial statements:

- **Expansion of the reporting entity:** On 17 December 2003 Carl Zeiss Meditec acquired a 100% interest in hiko medical communication GmbH of Pirmasens, Germany ("hiko"). Accordingly, the activities of the former hiko, now operating under the name Carl Zeiss Meditec Systems GmbH, were included in the consolidated financial statements of Carl Zeiss Meditec from this date onwards.

- **Reporting of discontinued operations in the previous year:** With effect from **1 May 2003**, in the past financial year Carl Zeiss Meditec sold off the Aesthetic and Dental divisions that were not part of its core business to the Italian companies EL.EN S.p.A., Florence, Italy, and Quanta System S.p.A., Milan, Italy. In accordance with the US accounting rules set forth in SFAS No. 144, this disposal was identified as "discontinued operations". Accordingly, the contributions to sales and expenses generated in this sector were aggregated in the previous year's consolidated income statement and shown separately. The revenue from the sale of business units is shown at the bottom of the income statement ("Consolidated net income from discontinued operations"). In the financial year 2003/2004 no effects on earnings resulted from discontinued operations.

3. Sales trends

The declared sales performance of the third quarter of the current financial year was also hampered by the weakness of the US dollar compared to the euro. The average value of the US dollar in the first nine months of the financial year 2003/2004 was approx. € 0.82; the corresponding value in the previous year was € 0.94. Thus, Carl Zeiss Meditec posted a slight 3.1% decrease in sales to € 170.4 million (previous year: € 175.9 million). Had exchange rates remained constant, sales would have increased by 3.7% to € 182.3 million over the previous year. If total sales revenue were also to be adjusted for OEM revenue from the previous year, it would show a sales increase of 10.5%.

The main sales generators in the diagnostic sector were the successful products STRATUSOCT™, Humphrey® Field Analyzer (HFA) and IOLMaster®. Sales of treatment systems (lasers) proved positive above all thanks to the good market acceptance of the refractive laser MEL 80™ and the VISULAS™ 532s and VISULAS™ 690s systems. Sales in the Service business unit decreased to € 15.5 million (previous year: 17.4 million). A fundamental reason for this are the guarantee periods which have to be issued for the numerous new products and in particular for the MEL 80™ laser introduced into the market last year. In the future we expect service sales to rise, as it is usual for customers to conclude maintenance agreements for more complex products once the initial guarantee period has expired.

Currently Carl Zeiss Meditec is making a concerted effort to systematically expand its market presence with further innovative, high-performance products. Thus the VISUPAC ™ 4.0 software, the ACMaster™ and the PreviewPHP™ system were launched on the market in the third quarter of the current financial year.[3]

The following table shows a breakdown of group sales for the first nine months of the current financial year by business segment:


9-Month Report 2003/2004
9-Month Report 2002/2003
thereof OEM sales: 10,827
123,941
133,517
31,002
24,995
15,468
17,385
Group sales: 170,411
Group sales: 175,897
Diagnostic -7.2%
Diagnostic (w/o OEM) +1.1%
Laser +24.0%
Service -11.0%

Group sales by business segment

(in € '000)

3 *For further information on new products and research projects please see Section 7 "Research and development"*

On the basis of constant exchange rates, sales revenue with diagnostic systems remained unchanged with an increase of 0.5% compared to the previous year. If total sales revenue were also to be adjusted for OEM revenue from the previous year, it would show an increase of 9.4%. Thus, it becomes evident that Carl Zeiss Meditec was not only able to compensate for the elimination of this business but even expanded its market position with its own systems. Adjusted for the effects of exchange rates, revenue from treatment systems (lasers) would have shown a 25.6% increase to € 31.4 million and service revenue would have decreased marginally (by 3.7%) to € 16.8 million.

Group sales by business segment on the basis of constant exchange rates

(in € '000)


9-Month Report
2003/2004
9-Month Report
2002/2003
thereof OEM sales: 10,827
134,189
133,517
31,396
24,995
16,750
17,385
Group sales: 182,335
Group sales: 175,897
Diagnostic +0.5%
Diagnostic (w/o OEM) +9.4%
Laser +25.6%
Service -3.7%

In the reporting period Carl Zeiss Meditec was able to achieve high growth rates in the Asia/Pacific region. Sales rose by 16.2% to € 45.2 million (previous year: € 38.9 million) corresponding to a percentage of 26.5% of group sales. The basis of this success was the overall good market position of Carl Zeiss Meditec in important markets in this region. Carl Zeiss Meditec is the first and only company up to now to have obtained approval for a ophthalmic PDT laser in Japan. The VISULAS™ 690s laser is used together with the Novartis drug Visudyne® in the treatment of age-related macula degeneration (AMD). Making up 47.4% of group sales, the Americas region, which consists to a large extent of the USA, was the main focus of sales in this reporting period. The 11.3% fall-off in sales to € 80.8 million compared with the previous year is exclusively attributable to the weakness of the US dollar in relation to the euro. In Europe (excluding Germany), sales were held at the same level as last year at € 32.5 million (previous year: € 32.7 million). This corresponds to a percentage of 19.0% of group sales. Sales trends in Germany continued to reflect the sluggish economic situation. For some time now the persistent debate on health care reforms has been spreading unease among customers. This has led them to postpone mainly planned replacement investments. Altogether, 7.1% of group sales came from Germany in the reporting period. The following diagram gives a breakdown of group sales by region.

Group sales by region

(in € '000)


9-Month Report
2003/2004
9-Month Report
2002/2003
45,165
38,852
thereof OEM
sales:
10,827
80,827
91,093
32,458
32,661
11,961
13,291
Group sales:
170,411
Group sales:
175,897
Asia/Pacific* +16.2%
Americas -11.3%
Americas (w/o OEM) +0.7%
Europe (w/o Germany) -0.6%
Germany -10.0%
(* including Africa)

The currency-adjusted comparison of sales shows clearly that the Carl Zeiss Meditec has succeeded in growing so strongly in the Americas as the result of its own innovative and successful products that it not only compensated for the discontinued OEM sales, but also increased its market share. Compared to the previous year a 13.6% increase in sales to € 91.2 million would have been achieved in this region (previous year adjusted for OEM sales). Growth of 20.3% since the previous year in the Asia/Pacific region would have resulted in sales totalling € 46.7 million based on constant exchange rates. Currency fluctuations are scarcely impacting on group sales in Europe and Germany.

Group sales by region on the basis of constant exchange rates

(in € '000)


9-Month Report
2003/2004
9-Month Report
2002/2003
46,731
38,852
thereof OEM
sales:
10,827
91,154
91,093
32,476
32,661
11,974
13,291
Group sales:
182,335
Group sales:
175,897
Asia/Pacific* +20.3%
Americas +0.1%
Americas (w/o OEM) +13.6%
Europe (w/o G) -0.6%
Germany -9.9%
(* including Africa)

4. Net worth

a) Statement of net worth

The development of the principal balance sheet items is summarised in the following graphic.

Structure of consolidated balance sheet as of 30 June 2004 and 30 September 2003

(in € '000)



30.06.2004
30.09.2003
47,261
99,954
43,890
15,951
43,859
29,393
129,220
4,584
45,015
103,818
45,896
11,116
50,316
30,982
121,400
3,147
Consolidated balance sheet total: 207,056
Consolidated balance sheet total: 205,845
Assets
Cash and cash equivalents
Current assets (w/o cash and cash equivalents)
Long-term assets (w/o goodwill)
Goodwill
Liabilities and shareholders' equity
Current liabilities
Long-term liabilities
Shareholders' equity
Minority interest

Continued growth in operative cash flow was the reason for a renewed increase in cash and cash equivalents. As of 30 June 2004 the latter increased by 5.0% to € 47.3 million (30 September 2003: € 45.0 million).

Compared to 30 September 2003, accounts receivable stood at a substantially lower level. As of the end of the reporting period (30 June 2004) this item amounted to € 23.0 million (30 September 2003: € 30.3 million) which is a decrease by € 7.3 million or 24.2%.

The increase in the item minority interest of € 4.6 million (30 September 2003: € 3.1 million) is related with the positive earnings result of the Japanese subsidiary Carl Zeiss Meditec Co. Ltd.

b) Key data on net worth

Despite the increase in sales in the Asian/Pacific region, in which comparatively long payment terms are not uncommon, a substantial reduction in the average number of days of sales outstanding (DSO) was achieved. On 30 June 2004 the latter stood at 49.8 days compared to 59.1 days on 30 September 2003.

Carl Zeiss Meditec has no net financial debt to report. The sum of cash and cash equivalents and bank credit[4] is greater than the amount of interest bearing liabilities.

The following table shows the changes of other important key data on net worth.

Key data on net worth

Key ratios	Definition	30 June 2004	30 September 2003	Change
Equity ratio	Equity capital / Balance sheet total	62.4%	59.0%	+3.4% pts.
Net debt	Liabilities less cash and cash equivalents less accounts receivable from Carl Zeiss Group Treasury	€ 7.525m	€ 24.194m	-68.9%
Net financial debt	Interest-bearing liabilities less liquid assets, less accounts recievable from Carl Zeiss Group Treasury	€ (36.697)m[5]	€ (26.971)m[5]	+36.1%
Inventory turnover	Costs of goods sold [annualised] / Average on inventories	3.2	3.4	
Days of sales outstanding (DSO)	Trade accounts receivable / Group sales [annualised] X 360 days	49.8 days	59.1 days	

4 *In the balance sheet shown as accounts receivable from related parties (Carl Zeiss Group Treasury).*

5 *Negative sign means credit*

5. Financial position

a) Statement of financial position

Consolidated cash flow statement (abstract)

(in € '000)


19,246
17,314
1,636
(5,895)
(9,828)
(8,245)
10,090
2,246
9-Month Report 2003/2004
9-Month Report 2002/2003
Increase in cash and cash equivalents
Cash flow from financing activites
Cash flow from investing activites
Cash flow from operating activites

Cash flow from operating activities in the reporting period stood at € 17.3 million (previous year: € 19.2 million). This corresponds to a decrease of 10.0%. Cash flow from operating activities was raised by the growth in net income for the year and by cutting back trade accounts receivable and inventories. The settlement of trade accounts payable as well as tax liabilities reduced this figure.

In the first nine months of the current financial year, cash flow from investing activities amounted to € -5.9 million (previous year: € 1.6 million). This development is mainly attributable to the acquisition of Carl Zeiss Meditec Systems GmbH (formerly hiko). Net of cash acquired, the investment totalled € 5.8 million. In the reporting period Carl Zeiss Meditec invested € 1.9 million in fixed assets (previous year: € 1.2 million). For the main part the latter was for infrastructure.

Cash flow from financing activities in the reporting period stood at € -8.2 million (previous year: € -9.8 million). The major factors of influence were the repayment of short- and long-term loans.

b) Key ratios relating to financial position

Key ratios relating to financial position

(in € '000)

Key ratios	Definition	30 June 2004	30 September 2003	Change
Cash and cash equivalents	Cash at bank and in hand	47,261	45,015	+5.0%
Net cash and cash equivalents	Cash at bank and in hand + accounts receivable from Carl Zeiss Group Treasury, less accounts payable due the Carl Zeiss Group Treasury	65,640	57,067	+15.0%
Net working capital	Current assets less cash and cash equivalents less accounts receivable from Carl Zeiss Group Treasury less current liabilities	37,629	41,413	-9.1%

Key ratios	Definition	9-Month Report 2003/2004	9-Month Report 2002/2003	Change
Cash flow per share	Cash flow from operating activities / Weighted average of shares outstanding	€ 0.61	€ 0.75	-18.7%
Capex ratio	Cash flow from investments in fixed assets / Group sales	1.1%	0.7%	+0.4% pts.

Q3

6. Earnings position

a) Statement of earnings

Consolidated income statement (abstract)

(in € '000)

	9-Month Report 2003/2004	9-Month Report 2002/2003	Change
Group sales	170,411	175,897	-3.1%
Earnings before interest and taxes (EBIT)	18,868	19,258	-2.0%
EBIT margin	11.1%	10.9%	+0.2% pts.
Consolidated net income	9,360	4,682	+99.9%
Earnings per share (in €)	0.33	0.18	+83.3%

In the first nine months of the current financial year, Carl Zeiss Meditec AG once again improved its profitability. The gross margin showed an increase of 3.0 percentage points over the previous year (45.9% compared to 42.9%). This is mainly attributable to the further optimisation of the manufacturing costs and the shift of the product mix towards innovative products.

Compared to the previous year, marketing and selling expenses increased by 11.4% from € 30.4 million to € 33.9 million. For the main part this is due to investment for the systematic increase in market penetration in certain regional and national markets. Marketing efforts were, for example, intensified in individual markets such as the Asia/Pacific region and the USA. This meant that Carl Zeiss Meditec was more than able to compensate for a decline in revenue due to the cancellation of OEM supplier contracts by Carl Zeiss Meditec. The marketing and sales cost ratio thus amounted to 19.9% of group sales (previous year: 17.3%). Compared to the corresponding period last year, general and administrative costs were cut by 5.4% to € 8.0 million (previous year: € 8.5 million). This represented 4.7% of group sales (previous year: 4.8%). Expenditure on R&D rose by 8.8% to € 18.3 million in comparison to the previous year's figure at € 16.8 million. Progress was made on important projects for the future as part of the Company's goal to improve competitiveness and long-term profitability considerably through innovative products and systems, as planned.[6]

The EBIT margin thus increased by 0.2 percentage points to 11.1% (previous year: 10.9%). This corresponds to an EBIT of € 18.9 million (previous year: € 19.3 million).

As a consequence of the Company's good liquidity situation, interest expenses in the reporting period were reduced by a full 41.0% compared to the previous year. The latter totalled € 0.9 million (previous year: € 1.6 million). Interest expenditure results from long-term loans for the financing of the company buildings in Jena (Germany) and Dublin (USA). The tax quote decreased from 44.8% last year to 39.4% in the reporting period.

It was due to this development that the Company was able to double its consolidated net income to € 9.4 million (previous year: € 4.7 million). This results in earnings per share of € 0.33 (previous year: € 0.18).

6 For further information on new products and research projects please see Section 7 "Research and development"

b) Key ratios relating to earnings position


2.7%
5.5%
6.5%
9.7%
3.4%
6.0%
9-Month Report 2003/2004
9-Month Report 2002/2003
Return on sales
Return on equity (nine months)
Return on assets (RoA) (nine months)

Key ratios relating to earnings position

7. Research and development

In the first nine months of the current financial year, Carl Zeiss Meditec spent € 18.3 million (previous year: € 16.8 million) for research and development activities (R&D). This represented 10.7% of consolidated sales (previous year: 9.6%). A total of € 0.8 million was granted in subsidies (previous year: € 1.4 million).

Since the start of the current financial year Carl Zeiss Meditec has stepped up work on a wide range of research projects. This creates a number of important prerequisites for achieving the set growth targets. Our intention is that innovative systems should in future enable medical practitioners to boost efficiency levels and provide patients with improved diagnostic and treatment results.

Accordingly, the development of additional applications and the expansion of the functionality of products already introduced onto the market was at the centre of important R&D projects. For example, the application spectrum and functionality of the two systems MEL 80™ and CRS-Master® have been further enhanced.

Progress was made regarding the approval in the USA of the MEL 80™ refractive laser. Mid-May 2004 the US Health Department FDA gave Carl Zeiss Meditec the approval to carry out a study on the treatment of short- and far-sightedness with the MEL 80™. This study is the prerequisite for approval of the system in the USA. Due to the outstanding treatment results achieved with the MEL 80™ worldwide, the FDA approved a combined study procedure with comparable short follow-up periods.

Carl Zeiss Meditec is also playing a major role in a series of inter-company research projects and cooperations. One project, for example, is concerned with the development of a new process for correcting presbyopia with the help of ultra-short pulsed lasers.

Together with the American company Calhoun Vision, Inc., Carl Zeiss Meditec has been working on the development of a new type of intraocular lens whose refractive power can be adjusted after the operation without the need for further surgical intervention. In this way, cataract surgery could be combined with the optimal customised correction of vision defects. The digital light source required for the purpose is being developed by Carl Zeiss Meditec, the respective lens by Calhoun Vision.

A series of development projects was brought to a successful close in the third quarter of the current financial year. These culminated in the launch of the new products VISUPAC™ 4.0, ACMaster™ and PreviewPHP™. VISUPAC™ is software that intelligently networks several diagnostic systems (fundus cameras and STRATUSoct™) with each other and links them with practice management and hospital information systems. It is the first new product of Carl Zeiss Meditec Systems GmbH (formerly hiko). Like the successful IOLMaster®, the ACMaster™ is based on optical biometry and is used specifically for precision examination and measurement of the anterior part of the eye. This is of importance for refractive corneal surgery. PreviewPHP™ enables age-related macula degeneration (AMD), one of the most common causes of blindness in industrialised countries, to be diagnosed better than before.

8. Events of particular significance

As stated in the earlier reports of 2003/2004, on 17 December 2003 Carl Zeiss Meditec AG acquired a 100% interest in former hiko medical communication GmbH. This company now operates under the name Carl Zeiss Meditec Systems GmbH.

In connection with a suit for damages against I-Spire s.p.r.l., Brussels/Belgium and its sole proprietor, an out-of-court settlement was reached in the second quarter. This settlement provides for the payment of the total amount of € 2.8 million shown in the balance sheet item "Other loans" by I-Spire s.p.r.l. according to a payment plan. The payment of the first instalment of € 1.5 million was made at the end of April 2004.

9. Orders on hand

As of 30 June 2004 Group's orders on hand totalled € 14.7 million (previous year: € 13.7 million). Due regard must be paid to the fact that orders on hand at the US subsidiary Carl Zeiss Meditec, Inc. is impacted by the adverse exchange rate from the US dollar to the euro.

10. Personnel

As of 30 June 2004 a workforce of 808 was employed in the Carl Zeiss Meditec Group (previous year: 756). In addition, there were 23 trainees (previous year: 24). This increase over the previous year is mainly attributable to the acquisition of Carl Zeiss Meditec Systems GmbH (formerly hiko).

11. Outlook

Based on our strong position in ophthalmic systems and devices, it is our strategic goal to establish Carl Zeiss Meditec as a provider of complete ophthalmic solutions. Our unique technology and product portfolio, our extensive resources in the field of research and development, our strong global marketing network and the famous brand name "Zeiss" provide an excellent basis for this. Together with the sound structure of our balance sheet and our economic performance, we believe that we are optimally equipped for the future.

In the medium-term, we want to double our sales figure by the end of the financial year 2007/2008. By this time, the EBIT margin is to grow to 15%. Development in this direction will not, however, be linear. The conversion of sales revenue in particular can be influenced by changes in exchange rates. The economic development of Carl Zeiss Meditec AG to date, is testimony, however, that the sustainable growth in profitability is of highest importance to us.

To achieve our medium-turn growth targets, in the fourth quarter of the financial year 2003/2004 we will continue to pursue the investments with which we are systematically and purposefully increasing our market penetration, together with our extensive research and development activities focussed on promising new products. With this we will be creating the internal prerequisites for successful organic growth.

Parallel to this we are examining external growth options. In doing so, we are taking care to ensure that these options do not result in a lasting dilution of profits or an unduly high goodwill. In particular, this is also in the interests of our shareholders.

Based on the financial year 2003/2004 as a whole, in particular trends in dollar exchange rates in relation to the euro give us reason to anticipate that group sales will come in at most at the same level as in the previous year. However, on the basis of constant exchange rates, we expect a growth in sales in comparison to the previous year. Irrespective of this, we will be doing all in our power to achieve a significant increase in profitability. As far as the return on sales is concerned, we are assuming significant gains in comparison to last financial year. There is to be a continued improvement in the EBIT margin. Furthermore, the operative cash flow will reflect the economic performance of Carl Zeiss Meditec.

Directors' Holdings and Directors' Dealings

Directors' Holdings – Details on shareholdings of members of the Management or Supervisory Board of Carl Zeiss Meditec AG

		Number of Carl Zeiss Meditec shares 30 June 2004
Management Board		
Ulrich Krauss	Shares	500
Dr Walter-Gerhard Wrobel	Shares	-
Bernd Hirsch	Shares	500
Supervisory Board		
Dr Michael Kaschke	Shares	1,250
Alexander von Witzleben	Shares	2,094
Dr Franz-Ferdinand von Falkenhausen	Shares	794
Dr Manfred Fritsch	Shares	450
Jürgen Dömel	Shares	291
Franz-Jörg Stündel	Shares	488
Company		
Carl Zeiss Meditec AG	Shares	14,252

Directors' Dealings - securities transactions subject to reporting requirements made by members of the Management or Supervisory Board of Carl Zeiss Meditec AG

On 3 May 2004 Dr Michael Kaschke, Chairman of the Supervisory Board, acquired 250 shares in Carl Zeiss Meditec AG at the price of € 10.60 and 250 shares at the price of € 10.70. Both purchases were made in his own name. On 28 May 2004 the Deputy Chairman of the Supervisory Board, Alexander von Witzleben, sold 1,000 shares in Carl Zeiss Meditec AG at a price of € 11.70. The appropriate details of these securities transactions were immediately made publicly accessible following their notification on the Company's Website at www.meditec.zeiss.com/ir and submitted to the Bundesanstalt für Finanzdienstleistungsaufsicht (Bafin, Federal Supervisory Office for Financial Services).

Shareholder structure

Shareholder structure of Carl Zeiss Meditec AG


28%
72%
<0.1%
<0.1%
Share capital 100%
Carl Zeiss Group
Free float
Carl Zeiss Meditec AG
Management and Supervisory Board of Carl Zeiss Meditec AG

Consolidated statement of income (US GAAP)

€ '000		3rd Quarter 2003/2004 1 April 2004 - 30 June 2004		3rd Quarter 2002/2003 1 April 2003 - 30 June 2003		9-Month Report 2003/2004 1 October 2003 - 30 June 2004		9-Month Report 2002/2003 1 October 2002 - 30 June 2003
Sales		**54,497**		**55,387**		**170,411**		**175,897**
Costs of goods sold		(29,371)		(31,512)		(92,210)		(100,350)
Gross profit		**25,126**		**23,875**		**78,201**		**75,547**
Selling and marketing expenses		(11,108)		(9,695)		(33,855)		(30,389)
General and administrative expenses		(2,446)		(2,730)		(8,021)		(8,479)
Research and development expenses	(6,294)		(6,090)		(19,064)		(18,200)	
Minus government grants received	155	(6,139)	477	(5,613)	752	(18,312)	1,371	(16,829)
Other operating income / (expense), net		44		74		211		206
Foreign currency gains / (losses)		258		(89)		644		(798)
Income before interest result and income taxes		**5,735**		**5,822**		**18,868**		**19,258**
Interest income / (expense), net		(302)		(520)		(937)		(1,588)
Income before income taxes		**5,433**		**5,302**		**17,931**		**17,670**
Income tax expense from continuing operations		(2,246)		(1,845)		(7,060)		(7,911)
Minority interests		(284)		(439)		(1,511)		(1,943)
Net income from continuing operations		**2,903**		**3,018**		**9,360**		**7,816**
Income / (loss) before income taxes from discontinued operations		-		(1,816)		-		(4,181)
Income tax benefit from discontinued *operations*		-		434		-		1,047
Net income / (loss) from discontinued operations		**-**		**(1,382)**		**-**		**(3,134)**
Net income		**2,903**		**1,636**		**9,360**		**4,682**
Earnings / (loss) per share, basic (€):								
from continuing operations		**0.10**		**0.11**		**0.33**		**0.30**
from discontinued operations		**-**		**(0.05)**		**-**		**(0.12)**
Total		**0.10**		**0.06**		**0.33**		**0.18**
Earnings / (loss) per share, diluted (€)								
from continuing operations		**0.10**		**0.11**		**0.33**		**0.30**
from discontinued operations		**-**		**(0.05)**		**-**		**(0.12)**
Total		**0.10**		**0.06**		**0.33**		**0.18**
Average number of shares outstanding:								
Basic		**28,402,377**		**25,819,989**		**28,402,377**		**25,828,552**
Diluted		**28,402,377**		**25,819,989**		**28,402,377**		**25,828,552**

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated balance sheet (US GAAP)

€ '000	30 June 2004	30 September 2003
Assets		
Current assets:		
Cash	47,261	45,015
Restricted Cash	-	850
Trade accounts receivable, net of allowances of € 11.794m (prev. year: € 10.478m)	23,005	30,344
Accounts receivable from related parties	26,921	20,451
Inventories	38,084	38,611
Prepaid expenses	1,417	1,132
Deferred income taxes	7,998	7,958
Other assets	2,529	4,472
Total current assets	**147,215**	**148,833**
Property, plant, and equipment, net	24,542	26,000
Goodwill	15,951	11,116
Other intangible assets, net	5,682	5,079
Other long-term accounts receivable, net of allowances of € 0m (prev. year: € 0.047m)	457	718
Loans	2,963	2,818
Deferred income taxes	10,246	11,281
Total assets	**207,056**	**205,845**

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

€ '000	30 June 2004	30 September 2003
Liabilities and shareholders' equity		
Current liabilities:		
Short-term debt	-	-
Current portion of long-term debt	195	187
Current portion of capital lease obligations	589	374
Trade accounts payable	7,872	10,636
Accounts payable to related parties	5,707	5,919
Income taxes payable	2,940	6,655
Deferred income	5,065	4,870
Deferred income taxes	108	8
Accrued expenses	19,640	20,527
Other current liabilities	1,743	1,140
Total current liabilities	**43,859**	**50,316**
Long-term debt, net of current portion	4,695	4,841
Capital lease obligations, less current portion	23,281	24,731
Long-term deferred income	728	1,007
Deferred income taxes	558	226
Other liabilities	131	177
Total liabilities	**73,252**	**81,298**
Minority interests	4,584	3,147
Shareholders' equity:		
26,416,629 ordinary shares with an imputed nominal value of € 1.00	28,417	28,417
Additional paid-in capital	89,433	89,433
Retained earnings	21,392	12,032
Accumulated other comprehensive loss	(9,914)	(8,374)
Treasury stock	(108)	(108)
Total shareholders' equity	**129,220**	**121,400**
Total liabilities and shareholders' equity	**207,056**	**205,845**

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Q3

Consolidated cash flow statement (US GAAP)

€ '000	9-Month Report 1 October 2003 - 30 June 2004	9-Month Report 1 October 2002 - 30 June 2003
Cash flow from operating activities:		
Net income	9,360	4,682
Adjustments to reconcile net income to net cash provided by / (used in) operating activities		
Minority interest	1,511	1,943
Depreciation and amortisation	3,953	4,073
Loss on disposal of fixed assets	31	42
Loss on disposal of discontinued operations	-	2,612
Deferred taxes	581	(573)
Change in working capital:		
Trade accounts receivable	6,986	9,178
Inventories	1,592	(5,976)
Prepaid expenses and other current assets	182	1,151
Trade accounts payable	(3,034)	146
Accrued tax expenses	(3,562)	5,085
Other accrued expenses and liabilities	(405)	(3,124)
Deferred income	119	7
Total adjustments	**7,954**	**14,564**
Net cash provided by operating activities	**17,314**	**19,246**
Cash flow from investing activities:		
Change of restricted cash	818	-
Purchase of fixed assets	(1,891)	(1,186)
Purchase of intangible assets	(410)	-
Gain on sale of fixed assets	5	-
Increase of loans	(147)	(75)
Inpayment due to the sale of a subsidiary in the context of an *asset deal*	-	200
Inpayment due to the disposal of discontinued operations	1,500	1,000
Acquisition of consolidated companies, net of funds received (hiko: € 5.770m, Carl Zeiss Meditec Co. Ltd., Tokyo: € 1.697m)	(5,770)	1,697
Net cash (used in) / provided by investing activities	**(5,895)**	**1,636**
Cash flow from financing activities		
Repayments of short-term debt	(1,735)	(1,368)
Repayments of long-term debt	(367)	(133)
Inpayments from taking up loans from related parties	696	2,861
Increase / (decrease) in liabilities due to Treasury	87	(9,785)
(Increase) / decrease in accounts receivable from Treasury	(6,657)	(1,141)
Repayments under capital lease contracts	(269)	(267)
Inpayments due to sale and lease-back transactions	-	110
Purchase of treasury stock	-	(105)
Net cash used in financing activities	**(8,245)**	**(9,828)**
Effect of exchange rate changes on liquid assets	(928)	(964)
Net change in cash	2,246	10,090
Cash, beginning of the reporting period	45,015	7,183
Cash, end of the reporting period	**47,261**	**17,273**
Supplemental disclosures concerning the cash flow:		
Interest paid	**1,644**	**2,034**
Income taxes paid	**9,934**	**2,264**

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Consolidated statement of changes in shareholders' equity (US GAAP)

€ '000

	Share capital	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total shareholders' equity
As per 30 September 2002	**25,833**	**67,389**	**5,474**	**(3,367)**	**-**	**95,329**
Net income	-	-	6,558	-	-	6,558
Other comprehensive loss (due to currency conversions)	-	-	-	(5,007)	-	(5,007)
Accumulated comprehensive income	-	-	-	-	-	1,551
Purchase of treasury stock	-	-	-	-	(108)	(108)
Capital increase	2,584	22,044	-	-	-	24,628
As per 30 September 2003	**28,417**	**89,433**	**12,032**	**(8,374)**	**(108)**	**121,400**
Net income	-	-	9,360	-	-	9,360
Other comprehensive loss (due to adjustments of accruals for pensions)	-	-	-	(65)	-	(65)
Other comprehensive loss (due to currency conversions)	-	-	-	(1,475)	-	(1,475)
Accumulated comprehensive income	-	-	-	-	-	7,820
As per 30 June 2004	**28,417**	**89,433**	**21,392**	**(9,914)**	**(108)**	**129,220**

The following notes to the consolidated financial statements are part of the unaudited consolidated financial statements.

Notes to the consolidated interim financial statement

1. General comments

Accounting and valuation methods

The unaudited consolidated interim financial statements of Carl Zeiss Meditec AG ("the Company", "Carl Zeiss Meditec") for the period ending 30 June 2004 were prepared in compliance with the US *Generally Accepted Accounting Principles* ("US GAAP").

The accounting and valuation methods were applied in accordance with the last consolidated financial statements and that of the corresponding period of the previous year.

The rules of the German Accounting Standard (DRS) No. 6 for interim reporting were complied with.

These interim financial statements include all necessary accrued expenses and deferred revenue and, in the Management's opinion, present a true and fair view of the net worth, financial position and earnings of the Company. All the accruals and deferrals are in line with standard practice regarding accounting periods.

The results of the interim periods may not necessarily yield valid conclusions about the annual result.

The interim financial statements should be read in conjunction with the audited consolidated financial statements as of 30 September 2003 that are included in the Annual Report 2002/2003 of Carl Zeiss Meditec AG.

Expansion of the reporting entity

On 17 December 2003 Carl Zeiss Meditec AG acquired a 100% interest in the former hiko medical communication GmbH of Pirmasens. The company now operates under the name Carl Zeiss Meditec Systems GmbH. The company specialises in the development of medical software solutions and under the name VISUPAC™ it markets a successful product that enables the filing and management of diagnostic and treatment data by eye specialists and clinics. Furthermore, Carl Zeiss Meditec Systems GmbH has an efficient team of development, marketing and service specialists at its disposal. With the acquisition of this company, Carl Zeiss Meditec has taken a further major step in the implementation of its strategy. Carl Zeiss Meditec will secure the necessary resources and know-how, in order to be able to offer customers cross-platform software solutions for ophthalmic applications.

Activities of the acquired company are reflected in the consolidated financial statements from 17 December 2003, the day of acquisition.

The acquisition costs due immediately in cash amounted to € 6.094 million. Direct incidental acquisition costs amounted to € 66,000.

The fixing and allocation of the purchase price are based on the preliminary estimates and as yet not completely audited balance sheet figures of Carl Zeiss Meditec Systems GmbH and are therefore subject to change by the Company's Management Board until the final evaluation and examination of the fair value of the net assets acquired, the debts assumed and provisions.

The following table shows a breakdown of the purchase price (including incidental acquisition costs) at the time of acquisition (purchase price allocation/PPA) in conformance with SFAS No. 141.

€ '000	
Purchased current assets	3,069
Purchased property, plant and equipment	194
Purchased other intangible assets	21
Purchase Price Allocation:	
Computer software	1,318
Goodwill	4,863
Total purchased assets and *Purchase Price Allocation*	**9,465**
Assumed current liabilities	(2,675)
Assumed other long-term liabilities	(630)
Total purchase price	**6,160**

Intangible assets (computer software) identified within the scope of purchase price allocation are written off over an average term of five calendar years.

The acquisition resulted in goodwill valued at € 4.863 million. In accordance with SFAS No. 141, scheduled amortisation was not recorded on this amount. Instead, the acquired goodwill is subject to impairment testing provisions of SFAS No. 142.

According to the principle of materiality, no pro forma values were given.

At this point it should be noted that Carl Zeiss Meditec Systems GmbH (formerly hiko medical communication GmbH) generated/generates the majority of its revenue through business with Carl Zeiss Meditec AG. The consolidation of this company thus has virtually no effect on group sales.

2. Notes to the consolidated income statement

Pro forma figures on the Stock Option Plan

In the consolidated financial statements Carl Zeiss Meditec AG uses APB No. 25 for the valuation of the stock option plan. Due to the fact that the exercise hurdle was not exceeded and thus no intrinsic value arose, the Company did not post any remuneration expenses.

Had the method defined in SFAS No. 123 for the calculation of the remuneration expenses been applied, the consolidated net income for the year and the earnings per share would have been as follows:

€ '000	3rd quarter 2003/2004	3rd quarter 2002/2003	9 months 2003/2004	9 months 2002/2003
Consolidated net income as posted	2,903	1,636	9,360	4,682
Stock options expenses acc. to FAS 132	(1)	(27)	(53)	(146)
Tax gain	-	10	20	56
Stock options expenses (after tax) according to SFAS No. 123	(1)	(17)	(33)	(90)
Pro forma consolidated net income	2,902	1,619	9,327	4,592
Basic and diluted earnings per share (€):				
as posted	0.10	0.06	0.33	0.18
pro forma	0.10	0.06	0.33	0.18

Profit / (loss) per share

The basic earnings/(loss) per share were calculated by dividing the consolidated net income for the repording period by the weighted average number of common shares issued in the relevant accounting period. Earnings/(loss) per share allowing for the dilution effect were calculated in compliance with SFAS No. 128 to reflect the effect of diluting securities.

The share options issued to employees did not generate any dilution effects either in the quarter or in the comparative period.

Discontinued activities

As of 1 May 2003 the Company sold the dermatological and dental laser divisions that were not part of its core business to the Italian companies EL.EN S.P.A., Florence, and Quanta System S.P.A., Milan.

In accordance with the accounting rules set forth in SFAS No. 144 this disposal was identified as "discontinued operations". The consolidated income statement was adjusted in the previous year to take account of these activities. The revenue from the sale of business units is shown at the bottom of the income statement ("Consolidated net income from discontinued operations"). No profits/losses from discontinued operations are shown in the financial year 2003/2004. In the allocation of revenues and expenses, there were changes in losses from discontinued operations between the second and third quarters of the previous year. This did not, however, have any impact on the overall level of this item in the 2002/2003 financial statement.

Business relationships to related parties

Sales amounting to € 45.704 million (previous year: € 43.208 million) resulted from the relations with affiliated companies in the reporting period 2004. The designation "related parties" comprises the Carl Zeiss Stiftung, Carl Zeiss Jena and their affiliated companies.

3. Notes to the consolidated balance sheet

Warranties

The Company furnishes the buyer with a warranty for sold products for the contractually agreed period of 15 months. Provisions are formed for this purpose on the basis of the average values of warranty claims made in the past.

The following table shows the change in warranty provisions from 1 October 2003 to 30 June 2004:

€ '000	
As of 1 October 2003	**3,856**
Appropriation	3,190
Reversal of excess reserves	(244)
Utilisation	(2,626)
Currency effects	(72)
As of 30 June 2004	**4,104**

Pensions

The Company offers defined benefit pension plans to certain employees. Such benefits are determined primarily by the employee's remuneration and length of service. Pension obligations and the expenditure necessary to cover these obligations are calculated by the prescribed projected unit credit method in conformance with SFAS No. 87. The projected unit credit method reflects economic assumptions based on long-term expectations, as well as the performance of assets set aside to fund future benefit payments.

Pension expenditure for the periods 1 October 2003 to 30 June 2004 and 1 October 2002 to 30 June 2003 was as follows:

€ '000	3rd quarter 2003/2004	3rd quarter 2002/2003	9 months 2003/2004	9 months 2002/2003
Wages and salaries	25	23	75	70
Interest expenses for projected benefit obligations	13	8	41	25
Amortisation of actuarial profits/losses	3	1	9	1
Pension expenditure	**41**	**32**	**125**	**96**

4. Segment reporting

As of the balance sheet date, segment reporting was as follows:

€ '000	3rd quarter 2003/2004	3rd quarter 2002/2003	9 months 2003/2004	9 months 2002/2003
Group sales				
Germany	28,105	23,773	82,167	75,885
USA	35,026	35,896	101,669	112,512
Japan	7,286	6,419	23,310	21,095
Rest of Europe		-	-	915
Eliminations	(15,920)	(10,701)	(36,735)	(34,510)
Consolidated	**54,497**	**55,387**	**170,411**	**175,897**

€ '000	3rd quarter 2003/2004	3rd quarter 2002/2003	9 months 2003/2004	9 months 2002/2003
Earnings before interest and taxes				
Germany	2,006	1,844	3,478	6,302
USA	3,753	3,389	11,583	11,364
Japan	880	1,159	4,184	5,108
Rest of Europe	47	(35)	(45)	(605)
Eliminations	(951)	(535)	(332)	(2,911)
Consolidated	**5,735**	**5,822**	**18,868**	**19,258**

Sales revenue and operating income/loss is allocated according to the geographic region of the group company that generates the revenue or the operating income/loss.

i

The 9-Month Report 2003/2004 of Carl Zeiss Meditec AG has been published in German and English.

Both versions and the key figures of this report are available for downloading from the following address: *www.meditec.zeiss.com/ir*

Financial calendar and contact

Financial year 2003/2004

Date	
September / October 2004	*R&D Day in Jena*
September / October 2004	*Road show*
23/24 November 2004	*German Equity Forum in Frankfurt*
15 December 2004	*Annual Financial Statements 2003/2004*
15 December 2004	*Balance Sheet Press Conference, Frankfurt am Main*
15 December 2004	*Analysts' Meeting, Frankfurt am Main*

Carl Zeiss Meditec AG

Jens Brajer

Director Investor Relations

Phone: +49 (0) 36 41 / 2 20-1 15
Fax: +49 (0) 36 41 / 2 20-1 17
investors@meditec.zeiss.com

Editor:
Jens Brajer

Concept and design:
PR.OFIL PR und Werbeagentur GmbH, Erfurt, Germany
www.profilpr.de

Printed in Germany 08/2004.
Printed on environment-friendly paper bleached in a chlorine-free process.

Carl Zeiss Meditec AG
Goeschwitzer Str. 51-52
D-07745 Jena, Germany

Phone: +49 (0) 36 41 / 2 20-0
Fax: +49 (0) 36 41 / 2 20-112
www.meditec.zeiss.com

9-Month Report
2003/2004

CARL ZEISS MEDITEC



- Ref. # 89 -

Consolidated net income doubled – decline in sales revenue due to currency exchange influences.

CARL ZEISS MEDITEC

Consolidated statement of income (US GAAP)

	9 M 02/03	9 M 03/04	
Sales ▽	**175.9**	**170.4**	-3.1% over previous year due to currency exchange influences
△	*175.9*	*182.3*	+3.7% on basis of constant exchange rates
△	*165.0*	*182.3*	+10.5% adjusted for OEM business in previous year and exchange rate effects
Gross margin △	**42.9%**	**45.9%**	Changes in product mix
EBIT margin △	**10.9%**	**11.1%**	EBIT margin improved despite higher investment in M&S and R&D
EBIT ▷	**19.3**	**18.9**	
Net consolidated income △	**4.7**	**9.4**	Improved tax rate, decreased interest payments, in the previous year burdens on earnings by Aesthetic and Dental

All figures in € million.

Milestones: Innovations boost profitability – cash and cash equivalents at record level

- ✓ **R&D activities** further increased: Market launch of new products:
  - Visupac™ 4.0: Intelligent networking of different diagnostic systems and connection to hospital and practice management systems; first product of Carl Zeiss Meditec Systems GmbH (formerly hiko)
  - PreviewPHP™: Improved early diagnosis of AMD (age-related macula degeneration)
  - ACMaster ™: Precision examination and measurement of the anterior eye segment prior to refractive surgery
- ✓ Success in selective **increase in market penetration**:
  - Significant growth in sales in Asia
  - Discontinuation of OEM sales in the USA more than compensated
- ✓ Thanks to strong operative cash flow, **cash and cash equivalents** at record level (€ 47.3m, 30 September 2003: € 45.0m)

High growth in laser sales – Sales in diagnostic segment significantly above market growth.

CARL ZEISS MEDITEC

Sales by business segment: 9-Month Report 2002/2003 and 2003/2004, resp.



Diagnostic
Laser
Service
As reported
175.9
170,4
133.5
123.9
-7.2%
25.0
31.0
+24.0%
17.4
15.5
-11.0%
9-Month Report 2002/2003
9-Month Report 2003/2004
Based on const. exchange rates
175.9
182.3
OEM: 10.8
w/o OEM: +9.4%
133.5
134.2
-0.5%
25.0
31.4
+25.6%
17.4
16.7
-3.7%
9-Month Report 2002/2003
9-Month Report 2003/2004

Sales figures in € million.

Strong growth in Asia and Americas – Discontinued OEM sales in the USA more than offset.

CARL ZEISS MEDITEC



Sales by region: 9-month report 2002/2003 and 2003/2004, resp.
Asia/ Pacific
Americas
Europe (ex. Germany)
Germany
As reported
175.9
170.4
38.8
91.1
32.7
13.3
45.2
80.8
32.4
12.0
+16.2%
-11.3%
-0.6%
-10.0%
9-Month Report 2002/2003
9-Month Report 2003/2004
Based on const. exchange rates
175.9
182.3
38.8
91.1
32.7
13.3
46.7
91.2
32.4
12.0
OEM: 10.8
+20.3%
o. OEM : +13.6%
+0.1%
-0.6%
-9.9%
9-Month Report 2002/2003
9-Month Report 2003/2004

Sales figures in € million.

Financial structure further optimised: Trade accounts receivable again reduced – equity capital increased.

CARL ZEISS MEDITEC

Balance sheet structure as of 30 September 2003 and 30 June 2004


Total:
205.8
207.1
45.0
103.8
45.9
11.1
50.3
31.0
121.4
3.1
47.3
100.0
43.9
15.9
43.9
29.4
129.2
4.6
30 September 2003
30 June 2004
Assets
Cash and cash equivalents
Current assets
(w/o cash and cash equivalents)
Long-term assets
(w/o goodwill)
Goodwill
Liabilities
Current liabilities
Non-current liabilities
Shareholders' equity
Balancing item for minority interests

Sales figures in € million.

Sound balance sheet structure as a good basis for the financing of growth options.

CARL ZEISS MEDITEC

Key data on net worth

	30 Sep. 2003	30 June 2004	
Equity ratio	59.0%	62.4%	Improvement in profitability and important balance sheet items further strengthens equity ratio
Net debt	€ 24.2m	€ 7.5m	Further liabilities paid off
Net financial debt	€ -27.0m	€ -36.7m	Cash and cash equivalents > interest-bearing liabilities
Cash and cash equivalents	€ 45.0m	€ 47.3m	Operative cash flow more than compensates for acquisition expenditure in Q1
Days of sales outstanding (DSO)	59.1 days	49.8 days	Further decrease in trade accounts receivable

Operative cash flow below last year's figure due to early discharge of liabilities – but liquidity increased.

CARL ZEISS MEDITEC

Consolidated cash flow statement in 2002/2003 and 2003/2004 9-month reports



19.2
17.3
1.6
-5.9
-9.8
-8.2
10.1
2.2
Cash flow from operating activities
Cash flow from investing activities
Cash flow from financing activities
Change in cash and cash equivalents
9-Month Report 2002/2003
9-Month Report 2003/2004

All figures in € million.

Further improvement in important profitability ratios.

CARL ZEISS MEDITEC



Profitability ratios 9-month report 2002/2003 and 2003/2004
Return on sales
2.7%
5.5%
Return on assets (RoA) (9 months)
3.4%
6.0%
Return on equity (9 months)
6.5%
9.7%
Return on total capital (9 months)
9.8%
11.4%
9 month report 2002/2003
9 month report 2003/2004

Continuous improvement in earning capacity as a sound basis for further growth.

CARL ZEISS MEDITEC

Development of gross margin, EBIT margin and return on sales



Financial year 2002/2003
Financial year 2003/2004
40.4%
10.2%
4.2%
42.9%
11.1%
2.5%
42.9%
10.9%
2.7%
43.5%
10.5%
2.8%
43.7%
10.5%
6.0%
45.8%
11.3%
5.6%
45.9%
11.1%
5.5%
3 months
6 months
9 months
12 months
3 months
6 months
9 months
Gross margin
EBIT margin
Return on sales

R&D activities increased for securing future growth.

Key ratios

- Expenditure: € 18.3m (previous year: € 16.8m)
- R&D ratio: 10.7% of group sales (prev. year: 9.6%)

Market launches in Q3

- VISUPAC™ 4.0
- Preview PHP™:
- ACMaster™

Outlook Q4 2003/2004 / Q1 2004/2005: Projects about to be concluded

- VISULAS™ YAG III
- Expansion of functionality for products already on the market

Medium-term projects

- New systems on the basis of optical coherence tomography (OCT)
- Femtosecond lasers
- LAT

Milestones of strategic development implemented as announced.

CARL ZEISS MEDITEC

Milestone	Contents	Status
Software solutions	Intelligently networked diagnostic and treatment systems including data management and new methods of data assessment	✓ Software acquisition ✓ GPA™ software
New technologies and products	Innovative diagnostic systems based on OCT technology, innovative diagnostic systems for the early recognition of serious eye diseases	✓ Numerous development projects (e.g. YAG III, LAT) ✓ Product launches: VISUPAC™ 4.0, PreviewPHP™, ACMaster™
Rounding off product portfolio	e.g. multi-wavelength lasers, innovative diagnostic technologies	✓ Assessment of different options
Increase in market penetration	Investments to increase market penetration	✓ Growth in Asia, improvement in USA

Carl Zeiss Meditec – asset value with good growth perspectives.

CARL ZEISS MEDITEC

- Carl Zeiss Meditec holds a strong market position and has excellent prerequisites for playing an active role in industry consolidation:
  - "Zeiss" as a world-famous brand
  - Effective global sales network
  - Strong innovation power
- Continued and significant improvement in income and earnings since the foundation of the company in mid-2002.
- Sound balance sheet structure:
  - Equity ratio at 62.4% (30 June 2004)
  - Cash and cash equivalents at high level of ~23% of balance sheet total (30.06.04)
  - No net financial debt
- Excellent mid-term growth perspectives in the current market and the ophthalmic surgery market bordering core business

Targets for the FY 2003/2004

- Due to exchange rates, sales will at most be at the same level as previous year
- Return on sales to be significantly increased compared to previous year

During the course of his or her life, everyone will suffer from an eye disease. Two out of three patients will be examined or treated with a Carl Zeiss Meditec AG device.



Thank you for your kind attention.

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Supervisory and Management boards donate devices for Third World aid project

Presentation of slit lamps to Christoffel Mission for the Blind for eye care centres in Sambia and Pakistan

(Jena, 16 August 2004) Two slit lamps for eye examinations were presented by Dr Michael Kaschke, Chairman of the Supervisory Board, and Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG, to Martin Georgi, Director of the Christoffel Mission for the Blind and eye specialist Dr Klaus Schiller, who works in a voluntary capacity at an eye centre at Tororo/Uganda. The slit lamps were funded from personal donations by members of the Executive and Supervisory Board of the Jena-based ophthalmic solutions provider. "Carl Zeiss was founded on innovative science, top quality, precision and social responsibility – and we remain very much committed to this idea," explained Kaschke at the handover. As Krauss added: "Our tenet at Carl Zeiss Meditec is that everyone has the right to see the world with his or her own eyes. With this donation we would like to express our personal dedication to this cause." Martin Georgi thanked the Jena-based company: "As a company, Carl Zeiss Meditec is engaged in a wide range of projects to promote eye care in the Third World. Carl Zeiss is the first corporate sponsor under the initiative "Vision 2020 – The Right to Sight", whose goal it is to prevent avoidable blindness in the world. We find it most commendable that the Executive and Supervisory Board members of Carl Zeiss Meditec are also taking on this commitment in their personal lives. The donated equipment will help to meet the urgent need in poorer countries."

As all-purpose devices, slit lamps for eye examinations belong to the basic equipment of every eye specialist. One of the donated slit lamps has been earmarked for the eye health care programme at the Central Hospital in Kitwe/Zambia. The hospital caters for the medical needs of approx. a million people in the copper belt province of Northern Zambia. Dr. Seneadza's eye care department is the only one at a public hospital in the entire province. One of the main spheres of activity of this eye care department is the treatment of cataracts. A cataract is a medical condition that is one of the major causes of blindness worldwide. The eye's natural lens becomes cloudy and if it is not replaced by an artificial lens, the patient loses his or

Press Release

her sight. In 2003 Dr Seneadza and his team examined about 23,000 patients and performed cataract surgery to prevent blindness in 1,180 cases.

The Christian Hospital at Taxila in Northern Pakistan will receive the other slit lamp. The hospital was founded as early as 1922 and maintains the world's largest eye care department with 380 beds. Work in the eye care department is supplemented by "eye camps" – school row examinations – in the wider vicinity. Currently the hospital is endeavouring to gain official recognition as a training centre for eye specialists.

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Change in the Management Board of Carl Zeiss Meditec AG

(7 September 2004) The Supervisory Board of Carl Zeiss Meditec AG has agreed to Dr Walter-Gerhard Wrobel's request to leave the company by the end of the financial year (September 30, 2004).

As one of the members of the Management Board Dr Wrobel responsibilities have included the ongoing development of Carl Zeiss Meditec's product portfolio as well as Manufacturing and Quality Management. In theses areas the company will continue to built on its strong and experienced international management team.

Both, the Supervisory and Management Board of Carl Zeiss Meditec AG would like to thank Dr Wrobel for his work and wish him every success for the future.

Contact:
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com

ZEISS CARL ZEISS MEDITEC

EXHIBIT C
- Ref. # 92 -

Carl Zeiss Meditec: 4,000th IOLMaster® sold

Unique technology makes IOLMaster® a successful product – further areas of application tapped thanks to new system

(Jena, September 8th, 2004) Carl Zeiss Meditec AG has once again underlined its leading global position in systems for the diagnosis and treatment of cataracts. The 4,000th IOLMaster® was today completed and dispatched to a customer in the USA. "Carl Zeiss Meditec AG has revolutionized the treatment of cataracts with the IOLMaster®, which was launched on the market in September 1999. For the ophthalmologist the use of this system means a clear increase in efficiency, and for the patient an improvement in the quality of life with what is a common disease. This was reason enough for us to develop further areas of application for this unique technology," states Ulrich Krauss, the chairman of the board of Carl Zeiss Meditec AG.

With cataracts the natural lens of the human eye becomes clouded and is replaced with an intraocular lens (IOL). With the IOLMaster® the natural lens may be measured using a contact-free method prior to the operation, and the strength of the artificial lens calculated exactly and with the optimum refraction power. The IOLMaster® reduces the measuring and calculation times for the physician to one quarter of that required with conventional device technologies. Thanks to the unique technology the system replaces a number of devices in an ophthalmologist's practice. In Germany 3 out of every 4 surgeons already use this device, and on an international scale the technology is in great demand. The measurement of the eye is particularly gentle for the patient, and thanks to the extreme accuracy of the device it is possible to avoid any need for a patient to wear spectacles after the operation. With ca. 14 million operations per year worldwide this is one of the most common medical procedures.

Like the successful IOLMaster®, the new ACMaster device system is based on optical biometry and is used specifically for high precision examination and measurement of the anterior eye segment. This is of significance in particular in refractive surgery (for the treatment of vision defects) and with the use of newer types of IOL. In the USA and in Japan the market approval

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CARL ZEISS MEDITEC

processes for the ACMaster are currently under way. Carl Zeiss Meditec is thus preparing for the global market launch of a system for which there is no comparable product with regard to the precision and reproducibility of the measuring results.

Words: 408
Characters (without spaces): 2,105
Characters (with spaces): 2,515

Press Release

ZEISS CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Telephone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

ZEISS CARL ZEISS MEDITEC

Carl Zeiss Meditec: Clinical trial begun to study ophthalmic laser in the USA

Meeting conditions for market entry in USA

(Jena, September 22nd, 2004) The first clinical trial subjects in the USA have been treated with Carl Zeiss Meditec AG's MEL 80™ Excimer Laser. The United States Food and Drug Administration recently granted the Jena-based provider of ophthalmic solutions permission to carry out the study.

The MEL 80™ Excimer Laser is a state-of-the art laser system which can be used to remove corneal tissue in the correction of vision defects. Ulrich Krauss, President and CEO of Carl Zeiss Meditec AG said, "The launch of this approval study for our MEL 80™ Excimer Laser constitutes a major step for us as we increase our worldwide market presence yet further. Our staff in Jena and in our subsidiary in Dublin have put a lot of time and effort into the preparation of this study. We are well equipped to meet the FDA's high quality criteria with our innovative laser system". The study encompasses all aspects of the treatment of myopia, hyperopia and astigmatism. Five centres will participate in the clinical trial. The ophthalmic surgeons who will be conducting operations with the laser are Dr. Mark Packer, Dr .I. Howard Fine, and Dr. Richard S. Hoffman (Eugene/ Oregon), Dr. John F. Doane (Leawood/ Kansas), Dr. Steven J. Dell (Austin/ Texas), Dr. Steve Schallhorn (San Diego/ California), and Dr. Roger Steinert (Irvine/California).

The IDE study (IDE - Investigational Device Exemption) is the precondition for market entry in the USA. It is internationally regarded as the most stringent and extensive of studies which have to be conducted in order to obtain device approval.

Press Release

CARL ZEISS MEDITEC

Brief Profile

Built on an unparalleled heritage of optical innovation, Carl Zeiss Meditec AG (International Securities Identification Number DE000531370) is one of the world's leading eye care solutions providers.

Its product line includes systems for the diagnosis and treatment of the four main diseases of the eye: refraction, cataract, glaucoma and retinal disorders. The company has incorporated its technologically-superior optics into a stream of product innovations throughout the years, from slit lamps and fundus cameras; to the Humphrey® Field Analyzer, recognized as the global standard for glaucoma detection and management; to its newest applications of lasers as embodied in its leading-edge MEL-80™ refractive laser and innovative STRATUSOCT™ for glaucoma diagnosis.

Carl Zeiss Meditec AG is based in Jena, Germany, with key subsidiaries in the U.S. (Carl Zeiss Meditec, Inc.) and Japan (Carl Zeiss Meditec Ltd.). The rapidly aging global population and other trends are expected to grow the ophthalmic market in the long term. The company is focused on applying innovative optical technologies to protect and enhance vision now and into the future.

28 percent of the Carl Zeiss Meditec shares are in scattered holdings. The remaining 72 percent are held by Carl Zeiss, one of the leading international optic and opto-electronic industry groups of companies in the world.=

Contact:

Public Relations
Kerstin Nössig / Public Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 3 35
Fax: +49 (0) 36 41 - 2 20 - 2 82

E-mail: k.noessig@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Investor Relations
Jens Brajer/Director Investor Relations
Goeschwitzer Str. 51-52
07745 Jena, Germany

Phone: +49 (0) 36 41 - 2 20 - 1 05
Fax: +49 (0) 36 41 - 2 20 - 1 17

E-mail: investors@meditec.zeiss.com
Web: http://www.meditec.zeiss.com

Press Release

Carl Zeiss Meditec AG buys back limited number of its own shares *(ad hoc)*

(Jena, 23 September 2004) Carl Zeiss Meditec AG intends to buy its own shares on the stock exchange. The number of shares to be purchased is limited and will be a number midway between one and ten thousand. The Management Board of the company was authorised at the annual general meeting on 19 March 2004 to buy back its own shares so as to offer these for purchase to employees of Carl Zeiss Meditec AG or its subsidiaries.

The authorisation granted to the Management Board to buy back its own shares is limited until 18 September 2005. In accordance with the shareholders' resolution, the purchase price may not be more than 10% above or below the closing rate of Carl Zeiss Meditec shares in XETRA trading at Frankfurt Stock Exchange on the respective previous day of business.

The Management Board considers an investment in the company's own shares at the current market price to be beneficial.

Contact(s):
Carl Zeiss Meditec AG, Jens Brajer/Director Investor Relations, Göschwitzer Str. 51-52, 07745 Jena, Phone: +49 (0)3641-220-105, Fax: +49 (0)3641-220-117, E-mail: investors@meditec.zeiss.com